Confidentially submitted to the Securities and Exchange Commission on April 6, 2021.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

GENIUS GROUP LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Singapore	8200	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification number)
8 Amoy Street, #01-01
Singapore 049950
Tel: +65 8940 1200
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711
Tel: (302) 738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications
sent to agent for service, should be sent to:
Barry Grossman, Esq. Benjamin S. Reichel, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas, 11th Floor New York, NY 10105 Tel: (212) 370-1300 Fax: (212) 370-7889	Rob Condon, Esq. Dentons US LLP 1221 Avenue of the Americas New York, NY 10020 Tel: (212) 768-6700 Fax: (212) 768-6800
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(2)		Amount of Registration Fee
Ordinary shares, no par value per share(1)(3)	$	[ ]	$	[ ]
Warrants to be issued to the representative of the underwriters		—(4)		—(4)
Ordinary shares underlying warrants to be issued to the representative of the underwriters (5)

1)
In accordance with Rule 416(a), the Registrant is also registering an indeterminate number of additional ordinary shares that shall be issuable to prevent dilution resulting from share splits, share dividends or similar transactions.

2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

3)
Includes [•] additional ordinary shares which may be issued upon exercise of the underwriters’ over-allotment option.

4)
No registration fee required pursuant to Rule 457(g).

5)
We have agreed to issue to the representative of the underwriters warrants to purchase ordinary shares representing up to 5% of the ordinary shares issued in the offering. The representative’s warrants are exercisable at a per share exercise price equal to 125% of the public offering price per ordinary share offered hereby. As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum aggregate offering price of the representative’s warrants is $[•], which is equal to 125% of $[•] (5% of $[•]).

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED APRIL [ ], 2021
[•] Ordinary Shares
Genius Group Limited

This is a firm commitment initial public offering of ordinary shares of Genius Group Limited. Prior to this offering, there has been no public market for our ordinary shares. We anticipate that the initial public offering price of our shares will be between $[•] and $[•].
We intend to apply to list our ordinary shares on the [•] under the symbol “[•].”
We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Foreign Private Issuer.”
Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 21. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)
Underwriting discounts and commissions do not include a non-accountable expense allowance equal to 1.0% of the initial public offering price payable to the underwriters. The underwriters will receive compensation in addition to the discounts and commissions. We refer you to “Underwriting” beginning on page 142 for additional information regarding underwriters’ compensation.

We have granted a 45-day option to the representative of the underwriters to purchase up to an additional [•] ordinary shares, solely to cover over-allotments, if any.
The underwriters expect to deliver the ordinary shares to purchasers on or about                 , 2021.
ThinkEquity
a division of Fordham Financial Management, Inc.
The date of this prospectus is           , 2021.

GeniusGroup

Delivering a Global Solution to Today's Education & Jobs Crisis

Government Accredited Curriculum

From 0 to 100 years old. Our accredited curriculum is delivered via our schools, camps, colleges and university campuses.

1,400,000 Students

Learning from 200+ countries around the world with students developing and learning every day.

Roger Hamilton | Creator

EdTech Platform

GeniusU connects entrepreneurs to the smartest knowledge, connections and opportunities using their virtual assistant, Genie

$29,000,000 Revenue

1000+ Virtual Events

20,000+ cities around the world

2000 + Faculty

Leading teachers, trainers, and mentors around the world

Entrepreneur Resorts

Unique worldwide locations including Cafe's, Coworking spaces and luxury resorts.

Our Genius Mission

As Nelson Mandela said,

TWO
ONE
K
PRE-K
Prep
0-7
EIGHT
SEVEN
SIX
FIVE
FOUR
THREE
Primary
6-14
TWELVE
ELEVEN
TEN
NINE
Secondary
12-18
SENIOR
JUNIOR
SOPHOMORE
FRESHMAN
Apprentice
16-22
ULTRAVIOLET
VIOLET
INDIGO
BLUE
GREEN
YELLOW
ORANGE
RED
INFRARED
Entrepreneur
16-80
ELDER
MASTER TRAINER
TRAINER
FACILITATOR
CONSULTANT
COACH
Mentor
18-100+

Our Genius Group Companies

GeniusGroup

Genius Group is the holding company that is acquiring other companies in the group. This is the company being listed on NYSE

geniusU

GeniusU delivers digital assets and a global community that benefits all students in our group of companies.

ENTREPRENEURS INSTITUTE

Entrepreneurs Institute owns the leading set of entrepreneur education tools, for startups to high growth companies

ENTREPRENEUR RESORTS

Entrepreneurs Resorts is the world's leading group of resorts, retreats and coworking cafes for entrepreneurs

EDUCATION ANGELS

E-SQUARE EDUCATION Established in 1994

UNIVERSITY OF Antelope Valley

pin property investors network

i

About This Prospectus
Except where indicated or where the context otherwise requires, the terms “Genius Group,” “we,” “us,” “our,” the “Company,” “our Company” and “our business” refer to Genius Group Limited together with its consolidated subsidiaries. For explanations of certain other terms used in this prospectus, please read “Prospectus Summary — Overview — A Brief Glossary” beginning on page 4.
You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.
For investors outside of the United States of America (the “United States” or the “U.S.”): Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ordinary shares and the distribution of this prospectus outside of the United States.
The Pre-IPO Group’s reporting currency is the United States (“U.S.”) dollar. The functional currencies of Genius Group Ltd and its subsidiaries are their local currencies (Singapore dollar and British pound) and the functional currency of Entrepreneur Resorts and its subsidiaries are their local currencies (Singapore dollar, South African Rand, and Indonesian Rupiah). The Pre-IPO Group engages in foreign currency denominated transactions with customers and suppliers, as well as between subsidiaries with different functional currencies. Gains and losses resulting from transactions denominated in non-functional currencies are recognized in earnings.
Unless otherwise noted, (i) all industry and market data in this prospectus is presented in U.S. dollars, (ii) all financial and other data related to Genius Group in this prospectus is presented in U.S. dollars, (iii) all references to “$” or “USD” in this prospectus (other than in our financial statements) refer to U.S. dollars, (iv) all references to “S$” or “SGD” in this prospectus refer to Singapore dollars, and (v) all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.
Our fiscal year end is December 31. References to a particular “fiscal year” are to our fiscal year ended December 31 of that calendar year. Our audited combined consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.
We obtained the industry, market and competitive position data in this prospectus from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties. None of the independent industry publications used in this prospectus were prepared on our behalf. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus, and to risks due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these forecasts and other forward-looking information.
We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ®, ™ and other similar symbols, but the absence of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.
This prospectus contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.
This prospectus is not a “prospectus” as defined in the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), and accordingly, statutory liability under the SFA in relation to the content of prospectuses will not apply. This prospectus has not been and will not be lodged with or registered as a prospectus by the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ordinary shares may not be circulated or distributed, nor may our ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A(1)(c) of the SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions set forth in the SFA.
Where our ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)   a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)   a trustee of a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares pursuant to an offer made under Section 275 of the SFA, except:
➢
to an institutional investor or to a relevant person as defined in Section 275(2) of the SFA, or (in the case of such corporation) where the transfer arises from an offer referred to in Section 275(1A) of the SFA or (in the case of such trust) where the transfer arises from an offer referred to in Section 276(4)(i)(B) of the SFA;

➢
where no consideration is or will be given for the transfer;

➢
where the transfer is by operation of law;

➢
as specified in Section 276(7) of the SFA; or

➢
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Any reference to the SFA is a reference to the Securities and Futures Act, Chapter 289 of Singapore and a reference to any term as defined in the SFA or any provision in the SFA is a reference to that term as modified or amended from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

Notification under Section 309B(1) of the SFA: The Company has determined, and hereby notifies all persons (including relevant persons (as defined in Section 309A(1) of the SFA)) that the ordinary shares are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in the MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
By accepting this prospectus, the recipient hereof and thereof represents and warrants that such recipient is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by the limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

PROSPECTUS SUMMARY
This summary highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and related notes and the risks described under “Risk Factors.” Our actual results and future events may differ significantly based upon a number of factors. The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.
Overview
A Brief Glossary
To aid in the understanding the entities, acquisitions, products, services and certain other concepts referred to in this prospectus, the following non-exhaustive glossary of terms is provided:
AI is an abbreviation of Artificial Intelligence and refers to technology that enables machine learning, specifically in the case of Genius Group where our Genie virtual assistant is able to recommend personalized steps for each student based on Genie learning the personal strengths, passions, purpose, preferences and level of each student through their inputs on our Edtech platform.
Certification refers to the digital courses on our GeniusU platform that faculty members take in order to be certified to mentor students on GeniusU, and to be able to add their own courses and products to GeniusU.
City Leader refers to our Mentors who host monthly events in their city to support the Students and Mentors in their local area.
E-Square refers to E-Squared Education Enterprises (Pty) Ltd, a South African private limited company and one of the IPO Acquisitions as defined below.
Edtech is an abbreviation of Educational Technology and refers to technology designed to improve the effectiveness, efficiency and experience of the education process. Genius Group is focused on growing as an Edtech group with the ability to scale rapidly and operate globally.
Education Angels refers to Education Angels in Home Childcare Limited, a New Zealand private limited company and one of the IPO Acquisitions as defined below.
Genius Group (or the Group) refers to the entire group of companies within Genius Group, which include the four companies in the Pre-IPO Group and, following the closing of their acquisitions, the four IPO Acquisitions as defined below.
Entrepreneurs Institute refers to Wealth Dynamics Pte Ltd, a Singapore private limited company and one of the companies in the Pre-IPO Group.
Entrepreneur Resorts refers to Entrepreneur Resorts Limited, a Seychelles public listed company on the Seychelles Merj Stock Exchange (Ticker: ERL). Entrepreneur Resorts was acquired by Genius Group in 2020.
Genius Group Ltd refers specifically to the holding company, Genius Group Limited, the Singapore public limited company which owns the other companies in the Group. Prior to a corporate name change in July 2019, it was known as GeniusU Pte Ltd. For the avoidance of doubt, references in this prospectus to Genius Group Ltd with respect to periods prior to its July 2019 name change should be understood as references to the company as operated under its previous name.
GeniusU Pte Ltd refers to the company formed in August 2019 under the corporate name GeniusU Pte Ltd (as distinct from its parent Genius Group Ltd, the current Group holding company, which until July 2019 used the name GeniusU Pte Ltd).

GeniusU, when used without any corporate suffix or otherwise not as part of a corporate name, refers to the Edtech platform including website, mobile app, AI system, data and software system under the GeniusU brand.
IASB refers to International Accounting Standards Board.
IFRS refers to International Financial Reporting Standards.
IPO Acquisitions refers to the four companies that will be acquired with a closing date scheduled to coincide with the closing of this offering in 2021, namely Education Angels, E-Square, Property Investors Network and University of Antelope Valley.
Mentor refers to our faculty members who have taken and passed Certifications on GeniusU.
microcamp refers to courses that are a combination of digital content on our GeniusU Edtech platform and live in-person courses conducted with our Mentors.
microdegree refers to the digital courses on our GeniusU Edtech platform. These are a combination of video, audio and text-based learning with assessments and exercises that students can take in their own time, on their own or with the guidance of our faculty.
microschool refers to the scheduled, live digital courses on our GeniusU Edtech platform. These are similar in format to microdegrees but differ in that they are conducted live together with other students and the guidance of our faculty, with live interaction, feedback and challenge-based presentations, competitions and awards.
Pre-IPO Group refers to the four companies which were already operating as a group in 2020 prior to the IPO Acquisitions expected to close in 2021, namely Genius Group Ltd, GeniusU Pte Ltd, Entrepreneurs Institute and Entrepreneur Resorts.
Property Investors Network (or PIN) refers to Property Investors Network Ltd combined with its sister company Mastermind Principles Limited, a United Kingdom (“U.K.”) private limited company and one of the IPO Acquisitions as defined above.
Students refers to members of GeniusU who have set up an account on our Edtech platform in order to access our microdegrees, microschools and other products on GeniusU.
University of Antelope Valley (or UAV) refers to University of Antelope Valley, Inc., a California corporation and one of the IPO Acquisitions as defined above.
Our Company
We are a world leading entrepreneur Edtech and education group, with approximately 1.4 million students in 200 countries, ranging from ages 0 to 100, and an annual growth rate of over 50% year-on-year since we launched in 2015. Our mission is to disrupt the current education model with a curriculum that teaches students how to “create a job” as an entrepreneur as much as how to “get a job” as an employee. Our group of eight companies including the Pre-IPO Group and IPO Acquisitions reported $28.7 million in revenue, $17.1 million in gross profit and $0.5 million in net loss before tax in 2019, however is still growing 50% year on year, while also funding the development of our Edtech platform.
Our entrepreneur education system is being delivered virtually and in-person, in multiple languages, locally and globally via our Singapore Edtech platform through microschools, camps, schools, colleges, universities and corporate training. Our 2,000+ faculty members, 7,000+ partners and community are global with an average of 50,000 new community members and 4,000 new students joining our GeniusU platform each week in 2020. Our City Leaders conduct our events (physically or virtually) in over 40 cities and over 2,000 faculty members operate their microschools using our online tools.

We believe one of the industries most in need of disruption and upgrading is the global education and training industry, which education market intelligence firm HolonIQ forecasts to grow to $10 trillion in size by 2030. The 2020 World Economic Forum “Schools of the Future” report highlights the urgent need for a more relevant curriculum to prepare students and adults for the future. We believe that the COVID-19 crisis has put an additional spotlight on the urgent need for an updated education system that is both high-tech and high-touch.
We have built our global group of entrepreneur education companies through organic growth and acquisitions, adding value to each company through GeniusU, which we are developing to provide AI-driven personal recommendations and guidance for each student. Our growth has been internally funded from our entrepreneur community to date through over 500 shareholders who have collectively invested approximately $10 million in Genius Group Ltd over the last five years. This offering is part of our next step in providing liquidity and a market to our existing and future shareholders, while providing funds to support our growth plan.
Our growth model is to acquire accredited schools, colleges and universities, and then integrate their accredited courses into our Edtech platform and then scaling the delivery of this curriculum through our global faculty and student community. Our Genie AI virtual assistant gives each student a personalized learning path at every stage of their education from 0 to 100 years old. Our system begins by identifying the preferences and level of each student, who can then connect with other students, Mentors and faculty mentors based on their talents, passions and driving purpose.
Students and Mentors then progress through challenge-based microschools, with credits and digital points able to be earned. Generally, the 0 to 5 year old students learn their natural way to learn and play, the 6 to 12 year old students build their life leadership and entrepreneurial skills, the 13 to 21 year old students learn how to start their business, join our global mentorship program with a small business or learn key vocational skills in our camps and competitions, and the over 21 year old students take our courses and receive mentorship for every level of business from startup to large corporations seeking an entrepreneurial edge. This curriculum is being developed as both a supplement to or a fully accredited replacement of the traditional U.S. school and university pathway. Our training products and tools are used by leading companies such as Google, IBM and Microsoft.
GeniusU includes personal profiles for students to present themselves, dashboards to measure progress, their learning and earning metrics, communication circles to connect with other students and Mentors, and a full range of continually upgraded learning modalities and assessment tools to suit each student, from microcourses, microschools and microdegrees, to certifications, undergraduate degrees and graduate degrees, delivered by a combination of global and local faculty.
Our Edtech platform enables a student to learn through every stage of their development. We have acquired companies that are leading the way in 21st century entrepreneur education at each stage of life that then can integrate and align into a full lifelong curriculum. We plan to continue our strategy of acquiring companies and then adding value to them by combining them in one Edtech platform and curriculum, which has enabled us to maintain 50%+ year on year growth.
Our Mission
“Education is the most powerful weapon which you can use to change the world.”
— Nelson Mandela
Our mission is to develop an entrepreneur education system that prepares students for the 21st century. We believe that the current global education system is in need of a more relevant, upgraded, student-centered curriculum that is both high-tech and high-touch.
For students who may struggle with typical test-focused, classroom-based, one-size-fits-all schooling, our mission is to provide the option of a personalized, passion-focused, purpose-based, flexible system that enables them to design a life that enables them to ignite their own genius.

For parents facing limited flexibility of location, teachers, subjects and standards, our mission is to provide a truly global system that can be accessed online, anytime, with their choice of location, teachers, Mentors, subjects and pathways that best suit their circumstances and facilitate child success.
For teachers, our mission is to provide a global platform that rewards thought leaders for the best content and courses, enabling the best coursework to grow globally.
For schools and colleges that are under-resourced and facing increasing demands of changing global economics and an uncertain future of work, our mission is to provide a cutting-edge curriculum to enable them to prepare their students effectively to get and create jobs and learn key life skills.
For companies struggling to find students with the leadership and technical skills to be employable, our mission is to provide company-sponsored programs that ensure a ready stream of employable students.
For governments under pressure to deliver an effective education with employable students and facing various barriers to rapid innovation, our mission is to innovate within the existing system, our mission is to provide a viable alternative to the current system.
A Brief History
Genius Group is made up of eight companies, of which four companies (The Pre-IPO Group) were established and acquired prior to 2021 and four companies (The IPO Acquisitions) have signed acquisition agreements with closing dates scheduled to occur on the same date as the closing of this offering. Below is a description of each company together with the history that led to their formation or acquisition:
At the end of 2018, the one company in the Group was Genius Group Ltd. This was in its third full year of operation as an Edtech company. Genius Group Ltd had grown in its first three years to 736,000 students with revenues of $6.9 million (including inter-company revenues) and net loss of $0.4 million in 2018. Total assets at the end of 2018 were $9.7 million, total liabilities were $10.2 million and total shareholders’ equity was $(0.5) million.
At the end of 2019, Genius Group had grown to include Genius Group Ltd, GeniusU Pte Ltd and Entrepreneurs Institute, as described below in Our Corporate Structure. Combined revenues in 2019 of the Pre-IPO Group, which includes Entrepreneur Resorts, acquired in July 2020, were $9.9 million and net loss before tax was $(1.2) million after eliminations. Total assets at the end of 2019 were $31.6 million, total liabilities were $12.8 million and total shareholders’ equity was $18.8 million.
At the end of 2020, Genius Group had entered into agreements to secure the four IPO Acquisitions which are scheduled to close on the same date as the closing of this offering: Education Angels, E-Square, Property Investors Network and University of Antelope Valley.
Our Corporate Structure
The eight companies within the Group (including the pending IPO Acquisitions) are as follows:
Genius Group Ltd is the holding company that is applying to be listed. It is currently a Singapore public limited company that following the various acquisitions and funding rounds has over 500 shareholders most of whom began as part of our global entrepreneur community.
GeniusU Pte Ltd is the Edtech company within Genius Group. GeniusU Pte Ltd provides the technology that enables us to grow our acquisitions as Edtech companies with its Edtech platform, AI digital assistant, personalized learning and global community. This is what we believe gives Genius Group its competitive edge, as each student and faculty member is able to use the tools on GeniusU to design their own personalized path and access the courses and content of all our acquisition companies from anywhere in the world.

Entrepreneurs Institute is a Singapore-based company that owns and develops the entrepreneur education curriculum and tools in the Group, used by many of the leading fast-growth high-tech companies in the world. In August 2019, Genius Group Ltd acquired Entrepreneurs Institute for $8 million.
Prior to the acquisition, Genius Group Ltd received 10% to 30% of Entrepreneurs Institute’s revenue as a platform fee. Following the acquisition of Entrepreneurs Institute, all products have been converted to digital offerings on GeniusU, and all revenues and costs of Entrepreneurs Institute have subsequently been absorbed into GeniusU Pte Ltd, with 100% of revenue becoming Edtech platform revenue in 2020.
The growing community within Entrepreneurs Institute has provided a test bed for GeniusU to grow and to now attract other educators to follow a similar model for global expansion. Many entrepreneurs within the community have gone from startup to high-growth, initial public offering, and exit over the last 20 years, and they are now supporting the creation of the Genius Group curriculum for their own children.
Entrepreneur Resorts is a public listed company on the Main Board of the Merj Seychelles Stock Exchange (ticker: ERL) that we believe is the world’s leading group of resorts, retreats and co-working cafes for entrepreneurs and prior to acquisition operated as a sister company to Genius Group Ltd and Entrepreneurs Institute. The company owns entrepreneur resorts in Bali and South Africa which run entrepreneur retreats and workshops. It also owns Genius Café, an entrepreneur beach club in Bali, and Genius Central, an entrepreneur co-working hub in Singapore. It plans to expand with a license model to other locations around the world. These locations had been using GeniusU Pte Ltd’s technology, digital marketing, data and platform to generate revenue and host entrepreneur accelerators, events and conferences prior to the acquisition, paying a 2.5% platform fee.
Following these acquisitions in 2020 and in preparation for this initial public offering of ordinary shares in 2021, Genius Group Ltd entered into a further four acquisition agreements with four education companies that complete our full Genius Curriculum. These form the IPO Acquisitions and are detailed below:
Education Angels is a New Zealand-based home childcare and education company. Genius Group Ltd entered into an agreement to purchase Education Angels in November 2020 for a purchase price anticipated to be approximately $2.1 million. The company has a model to train childcare professionals as educators for children from 0-5 years old, developing 21st century play and discovery skills as the first step in the Genius School curriculum. We plan to expand this model globally via our Edtech platform, with home educators certified on GeniusU.
E-Square, which we believe is South Africa’s leading entrepreneur education campus, provides a full range of programs from pre-primary through primary school, secondary school and vocational college. Genius Group Ltd entered into an agreement to purchase E-Square in November 2020 for a purchase price anticipated to be approximately $0.667 million (ZAR 10 million). E-Square’s training programs are government-funded, corporate-sponsored, and include a partnership with Microsoft Imagination Academy, providing technology skills to students. We plan to expand this model globally via our Edtech platform, faculty certifications and licenses to schools and vocational colleges.
Property Investors Network is a U.K.-based company that provides investment education through its fifty city chapters and monthly events in England, held both virtually and in-person. We believe that it is the largest property investor network in England. Genius Group Ltd entered into an agreement to purchase PIN in November 2020 for a purchase price anticipated to be approximately $4.5 million. PIN has a digital education and event model for investor education that Genius Group plans to expand globally via its Edtech platform.
The three Pre-IPO companies above have all grown as clients of Genius Group over the last five years and have developed into successful education companies.
University of Antelope Valley (UAV) is an accredited university based on a 10-acre campus in Lancaster, California. It offers career-focused on-campus and online programs at the Master’s, Bachelor’s and Associate degree level, as well as certificate and continuing education programs in several high-demand sectors. Genius Group Ltd entered into an agreement to purchase UAV in December 2020 at a purchase price of

$30 million. Our plan is to expand UAV’s U.S.-accredited degree and certificate offerings via our Edtech platform globally, and to establish the campus of UAV in Lancaster to be the innovation lab for our global curriculum.
In summary, the companies within the Group consist of Genius Group Ltd, a Singapore public limited company, which in turn owns or (upon the closing of the IPO Acquisitions) will own:
➢
100% ownership in GeniusU Pte Ltd, a Singapore private limited company;

➢
100% ownership in Entrepreneurs Institute, a Singapore private limited company;

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98% ownership in Entrepreneur Resorts Ltd, a Seychelles public listed company, which in turn owns five companies: Entrepreneur Resorts Pte Ltd (Singapore); Genius Central Singapore Pte Ltd, Vision Villa Resorts Pte Ltd (Indonesia); Tau Game Lodge (South Africa); and Matla Game Lodge (South Africa);

➢
100% ownership in Education Angels, a New Zealand private limited company;

➢
100% ownership in E-Square, a South African private limited company;

➢
100% ownership in Property Investors Network, a U.K. private limited company; and

➢
100% ownership in University of Antelope Valley, a California corporation

See the prospectus section entitled “Business — Our History and Corporate Structure” for additional information about our corporate structure.
Our Genius Curriculum
Our curriculum is being created in direct response to the challenges in the current education system, including notably the need for a reliable curriculum enabling students to employees to freelancers to startup founders to learn how to be entrepreneurial and “create a job” instead of needing to “get a job.” We began by making our curriculum an addition to the existing education system. We are now developing a life-long curriculum to provide a full, government accredited entrepreneurial alternative to the current systems offered from primary school and secondary school through to university, ongoing vocational training and entrepreneurial training.
A January 2020 World Economic Forum white paper identified critical characteristics in learning content and experiences that define high-quality learning in 21st century, which align with the pillars that define our entrepreneur education curriculum:
1.
Global citizenship skills

2.
Innovation and creativity skills

3.
Technology skill

4.
Interpersonal skills

5.
Personalized and self-paced learning

6.
Accessible and inclusive learning

7.
Problem-based and collaborative learning

8.
Lifelong and student-driven learning

The Genius school curriculum has grown into the following critical components differentiating Genius school from traditional schooling:

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Student-based and Personalized vs Classroom-based and Standardized;

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21st Century Leadership Skills vs Teaching to the Test;

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Collaborative vs Competitive;

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Challenge-based vs Course-based;

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Accelerated learning vs Rote learning;

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Global and flexible vs Local;

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Tech-based vs Textbook-based; and

➢
Multiple Mentors per challenge vs One teacher per class.

Genius Group delivers a full entrepreneur education system which we believe has already proven to be in high demand and is being used by leading companies and schools around the world. The campuses range from schools to colleges, resorts and co-working offices. A critical part of our curriculum is the way it is designed to ignite the genius of each student by being personalized to their unique talents, passions and purpose. GeniusU takes the metaphor further with the use of an AI-powered “Genie” which we are developing to be a personal mentor to each student on the GeniusU platform. The Genius Group curriculum includes both a core curriculum and accredited curriculum, delivered locally in cities around the world, in our campuses, centers and resorts, as well as online via GeniusU. See the prospectus section entitled “Business — Our Genius Curriculum” for more detailed information.
Our Courses, Products and Services
Our courses, products and services form a full entrepreneur education curriculum together with a full suite of tools for students to learn (at every age and ability level) and for faculty to earn:
➢
PREP — 0 to 5 years old

➢
PREP — 6 to 7 years old

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PRIMARY — 6 to 14 years old

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SECONDARY — 12 to 18 years old

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APPRENTICE — 16 to 22 years old

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ENTREPRENEUR — 16 to 80 years old

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MENTOR — 18 to 100+ years old

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GENIUS RESORTS — All Ages

➢
ANNUAL CALENDAR AND EVENTS — All Ages

See the prospectus section entitled “Business — Our Genius Curriculum — Our Courses, Products and Services” for more detailed information about our course, product and service offerings.
Edtech Platform
Our GeniusU Edtech platform includes assessments algorithms which provide us with intelligent data on each student’s interests, entrepreneur level and social connections. We have provided a full set of tools for teachers, trainers and Mentors, so that where every student and organization can find and purchase the mentoring, training, events and skills they need to succeed. Our Partner Management system takes care of all their partner management, from invitation to sign up to commission payments. The platform supports what we believe to be the four key success drivers of the 21st century education company to support their curriculum and content: digital sales and marketing; community building; partner management; and payment automation. Our development road map for our Edtech Platform includes leveraging on the latest cutting-edge technology as it becomes available to ensure we maintain our first-mover advantage for entrepreneur education. See the prospectus section entitled “Business — Edtech Platform” for more detailed information.

Our Competitive Strengths
Among other factors, we believe that our team, niche focus in the market, Edtech platform, and our products provide us with competitive strengths for the following reasons (see the prospectus section entitled “Business — Our Competitive Strengths” for more detailed information):
➢
Our board of directors (“Board”), management, and faculty include (i) experienced individuals in managing and mentoring entrepreneurs and entrepreneurial teams, (ii) leading entrepreneur teachers, trainers and mentors around the world with their own schools and training organizations established often before joining our faculty, and (iii) individuals with experience and skills in building and listing public companies;

➢
Our niche focus on entrepreneur education has enabled us to build what we believe to be a dominant position within the global market;

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We believe that our Edtech platform provides us with a powerful network effect where the more students we attract, the more faculty we attract, and the more faculty we attract, the more students we attract;

➢
We believe that that we are offering world leading products, and are known for the quality that we deliver; and

➢
Our companies include Entrepreneurs Institute, which we believe operates the world’s leading entrepreneur assessment tools.

Our Strategy
We believe that our three-phase strategy to disrupt the education industry is simple:
1.
Educate entrepreneurs (2015-2020);

2.
Expand to schools and colleges (2020-2025); and

3.
Establish a full curriculum (2025-2030).

Our intention is to be able to deliver a more effective, engaging, relevant and flexible education system at a third of the current price of education. See the prospectus section entitled “Business — Our Strategy” for more detailed information concerning our strategy and its implementation.
Summary of Risks Affecting Our Company
Our business is subject to multiple risks and uncertainties, as more fully described in “Risk Factors” and elsewhere in this prospectus. We urge you to read the section entitled “Risk Factors” and this prospectus in full. Our principal risks may be summarized as follows:
➢
We are a growing company with a limited operating history. If we fail to achieve further marketplace acceptance for our products and services, our business, financial condition and results of operations will be adversely affected.

➢
We are a global business subject to complex economic, legal, political, tax, foreign currency and other risks associated with international operations, which risks may be difficult to adequately address.

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Our growth strategy anticipates that we will create new products, services, and distribution channels and expand existing distribution channels. If we are unable to effectively manage these initiatives, our business, financial condition, results of operations and cash flows would be adversely affected.

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Our growth may have a negative effect on the successful expansion of our business, on our people management, and on the increase in complexity of our software and platforms.

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If our growth rate decelerates significantly, our prospects and financial results would be adversely affected, preventing us from achieving profitability.

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We are pursuing the IPO Acquisitions and may pursue other strategic acquisitions or investments. The failure of an acquisition or investment (including but not limited to the IPO Acquisitions) to be completed or to produce the anticipated results, or the inability to fully integrate an acquired company, could harm our business.

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We may be unable to recruit, train and/or retain qualified teachers, Mentors, and other skilled professionals.

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Our business may be materially adversely affected if we are not able to maintain or improve the content of our existing courses or to develop new courses on a timely basis and in a cost-effective manner.

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Failure to attract and retain students to enroll in our courses and programs, and to maintain tuition levels, may have a material adverse impact on our business and prospects.

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If student performance falls or parent and student satisfaction declines, a significant number of students may not remain enrolled in our programs, and our business, financial condition and results of operations will be adversely affected.

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Our curriculum and approach to instruction may not achieve widespread acceptance, which would limit our growth and profitability.

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The continued development of our brand identity is important to our business. If we are not able to maintain and enhance our brand, our business and operating results may suffer.

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If our partnerships are unable to maintain educational quality, we may be adversely affected.

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There is significant competition in the market segments that we serve, and we expect such competition to increase; we may not be able to compete effectively.

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The COVID-19 pandemic has significantly negatively impacted segments of our business.

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Our business may be materially adversely affected by a general economic slowdown or recession.

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Our Edtech platform is technologically complex, and potential defects in our platforms or in updates to our platforms can be difficult or even impossible to fix.

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System disruptions, capacity constraints and vulnerability from security risks to our online computer networks could impact our ability to generate revenues and damage our reputation, limiting our ability to attract and retain students.

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Our current success and future growth depend on the continued acceptance of the Internet and the corresponding growth in users seeking educational services on the Internet.

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We are susceptible to the illegal or improper use of our content, Edtech and platform (whether from students, teachers, Mentors, management personnel and other employees, or third parties), or other forms of misconduct, which could expose us to liability and damage our business and brand.

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We may be unable to manage and adapt to changes in technology.

➢
We must monitor and protect our Internet domain names to preserve their value.

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We may be sued for infringing the intellectual property rights of others and such actions would be costly to defend, could require us to pay damages and could limit our ability or increase our costs to use certain technologies in the future.

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We cannot assure you that we will not be subject to liability claims for any inaccurate or inappropriate content in our training programs, which could cause us to incur legal costs and damage our reputation.

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We may be subject to legal liability resulting from the actions of third parties, including independent contractors and teachers, which could cause us to incur substantial costs and damage our reputation.

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We may not have sufficient insurance to protect ourselves against substantial losses.

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As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements under the [] listing standards. This may afford less protection to holders of our ordinary shares than U.S. regulations.

➢
We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less detailed than those of a U.S. issuer.

➢
We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

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We are a Singapore incorporated company and it may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in Singapore.

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We are incorporated in Singapore and our shareholders may have more difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.

➢
We are subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.

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We are subject to the Singapore Takeover Code, which requires a person acquiring 30% or more of our voting shares to conduct a takeover offer for all of our voting shares. This could have the effect of discouraging, delaying or preventing a merger or acquisition and limit the market price of our ordinary shares.

➢
For a limited period of time, our directors have general authority to allot and issue new ordinary shares on terms and conditions and for such purposes as may be determined by our Board in its sole discretion.

➢
We may be or become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

➢
Singapore taxes may differ from the tax laws of other jurisdictions.

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Tax authorities could challenge the allocation of income and deductions among our subsidiaries, which could increase our overall tax liability.

➢
In the future, our ability to raise additional capital to expand our operations and invest in our business may be limited, and our failure to raise additional capital, if required, could impair our business.

➢
Our share price may be volatile, and the market price of our ordinary shares after this offering may drop below the price you pay.

➢
We have broad discretion over the use of proceeds we receive in this offering and may not apply the proceeds in ways that increase the value of your investment.

➢
A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

➢
Purchasers of ordinary shares in this offering will experience immediate and substantial dilution in the net tangible book value of their investment.

➢
There has been no prior public market for our ordinary shares in the U.S., and an active trading market may not develop.

➢
If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, our share price and/or trading volume could decline.

➢
We may not pay dividends on our ordinary shares in the future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares.

➢
We currently report our financial results under IFRS, which differs in certain significant respects from U.S. GAAP.

➢
We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies and smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

➢
We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

➢
If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence.

➢
If we are not able to comply with the applicable continued listing requirements or standards of the [     ], the [     ] could delist our ordinary shares.

➢
If our listing application for our ordinary shares is not approved by the [•], we will not be able to consummate this offering and will terminate this offering.

Implications of Being an Emerging Growth Company
We had less than $1.07 billion in revenue during our last fiscal year. As a result, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and may take advantage of reduced public reporting requirements. These provisions include, but are not limited to:
➢
Being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

➢
Not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

➢
Reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

➢
Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of ordinary shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” if our annual gross revenues exceed $1.07 billion or if we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.
Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.
Implications of Being a Foreign Private Issuer
Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with “foreign private issuer” status. Even after we no longer qualify as an emerging growth company, so long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act and the rules thereunder that are applicable to U.S. domestic public companies, including:

➢
the rules under the Exchange Act that require U.S. domestic public companies to issue financial statements prepared under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”);

➢
the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of any securities registered under the Exchange Act;

➢
the sections of the Exchange Act that require insiders to file public reports of their stock ownership and trading activities and that impose liability on insiders who profit from trades made in a short period of time; and

➢
the rules under the Exchange Act that require the filing with the SEC of quarterly reports on Form 10-Q, containing unaudited financial and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events.

We will file with the SEC, within four months after the end of each fiscal year (or as otherwise required by the SEC), an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.
We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.
Both foreign private issuers and emerging growth companies are also exempt from certain of the more extensive SEC executive compensation disclosure rules. Therefore, if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from such rules and will continue to be permitted to follow our home country practice as to the disclosure of such matters.
Corporate Information
Our principal executive offices are located at 8 Amoy Street, #01-01, Singapore 049950, which is also our registered address, and our telephone number is +65 8940 1200. The address of our website is www.geniusgroup.net. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this prospectus. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

The Offering
Ordinary shares offered:
[•] ordinary shares, excluding ordinary shares issuable pursuant to the underwriters’ over-allotment option.
Offering price:
We currently estimate that the initial public offering price will be between $[   ] and $[    ] per ordinary share.
Ordinary shares outstanding after the offering:
[•] ordinary shares.
Over-allotment option:
We have granted the representative of the underwriters a 45-day option to purchase up to an additional [•] ordinary shares at the public offering price to cover over-allotments, if any.
Use of proceeds:
We intend to use the net proceeds of this offering for acquisitions, working capital, and general corporate purposes. For more information, see “Use of Proceeds.”
Lock-up agreements:
Our directors and officers will, and we will cause any other holder of our outstanding ordinary shares as of the effective date of the registration statement of which this prospectus forms a part to, enter into customary “lock-up” agreements in favor of the underwriters pursuant to which such persons will neither offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for a period of 12 months in the case of the our directors and officers and 6 months in the case of the shareholders, without the underwriters’ prior written consent. See “Shares Eligible for Future Sale” and “Underwriting.”
Risk factors:
Investing in our ordinary shares involves a significant degree of risk. You should carefully consider the information set forth in “Risk Factors” and elsewhere in this prospectus.
Proposed [•] symbol:
We intend to apply to have our ordinary shares listed on the [•] under the symbol “[•].”
Transfer agent and registrar:
VStock Transfer, LLC
Unless we indicate otherwise or the context otherwise requires, all information in this prospectus is based on 3,041,176 ordinary shares outstanding as of January 30, 2021, including 348,541 shares, in the aggregate, to be issued in respect of the closing of the 4 IPO Acquisitions.
and excludes:
➢
765,022 other shares underlying share options at a weighted average exercise price of $35.72.

Further, unless specifically indicated otherwise, all information in this prospectus:
➢
assumes no exercise of the underwriters’ over-allotment option; and

➢
assumes no exercise of the warrants to be issued to the representative of the underwriters in this offering.

SUMMARY COMBINED UNAUDITED PRO FORMA FINANCIAL DATA
Please refer to the glossary of terms provided in the Prospectus Summary for aid in understanding the entities, acquisitions, products, services and certain other concepts referred to in the financial data presented herein.
Genius Group (Including Pre-IPO Group and IPO Acquisitions)
The following tables set forth summary combined pro forma financial data for the periods and as of the dates indicated. The summary combined unaudited pro forma financial data below includes the combined consolidated financials of all companies in the Genius Group, including the Pre-IPO Group and the IPO Acquisitions as if they were operating as one group in the periods indicated. The pro forma financials for 2018 and 2019 include the audited financial data of the Pre-IPO Group together with the audited financial data of University of Antelope Valley, which is deemed a significant acquisition, and the unaudited financial data of Education Angels, E-Square and Property Investors Network, which are below the threshold of significant acquisitions.
Genius Group is made up of eight companies (taking into account the pending IPO Acquisitions) that have varying financial performance. For this reason, you should read the summary combined consolidated pro forma financial data in conjunction with our audited combined consolidated financial statements in the next section, and our combined consolidated financial statements and related notes beginning on page F-1 of this prospectus, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results do not necessarily indicate our expected results for any future periods.
For the period ended, (USD 000’s) December 31, 2019
Summary Income Data:
Sales	28,657
Cost of goods sold	(11,648)
Gross profit (Loss)	17,009
Other Operating Income	1,329
Operating Expenses	(19,400)
Operating profit (Loss)	(1,062)
Other income	784
Other Expense	(1,013)
Net Income (Loss) Before Tax	(1,291)
Tax Expense	6
Net Income (Loss) After Tax	(1,285)
Other Comprehensive Income	(308)
Total Income (Loss)	(1,593)
Net income per share, basic and diluted	(0.42)
Weighted-average number of shares outstanding, basic and diluted	3,806,198

For the Period Ended (USD 000’s) December 31, 2019
Summary Balance Sheet Data:
Total current assets	25,675
Total non-current assets	71,283
Total Assets	96,958
Total current liabilities	12,337
Total non-current liabilities	10,007
Total Liabilities	22,344
Total Shareholders’ Equity	74,614
Total Liabilities and Shareholders’ Equity	96,958

Summary Combined Consolidated Audited Financial Data Pre-IPO
Group (Excluding IPO Acquisitions)
The following tables set forth audited summary combined consolidated financial data for the periods and as of the dates indicated specifically for the Pre-IPO Group. The summary income data for the years ended December 31, 2019 and 2018 and the summary balance sheet data as of December 31, 2019 and 2018 are derived from the audited combined consolidated financial statements included elsewhere in this prospectus. Our audited combined consolidated financial statements have been prepared in U.S. dollars and in accordance with IFRS, as issued by the IASB.
You should read the summary combined consolidated financial data in conjunction with our audited combined consolidated financial statements and related notes beginning on page F-1 of this prospectus, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results do not necessarily indicate our expected results for any future periods.
	Year Ended December 31, (USD 000’s )
	2019	2018
Summary Income Data:
Sales	9,949	9,123
Cost of goods sold	(5,121)	(3,938)
Gross profit (Loss)	4,828	5,185
Other Operating Income	1,187	561
Operating Expenses	(7,151)	(6,319)
Operating profit (Loss)	(1,136)	(573)
Other income	784	121
Other Expense	(864)	—
Net Income (Loss) Before Tax	(1,216)	(452)
Tax Expense	(95)	316
Net Income (Loss) After Tax	(1,311)	(136)
Other Comprehensive Income	(308)	138
Total Income (Loss)	(1,619)	2
Net income per share, basic and diluted	(0.65)	0.00
Weighted-average number of shares outstanding, basic and diluted	2,487,478	2,487,478

	Year Ended December 31, (USD 000’s )
	2019	2018
Summary Balance Sheet Data:
Total current assets	5,806	3,935
Total non-current assets	25,776	13,412
Total Assets	31,582	17,347
Total current liabilities	6,202	4,172
Total non-current liabilities	6,608	1,934
Total Liabilities	12,810	6,106
Total Shareholders’ Equity	18,772	11,241
Total Liabilities and Shareholders’ Equity	31,582	17,347

NON-GAAP FINANCIAL MEASURES — ADJUSTED EBITDA
We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.
We calculate Adjusted EBITDA as Net profit for the period plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization plus/minus share-based compensation expenses.
Genius Group (Including Pre-IPO Group and IPO Acquisitions)
	Year Ended December 31, (USD 000’s)
	Proforma	Audited Financials
	2019	2019	2018
Net Income (Loss)	(1,285)	(1,131)	(136)
Tax Expense	(7)	95	(316)
Interest Expense, net	1,013	864	(121)
Depreciation and Amortization	2,070	1,359	637
Stock Based Compensation	172	172	133
Adjusted EBITDA	1,963	1,179	197

Genius Group Operating Data (Pre-IPO Group Excluding IPO Acquisitions)
The operating data we measure for Genius Group enable our management team to set growth targets based on the overall growth of student numbers and average unit metrics per student. As our growth at the Group level is the result of a combination of acquisition activity and organic growth, we also focus on our revenue growth and EBITDA across all companies.
	As of And For the Year Ended December 31,
	2019	2018
Number of followers	9,683,752	8,620,859
Number of students	1,553,132	1,242,712
Number of countries of operation	188	187
Average acquisition cost per student	$0.35	$0.27
Average annual revenue per student	$18.45	$7.34
Average LTV (Life time value) per student	$55.35	$22.02
EBIDTA margin	11.85%	2.16%

RISK FACTORS
Investing in our ordinary shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our Company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our ordinary shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.
Risks Related to Our Business and Industry
We are a growing company with a limited operating history. If we fail to achieve further marketplace acceptance for our products and services, our business, financial condition and results of operations will be adversely affected.
We began enrolling students on our Edtech platform in 2015. As a result, we have only a limited operating history upon which you can evaluate our business and prospects. There can be no assurance that we will remain profitable as a group, or that our products and services will achieve further marketplace acceptance. Our marketing efforts may not generate a sufficient number of student enrollments to sustain our business plan; our capital and operating costs may exceed planned levels; and we may be unable to develop and enhance our service offerings to meet the demands of our students and community to the extent that such demands and preferences change. If we are not successful in managing our business and operations, our financial condition and results of operations will be adversely affected.
We are a global business subject to complex economic, legal, political, tax, foreign currency and other risks associated with international operations, which risks may be difficult to adequately address.
In each of 2018 and 2019, over 90% of our revenues were generated from operations outside of the United States. We have students in 200 countries, each of which is subject to complex business, economic, legal, political, tax and foreign currency risks. As we continue to expand our international operations, we may have difficulty managing and administering a globally dispersed business and we may need to expend additional funds to, among other things, staff key management positions, obtain additional information technology infrastructure and successfully implement relevant course and program offerings for a significant number of international markets, which may materially adversely affect our business, financial condition and results of operations.
Additional challenges associated with the conduct of our business overseas that may materially adversely affect our operating results include:
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the large scale and diversity of our operations institutions present numerous challenges, including difficulty in staffing and managing foreign operations as a result of distance, language, legal, labor relations and other differences;

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each of our programs and services are subject to unique business risks and challenges including competitive pressures and diverse pricing environments at the local level;

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difficulty maintaining quality standards consistent with our brands and with local accreditation requirements;

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fluctuations in exchange rates, possible currency devaluations and currency controls, inflation and hyperinflation;

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difficulty selecting and monitoring partners in different jurisdictions;

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compliance with a wide variety of domestic and foreign laws and regulations;

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expropriation of assets by governments;

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political elections and changes in government policies;

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changes in tax laws, assessments or enforcement by taxing authorities in different jurisdictions;

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difficulty protecting our intellectual property rights overseas due to, among other reasons, the uncertainty of laws and enforcement in certain countries relating to the protection of intellectual property rights;

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lower levels of availability or use of the Internet, through which our online programs are delivered;

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limitations on the repatriation and investment of funds, foreign currency exchange restrictions and inability to transfer cash back to the United States without taxation;

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potential economic and political instability the countries in which we operate, including student unrest; or

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business interruptions from acts of terrorism, civil disorder, labor stoppages, public health risks, crime and natural disasters, particularly in areas in which we have significant operations.

Our success in growing our business profitably will depend, in part, on the ability to anticipate and effectively manage these and other risks related to operating in various countries. Any failure by us to effectively manage the challenges associated with the maintenance or expansion of our international operations could materially adversely affect our business, financial condition and results of operations.
Our growth strategy anticipates that we will create new products, services, and distribution channels and expand existing distribution channels. If we are unable to effectively manage these initiatives, our business, financial condition, results of operations and cash flows would be adversely affected.
As we create new products, services, and distribution channels and expand our existing distribution channels, we expect to face challenges distinct from those we currently encounter, including:
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The challenge of tailoring new products and services to new technologies as they develop, including artificial intelligence, augmented reality and virtual reality;

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Additional local competition as we localize our products and services to different countries, cultures and languages, each with new, local distribution channels;

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Changing student habits as new distribution channels for learning content are developed globally; and

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Unpredictable market behavior as the education market develops new distribution channels for learning outside the traditional school system, including via online courses and virtual learning.

Our failure to manage these new distribution channels, or any new distribution channels we pursue, may have an adverse effect on our business, financial condition, results of operations and cash flows.
Our growth may have a negative effect on the successful expansion of our business, on our people management, and on the increase in complexity of our software and platforms.
We are currently experiencing a period of significant expansion and are facing a number of expansion related issues, such as the acquisition and retention of experienced and talented personnel, cash flow management, corporate culture and internal controls, among others. These issues and the significant amount of time spent on addressing them may result in the diversion of our management’s attention from other business issues and opportunities. In addition, we believe that our corporate culture and values are critical to our success, and we have invested a significant amount of time and resources building them. If we fail to preserve our corporate culture and values, our ability to recruit, retain and develop personnel and to effectively implement our strategic plans may be harmed.
We must constantly update our software and platforms, enhance and improve our billing and transaction and other business systems, and add and train new software designers and engineers, as well as other personnel to help us with the increased use of our platforms and the new solutions and features we regularly introduce. This process is time intensive and expensive and may lead to higher costs in the future. Furthermore, we may need to enter into relationships with various strategic partners, such as online service providers and other third parties necessary to our business. The increased complexity of managing multiple commercial relationships could lead to execution problems that can affect current and future revenue, and operating margins.
We cannot assure you that our current and planned platforms, systems, products, procedures and controls, personnel and third-party relationships will be adequate to support our future operations. In addition, our current expansion has placed a significant strain on management and on our operational and financial resources, and this strain is expected to continue. Our failure to manage growth effectively could harm our business, results of operations and financial condition.
If our growth rate decelerates significantly, our prospects and financial results would be adversely affected, preventing us from achieving profitability.
We believe that our growth depends on a number of factors, including, but not limited to, our ability to:
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Continue to introduce our products and services to new markets;

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Provide high-quality support to students and partnerships using our products and services;

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Expand our business and increase our market share;

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Compete with the products, services, offers, prices and incentives offered by our competitors;

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Develop new products, services, offerings and technologies;

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Identify and acquire or invest in businesses, products, offerings or technologies that we believe may be able to complement or expand our platform; and

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Increase the positive perception of our brands.

We may not be successful in achieving the above objectives. Any slowdown in the demand from students, teachers, Mentors, and partnerships for our products and services caused by changes in customer preferences, failure to maintain our brands, inability to expand our portfolio of products or services, changes in the global economy, taxes, competition or other factors may lead to a decrease in revenue or growth and our financial results and future prospects could be negatively affected. We expect that we will continue to incur significant expenses as a result of our efforts to continue growing, and if we cannot increase our revenue at a faster rate than the increase in our expenses, we will not be able to achieve profitability.
We are pursuing the IPO Acquisitions and may pursue other strategic acquisitions or investments. The failure of an acquisition or investment (including but not limited to the IPO Acquisitions) to be completed or to produce the anticipated results, or the inability to fully integrate an acquired company, could harm our business.
We may from time to time, as opportunities arise or economic conditions permit, acquire or invest in complementary companies or businesses as part of our strategy to expand our operations, including through acquisitions or investments that may be material in size and/or of strategic relevance. The success of an acquisition or investment will depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors related to that business. We cannot assure you that our acquisitions or investments will produce the results that we expect at the time we enter into or complete a given transaction.
Any acquisition or investment involves a series of risks and challenges that could adversely affect our business, including due to a failure of such acquisition to contribute to our commercial strategy or improve our image. We may be unable to generate the expected returns and synergies on our investments. In addition, the amortization of acquired intangible assets could decrease our net profit and potential dividends. We may face challenges in integrating acquired companies, which may result in the diversion of our capital and our management’s attention from other business issues and opportunities. We may be unable to create and implement uniform and effective controls, procedures and policies, and we may incur increased costs for integrating systems, people, distribution methods or operating procedures.

We may also be unable to integrate technologies of acquired businesses or retain key customers, executives and staff of the businesses acquired. In particular, we may face challenges in integrating staff working across different geographies and that may be accustomed to different corporate cultures, which would result in strained relations among existing and new personnel. We could also face challenges in negotiating favorable collective bargaining agreements with unions due to differences in the negotiating procedures used in different regions. Finally, we may pursue acquisitions where we acquire a majority stake in such acquisition, but with significant minority investors, or we may become minority investors in certain operations, wherein our ability to effectively control and manage the business may be limited. If we are unable to manage growth through acquisitions, our business and financial condition could be materially adversely affected.
In addition, in connection with any future acquisition, we may face liabilities for contingencies related to, among others, (1) legal and/or administrative proceedings of the acquired company, including civil, regulatory, labor, tax, social security, environmental and intellectual property proceedings, and (2) financial, reputational and technical problems including those related to accounting practices, disclosures in financial statements and internal controls, as well as other regulatory issues. These contingencies may not have been identified prior to the acquisition and may not be sufficiently indemnifiable under the terms of the relevant acquisition agreement, which could have an adverse effect on our business and financial condition. Even if contingencies are indemnifiable under the relevant acquisition agreement, the agreed levels of indemnity may not be sufficient to cover actual contingencies as they materialize.
The foregoing discussion of risks associated with acquisitions in general likewise applies to the pending IPO Acquisitions (see “Business — Our History and Corporate Structure” for more information). One or more of the IPO Acquisitions may not be completed as anticipated, or if completed, may not be beneficial to us for the reasons described above. Each of the IPO Acquisitions is expected to close concurrently with the closing of this offering subject to various customary closing conditions. Satisfaction of many of these closing conditions is out of our control. If these conditions are not satisfied or waived in a given case, the relevant IPO Acquisition transaction may not be closed as scheduled, or at all, or without material adjustments. If one or more of the IPO Acquisitions does not close, we will use the portion of the proceeds from this offering that would otherwise be used to cover related acquisition costs (see “Use of Proceeds”) for general company purposes, over which management will have broad discretion. If any of the IPO Transactions is not consummated, or is consummated but fails to yield the anticipated results, it could have a negative impact on our future financial performance and results of operations. Accordingly, if you decide to invest in this offering, you should be willing to do so whether or not we complete the IPO Acquisitions.
We may be unable to recruit, train and/or retain qualified teachers, Mentors, and other skilled professionals.
Effective teachers and Mentors are critical to maintaining the quality of our learning system and curriculum and assisting students with their lessons. The educational content and materials we provide are a combination of content developed in-house, by our teachers, and our Mentors. Teachers and Mentors must have strong interpersonal communications skills to be able to effectively instruct students, especially in virtual settings. They must also possess the technical skills to use our technology-based learning systems and be willing to publish their content on our platform. There is a limited pool of qualified individuals with these specialized attributes. We must also provide continuous training to teachers and Mentors so that they can stay abreast of changes in student demands, academic standards and other key trends necessary to teach online effectively. We may not be able to recruit, train and retain enough qualified teachers and Mentors to keep pace with our growth while maintaining consistent teaching quality and robust platform content. Shortages of qualified teachers or Mentors, or decreases in the quality of our instruction or the amount and quality of educational content we can produce and offer as a result, whether actual or perceived, would have an adverse effect on our business.
Our success also depends in large part on our senior management and key personnel as well as in general upon highly trained finance, technical, recruiting and marketing professionals in order to operate our business, increase revenues from our existing products and services and to launch new product offerings. If any of these employees leave us and we fail to effectively manage a transition to new personnel, or if there is a shortage in the number of people with the requisite skills or we fail to attract and retain qualified and experienced professionals on acceptable terms, our business, financial conditions and results of operations could be adversely affected.
Our business may be materially adversely affected if we are not able to maintain or improve the content of our existing courses or to develop new courses on a timely basis and in a cost-effective manner.
We continually seek to maintain and improve the content of our existing courses and develop new courses in order to meet changing market needs. Revisions to our existing courses and the development of new courses may not be accepted by existing or prospective students in all instances. If we cannot respond effectively to market changes, our business may be materially adversely affected. Even if we are able to develop acceptable new courses, we may not be able to introduce these new courses as quickly as students require or as quickly as our competitors are able to introduce competing courses. If we do not respond adequately to changes in market requirements, our ability to attract and retain students could be impaired and our financial results could suffer.
Establishing new courses or modifying existing courses also may require us to make investments in specialized personnel and capital expenditures, increase marketing efforts and reallocate resources away from other uses. We may have limited experience with the subject matter of new courses and may need to modify our systems and strategy. If we are unable to increase the number of students, offer new courses in a cost-effective manner or otherwise manage effectively the operations of newly established courses, our business, financial condition and results of operations could be materially adversely affected.
Failure to attract and retain students to enroll in our courses and programs, and to maintain tuition levels, may have a material adverse impact on our business and prospects.
The success of our business depends primarily on the number of student enrollments in the courses and programs we offer on our platform microschools, and events, and the amount of our course and program fees. As a result, our ability to attract students to enroll in our courses and programs is critical to the continued success and growth of our business. This, in turn, will depend on several factors, including, among others, our ability to develop new educational programs and enhance existing educational programs to respond to the changes in market trends, student demands and government policies, to maintain our consistent and high teaching quality, to market our programs successfully to a broader prospective student base, to develop additional high-quality educational content, sites and availability of our platform and to respond effectively to competitive market pressures.
If our students or their parents perceive that our education quality deteriorated due to unsatisfying learning experiences, which may be subject to a number of subjective judgments that we have limited influence over, our overall market reputation may diminish, which in turn may affect our word-of-mouth referrals and ultimately our student enrollment. In addition, the expansion of our offering of courses and services may not succeed due to competition, our failure to effectively market our new courses and services (whether due to defects in our marketing tools and/or failure to adjust our strategy in order to meet the needs of current and potential customers), maintain the quality of our courses and services, or other factors. We may be unable to develop and offer additional educational content on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in market trends and student demands. If we are unable to control the rate of student attrition, which can be affected by various factors outside our control such as students’ personal circumstances and local socioeconomic factors, our overall enrollment levels are likely to decline or if we are unable to charge tuition rates that are both competitive and cover our rising expenses, our business, financial condition, cash flows and results of operations may be materially adversely affected.
If student performance falls or parent and student satisfaction declines, a significant number of students may not remain enrolled in our programs, and our business, financial condition and results of operations will be adversely affected.
The success of our business depends on a family’s decision to have their child continue his or her education through our programs. This decision is based on many factors, including student achievement and parent and student satisfaction. We expect that, as our enrollments increase and the portion of students that have not used our learning system for multiple years increases, the average performance of all students using our learning system may decrease, even if the individual performance of other students improves over time. Additionally, parent and student satisfaction may decline as not all parents and students are able to devote the substantial time and energy necessary to complete our curriculum. A student’s satisfaction may also suffer if his or her relationship with the virtual school teacher does not meet expectations. If a student’s performance or satisfaction declines, students may decide not to remain enrolled in one or more of our programs, financial condition and results of operations will be adversely affected.
Our curriculum and approach to instruction may not achieve widespread acceptance, which would limit our growth and profitability.
Our curriculum and approach to instruction are based on students learning how to “create a job” rather than “get a job.” The goal of this approach is to make students entrepreneurs. This approach, however, is not accepted by all students, academics and educators, who may favor more traditional and formalistic methods, along with more traditional course offerings and curriculums. Accordingly, some students, academics and educators are opposed to the principles and methodologies associated with our approach to learning, and have the ability to negatively influence the market for our products and services.
The continued development of our brand identity is important to our business. If we are not able to maintain and enhance our brand, our business and operating results may suffer.
Expanding brand awareness is critical to attracting and retaining students, teachers, and Mentors, and for serving additional jurisdictions. We believe that the quality of our curriculum and management services has contributed significantly to the success of our brand. As we continue to increase enrollments and extend our geographic reach, maintaining quality and consistency across all of our services and products may become more difficult to achieve, and any significant and well-publicized failure to maintain this quality and consistency will have a detrimental effect on our brand. We cannot provide assurances that our new sales and marketing efforts will be successful in further promoting our brand in a competitive and cost-effective manner. If we are unable to further enhance our brand recognition and increase awareness of our products and services, or if we incur excessive sales and marketing expenses, our business and results of operations could be adversely affected.
Each of our companies has worked hard to establish the value of its individual brand. Brand value may be severely damaged, even by isolated incidents, particularly if the incidents receive considerable negative publicity. There has been a marked increase in use of social media platforms, including weblogs (blogs), social media websites, and other forms of Internet-based communications that allow individuals access to a broad audience of interested persons. We believe students and prospective teachers and Mentors value readily available information about our companies and programs and often act on such information without further investigation or authentication, and without regard to its accuracy. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on the accuracy of the content posted. Information concerning our Company and our programs may be posted on such platforms and devices at any time. Information posted may be materially adverse to our interests, it may be inaccurate, and it may harm our performance and prospects.
If our partnerships are unable to maintain educational quality, we may be adversely affected.
Our partnerships with institutions, such as universities, and other educational providers and their students are regularly assessed and classified under the terms of applicable educational laws and regulations. If the partnerships or students receive lower scores from year to year on any of their assessments, or if there is any drop in the acceptance rates of students into prestigious universities, we may be negatively affected by perceptions of a decline in the educational quality of our content and Edtech platform, which could adversely affect our reputation and, as a result, our operating results and financial condition.
There is significant competition in the market segments that we serve, and we expect such competition to increase; we may not be able to compete effectively.
Education markets around the world are competitive and dynamic. We face varying degrees of competition from several discrete education providers because our learning system integrates many of the elements of the education development and delivery process, including curriculum development, teacher training and support, lesson planning, testing and assessment, and school performance and compliance management. We compete most directly with companies that provide online curriculum and support services. Additionally, we expect increased competition from for-profit post-secondary and supplementary education providers that have begun to offer virtual high school curriculum and services. In certain jurisdictions and states where we currently serve virtual public schools, we expect intense competition from existing providers and new entrants. Our competitors may adopt similar curriculum delivery, school support and marketing approaches, with different pricing and service packages that may have greater appeal in the market. Both public and private not-for-profit institutions with whom we currently or may in the future compete may have instructional and support resources superior to those in the for-profit sector, and public institutions can offer substantially lower tuition prices or other advantages that we cannot match. If we are unable to successfully compete for new business, acquire more companies, or maintain current levels of academic achievement and community interest, our revenue growth and operating margins may decline. Price competition from our current and future competitors could also result in reduced revenues, reduced margins or the failure of our product and service offerings to achieve or maintain more widespread market acceptance.
We may also face direct competition from publishers of traditional educational materials that are substantially larger than we are and have significantly greater financial, technical and marketing resources. As a result, they may be able to devote more resources to develop products and services that are superior to our platform and technologies. We may not have the resources necessary to acquire or compete with technologies being developed by our competitors, which may render our online delivery format less competitive or obsolete.
Our future success will depend in large part on our ability to maintain a competitive position with our curriculum and our technology, as well as our ability to increase capital expenditures to sustain the competitive position of our product. We cannot assure you that we will have the financial resources, technical expertise, marketing, distribution or support capabilities to compete effectively.
The COVID-19 pandemic has significantly negatively impacted segments of our business.
The COVID-19 pandemic has disrupted the global economy and has negatively impacted large populations including people and businesses that may be directly or indirectly involved with the operation of our Company, products, and services. The full scope and economic impact of COVID-19 is still unknown and there are many risks from COVID-19 that could generally and negatively impact economies and healthcare providers in the countries where we do business, the education industry as a whole. At this time, we have identified the following COVID-19 related risks that we believe have a greater likelihood of negatively impacting our Company specifically, including, but not limited to:
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Local government-imposed restrictions may negatively impact our resorts, cafes and locations to operate;

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International travel restrictions may affect our ability to attract international students to our retreats and events, and to attract our faculty members to our certification programs;

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Government-imposed restrictions also negatively impact our acquisition companies from keeping their schools, colleges or university open, and to operate physical summer camps;

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Health concerns may affect the willingness of our students and faculty to attend physical events; and

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The economic impact of the pandemic may affect the ability of our students and teachers to purchase and pay for our courses, products and services.

Our business may be materially adversely affected by a general economic slowdown or recession.
Many countries around the world have recently experienced reduced economic activity, increased unemployment, and substantial uncertainty about their financial services markets and, in some cases, economic recession. These events may reduce the demand for our programs among students, which could materially adversely affect our business, financial condition, results of operations and cash flows. These adverse economic developments also may result in a reduction in the number of jobs available to our graduates and lower salaries being offered in connection with available employment which, in turn, may result in declines in our placement and retention rates. Any general economic slowdown or recession that disproportionately impacts the countries in which our companies and programs operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Our Edtech platform is technologically complex, and potential defects in our platforms or in updates to our platforms can be difficult or even impossible to fix.
Our Edtech platform is a technically complex product, and, when first introduced to new communities or when upgraded through new versions, may contain software or hardware defects that are difficult to detect and correct. The existence of defects and delays in correcting them can have adverse effects, such as, cancellation of subscriptions, delays in the receipt of payment, poor functioning of our platforms and their content, failure to acquire new students, teachers, or Mentors, or misuse of our platforms by third parties.
We test new versions and upgrades to our Edtech platform, but we cannot assure that all defects related to platform updates can be identified before, or even after a new version of our platforms are made available. The correction of defects can be time-consuming, expensive and difficult. Errors and security breaches of our products could expose us to product liability claims and damage our reputation, which could have an adverse effect on our business, financial condition and results of operations.
System disruptions, capacity constraints and vulnerability from security risks to our online computer networks could impact our ability to generate revenues and damage our reputation, limiting our ability to attract and retain students.
The performance and reliability of our technology infrastructure is critical to our reputation and ability to attract and retain students, teachers, Mentors, and our community. Any sustained system error or failure, or a sudden and significant increase in bandwidth usage, could limit access to our learning system, and therefore, damage our ability to generate revenues. Our computer networks may also be vulnerable to unauthorized access, computer hackers, computer viruses and other malware, and other security problems.
Moreover, we host our products and serve our students, teachers, and Mentors from a third-party data center facility, the security, facilities management and communications infrastructure of which we do not control. While we are developing a risk mitigation plan, such a plan may not be able to prevent a significant interruption in the operation of this facility or the loss of school and operational data due to a natural disaster, fire, power interruption, act of terrorism or other unanticipated catastrophic event, or arising from other financial, technical or operational difficulties encountered by our third-party vendor. Any such significant interruption, including one caused by our failure to successfully expand or upgrade our systems or manage our transition to utilizing the expansions or upgrades, could reduce our ability to manage our network and technological infrastructure and provide uninterrupted service, or be the occasion of loss or theft of important customer data, any of which could result in liability, business interruption, lost sales, enrollment terminations and reputational harm to us.
Our current success and future growth depend on the continued acceptance of the Internet and the corresponding growth in users seeking educational services on the Internet.
Our business relies in part on the Internet for its success. A number of factors could inhibit the continued acceptance of the Internet, or the commercial viability of the Internet’s material role in our business model, and adversely affect our profitability, including:
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Inadequate Internet infrastructure;

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Security and privacy concerns;

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The unavailability of cost-effective Internet service and other technological factors; and

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Changes in U.S. or foreign government regulation of Internet use, which may relate to issues such as online privacy, copyrights, trademarks and service marks, sales taxes, fair business practices, and requirements that online education institutions qualify to do business as foreign corporations or be licensed in one or more jurisdictions where they have no physical location or other presence.
If Internet use decreases, if the number of Internet users seeking educational services on the Internet does not increase, or if we become subject to material additional costs as a result of regulatory changes affecting online education businesses, our business may not grow as planned.
We are susceptible to the illegal or improper use of our content, Edtech and platform (whether from students, teachers, Mentors, management personnel and other employees, or third parties), or other forms of misconduct, which could expose us to liability and damage our business and brand.
Our content, Edtech and platform are susceptible to unauthorized use, software license violations, copyright violations and unauthorized copying and distribution, theft, employee fraud and other similar infractions and violations. Because we do not have full control over how even authorized users will use our online platforms to communicate, such platforms may be misused for improper, malicious, objectionable or illegal purposes. Such occurrences (whether originating from students, teachers, Mentors, management personnel and other employees, or third parties) can harm our business and consequently negatively affect our operating results. We could be required to expend significant additional resources to deter, police against and combat improper use of our content, Edtech and platform, and still may be unsuccessful in preventing such occurrences or identifying those responsible for any such misuse. Any failure to adequately protect against any such illegal or improper use of our content, Edtech and platform could expose us to liability or reputational harm and could have a material adverse effect on our business, financial condition and results of operations.
Our brand image, reputation, business and results of operations may also be adversely affected by other forms of illegal or improper activities of our management personnel and other employees, such as intentionally failing to comply with government regulations, engaging in deceptive business and marketing practices, improper use of personal or sensitive information, or violations of anticorruption or similar laws. The precautions we take to prevent and detect such activities may not be effective in preventing or mitigating them. Even where such activities are unrelated to our business or the services provided by our management personnel or other employees to us, they may harm our brands and reputation.
We may be unable to manage and adapt to changes in technology.
We will need to respond to technological advances and emerging industry standards in a cost-effective and timely manner in order to remain competitive. The need to respond to technological changes may require us to make substantial, unanticipated expenditures. There can be no assurance that we will be able to respond successfully to technological change.
We must monitor and protect our Internet domain names to preserve their value.
We own a wide range of domain names including our Edtech platform, www.geniusu.com (information contained on, or available through, such website does not constitute part of, and is not deemed incorporated by reference into, this prospectus). Third parties may acquire substantially similar domain names that decrease the value of our domain names and trademarks and other proprietary rights which may hurt our business. The regulation of domain names in the United States and foreign countries is subject to change. Governing bodies could appoint additional domain name registrars or modify the requirements for holding domain names. Governing bodies could also establish additional “top-level” domains, which are the portion of the Web address that appears to the right of the “dot,” such as “com,” “gov,” or “org.” As a result, we may not maintain exclusive rights to all potentially relevant domain names in the United States or in other countries in which we conduct business.
We may be sued for infringing the intellectual property rights of others and such actions would be costly to defend, could require us to pay damages and could limit our ability or increase our costs to use certain technologies in the future.
Companies in the Internet, technology, education, curriculum and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we grow, the likelihood that we may be subject to such claims also increases. Regardless of the merits, intellectual property claims are often time-consuming and expensive to litigate or settle. In addition, to the extent claims against us are successful, we may have to pay substantial monetary damages or discontinue any of our products, services or practices that are found to be in violation of another party’s rights. We also may have to seek a license and make royalty payments to continue offering our products and services or following such practices, which may significantly increase our operating expenses.
We cannot assure you that we will not be subject to liability claims for any inaccurate or inappropriate content in our training programs, which could cause us to incur legal costs and damage our reputation.
We develop the content for our training programs ourselves or through partnerships with third parties. We cannot assure you that there will be no inaccurate or inappropriate materials included in our training programs or the materials we obtain from our third-party partners. In addition, our mock examination questions designed internally based on our understanding of the relevant examination requirements may be investigated by the regulatory authorities. Therefore, we may face civil, administrative or criminal liability if an individual or corporate, governmental or other entity believes that the content of any of our training programs violets any laws, regulations or governmental policies or infringes upon its legal rights. Even if such claim were not successful, defending it may cause us to incur substantial costs including the time and attention of our management. Moreover, any accusation of an accurate so inappropriate conduct could lift to significant negative publicity, which could harm our reputation and future business prospects.
We may be subject to legal liability resulting from the actions of third parties, including independent contractors and teachers, which could cause us to incur substantial costs and damage our reputation.
We may be subject, directly or indirectly, to legal claims associated with the actions of our independent contractors, teachers, and Mentors. In the event of accidents or injuries or other harm to students, we could face claims alleging that we were negligent, provided inadequate supervision or were otherwise liable for their injuries. Additionally, we could face claims alleging that our independent curriculum contractors or teachers infringed the intellectual property rights of third parties. A liability claim against us or any of our independent contractors, teachers, or Mentors could adversely affect our reputation, enrollment and revenues. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of management.
We may not have sufficient insurance to protect ourselves against substantial losses.
We have insurance policies to provide coverage against certain potential risks, such as property damage and personal injury, as well as director and officer insurance for our management team. However, we cannot guarantee that our insurance coverage will always be available or will be sufficient to cover possible claims for these risks. In addition, there are certain types of risk that might not be covered by our policies, such as war, acts of nature, force majeure or interruption of certain activities. Moreover, we might be obliged to pay fines and other penalties in the event of delays in product delivery, and such penalties are not covered by our insurance policies. Additionally, we may not be able to renew our current insurance policies under the same terms or at all. Risks not covered by our insurance policies or the inability to renew policies on favorable terms or at all could adversely affect our business and financial condition.
Risks Related to Investing in a Foreign Private Issuer or a Singapore Company
As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements under the [•] listing standards. This may afford less protection to holders of our ordinary shares than U.S. regulations.
As a foreign private issuer whose ordinary shares are listed on the [•], we are permitted to follow certain home country corporate governance practices in lieu of certain requirements under the [•] listing standards. A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under the [•] listing standards with which it does not comply, followed by a description of its applicable home country practice. Our home country practices in Singapore may afford less protection to holders of our ordinary shares. We may rely on exemptions available under the [•] listing standards to a foreign private issuer and follow our home country practices in the future, and as a result, you may not be provided with the benefits of certain corporate governance requirements of the [•] listing standards.
We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less detailed than those of a U.S. issuer.
Upon consummation of this offering, we will report under the Exchange Act, as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including: the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, we will not be required to provide as detailed disclosure as a U.S. registrant, particularly in the area of executive compensation. It is possible that some investors may not be as interested in investing in our ordinary shares as the securities of a U.S. registrant that is required to provide more frequent and detailed disclosure in certain areas, which could adversely affect our share price.
We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.
In order to maintain our current status as a foreign private issuer, either (1) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50 percent of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC rules and the [•] listing standards. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance. These rules and regulations could also make it more difficult for us to attract and retain qualified Board members.
We are a Singapore incorporated company and it may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in Singapore.
We are incorporated under the laws of the Republic of Singapore, and certain of our directors are residents outside the United States. Moreover, a significant portion of our consolidated assets are located outside the United States. Although we are incorporated outside the United States, we have agreed to accept service of process in the United States through our agent designated for that purpose. Nevertheless, because a majority of the consolidated assets owned by us are located outside the United States, any judgment obtained in the United States against us may not be enforceable within the United States.
There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore.

There is uncertainty as to whether judgments of courts in the United States based upon the civil liability of the federal securities laws of the United States would be recognized or enforceable in Singapore. In addition, holders of book-entry interests in our shares will be required to be registered shareholders as reflected in our shareholder register in order to have standing to bring a shareholder action and, if successful, to enforce a foreign judgment against us, our directors or our executive officers in the Singapore courts. The administrative process of becoming a registered holder could result in delays prejudicial to any legal proceedings or enforcement action. Consequently, it may be difficult for investors to enforce against us, our directors or our officers in Singapore judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.
We are incorporated in Singapore and our shareholders may have more difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.
Our corporate affairs are governed by our constitution and by the laws governing corporations incorporated in Singapore. The rights of our shareholders and the responsibilities of our Board members under Singapore law are different from those applicable to a corporation incorporated in the United States. Principal shareholders of Singapore companies do not owe fiduciary duties to minority shareholders, as compared, for example, to controlling shareholders in corporations incorporated in Delaware. Our public shareholders may have more difficulty in protecting their interests in connection with actions taken by our management, our Board members or our principal shareholders than they would as shareholders of a corporation incorporated in the United States.
In addition, only persons who are registered as shareholders in our shareholder register are recognized under Singapore law as shareholders of our Company. Only registered shareholders have legal standing to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders. Investors in our shares who are not specifically registered as shareholders in our shareholder register (for example, where such shareholders hold shares indirectly through the Depository Trust Company) are required to become registered as shareholders in our shareholder register in order to institute or enforce any legal proceedings or claims against us, our directors or our executive officers relating to shareholder rights. Holders of book-entry interests in our shares may become registered shareholders by exchanging their book-entry interests in our shares for certificated shares and being registered in our shareholder register. Such process could result in administrative delays which may be prejudicial to any legal proceeding or enforcement action.
We are subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.
As a company incorporated under the laws of the Republic of Singapore, we are required to comply with the laws of Singapore, certain of which are capable of extra-territorial application, as well as our constitution. In particular, we are required to comply with certain provisions of the Securities and Futures Act of Singapore (Cap 289) (the “SFA”), which prohibit certain forms of market conduct and require certain information disclosures, and impose criminal and civil penalties on corporations, directors and officers in respect of any breach of such provisions. We are also required to comply with the Singapore Code on Take-Overs and Mergers (the “Singapore Takeover Code”), which specifies, among other things, certain circumstances in which a general offer is to be made upon a change in effective control, and further specifies the manner and price at which voluntary and mandatory general offers are to be made.
The laws of Singapore and of the United States differ in certain significant respects. The rights of our shareholders and the obligations of our directors and officers under Singapore law (including under the Companies Act of Singapore (Cap 50) (the “Singapore Companies Act”) are different from those applicable to a company incorporated in the State of Delaware in material respects, and our shareholders may have more difficulty and less clarity in protecting their interests in connection with actions taken by our management, our Board members or our controlling shareholders than would otherwise apply to a company incorporated in the State of Delaware.
The application of Singapore law, in particular, the Singapore Companies Act may, in certain circumstances, impose more restrictions on us and our shareholders, directors and officers than would otherwise be applicable to a company incorporated in the State of Delaware. For example, the Singapore Companies Act requires directors to act with a reasonable degree of diligence and, in certain circumstances, imposes criminal liability for specified contraventions of particular statutory requirements or prohibitions. In addition, pursuant to the provisions of the Singapore Companies Act, shareholders holding 10% or more of the total number of paid-up shares carrying the right of voting in general meetings may require the convening of an extraordinary general meeting of shareholders by our directors. If our directors fail to comply with such request within 21 days of the receipt thereof, the original requisitioning shareholders, or any of them holding more than 50% of the voting rights represented by the original requisitioning shareholders, may proceed to convene such meeting, and we will be liable for the reasonable expenses incurred by such requisitioning shareholders. We are also required by the Singapore Companies Act to deduct such corresponding amounts from fees or other remuneration payable by us to such non-complying directors.
We are subject to the Singapore Takeover Code, which requires a person acquiring 30% or more of our voting shares to conduct a takeover offer for all of our voting shares. This could have the effect of discouraging, delaying or preventing a merger or acquisition and limit the market price of our ordinary shares.
We are subject to the Singapore Takeover Code. The Singapore Takeover Code contains provisions that may delay, deter or prevent a future takeover or change in control of our Company and limit the market price of our ordinary shares for so long as we remain a public company with more than 50 shareholders and net tangible assets of S$5 million (Singapore dollars) or more. For example, under the Singapore Takeover Code, any person acquiring, whether by a series of transactions over a period of time or not, either on such person’s own or together with parties acting in concert with such person, 30% or more of our voting shares, or if such person holds, either on such person’s own or together with parties acting in concert with such person, between 30% and 50% (both inclusive) of our voting shares, and if such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of Securities Industry Council in Singapore, extend a takeover offer for our remaining voting shares in accordance with the Singapore Takeover Code. Therefore, any investor seeking to acquire a significant stake in our Company may be deterred from doing so if, as a result, such investor would be required to conduct a takeover offer for all of our voting shares.
These same provisions could discourage potential investors from acquiring a stake or making a significant investment in our Company and may substantially impede the ability of our shareholders to benefit from a change of effective control and, as a result, may adversely affect the market price of our ordinary shares and the ability to realize any benefits from a potential change of control.
For a limited period of time, our directors have general authority to allot and issue new ordinary shares on terms and conditions and for such purposes as may be determined by our Board in its sole discretion.
Under Singapore law, we may only allot and issue new shares with the prior approval of our shareholders in a general meeting. For example, at a general meeting our shareholders can provide our directors with a general authority, subject to the provisions of the Singapore Companies Act and our constitution, to allot and issue any number of new ordinary shares and/or make or grant offers, agreements, options or other instruments (including the grant of awards or options pursuant to our equity-based incentive plans and agreements in effect from time to time) that might or would require ordinary shares to be allotted and issued (collectively, the “Instruments”); and unless revoked or varied by the Company in a general meeting, such authority will continue in force until the earlier of (i) the conclusion of our next annual general meeting of shareholders, or (ii) the expiration of the period within which our next annual general meeting of shareholders is required by law to be held. Subject to the general requirements of the Singapore Companies Act and our constitution, the general authority given to our directors by our shareholders to allot and issue ordinary shares and/or make or grant the Instruments may be exercised by our directors on such terms and conditions, for such purposes and for consideration as they may in their sole discretion deem fit, and with such rights or restrictions as they may think fit to impose and as are set forth in our constitution. Any additional issuances of new ordinary shares and/or any grant of the Instruments by our directors may dilute our shareholders’ interests in our ordinary shares and/or adversely impact the market price of our ordinary shares.

We may be or become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders.
The rules governing passive foreign investment companies (“PFICs”) can have adverse effects for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. The determination of whether we are a PFIC, which must be made annually after the close of each taxable year, depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. The fair market value of our assets is expected to relate, in part, to (a) the market price of our ordinary shares and (b) the composition of our income and assets, which will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction. Moreover, our ability to earn specific types of income that we currently treat as non-passive for purposes of the PFIC rules is uncertain with respect to future years. Because the value of our assets for purposes of determining PFIC status will depend in part on the market price of our ordinary shares, which may fluctuate significantly. We do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, there can be no assurance that we will not be considered a PFIC for any taxable year.
If we are a PFIC, a U.S. Holder (defined below) would be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. A U.S. Holder may in certain circumstances mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a qualified electing fund (“QEF”) or, if shares of the PFIC are “marketable stock” for purposes of the PFIC rules, by making a mark-to-market election with respect to the shares of the PFIC. We do not intend to comply with the reporting requirements necessary to permit U.S. Holders to elect to treat us as a QEF. If a U.S. Holder makes a mark-to-market election with respect to its ordinary shares, the U.S. Holder is in its U.S. federal taxable income an amount reflecting any year end increase in the value of its ordinary shares. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ordinary shares that is for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) if a court within the U.S. can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (b) that was in existence on August 20, 1996, and validly elected under applicable Treasury Regulations to continue to be treated as a domestic trust.
Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to the ordinary shares.
Singapore taxes may differ from the tax laws of other jurisdictions.
Prospective investors should consult their tax advisors concerning the overall tax consequences of purchasing, owning and disposing of our shares. Singapore tax law may differ from the tax laws of other jurisdictions, including the United States.
Tax authorities could challenge the allocation of income and deductions among our subsidiaries, which could increase our overall tax liability.
We are organized in Singapore, and we currently have subsidiaries in the United States, United Kingdom, New Zealand, South Africa, and Indonesia. As we grow our business, we expect to conduct increased operations through our subsidiaries in various jurisdictions. If two or more affiliated companies are located in different jurisdictions, the tax laws or regulations of each country generally will require transactions between those affiliated companies to be conducted on terms consistent with those between unrelated companies dealing at arm’s length, and appropriate documentation generally must be maintained to support the transfer prices. We maintain our transfer pricing policies to be compliant with applicable transfer pricing laws, but our transfer pricing procedures are not binding on applicable tax authorities.
If tax authorities were to successfully challenge our transfer pricing, there could be an increase in our overall tax liability, which could adversely affect our financial condition, results of operations and cash flows. In addition, the tax laws in the jurisdictions in which we operate are subject to differing interpretations. Tax authorities may challenge our tax positions, and if successful, such challenges could increase our overall tax liability. In addition, the tax laws in the jurisdictions in which we operate are subject to change. We cannot predict the timing or content of such potential changes, and such changes could increase our overall tax liability, which could adversely affect our financial condition, results of operations and cash flows.
Risks Related to this Offering and Ownership of Ordinary Shares
In the future, our ability to raise additional capital to expand our operations and invest in our business may be limited, and our failure to raise additional capital, if required, could impair our business.
While we currently anticipate that our available funds will be sufficient to meet our cash needs for at least the next 24 months, we may need or elect to seek, additional financing at any time. Our ability to obtain financing will depend on, among other things, our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. If we need or elect to raise additional funds, we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests and the per-share value of our ordinary shares could decline. If we engage in additional debt financing, we may be required to accept terms that further restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios and limit the operating flexibility of our business. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:
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Fund our operating capital requirements as we grow;

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Continue to grow by acquiring companies;

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Retain the leadership team and staff required;

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Repay our liabilities as they come due; and

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Make the necessary investments in our Edtech platform.

Our share price may be volatile, and the market price of our ordinary shares after this offering may drop below the price you pay.
Market prices for securities of newly-public companies have historically been particularly volatile in response to various factors, some of which are beyond our control. As a result of this volatility, you may not be able to sell your ordinary shares at or above the initial public offering price in this offering. Some of the factors that may cause the market price for our ordinary shares to fluctuate include:
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Actual or anticipated fluctuations in our key operating metrics, financial condition and operating results;

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Loss of current long-term contracts;

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Actual or anticipated changes in our growth rate;

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Competitors developing more advanced technology attracting our customers;

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Our announcement of actual results for a fiscal period that are lower than projected or expected or our announcement of revenue or earnings guidance that is lower than expected;

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Changes in estimates of our financial results or recommendations by securities analysts;

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Changes in market valuations of similar companies;

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Changes in our capital structure, such as future issuances of securities or the incurrence of debt;

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Announcements by us or our competitors of significant products or services, contracts, acquisitions or strategic alliances;

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Regulatory developments in Singapore, the United States or other countries;

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Actual or threatened litigation involving us or our industry;

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Additions or departures of key personnel;

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General trends in the education industry as a whole;

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Share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

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Further issuances of ordinary shares by us;

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Sales or ordinary shares by our shareholders;

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Repurchases of ordinary shares; and

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Changes in general economic, industry and market conditions.

In addition, the stock market in general, and the market for education companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our shares shortly following this offering. If the market price of our ordinary shares after this offering does not exceed the offering price, you may not realize any return on your investment in us and may lose some or all of your investment. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources, and harm our business, operating results and financial condition. In addition, recent fluctuations in the financial and capital markets have resulted in volatility in securities prices.
We have broad discretion over the use of proceeds we receive in this offering and may not apply the proceeds in ways that increase the value of your investment.
Our management will have broad discretion in the application of the net proceeds from this offering and, as a result, you will have to rely upon the judgment of our management with respect to the use of these proceeds. Our management may spend a portion or all of the net proceeds in ways that not all shareholders approve of or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business.
A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.
The price of our ordinary shares could decline if there are substantial sales of our ordinary shares, particularly sales by our directors, executive officers and significant shareholders, or if there is a large number of shares of our ordinary shares available for sale. All of the ordinary shares sold in this offering will be available for sale in the public market. Substantially all of our remaining outstanding ordinary shares are currently restricted from resale as a result of market standoff and “lock-up” agreements, as more fully described in “Shares Eligible for Future Sale.”
ThinkEquity may, at its discretion, permit our shareholders to sell shares prior to the expiration of the restrictive provisions contained in those lock-up agreements.
The market price of our ordinary shares could decline as a result of the sale of a substantial number of ordinary shares in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

Purchasers of ordinary shares in this offering will experience immediate and substantial dilution in the net tangible book value of their investment.
The initial public offering price of our ordinary shares will be substantially higher than the net tangible book value per share of our outstanding ordinary shares immediately after this offering. Therefore, if you purchase our ordinary shares in this offering, you will incur immediate dilution of $[•] in the net tangible book value per share from the price you paid based on an assumed initial public offering price of $[•], the midpoint of the price range set forth on the cover page of this prospectus. In addition, following the completion of this offering, purchasers of ordinary shares in this offering will have contributed [•]% of the total consideration paid by our shareholders to acquire our ordinary shares, but will only own [•]% of our outstanding ordinary shares.
There has been no prior public market for our ordinary shares, and an active trading market may not develop.
Prior to this offering, there has been no public market for our ordinary shares. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares of share capital and may impair our ability to acquire other companies by using our ordinary shares as consideration.
If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, our share price and/or trading volume could decline.
The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of our Company, our share price and trading volume would likely be negatively impacted. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any of the analysts who may cover us were to cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.
We may not pay dividends on our ordinary shares in the future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares.
We do not currently expect to pay cash dividends on our ordinary shares. Any future dividend payments are within the absolute discretion of our Board and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, level of indebtedness, contractual restrictions with respect to payment of dividends, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our Board may deem relevant. Consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares.
We currently report our financial results under IFRS, which differs in certain significant respects from U.S. GAAP.
Currently we report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and U.S. GAAP, including differences related to revenue recognition, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.
We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies and smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.
We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of any December 31 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.
Additionally, we are a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our ordinary shares held by non-affiliates exceeds $250 million as of the end of the prior December 31, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the prior December 31. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.
We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.
As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Act, as well as rules and regulations subsequently implemented by the SEC and [] including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and results of operations. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an “emerging growth company,” as defined by the JOBS Act. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as regulatory and governing bodies provide new guidance. These factors could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We will continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business could be adversely affected.
As a result of disclosure of information as a public company, our business and financial condition have become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If the claims are successful, our business operations and financial results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business operations and financial results. These factors could also make it more difficult for us to attract and retain qualified colleagues, executive officers and Board members.
We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance on the terms that we would like. As a result, it may be more difficult for us to attract and retain qualified people to serve on our Board, our Board committees or as executive officers.
If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence.
The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. We will be required, under SOX 404, to perform system and process evaluations and testing of internal controls over financial reporting to allow management to report annually on the effectiveness of internal control over financial reporting. This assessment requires disclosure of any material weaknesses in our internal control over financial reporting identified by management. SOX 404 also generally will require an attestation from our independent registered public accounting firm on the effectiveness of internal control over financial reporting. However, for as long as we remain an emerging growth company (“EGC”), we intend to take advantage of the exemption permitting it not to comply with the independent registered public accounting firm attestation requirement. At the time when we are no longer an EGC, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which we control are documented, designed or operating. Remediation efforts may not enable us to avoid a material weakness in the future.

Compliance with SOX 404 requires the incurrence of substantial accounting expense and consumes significant management efforts. We may not be able to complete evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit its ability to accurately report financial condition, results of operations or cash flows. If we are unable to conclude that internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in internal control over financial reporting, it could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares could decline, and we could be subject to sanctions or investigations by the [•], the SEC or other regulatory authorities. Failure to remedy any material weakness in internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict future access to the capital markets.
If we are not able to comply with the applicable continued listing requirements or standards of the [•], the [•] could delist our ordinary shares.
In conjunction with this offering, we have applied to list our ordinary shares on the [•] simultaneously with the closing of this offering. In order to obtain and maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum shareholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurances that we will be able to comply with the applicable listing standards. If the [•] were to delist our ordinary shares, it would be more difficult for our shareholders to dispose of our ordinary shares and more difficult to obtain accurate price quotations on our ordinary shares. Our ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing we may need in the future, may also be materially and adversely affected if our ordinary shares are not listed on a national securities exchange.
If our listing application for our ordinary shares is not approved by the [•], we will not be able to consummate this offering and will terminate this offering.
An approval of our listing application by the [•] is subject to our fulfillment of certain minimum financial and liquidity requirements. If we fail to meet the [•] minimum requirements for listing, or between listing and closing, we will not be able to consummate the offering and will terminate this offering. We will need to receive a minimum offering amount of $[•] per share in order to satisfy the listing conditions to trade our ordinary shares on the [•].

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Regulation.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.
You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:
➢
Our future business development, financial condition and results of operations;

➢
Our ability to continue to make acquisitions and to successfully integrate and operate acquired businesses;

➢
Our expectations regarding demand for and market acceptance of our marketplace’s products and services;

➢
Our ability to implement our business strategy and expand our portfolio of products and services;

➢
Our ability to adapt to technological changes in the educational sector;

➢
The development and expansion of our global education network and the effect of new technology applications in the educational services industry;

➢
Our ability to continue attracting and retaining new students, teachers, Mentors, and partners;

➢
Our ability to maintain the academic quality of our programs;

➢
The availability of qualified personnel and the ability to retain such personnel;

➢
Government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions;

➢
Our expectations regarding our businesses base of investors;

➢
Changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes;

➢
Our compliance with, and changes to, governmental laws, regulations and tax matters that apply to us and our industry;

➢
Health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto;

➢
Our goals and strategies;

➢
Our plans to invest in our business;

➢
Our relationships with our partners;

➢
Competition in our industry;

➢
We are incorporated in Singapore, and our shareholders may have more difficulty protecting their interests than they would as shareholders of a corporation incorporated in the United States; and

➢
Other risk factors discussed under “Risk Factors.”

These forward-looking statements are subject to various and significant risks and uncertainties, including those which are beyond our control. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this prospectus and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We disclaim any obligation to update our forward-looking statements, except as required by law.
This prospectus contains certain data and information that we obtained from various government and private publications, including industry data and information from the World Economic Forum Schools of the Future Report and industry statistics from education market intelligence firm, HolonIQ. Statistical data in these publications also include projections based on a number of assumptions.
In addition, the new and rapidly changing nature of the credit and marketplace lending industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS
Assuming a public offering price of $[    ] per share (the midpoint of the price range on the cover page of this prospectus), we estimate that the net proceeds to us from the sale of our ordinary shares in this offering will be approximately $[    ] (or $[    ] if the underwriters’ over-allotment option is exercised in full) after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed public offering price will increase (decrease) the net proceeds to us from this offering by approximately $[    ] (or $[    ] if the underwriters’ over-allotment option is exercised in full), assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 100,000 ordinary shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $[    ], assuming the assumed public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.
We plan to use approximately $[    ] million of the net proceeds from this offering for strategic acquisitions to cover the cash portion of the acquisition costs and the remainder of the net proceeds to ensure sufficient working capital for the acquisitions, development costs of our Edtech platform, working capital, and for general corporate purposes.
The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors.”
Pending use of proceeds from this offering, we intend to invest the proceeds in short-term, interest-bearing, investment-grade instruments, or hold as cash.

DIVIDEND POLICY
We currently anticipate that we will retain any future earnings for the operation and expansion of our business. Accordingly, we do not currently anticipate declaring or paying any cash dividends on our ordinary shares for the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board and will depend on then existing conditions. We may, by ordinary resolution, declare dividends at a general meeting of shareholders, but we are restricted from paying dividends in excess of the amount recommended by our Board. Pursuant to Singapore law, no dividend may be paid except out of our profits.

CAPITALIZATION
The following tables sets forth our cash and cash equivalents and our total capitalization as of December 31, 2019 as follows:
➢
On an actual basis for the companies within the Group at December 31, 2019;

➢
On a pro forma basis including the companies that the Group is acquiring upon consummation of this initial public offering, as if they were a part of the Group at December 31, 2019; and

➢
On a pro forma as adjusted basis including the companies that the Group is acquiring upon consummation of this initial public offering, as if they were a part of the Group at December 31, 2019, adjusted to reflect the sale of [•] ordinary shares in this offering, at an assumed initial public offering price of $[•] per ordinary share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The adjustments reflected below are subject to change and are based upon available information and certain assumptions that we believe are reasonable. Total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this capitalization table in conjunction with “Use of Proceeds,” “Summary Combined Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated combined financial statements and the related notes appearing elsewhere in this prospectus.
	As of December 31, 2019 (USD)
	Actual	Pro Forma	Pro Forma as Adjusted
Cash and cash equivalents	3,290,095	15,331,545
Capitalization:
Long-term debt:	3,099,212	4,177,430
Shareholders’ equity:	25,225,793	89,666,098
Ordinary shares, no par value, no maximum ordinary shares
authorized, 1,623,833, ordinary shares issued and
outstanding on an actual basis, 1,068,802 ordinary shares
issued and outstanding on an adjusted basis to reflect the
surrender of an aggregate of 2,692,635 ordinary shares by
the existing shareholders on [    ], 2020 and [    ] ordinary
shares to be issued in this offering.

Reserves	(323,067)	(323,067)
Retained earnings	(6,130,926)	(14,729,109)
Total shareholders’ equity	18,771,800	74,613,922
Total capitalization	21,871,012	78,791,351

If the underwriters’ over-allotment option is exercised in full, then (i) ordinary shares, pro forma as adjusted, would be [•] shares, (ii) total shareholders’ equity would be [    ] and (iii) total capitalization would be $[    ].
Each $1.00 increase (decrease) in the assumed public offering price of $[    ] per share (the midpoint of the price range on the cover page of this prospectus) will increase (decrease) the amount of total assets by approximately $[    ] million and total capitalization on a pro forma as adjusted basis by approximately $[    ] million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ordinary shares we are offering. Each increase (decrease) of 100,000 ordinary shares offered by us would increase (decrease) the amount of total assets by approximately $[    ] and total capitalization on a pro forma as adjusted basis by approximately $[    ] million, assuming the assumed public offering price of $[    ] per share (the midpoint of the price range on the cover page of this prospectus) remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.
The number of ordinary shares outstanding as of December 31, 2019, as shown above, is based on 1,623,833 ordinary shares issued to shareholders in Genius Group Ltd as of that date, and excludes:
➢
888,962 shares subsequently issued to Entrepreneur Resorts shareholders;

➢
179,840 shares subsequently issued as a fresh investment raise;

➢
348,541 shares, in the aggregate, to be issued in respect of the closing of the IPO Acquisitions; and

➢
765,022 shares underlying share options at a weighted average exercise price of $35.72, reserved.

DILUTION
If you invest in our ordinary shares, your interest will be immediately diluted $[    ] per ordinary share, representing the difference between our net tangible book value per share $1.54 as of December 31, 2019, and after giving effect to this offering and an assumed initial public offering price of $[    ] per share. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.
Our net tangible book value as of December 31, 2019 was $1.54 or $[    ] per ordinary share as of that date. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the proceeds we will receive from this offering, from the assumed initial public offering price of $[    ] per ordinary share, the midpoint of the range set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Without taking into account any other changes in net tangible book value after December 31, 2019, other than to give effect to the sale of the ordinary shares offered in this offering at the assumed initial public offering price of $[    ] per ordinary share, which is based on the estimated initial public offering price set forth on the cover page of this prospectus and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of [    ] would have been approximately $[    ], or $[    ] per ordinary share. This represents an immediate increase in net tangible book value of $[    ] per ordinary share to the existing shareholders and an immediate dilution in net tangible book value of $[    ] per ordinary share to investors purchasing our ordinary shares in this offering. The following table illustrates such dilution:
Per Ordinary Share
($)
Assumed initial public offering price per ordinary share . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Pro forma net tangible book value per ordinary share as of December 31, 2019	$1.54
Increase in pro forma net tangible book value per ordinary share attributable to new investors	$5.21
Amount of dilution in pro forma net tangible book value per ordinary share to new investors in this offering

Each $1.00 increase (decrease) in the assumed public offering price of $[    ] per share (the midpoint of the price range on the cover page of this prospectus) will increase (decrease) our pro forma as adjusted net tangible book value per share and the dilution to new investors by $[    ] per share, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ordinary shares we are offering. Each increase (decrease) of 100,000 ordinary shares offered by us would increase (decrease) the as adjusted net tangible book value per share after this offering by approximately $[    ] per share (or $[    ] per share if the underwriters’ over-allotment option is exercised in full), and increase (decrease) the dilution per share to new investors by approximately and total $[    ] per share (or $[    ] per share if the underwriters’ over-allotment option is exercised in full). The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.
The following table summarizes, on a pro forma as adjusted basis as of [•] the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering, the total consideration paid and the average price per ordinary share paid before deducting the underwriting discounts and commissions and estimated offering expenses.
	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary
	Number	Percent	Amount	Percent	Share
Existing shareholders (Issued)	2,692,635		46,421,800		$17.24
New investors
Total

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.
The number of ordinary shares outstanding as of December 31, 2019, as shown above, is based on 1,623,833 ordinary shares issued to shareholders in Genius Group Ltd as of that date, and excludes:
➢
888,962 shares subsequently issued to Entrepreneur Resorts shareholders;

➢
179,840 shares subsequently issued as a fresh investment raise;

➢
348,541 shares, in the aggregate, to be issued in respect of the closing of the IPO Acquisitions; and

➢
765,022 shares underlying share options at a weighted average exercise price of $35.72, reserved.

SELECTED Combined CONSOLIDATED FINANCIAL DATA
The following tables set forth summary combined consolidated pro forma financial data for the periods and as of the dates indicated. Genius Group Ltd acquired Entrepreneur Resorts Ltd, a Seychelles Public Listed Company in July 2020, and is acquiring Education Angels; a New Zealand private limited company; E-Square, a South African private limited company; Property Investors Network, a U.K. private limited company; and University of Antelope Valley, a California corporation, simultaneously upon consummation of this initial public offering.
You should read the selected combined consolidated financial data in conjunction with our audited combined consolidated financial statements and related notes beginning on page F-1 of this prospectus, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results do not necessarily indicate our expected results for any future periods.
SUMMARY COMBINED UNAUDITED PRO FORMA FINANCIAL DATA FOR GENIUS GROUP
(Including IPO Acquisitions)
The detailed combined pro forma financial data below includes the combined consolidated financials of Genius Group, including the Pre-IPO Group, and the IPO Acquisitions as if they were operating as one group in the periods indicated.
The pro forma financials for the years ended December 31, 2019 and 2018 include: (i) the audited financial data of the Pre-IPO Group, and (ii) the audited financial data of University of Antelope Valley, which is deemed a significant acquisition, and (iii) the unaudited financial data of Education Angels, E-Square and Property Investors Network, which are below the threshold of significant acquisitions.
Management has reviewed the financial statements of the acquisitions that are not prepared under IFRS and has recorded pro forma adjustments for all identified material IFRS differences.
The nature of business activity of the Pre-IPO Group and the IPO Acquisitions are discussed in Our Corporate Structure on page 7 of this prospectus.
This set of tables is for the detailed financial data for the year ended December 31, 2019.

Genius Group (Pre-IPO Group and IPO Acquisitions)
Profit and Loss For The Year Ended December 31, 2019
(USD 000’s)
	Genius Group	University of Antelope Valley	Property Investors Network	Education Angels	E-Square	Adjustments	Footnotes	Combined Total
Summary Income Data:
Sales	9,949	12,054	4,733	968	953	—		28,657
Cost of goods sold	(5,121)	(3,863)	(2,239)	(425)	—	—		(11,648)
Gross profit (Loss)	4,828	8,191	2,494	543	953	—		17,009
Operating Income	1,187	—	28	114	—	—		1,329
Operating Expenses	(7,151)	(7,822)	(2,420)	(640)	(850)	(517)	1	(19,400)
Operating profit (Loss)	(1,136)	369	102	17	103	(517)		(1,062)
Other income	784	—	—	—	—	—		784
Other Expense	(864)	(5)	(113)	(31)	—	—		(1,013)
Net Income (Loss) Before Tax	(1,216)	364	(11)	(14)	103	(517)		(1,291)
Income Tax	(95)	(8)	—	—	—	109	2	6
Net Income (Loss) After Tax	(1,311)	356	(11)	(14)	103	(408)		(1,285)
Other Comprehensive Income (Loss)	(308)	—	—	—	—	—		(308)
Total Income (Loss)	(1,619)	356	(11)	(14)	103	(408)		(1,593)
Net income per share, basic and diluted								(0.42)
Weighted-average number of shares outstanding, basic and diluted								3,809,198

Genius Group (Pre-IPO Group and IPO Acquisitions)
Balance Sheet As of December 31, 2019
(USD 000’s)
	Genius Group	University of Antelope Valley	Property Investors Network	Education Angels	E-Square	Adjustments	Footnotes	Combined Consolidated Total
Balance Sheet Data
Assets
Current Assets
Cash and cash equivalents	3,290	1,253	77	165	14	10,533	3	15,332
Accounts receivable, net of allowance	1,264	3,490	416	113	268	—		5,551
Other receivable	—	4	—	—	—	—		4
Inventory	120	197	—	—	—	—		317
Prepaid expenses and other assets	1,065	23	53	19	2	—		1,162
Loans receivable	—	—	2,138	—	—	—		2,138
Loans receivable — related parties	67	—	1,007	97	—	—		1,171
Total Current Assets	5,806	4,967	3,691	394	284	10,533		25,675
Non Current Assets
Property and equipment, net	7,398	1,192	30	48	13	—		8,681
Intangible assets, net	6,166	27	—	507	209	8,517	4	15,426
Operating lease right-of-use asset	2,194	544	—	—	—	—	5	2,738
Investments at fair value	29	—	—	—	—	—		29
Goodwill	9,989	—	—	—	—	34,376	4	44,365
Loans receivable – related parties	—	—	—	—	44	—		44
Total Non Current Assets	25,776	1,763	30	555	266	42,893		71,283
Total Assets	31,582	6,730	3,721	949	550	53,426		96,958
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	487	587	126	30	379	—		1,609
Accrued expenses and other current liabilities	1,443	957	1,417	43	10	—		3,870
Deferred revenue	3,231	2,145	—	124	—	—		5,500
Operating lease liabilities	545	134	—	—	—	—	5	679
Loans payable	63	—	35	83	12	—		193
Loans payable — related parties	433	—	—	—	—	—		433
Income tax payable	—	7	46	—	—	—		53
Total current liabilities	6,202	3,830	1,624	280	401	—		12,337

	Genius Group	University of Antelope Valley	Property Investors Network	Education Angels	E-Square	Adjustments	Footnotes	Combined Consolidated Total
Non Current Liabilities		—
Operating lease liabilities	1,729	410	—	—	—	—	5	2,139
Loans payable	1,218	—	109	969	—	—		2,296
Loans payable – related parties	400	—	—	—	—	—		400
Convertible Debt Obligation	1,918	—	—	—	—	—		1,918
Other non-current liabilities	25	—	126	(2)	—	—		149
Deferred Tax Liability	1,318	—	—	—	—	1,787	6	3,105
Total Non Current liabilities	6,608	410	235	967	—	1,787		10,007
Total liabilities	12,810	4,240	1,859	1,247	401	1,787		22,344
Stockholders’ Equity:
Contributed capital	26,846	709	—	—	—	63,732	7	91,287
Subscriptions receivable	(1,126)	—	—	—	—	—		(1,126)
Treasury stock, at cost	(494)	—	—	—	—	—		(494)
Accumulated other comprehensive income (loss)	—	—	(254)	—	—	254	7	—
Retained earnings	(6,131)	1,781	2,116	(298)	149	(12,347)	7	(14,730)
Reserves	(323)	—	—	—	—	—		(323)
Total Stockholders’ Equity	18,772	2,490	1,862	(298)	149	51,639		74,614
Total Liabilities and Stockholders’ Equity	31,582	6,730	3,721	949	550	53,426		96,958

Footnotes relating to the Financial Statements above
(1)
The following table records amortization on intangible assets acquired in the IPO Acquisitions.

	University of Antelope Valley	Property Investors Network	Education Angels	E-Square	Entrepreneur Resorts Limited	Total
Developed Content (10 Years)	2,500,000	773,867	702,489	151,645	—	4,128,001
Customer relationships (7 Years)	500,000	110,103	99,948	21,576	—	731,627
Amortization	321,429	93,116	84,527	18,247	—	517,319

(2)
The following table records income tax effect on amortization.

	University of Antelope Valley	Property Investors Network	Education Angels	E-Square	Entrepreneur Resorts Limited	Total
Income Tax Rate	21%	25%	15%	28%	0%
Income Tax Provision	67,500	23,279	12,679	5,109	—	108,567

(3)
The following table reconciles the cash balance. The cash is increased by anticipated IPO proceeds, and is reduced by the estimated IPO costs and the cash portion of consideration for the IPO Acquisitions.

IPO Proceeds	40,000,000
Underwriting Cost	-3,400,000
Other IPO Cost	-950,000
Acquisition Cash Settlement	-25,117,402
Cash Adjustment to Proforma	10,532,598

(4)
The following table records the purchase accounting for the IPO Acquisitions. The following table summarizes the allocation of the preliminary purchase price as of the acquisition date.

	University of Antelope Valley	Property Investors Network	Education Angels	E-Square	Entrepreneur Resorts Limited	Total
No of Shares Issued	172,068	116,249	60,224	—	888,954	1,237,495
Share Price	34.87	34.87	34.87	34.87	34.87	34.87
Share Value	6,000,000	4,053,614	2,100,000	—	30,997,810	43,151,424
Cash Consideration	24,000,000	450,402	—	667,000	—	25,117,402
Purchase Consideration	30,000,000	4,504,016	2,100,000	667,000	30,997,810	68,268,826
Net Working Capital	1,272,998	2,066,748	114,270	(117,225)	574,118	3,910,909
Property and equipment, net	1,191,564	29,839	47,646	12,673	7,075,698	8,357,420
Intangible Assets	26,263	0	507,497	209,413	4,750,000	5,493,173
Operating Lease Asset	0	0	0	0	2,135,661	2,135,661
Goodwill	0	0	0	0	13,577,341	13,577,341
Other Non Current Assets	0	0	0	44,448	1,405,889	1,450,337
Loan Payable	0	(108,794)	(969,424)	0	(1,000,000)	(2,078,218)
Convertible Debt Obligation	0	0	0	0	(2,034,833)
Lease Liability	0	0	0	0	(1,795,819)
Other Non Current Liabilities	0	(125,619)	1,839	0	(2,137,503)	(2,261,283)
	2,490,825	1,862,174	(298,172)	149,309	22,550,552	30,585,340
Developed Content (10 Years)	2,500,000	773,867	702,489	151,645	0	4,128,001
Trade names and trade marks	2,500,000	795,887	722,479	155,961	0	4,174,327
Customer relationships (7 Years)	500,000	110,103	99,948	21,576	0	731,627
Intangible Assets (Adjustment)	5,500,000	1,679,857	1,524,916	329,182	—	9,033,955
Amortization of Intangible Assets	(321,429)	(93,116)	(84,527)	(18,247)	—	(517,319)
Intangible Assets (Net)	5,178,571	1,586,741	1,440,389	310,935	—	8,516,636
Goodwill	22,009,175	961,985	873,257	188,509	8,447,258	32,480,184

a.
The intangible assets are currently presumed to have estimated useful lives as follows:

(i)
Customer relationships — Seven years

(ii)
Developed content — Ten years

(iii)
Trade names / Trademarks — Indefinite

b.
The deferred tax liability represents the income tax effect of the difference between the accounting and income tax basis of the identified intangible assets, using the corporate income tax rate applicable in the domicile jurisdiction relating to each IPO Acquisition company.

(5)
The net present value of UAV’s operating lease commitments is recorded as an operating lease right of use asset and operating lease liability, being the adjustment from US GAAP to IFRS.

(6)
The following table records the deferred tax liability resulting from the purchase accounting for the IPO Acquisitions and subsequent amortization of intangible assets.

Business Combination
	University of Antelope Valley	Property Investors Network	Education Angels	E-Square	Entrepreneur Resorts Limited	Total
Tax Rate	21%	25%	15%	28%	0%
Purchase Accounting Adjustment	1,155,000	419,964	228,737	92,171	—	1,895,872
Income Tax Provision	(67,500)	(23,279)	(12,679)	(5,109)	—	(108,567)
Total Deferred Tax Liability	1,087,500	396,685	216,058	87,062	—	1,787,305

(7)
The following table reconciles the contributed capital, accumulated other comprehensive income (loss) and retained earnings adjustments resulting from the purchase accounting for the IPO Acquisitions.

	Genius Group	University of Antelope Valley	Property Investors Network	Education Angels	E-Square	Entrepreneur Resorts Limited	Total
Share Issue for Acquisition	43,151,424	—	—	—	—	—	43,151,424
Share Issue for IPO (Net of IPO Cost)	35,650,000	—	—	—	—	—	35,650,000
Share Capital (Elimination)	—	(710,000)	(9)	—	(21)	(14,361,124)	(15,071,154)
Total Adjustment Share Capital	78,801,424	(710,000)	(9)	—	(21)	(14,361,124)	63,730,270

	Genius Group	University of Antelope Valley	Property Investors Network	Education Angels	E-Square	Entrepreneur Resorts Limited	Total
Retained Earnings Adjustment	—	(253,929)	(69,837)	(71,848)	(13,138)	—	(408,752)
Retained Earnings (Elimination)	—	(1,780,825)	(2,116,659)	298,172	(149,289)	(8,189,428)	(11,938,029)
Total Adjustment Retained Earning	—	(2,034,754)	(2,186,496)	226,324	(162,427)	(8,189,428)	(12,346,781)
Accumulated Other Comprehensive Income (Elimination)	—	—	254,494	—	—	—	254,494

SUMMARY HISTORICAL FINANCIAL DATA FOR PRE-IPO GROUP
The detailed combined financial data below includes the audited financial data for the Pre-IPO Group (Genius Group Ltd, GeniusU Pte Ltd, Entrepreneurs Institute and Entrepreneur Resorts), for the years ended December 31, 2019 and 2018.
Pre-IPO Group (Genius Group Ltd, GeniusU Pte Ltd, Entrepreneurs Institute, and Entrepreneur Resorts)
Profit and Loss for the Year Ended December 31, 2019 compared to December 31, 2018
	Year Ended December 31, (USD 000’s)
	2019	2018
Summary Income Data
Sales	9,949	9,123
Cost of goods sold	(5,121)	(3,938)
Gross profit	4,828	5,185
Other Operating Income	1,187	561
Operating Expenses	(7,151)	(6,319)
Operating Profit (Loss)	(1,136)	(573)
Other income	784	121
Other Expense	(864)	—
Net Income (Loss) Before Tax	(1,216)	(452)
Tax Expense	(95)	316
Net Income (Loss) After Tax	(1,311)	(136)
Other Comprehensive Income	(308)	138
Total Income (Loss)	(1,619)	2

Pre-IPO Group (Genius Group Ltd, GeniusU Pte Ltd, Entrepreneurs Institute and Entrepreneur Resorts)
Balance Sheet As of December 31, 2019 compared to December 31, 2018
	For The Year Ended December 31, (USD 000’s)
	2019	2018
Balance Sheet Data
Current Assets
Cash and cash equivalents	3,290	2,738
Accounts receivable – trade	1,264	649
Notes receivable – current portion	—	—
Inventory	120	92
Prepaid expenses and other current assets	1,065	352
Inter-company receivables (Due from Related Party)	67	104
Total Current Assets	5,806	3,935
Non Current Liabilities
Property and equipment, net	7,400	6,261
Intangible assets, net	6,166	746
Operating lease right-of-use asset	2,194	—
Notes receivable – non current portion	—	—
Investment	28	28
Goodwill	9,988	6,334
Deferred tax assets	—	—
Other non-current assets	—	43
Total Non Current Assets	25,776	13,412
Total assets	31,582	17,347
Equity and Liabilities
Current liabilities
Accounts payable	486	586
Accrued expenses and other current liabilities	1,443	1,159
Deferred Revenue	3,231	2,395
Operating lease liabilities – current portion	545	—
Loans payable – current portion	64	—
Loans payable – related parties – current portion	433	32
Total Current Liabilities	6,202	4,172
Non Current Liabilities
Operating lease liabilities – non current portion	1,729	—
Loans payable – non current portion	1,218	1,500
Loans payable – related parties – noncurrent portion	400	—
Convertible debt obligations	1,919	—
Other non-current liabilities	25	—
Deferred tax liability	1,317	434
Total Non Current Liabilities	6,608	1,934
Total Liabilities	12,810	6,106
Stockholders’ Equity:
Contributed capital	26,846	16,460
Subscriptions receivable	(1,126)	—
Treasury stock, at cost	(494)	(132)
Reserves	(323)	(15)
Retained earnings	(6,131)	(5,072)
Total Equity	18,772	11,241
Total liabilities and equity	31,582	17,347

SUMMARY HISTORICAL FINANCIAL DATA FOR UAV
The detailed combined financial data below includes the audited financial data for the University of Antelope Valley (UAV). This company is deemed a significant acquisition, and so its audited financial data is being presented here separately.
This following set of tables is for the detailed financial data for the years ended December 31, 2019 and 2018.
University of Antelope Valley
Profit and Loss Statement for the Year Ended December 31, 2019 compared to
December 31, 2018
	For the Year Ended December 31, (USD 000’s)
	2019	2018
Summary Income Data:
Sales	12,054	11,971
Cost of goods sold	(3,863)	(4,295)
Gross profit	8,191	7,676
Operating Expenses	—	(7,328)
Operating Income	(7,822)	—
Operating Profit (Loss)	369	348
Other Income	—	—
Other Expenses	(5)	(64)
Net Income (Loss) Before Tax	364	284
Tax Expense	(8)	(1)
Net Income (Loss) After Tax	356	283
Other Comprehensive Income	—	—
Total Income (Loss)	356	283

University of Antelope Valley
Balance Sheet for the Year Ended December 31, 2019 compared to December 31, 2018
	For the Year Ended December 31, (USD 000’s)
	2019	2018
Balance Sheet Data
Assets
Current Assets
Cash and cash equivalents	1,253	1,274
Accounts receivable	3,490	3,830
Other receivable	4	47
Inventory	197	248
Prepaid expenses and other assets	23	20
Loans receivable	—	878
Total Current Assets	4,967	6,297
Non Current Assets
Property and equipment, net	1,192	1,020
Investment	—	80
Intangible assets, net	27	29
Total Non Current Assets	1,219	1,129
Total Assets	6,186	7,426
Equity and Liabilities
Current Liabilities
Accounts payable	587	664
Accrued expenses and other current liabilities	957	943
Loans Payable	2,145	2,410
Income Tax Payable	7	2
Total Current Liabilities	3,696	4,019
Non Current Liabilities
Loans payable	—	—
Total Non Current Liabilities	—	—
Capital and Reserves
Contributed capital	709	709
Retained earnings	1,781	2,698
Reserves	—	—
Total Capital and Reserves	2,490	3,407
Total Equity and Liability	6,186	7,426

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS of OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with “Selected Combined Financial Data” and our combined consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in our forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.
Please refer to the glossary of terms provided in the Prospectus Summary for aid in understanding the entities, acquisitions, products, services and certain other concepts referred to in the management’s discussion and analysis presented herein.
Overview
We are a world leading entrepreneur Edtech and education group, with approximately 1.4 million students in 200 countries, ranging from ages 0 to 100 years old. Our entrepreneur education system is being delivered virtually and in-person, locally and globally via our Singapore Edtech platform company, GeniusU Pte Ltd, through microschools, camps, schools, colleges, universities and corporate training. Our 2,000+ faculty members, 7,000+ partners and community are global with an average of 50,000 new community members (someone who visits our free courses, training, pages and videos or who follows us on social media) and 4,000 new students joining our GeniusU platform each week in 2020.
Our courses are delivered online and in-person in multiple languages, including English, Chinese, Japanese, Thai, Spanish, French, Polish and Czech. City Leaders, who are our partners that host events each month in their city and use all our tools to attract new students, conduct our events (physically or virtually) in over 40 cities and over 2,000 faculty members operate their microschools using our online tools.
Our financial growth model is based on a combination of four main factors:
1.
Growth by acquisition of education companies that add valuable courses, content, accreditation, campuses, faculty and students to our Group.

2.
Growth of our Edtech platform GeniusU as a result of converting the content, accreditation, faculty and students of our acquisition companies into online courses that can be delivered globally.

3.
Additional growth of GeniusU, with its digital curriculum and global student base, via wholly owned curriculum, hosting partners, and their content.

4.
Accelerated growth of each of our companies within the Group, as a result of expanding the Edtech business model within each company and gaining the benefit of the AI, digital marketing, customer intelligence and global community that GeniusU provides.

To provide an accurate discussion and analysis of financial condition and results of operation, the financial reports provided above and discussed below are grouped in the following three sections:
Unaudited 12 month pro forma financials for Genius Group (The full Group including the Pre-IPO Group and the IPO Acquisitions):   Unaudited pro forma financials provided for the financial year ended December 31, 2019 for the full Group, including all the IPO Acquisition companies as if they were operating as one during these periods.
Audited 12 month financials for the Pre-IPO Group excluding acquisitions:   Audited financials provided for the financial years ended December 31, 2019 and 2018, including Genius Group Ltd, GeniusU Pte Ltd (acquired October 2019), Entrepreneurs Institute (acquired August 2019), and Entrepreneur Resorts

(acquired July 2020) as if they were operating as one group in both years. This section includes data for segments which reflect different business models, and it also includes management discussion and analysis of the financial performance of the GeniusU Segment to explain that its operations were split between two companies due to the restructure in 2019.
Audited 12 month financials for the University of Antelope Valley:   Audited financials provided for the financial years ended December 31, 2019 and 2018 for the University of Antelope Valley, as a significant acquisition that is due to close simultaneously with the consummation of this initial public offering.
Key Business Metrics
Genius Group Measures
We collect monthly performance reports from our operating businesses on five critical measures consisting of (i) revenue; (ii) EBITDA (non-IFRS); (iii) working capital (non-IFRS); (iv) cash flow; and (v) return on capital employed (non-IFRS). We believe these indicators provide us with useful data with which to measure our performance.
Additionally, we receive monthly reports from our operating businesses that track (i) collection of accounts receivable; (ii) changes in available cash: (iii) liquidity available from operations and credit facilities; (iv) billings as a percentage of completion of work in process (iv) backlog; (v) newly-obtained contracts; (vi) actual gross margin per project as compared with projected gross margin; and (vii) actual gross margin per job as compared with company benchmarks.
The operating data we measure for Genius Group enables management to set growth targets based on the overall growth of student numbers and average revenue and gross profit per student. As our growth at the Group level is the result of a combination of acquisition activity and organic growth, we also focus on our margins across all companies for gross profit, net profit, EBITDA and total income.
Across all areas of the business, project leaders manage team performance using a rhythm of weekly meetings and a flight deck which tracks both activity and results against targets. Senior management conducts monthly meetings with project leaders, quarterly full team meets to review overall achievement and set the theme for the quarter ahead.
Comprehensive dashboards have been developed to track financial and non-financial sales-related data including: Growth in followers / free students / paid students; Activity of students; and Marketing metrics (cost per lead, revenue per lead)
Edtech Measures
We operate as an Edtech company and as such we measure specific operating data related to our online student activity. This includes our site and social media visitors that we track and retarget and market to the number of free and paid students on our GeniusU Edtech platform, and number of countries of operation.
We also are focused on the unit metrics for each student, including the average acquisition cost per student, annual revenue per student, and how that relates to both the average life time value of each student and the return on acquisition spend on each student.
Internal Control over Financial Reporting
In connection with the preparation of our 2018 and 2019 financial statements, we identified matters involving our internal control over financial reporting that constituted material weaknesses. A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim combined consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses are related to design and implementation of controls associated with the IT environment that would effectively detect and prevent material misstatements; and separation of duties, and in-house technical accounting resources to appropriately and timely identify significant accounting issues and complete a timely annual financial close in accordance with IFRS.
We believe the control deficiencies related to these errors constitute material weaknesses in our internal control over financial reporting. We have begun our remediation efforts, which have included instituting certain controls and conducting training of our IT to ensure adequate documentation and separation of duty, training of our accounting staff for purposes of enabling them to ensure adequate controls and identification of technical issues, and recruitment of a full-time Chief Financial Officer with listed company experience, and we believe that our actions in this regard have strengthened our internal controls over financial reporting. Although initiated, our plan to improve the effectiveness of our internal controls and processes is not complete. While we expect to complete this remediation process as quickly as possible, doing so depends on several factors beyond our control, and as a result, we cannot at this time estimate how long it will take to complete our remediation efforts.
Our management will be conducting a comprehensive review of our control environment and will revise and enhance our controls based on that review. We cannot assure you that the measures we have taken to date and plan to take will remediate the material weaknesses we have identified. Our current independent registered public accounting firm has not evaluated the measures we have taken or plan to take in order to address the material weaknesses described above.
In addition, as a public company, we will be required to devote significant resources to complete the assessment and documentation of our internal control system and financial process under Section 404 of the Sarbanes-Oxley Act, including an assessment of the design, implementation and operating effectiveness of our information systems associated with our internal control over financial reporting. We will incur material costs to remediate any material weaknesses and significant deficiencies identified as well as ensuring compliance with Section 404 of the Sarbanes-Oxley Act.
Results of Operations
Year Ended December 31, 2019
The below discussion and analysis is for the 2019 audited financials compared to the 2018 financials of the Pre-IPO Group. For simplicity, any reference to the year 2019 is with reference to the 12 months financials for the year ended December 31, 2019, and any reference to the year 2018 is with reference to the 12 months financials for the year ended December 31, 2018.
Discussion and analysis is also included for the 2019 pro forma financials for Genius Group, including the combined audited financials for the Pre-IPO Group (Genius Group Ltd, GeniusU Pte Ltd, Entrepreneurs Institute, and Entrepreneur Resorts), and the financials of the IPO Acquisitions (Including the audited financials of University of Antelope Valley, and the unaudited financials of Education Angels, E-Square and Property Investors Network). We are not permitted to show pro forma financials for the same period in 2018, and so we are not able to show a comparison of 2019 to 2018 pro forma financials for Genius Group as a whole.
For clarity, each section below has separate paragraphs with discussion and analysis first for the Pre-IPO Group audited financials, followed by discussion and analysis for the Genius Group unaudited pro forma financials (Including the IPO Acquisitions).
Revenue:   The Pre-IPO Group grew revenues from $9.1 million in 2018 to $9.9 million in 2019. This growth in revenue reflects our strategy of acquiring curriculum content, digitizing the content on our Edtech platform and then scaling the content to our global community.
The following table shows the breakdown of this revenue into segments, together with the revenue of the IPO Acquisitions that reconciles the Genius Group pro forma financials to the Pre-IPO financials for 2019:

	For the Year Ended December 31, (USD)
	2019	2018
Pre-IPO Group
Campus Revenue	4,432	4,242
Education Revenue
—Digital	4,771	3,858
—In-Person	746	1,023
Education Revenue	5,517	4,881
Total Pre-IPO Group Revenue	9,949	9,123
IPO Acquisitions (pro forma)	18,708	—
Genius Group Revenue (pro forma)	28,657	9,123
Our two main revenue segments are Campus Revenue, which is the revenue we generate from our locations through accommodation, food and beverage charges, and Education Revenue, which is the revenue we generate from our GeniusU Edtech platform for our courses and curriculum. This revenue is further segmented into Digital revenue, where the courses are delivered virtually, and In-Person revenue, where the courses are delivered to our students with the aid of our faculty in-person.
While Campus Revenue grew modestly from $4.2 million in 2018 to $4.4 million in 2019, Education revenue grew more rapidly from $4.9 million in 2018 to $5.5 million in 2019. The Digital component of this education revenue grew the most rapidly, from $3.9 million in 2018 to $4.8 million in 2019 while In-Person revenue reduced from $1.0 million 2018 to $0.7 million in 2019. The shift from In-Person to Digital Revenue took place after the acquisition of Entrepreneurs Institute in 2019, and is the result of reducing the number of Entrepreneurs Institute’s in-person training events and replacing them with more scalable digital courses delivered on GeniusU.
Genius Group’s pro forma revenues of $28.7 million represents the $9.9 million in revenue from the Pre-IPO Group and a further $18.7 million in revenue from the anticipated IPO Acquisitions. The acquisition of Education Angels and E-Square results in a growth of $1.9 million in revenues in our accredited prep, primary and secondary school education programs. The acquisition of University of Antelope Valley results in a growth of $12.1 million in revenues in our certified university education programs and Property Investors Network results in a growth of $4.7 million in our adult education programs.
Cost of Goods Sold:   The Pre-IPO Group’s cost of goods sold was $3.9 million in 2018 with $5.2 million in gross profit, giving us a 56% gross margin. Cost of goods sold grew to $5.1 million in 2019 with $4.8 million in gross profit, with a 48% gross margin. Our cost of goods sold grew in 2019 as a result of higher digital marketing and faculty costs as we grew our student body from 1.24 million to 1.55 million students, and a heavier agenda of marketing events in 2019 to expand our brand into more locations globally. To date we have been maintaining a balance between growth and a positive gross margin in which we are not being overly aggressive in our marketing spend and this is reflected in our current gross margin.
Genius Group’s pro forma cost of goods sold in 2019 was $11.6 million, delivering a gross profit of $17.0 million, representing a 59% gross margin. By owning the majority of our own curriculum and courses across all companies and acquisitions, we are focused at maintaining a low cost of content and a high gross margin. The cost of goods sold that we do incur is mainly our customer acquisition costs and our faculty costs.
Operating Expense:   The Pre-IPO Group had operating expenses of $6.3 million in 2018, increasing to $7.1 million in operating expenses in 2019. Approximately 60% of our operating expense is our staff costs, with the remaining in development costs, marketing, rental and general expenses. The growth in our operating expenses is in line with the growth of the group As with our cost of goods sold, historically we have been managing our overheads to maintain a sustainable growth rate, in order that additional funds raised may be invested largely in capital costs and acquisitions.

Genius Group’s pro forma operating expenses were $19.4 million for 2019, and our IPO Acquisitions have a similar cost model to our Pre-IPO Group.
Additional Income:   The Pre-IPO Group had $1.2 million in other operating income in 2019 compared to $0.6 million in 2018. This was registered in Entrepreneur Resorts and was primarily due to a one off gain as a result of the acquisition of Matla Lodge. An additional income of $0.8 million was also realised in 2019 compared to $0.1 million in 2018. This was due to a change in the face value of derivative liabilities related to convertible loans outstanding.
Additional Expenses:   Genius Group also had $0.9 million in other expenses in 2019. This was due mainly to $0.3 million in interest expense and $0.6 million in amortisation of debt discount in Entrepreneur Resorts.
Non-GAAP Financial Measure — Adjusted EBITDA:   We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.
We calculate Adjusted EBITDA as net profit / loss for the period plus income taxes and social contribution plus / minus net finance result plus depreciation and amortization plus / minus share-based compensation expenses.
The Pre-IPO Group had an Adjusted EBITDA of $1.18 million in 2019 compared to $0.2 million in 2018. The Adjusted EBITDA of $1.18 million in 2019 is based on a net loss of $1.31 million and adding back $0.1 million in tax expenses, $0.86 million in interest expenses, $1.36 million in depreciation and amortization and $0.17 million in stock based compensation. Our expenses in each of these areas has grown proportionally with the growth of the group.
Whilst we have registered a positive EBITDA in our historic financials, our management view is to maintain a balance between growth and sustainability and as such we are currently not seeking to maximize EBITDA.
Our adjusted EBITDA for the year ending December 31 2019 was $1.96 million, based on a net loss of $1.29 million and adding back $0.01m in tax expenses, $1.01m in interest expenses, $2.07 million in depreciation and amortization and $0.17 million in stock based compensation.
Cash and Cash Equivalents:   The Pre-IPO Group held $3.3 million in cash and cash equivalents in 2019 and $2.7 million in 2018 for the Pre-IPO Group. Our practice is to maintain positive cash balances in all companies and the growth in our cash is explained further in the Liquidity and Capital Resources section below.
Genius Group’s pro forma cash and cash equivalents in 2019 was $15.3 million after adjustments. This reflects management’s strategy of pursuing cash positive growth strategies to ensure a balance between growth and sustainability.
Current Assets:   The Pre-IPO Group’s current assets grew from $3.9 million in 2018 to $5.8 million in 2019. The largest current asset items in our Pre-IPO Group is our cash balance, followed by accounts receivable which grew from $0.6 million in 2018 to $1.3 million as a result of growth in annual membership and education program revenue and increased offering of payment plans for these program, and prepaid expenses which grew from $0.4 million in 2018 to $1.1 million in 2019 due mainly to pre-opening costs for a new venue under Entrepreneur Resorts. Our group is largely a positive cash generating business with payments made at the time of enrolment and often in advance. The exception to this is our annual memberships and education programs, where payment is made in instalments. This is reflected below in our deferred revenue.
Genius Group’s pro forma total current assets in 2019 was $25.7 million after adjustments, giving a Current Ratio of 2.1.

Non Current Assets:   The Pre-IPO Group’s non-current assets grew from $13.4 million in 2018 to $25.7 million in 2019. The increase in our non-current assets is as a result of the acquisition of Entrepreneurs Institute in 2019 for $8 million in 2019, and the adoption of IFRS 16, which capitalized the existing long term leases for Tau Game Lodge and Matla Game Lodge at $2.2 million.
Genius Group’s pro forma total non-current assets in 2019 was $71.3 million after adjustments. These non-current assets are largely the result of the intangible assets and goodwill related to the acquisition of Entrepreneur Resorts, which occurred in 2020, and the IPO Acquisitions. Management has made estimates regarding the purchase price allocations for these IPO Acquisitions.
Current Liabilities:   The Pre-IPO Group’s current liabilities grew from $4.2 million in 2018 to $6.2 million in 2019. The largest items in our current liabilities was our deferred revenue, which grew from $2.4 million in 2018 to $3.2 million in 2019, followed by accrued expenses which grew from $1.2 million in 2018 to $1.5 million in 2019. Deferred revenue relates to annual memberships and education programs, and the increase reflects the growth in sales for these revenue streams. The increase in Accrued Expenses and Other Current Liabilities was largely caused by pre-opening activity for a new venue under Entrepreneur Resorts. There was also an increase of $0.5 million in the current portion of operating lease liabilities following the launch of Genius Central Singapore and the adoption of IFRS 16 which capitalised the existing long-term leases for Tau Game Lodge and Matla Game Lodge.
Genius Group’s pro forma total current liabilities in 2019 was $12.3 million after adjustments, with deferred revenue at $5.5 million and accrued expenses at $3.9 million. Two of the four IPO Acquisitions, UAV and PIN, have a similar proportion of annual education programs to the Pre-IPO Group.
Non Current Liabilities:   The Pre-IPO Group’s non current liabilities grew from $1.9 million in 2018 to $6.6 million in 2019. The increase was largely the result of $1.9 million in convertible debt obligations following a funding round, and $1.7 million in the non-current portion of operating lease liabilities following the launch of Genius Central Singapore and the adoption of IFRS 16 which capitalised the existing long-term leases for Tau Game Lodge and Matla Game Lodge.
Genius Group’s pro forma total non current liabilities in 2019 was $10 million after adjustments. The largest items in this amount were $3.1 million in deferred tax liability and $2.7 million in loans payable.
Shareholder’s Equity:   The Pre-IPO Group’s shareholder’s equity grew from $11.2 million in 2018 to $18.8 million in 2019. This growth in shareholder’s equity reflects management’s strategy of growing sustainably through acquisitions and organic growth.
Genius Group’s pro forma total shareholder’s equity in 2019 was $74.6 million after adjustments.
Liquidity and Capital Resources Combined
Consolidated Statement of Cash Flows Data:
	For the year ended December 31, (USD)
	2019	2018
Net Cash (Used In) Operating Activities	(1,439,077)	(257,647)
Net Cash Used in Investing Activities	(1,842,194)	(488,317)
Net Cash Provided By Financing Activities	4,130,059	977,018
As of December 31, 2019, we had cash and cash equivalents of $3.29 million maintained at various financial institutions. We have funded our operations primarily through cash flows from operations, and have raised capital for the purpose of business acquisitions and development of the technology platform.
We will repatriate cash from our subsidiaries by repayment of intercompany balances where in existence until exhausted, and otherwise by way of dividends. Any repatriation of cash in the form of a taxable payment, such as a dividend distribution, would generally be tax exempt in Singapore or otherwise taxable at the Singapore standard corporate tax rate, which is currently 17%.
Operating Activities
Operating activities used $1.44 million of cash in 2019. The cash flow from operating activities primarily came from $1.31 million of net loss after tax, adjusted for $0.3 million of non-cash items, less a deficiency in working capital of $0.43 million. Changes in our working capital were primarily due to an increase in accounts receivable of $0.56 million due to a deliberate decision to offer payment plans to more customers, and an increase in prepaid expenses and other current assets of $0.7 million including funding of pre-operating expenses for Genius Central in Singapore, offset by a $0.83 million increase in deferred revenue.
Operating activities used $0.26 million of cash in 2018. The cash flow from operating activities primarily came from $0.14 million of loss after tax, adjusted for $0.65 million of non-cash items, less increased working capital of $0.77 million. Changes in our working capital were primarily due to a decrease in accounts payable of $0.57 million and a decrease in accrued expenses and other current liabilities of $0.75 million, offset by a $0.37 million increase in deferred revenue.
Investing Activities
Our main capital investing activities historically have consisted of the acquisition of existing businesses, establishment of new businesses, and development cost of our technology education platform. We estimate that our ongoing capital requirements will be dictated by market opportunities for acquisition in the education and hospitality sectors, and the rate of development of the platform. Net cash used in investing activities was $1.84 million in 2019 compared to $0.49 million in 2018.
We capitalize a portion of the cost of technology platform development as an intangible asset prior to launch of features, and amortize those costs over the expected useful life of those platform features.
Financing Activities
Net cash provided by financing activities was $4.13 million in 2019 compared to $0.98 million in 2018.
Between January 1, 2019 and December 31, 2019 our company raised funds by way of $2.12 million convertible debt (net of issuance costs) and $2.6 million equity issuances. The convertible debt was issued for a term of 3 years at interest rates of 10% and 12%.
Dividends were paid of $0.18 million in 2018 and $0.15 million in 2019. During 2019 a reduction of $0.5 million was made on a deferred consideration facility related to the acquisition of Tau Game Lodge in 2017.
Liquidity Considerations
The accompanying combined consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. The Company’s ability to continue as a going concern for the foreseeable future involves significant judgment. As at December 31, 2019, the Company had a cash balance of $3.3 million. During the years ended December 31, 2019 and 2018, the Company incurred net losses of $1.3 million and $0.1 million respectively, used cash in operations of $0.2 million and $0.3 million respectively, and used cash for investing activities of $3.1 million and $0.5 million, respectively. As at December 31, 2020, the Company had a cash balance of $2.1 million.
Historically, the Company's primary source of funding has been through the issuance of debt and equity securities for cash, and the acquisition of complementary businesses to increase and expand the Company’s revenue streams. While we believe that this success will continue, there can be no assurance of continued

access to sources of significant equity or debt funding, or of the Company’s ability to successfully close on the acquisition of profitable or synergistic businesses. We expect to fund operating costs of the Company for the foreseeable future with cash on hand, with cash from operations, with cash raised in connection with offerings of our securities, and through our continued growth through acquisitions. If offerings and acquisition opportunities are not available or are not successful, management believes that it can shift its focus from aggressive growth through acquisitions (reducing related expenses and cash required for investments) to optimizing the profitability of and cash flow from its existing operations.
Credit Facility
On September 12, 2019, our wholly-owned subsidiary Entrepreneurs Institute entered into two working capital loans of $0.3 million with United Overseas Bank Limited, Singapore. The loan terms are three years and five years respectively, and the interest rates are 0.88% above the bank’s business board rate (8.0% at the time of entering into the loan) and 6.25% respectively. This is the only bank financing incurred by the Group.
Contractual Obligations
Our principal commitment consists of obligations under an operating lease held by Genius Central Singapore Pte Ltd. The following table sets forth our principal commitments as of December 31, 2019:
Off-Balance Sheet Arrangements
As of December 31, 2019, we did not have any off-balance sheet arrangements.
Critical Accounting Policies and Estimates
Basis of Presentation and Principles of Consolidation
Our combined consolidated financial statements include the accounts of Genius Group Ltd and all its subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of financial statements in conformity with IFRS requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, together with amounts disclosed in the related notes to the financial statements. Our significant estimates used in these financial statements include, but are not limited to accounts receivable reserves, the recovery of unbilled services, the recoverability and useful lives of long-lived assets, accrued liabilities and recognition of revenue, including measurements of progress using the percentage of completion method of accounting. Certain of the Company’s estimates could be affected by external conditions, including those unique to the Company and general economic conditions. It is reasonably possible that these external factors could have an effect on the Company’s estimates and may cause actual results to differ from those estimates.
Business Combinations
We record our acquisitions under the acquisition method of accounting, under which most of the assets acquired and liabilities assumed are initially recorded at their respective fair values and any excess purchase price is reflected as goodwill. We utilize management estimates and, in some instances, independent third-party valuation firms to assist in determining the fair values of assets acquired, liabilities assumed and contingent consideration, if any. Such estimates and valuations require us to make significant assumptions, including projections of future events and operating performance.
The fair value of customer relationships, trade names/trademarks, patents, licenses, brand, human capital, and intellectual property acquired in our business combinations are determined using various valuation methods, based on a number of significant assumptions.

Revenue Recognition
Revenue is recognized when the product is delivered or the service is completed without further obligation, or upon sale in the case of products or services for which the terms and conditions do not allow for cancellation or refund. Revenue in advance is recognized as a liability until the service obligation is fulfilled.
Cost of Sales
Cost of sales for our Edtech and education revenues consists primarily of commissions, marketing and faculty fees. Cost of sales for our venues consists primarily of food and beverage costs.
Accounts Receivable
Accounts receivable primarily consists of course fees, membership fees and venue bookings. Accounts receivable are presented net of allowance for doubtful accounts. The Group uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and based on factors listed in the following paragraph. If the financial conditions of our students and customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required.
Goodwill Impairment
We are required to assess our goodwill for impairment at least annually for each cash generating unit that carries goodwill. We may elect to first do a qualitative assessment to determine whether it is more likely than not that a reporting unit’s fair value is in excess of its carrying value. If the qualitative assessment concludes that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value, a quantitative assessment is performed. If the fair value is determined to be less than its carrying value, we record goodwill impairment equal to the amount by which the reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.
Intangible Assets Impairment
We evaluate the carrying amount of intangible assets, such as trade names and customer relationships, and other long-lived assets for impairment whenever indicators of impairment exist. We test these assets for recoverability by comparing the net carrying amount of the asset or asset group to the undiscounted net cash flows to be generated from the use and eventual disposition of that asset or asset group. If the assets are recoverable, an impairment loss does not exist, and no loss is recorded. If the carrying amounts of the assets are not recoverable, an impairment loss is recognized for any deficiency of the asset or asset group’s fair value compared to their carrying amount. Although we base cash flow forecasts on assumptions that are consistent with plans and estimates we use to manage our business, there is significant judgment in determining the cash flows attributable to these assets, including markets and market share, sales volumes and mix, and working capital changes.
Income Taxes
The Group meets its tax obligations as required in the various countries in which it operates. This will include the IPO Acquisition companies which will become wholly-owned subsidiaries of Genius Group Ltd. Deferred Tax Assets and Deferred Tax Liabilities are recognized as appropriate.
Recently Issued Accounting Pronouncements
Amendment to IAS 19 “Employee Benefits” Published in February 2018. The amendment requires that the entities use updated conjectures to determine the cost of the current service and the net interest for the rest of the period after an amendment, reduction or liquidation of the plan; and recognize in profits or losses as part of the cost of the past service, or a profit or loss in the liquidation, any reduction in a surplus, even if this surplus was not previously recognized because it did not exceed the upper threshold of the asset. This amendment became effective for the Company on January 1, 2019 and did not have a material effect on the Company’s financial statements.
Amendment to IAS 28 “Investments in Associates and Joint Ventures”. Published in October 2017. This amendment clarifies that companies should apply IFRS 9 to account for long-term interests in an associate or joint venture to which the equity method is not applied. The Board has published an example that illustrates how companies should apply the requirements of IFRS 9 and IAS 28 to long-term interests in an associate or joint venture. This amendment became effective for the Company on January 1, 2019 and did not have a material effect on the Company’s financial statements.
Amendment to IFRS 9 “Financial Instruments”. Published in October 2017. The amendment permits more assets to be measured at amortized cost than under the previous version of IFRS 9, in particular some prepayable financial assets with negative compensation. The assets affected, which include some loans and debt securities, would otherwise have been measured at fair value through profit and loss (FVTPL). For them to qualify for amortized cost measurement, the negative compensation must be "reasonable compensation for early termination of the contract.” . This amendment became effective for the Company on January 1, 2019 and did not have a material effect on the Company’s financial statements.
Amendment to IFRS 3 “Business Combinations” Published in December 2017. The amendment clarifies that gaining control of a company that is a joint venture is a business combination that is achieved in stages. The acquiring party must remeasure previously held interests in that business at fair value at the date of acquisition. This amendment became effective for the Company on January 1, 2019 and did not have a material effect on the Company’s financial statements.
Amendment to IFRS 11 “Joint Arrangements”. Published in December 2017. The amendment clarifies that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business. This amendment became effective for the Company on January 1, 2019 and did not have a material effect on the Company’s financial statements.
Amendment to IAS 12 “Income Tax” Published in December 2017. This amendment clarifies that the income tax consequences of dividends on financial instruments classified as equity should be recognized when the past transactions or events that generated distributable profits were originally recognized. This amendment became effective for the Company on January 1, 2019 and did not have a material effect on the Company’s financial statements.
Amendment to IAS 23 “Borrowing Costs”. Published in December 2017. This amendment clarifies that the borrowing costs of specific borrowings that remain outstanding after the related qualifying asset is ready for intended use or for sale will be considered as part of the general borrowing costs of the entity. This amendment became effective for the Company on January 1, 2019 and did not have a material effect on the Company’s financial statements.
IFRS 16 “Leases” — Published in January 2016, it establishes the principle for recognizing, measuring, presenting and disclosing leases. IFRS 16 replaces IAS 17 and introduces a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases with a lease term of more than 12 months unless the underlying asset has a low value. IFRS 16 was implemented by the Company on a prospective basis using the simplified approach. Prior periods have not been restated. As the result of implementing IFRS 16, the Company recorded right-of-use assets and lease liabilities in the aggregate amount of $992,410 and $992,410, respectively. Additionally, the company recorded new right-of-use assets and lease liabilities in 2019 in the amount of $1,436,724 and $1,436,724 respectively. During the year ended December 31, 2019, the Company recorded $122,190 of interest expense in connection with lease liabilities and recorded depreciation of right of use assets in the amount of $235,061. See Note 9 — Right of Use Asset and Lease Liability.
Quantitative and Qualitative Disclosures About Market Risk
Market risk
We have no derivative financial instruments or derivative commodity instruments. We invest cash in excess of current operating requirements in short term certificates of deposit and money market instruments.

Foreign currency risk
The Company is exposed to foreign currency risk as a result of certain transactions and borrowings which are denominated in foreign currencies. Exchange rate exposures are managed within approved policy parameters utilizing foreign forward exchange contracts where necessary. The foreign currencies in which the Company deals primarily are U.S. Dollars, Singapore Dollars, Indonesian Rupiah and South African Rands. With the addition of the IPO Acquisition companies to the Group, the currencies will include British pounds and New Zealand dollars.
Interest rate risk
Fluctuations in interest rates impact on the value of investments and financing activities, giving rise to interest rate risk. The debt of the Company is comprised of different instruments, which bear interest at either fixed or floating interest rates. The ratio of fixed and floating rate instruments in the loan portfolio is monitored and managed. All of our notes payable and capital lease obligations are fixed rate instruments and are not subject to fluctuations in interest rates. Interest rates on all borrowings compare favorably with those rates available in the market.
The Company policy with regards to financial assets, is to invest cash at floating rates of interest and to maintain cash reserves in short-term investments in order to maintain liquidity, while also achieving a satisfactory return for shareholders.
Business Impact of the COVID-19 Pandemic
Management is continually monitoring the global outbreak and spread of the novel strain of coronavirus (“COVID-19”). From the early stages of the pandemic, steps were taken to minimize both the health risks to team, partners and customers, and the financial impact. This included modifying work environments, eliminating non-essential travel, and accelerating the development and offering of online products.
The impact of COVID-19 has varied across the different arms of the business. Live events and training programs have been non-operational since mid-March 2020. These have been replaced with online events and training, which have attracted greater numbers of participants than in-person events previously did. Team members were redeployed, and as most previously worked from home minimal adaptation of working environments was required. The pandemic created increased demand from entrepreneurs needing to pivot their businesses, and from employees who no longer held a job and sought to start a business. We believe that entrepreneur education will prove highly sought after as the pandemic eases and beyond.
Development work on the technology platform has continued, with most of the team having already been working remotely. The platform has experienced significant growth in member numbers and in partners using it as a channel to offer products and services.
Resorts and hospitality venues were required by government directives to close, for varying periods of time depending on location. During the periods of closure, hibernation costs were minimized, and government and landlord support was obtained. At some properties, closure created opportunities for maintenance and renovation activities, as well as staff training. The resorts and hospitality group carried strong cash balances at the start of the pandemic which carried losses due to closure. All properties and venues have re-opened and are experiencing steady revenue increases as restrictions ease.
The IPO Acquisition companies were all impacted by COVID-19 shutdowns to some degree, with each having at least an element of location-based or in-person activity central to the business model. Each business has taken the opportunity to refine it product offerings and introduce digital and online products where appropriate.
The COVID-19 pandemic remains a rapidly evolving situation and management does not yet know the full extent of its potential impact on business operations. We will carry on closely monitoring the effects of the pandemic. Management expects to continue to take actions as may be required or recommended by government authorities, and is planning around an expectation that international travel may be heavily restricted until at least mid-2021. For additional information on risks posed by the COVID-19 pandemic, refer to the section titled “Risk Factors” included elsewhere in this prospectus.

BUSINESS
Our Company
We are a world leading entrepreneur education group, with approximately 1.4 million students in 200 countries, ranging from ages 0 to 100, and an annual growth rate of over 50% year-on-year since we launched in 2015. Our mission is to disrupt the current education model with a curriculum that teaches students how to “create a job” as an entrepreneur as much as how to “get a job” as an employee. Our entrepreneur education system is being delivered virtually and in-person, locally and globally via our Singapore Edtech platform company, GeniusU Pte Ltd, through microschools, camps, schools, colleges, universities and corporate training. Our 2,000+ faculty members, 7,000+ partners and community are global with an average of 50,000 new community members (someone who visits our free courses, training, pages and videos or who follows us on social media) and 4,000 new students joining our GeniusU platform each week in 2020). Our courses are delivered online and in-person in multiple languages, including English, Chinese, Japanese, Thai, Spanish, French, Polish and Czech. City Leaders, who are our partners that host events each month in their city and use all our tools to attract new students, conduct our events (physically or virtually) in over 40 cities and over 2,000 faculty members operate their microschools using our online tools.
We believe one of the industries most in need of disruption and upgrading is the global education and training industry, forecast by the education market intelligence firm, HolonIQ to grow to $10 trillion in size by 2030. The 2020 World Economic Forum “Schools of the Future” report highlights the urgent need for a more relevant curriculum to prepare students and adults for the future. We believe that the COVID-19 crisis has put an additional spotlight on the urgent need for an updated education system that is both high-tech and high-touch, and that trains students how to “create a job” as an entrepreneur as much as training them on how to “get a job” as an employee. We believe that our last five years of growth and track record has established us as a leader in delivering such a system.
We are following a fifteen-year growth plan that aligns with the fifteen-year plan set by the United Nations from 2015 to 2030 to achieve the 17 United Nations Sustainable Development Goals (“SDGs”). In phase one, from 2015 to 2020, our goal was to achieve a critical mass of entrepreneurs using our entrepreneur education tools and proving our business model in countries around the world. We believe we have achieved this first milestone successfully and are well positioned for phase two. In phase two, from 2020 to 2025, our goal is to integrate our education tools into the existing education system through licenses, partnerships and acquisitions, with our entrepreneur education programs and Edtech platform becoming the programs and platform of choice by schools, colleges, universities and companies in our target markets. In phase three, from 2025 to 2030, our goal is to have developed a full curriculum accredited and receiving funding from government bodies in the U.S., the U.K., Europe, Asia and Australasia and seen as a viable alternative by students, parents, partner schools and companies around the world to the existing education options.
We have built our global group of entrepreneur education companies through organic growth and acquisitions, adding value to each company through GeniusU, which we are developing to provide artificial intelligence (“AI”)-driven personal recommendations and guidance for each student. Genius Group Ltd grew to $29 million in revenues and total group net loss of $1.0 million in 2019. Our growth has been internally funded from our entrepreneur community to date through over 500 shareholders who have collectively invested approximately $10 million in Genius Group Ltd over the last six years.
GeniusU is wholly owned by Genius Group Ltd, and provides each of our students with a personalized learning path at every stage of their education. Our system begins by identifying the preferences and level of each student, guided by a series of tests including the Genius Test which identifies their key talents, the Passion Test which identifies their top passions, and the Purpose Test which aligns their driving purpose with the 17 United Nations SDGs. Each student can connect with other students, Mentors and faculty based on their talents, passions and driving purpose, and the results of these tests appear on their profile together with their learning progress.

Our Clients

Companies that are already using the Genius Group entrepreneur curriculum include many of the largest companies in the world, including **Google, Microsoft & IBM**

Students and Mentors (who are also faculty members) then progress through challenge-based microschools, with credits and points earned with Genie GEMs and Genius Coin. Generally, the 0 to 5 year old students learn their natural way to learn and play, the 6 to 12 year old students build their life leadership and entrepreneurial skills, the 13 to 21 year old students learn how to start their business, join our global mentorship program with a small business or learn key vocational skills in our camps and competitions, and the over 21 year old students take our courses and receive mentorship for every level of business from startup to large corporations seeking an entrepreneurial edge. Our training products and tools are used by leading companies such as Google, IBM and Microsoft.
GeniusU includes personal profiles for students to present themselves, dashboards to measure progress, their learning and earning metrics, communication circles to connect with other students and Mentors, and a full range of learning modalities to suit each student, from microcourses, microschools and microdegrees, to certifications, undergraduate degrees and graduate degrees. These are delivered by a combination of global and local faculty, and the curriculum is constantly upgraded through a ranking system that brings the best to the top.
We believe that our students are self-directed and avid self-assessors and continually grow their self-awareness through additional assessments designed and delivered by our faculty. These include the Talent Dynamics and Wealth Dynamics tests which identify the type of leader and entrepreneur they are and the ideal business models and role models to learn from that suit their strengths and weaknesses. They also include the Impact Test which identifies which of the nine levels of expertise and enterprise they are currently at and the most relevant learning steps and Mentors to support them at their stage of growth.
Our Edtech platform enables a student to learn through every stage of their development. We believe learning and discovery is a critical lifelong activity and we have acquired companies that are leading the way in 21st century entrepreneur education at each stage of life that then can integrate and align into a full lifelong curriculum.
Our strategy of acquiring companies and then adding value to them has enabled us to maintain 50%+ year on year growth in terms of shareholder value, while operating profitably as a group. We plan to continue with this strategy, which has proven highly effective to date.

Our Mission
Our mission is to develop an entrepreneur education system that prepares students for the 21st century. We believe that the current global education system is in need of a more relevant, upgraded, student-centered curriculum that is both high-tech and high-touch. We believe that such a curriculum can be a force for good. As Nelson Mandela said, “Education is the most powerful weapon which you can use to change the world.”
GeniusU Pte Ltd is a member of the United Nations Global Compact. In 2016, the United Nations set the measures for the new SDGs. The Purpose Test, launched on GeniusU, enables entrepreneurs to align their enterprise with their primary goal, connect with others aligned to their purpose and have an impact in the world. Today, we believe that it is the entrepreneurs of the world who have the greatest power to trigger change. We see Genius Group as the global community where the entrepreneur movement meets.
For students who may struggle with the current test-focused, classroom-based, one-size-fits-all system most common in current schooling, our mission is to provide the option of a personalized, passion-focused, purpose-based, flexible system that enables them to design a life that enables them to ignite their own genius, and where earning and learning become a lifelong activity.
For parents who we believe feel trapped in a system where they are limited in flexibility of location, teachers, subjects and standards, our mission is to provide a truly global system that can be accessed online, anytime, with their choice of location, teachers, Mentors, subjects and pathways that best suit their children, their family and their personal circumstances, while connecting to the recognized accreditations for their children to succeed.
For teachers who we believe feel underappreciated and underpaid, our mission is to provide a global platform that recognizes and rewards thought leaders for the best content, courses, microschools and microdegrees, enabling the best coursework to grow globally.
For schools and colleges that are under-resourced and struggle to keep up with the increasing demands of changing global economics and an uncertain future of work, our mission is to provide a cutting-edge curriculum to enable them to prepare their students effectively to get jobs and create jobs as well as learn key life skills in partnership with our global community.
For companies that have a challenge in finding students that have the adequate leadership and technical skills to be employable, our mission is to provide company-sponsored programs that ensure a ready stream of employable students and leaders, operating globally and constantly upgraded to the needs of the times.
For governments that are under pressure to deliver an effective education with employable students with various limitations on how rapidly they can innovate within the existing system, especially given the current state of the education system due to the COVID-19 pandemic, our mission is to provide a viable alternative to the current system in partnership with the leading education institutions, business leaders and organizations seeking to solve the same issues.
Our History and Corporate Structure
The origins of Genius Group began in 2002 when Singapore-based entrepreneur, Roger James Hamilton created the Wealth Dynamics system as a personality profiling tool for entrepreneurs to discover their strengths and weaknesses, and build an entrepreneurial team. Over the next decade the popularity of the tool led to Roger growing Wealth Dynamics into a global company with country licenses around the world and a community of over 250,000 entrepreneurs by 2012.
Through the global financial crisis that commenced in 2008 it became clear to Roger Hamilton, our Chief Executive Officer, and the senior management team of Wealth Dynamics that the number of entrepreneurs and small business owners around the world was growing dramatically and in need of a training system to reduce the number of business failures. According to data from the U.S. Bureau of Labor Statistics, about

20% of U.S. small businesses fail within the first year. By the end of their fifth year, roughly 50% have faltered. After 10 years, only around a third of businesses have survived.
From 2012 to 2015, Genius Group developed a number of initiatives under the Entrepreneurs Institute brand. This included the Global Entrepreneur Summit and Entrepreneur Fast Track Event series, which we believe is now the largest entrepreneur seminar series hosted in 18 countries annually. It also included Talent Dynamics, a corporate version of Wealth Dynamics used by large multinationals, and a full entrepreneur system to grow from startup to the first million dollars in revenue called “The Millionaire Masterplan” which became a New York Times Bestselling book in 2014.
During this period, Roger Hamilton also became the founding Chairman of the Green School in Bali. The Green School attracted global attention as a new model of schooling with its environmental and student-centered approach to learning. It won the inaugural “Greenest School in the World” award from the Center for Green Schools at the U.S. Green Building Council, and became a global case study for new models of schooling. It is used as the first example of 21st century schooling in the World Economic Forum’s 2020 white paper on The Future of Schools. The need for an education revolution based on a global, scalable high-tech, high-touch model led to the launch of GeniusU as an Edtech solution in 2015.
From 2015 to 2017, GeniusU grew rapidly from 313,000 students in the first year to 736,000 students by the third year. During this time, Entrepreneurs Institute had continued to grow and a third company under Roger Hamilton’s majority ownership, Entrepreneur Resorts Limited, had been established to expand on the successful and profitable model of providing entrepreneur retreats and co-working spaces in paradise. In August 2017, Entrepreneur Resorts consummated its initial public offering on the Seychelles TropX stock exchange, now the MERJ stock exchange, raising $3 million and acquiring Tau Game Lodge, a South African Safari Lodge to add to Entrepreneur Resorts’ property portfolio. The portfolio at that time also included Vision Villas, a Bali-based entrepreneur resort and Genius Cafe, a Bali-based entrepreneur beach club.
From 2018 to 2020, all three companies grew rapidly and profitably and raised capital internally from investors within our entrepreneur community. In 2019, GeniusU reached 1.2 million students. It restructured into Genius Group Ltd as a Singapore-based public limited company in order to grow via investment and acquisitions, with GeniusU continuing as a wholly owned Edtech subsidiary. It assembled a board that included the experienced entrepreneurs in tech growth and initial public offerings in South East Asia, and in August 2019, Entrepreneurs Institute was acquired by Genius Group Ltd for $8 million.
In 2020, Genius Group has continued with a string of acquisitions to strengthen its entrepreneur education offerings, and despite the COVID-19 pandemic, the Group has seen strong online growth and overall group growth in both revenues and profits. In July 2020, Genius Group Ltd acquired Entrepreneur Resorts for $32 million, with the existing shareholders exchanging their shares in Entrepreneur Resorts for shares in Genius Group Ltd. While Entrepreneur Resorts is still a public listed company on the Seychelles MERJ stock exchange, it is 98% owned by Genius Group Ltd.

Genius Group Structure 2021
Genius Group owns a group of companies that have been built or acquired to serve the Entrepreneur Movement
GeniusGroup
A Singapore public holding company
pin
Antelope Valley
Seychelles public listed company owning locations
Singapore education company with global network
UK based property education company with 50 locations
NZ based early learning education co
SA based primary and secondary vocational college
California based US accredited university
geniusU
Our global edtech platform
Global Sponsors
Country Partners
City Leaders
Event Partners
Mentors & Faculty
Genius Partners
Product Partners
Genius Group includes a global network of over 7,500 partners, faculty & content partners

Genius Group Ltd entered into agreements to acquire Education Angels for approximately $2 million, E-Square for approximately $0.667 million, Property Investors Network for approximately $4.5 million in November 2020 and University of Antelope Valley for $30 million in December 2020, with all such acquisitions expected to close upon consummation of this initial public offering. The companies will be acquired in exchange for ordinary shares of Genius Group Ltd, with a portion to be paid in cash in a number of the acquisitions.
Most of the current companies in the Group and their founders have been through our education and mentoring programs, some from startup. All of them were multi-million dollar education companies prior to their acquisition.
We believe that each is run by passionate entrepreneurs who are now part of our Group, aligned to our common purpose:
Genius Group Ltd is the holding company that is applying to be listed on the []. It is currently a Singapore public limited company that following the various acquisitions and funding rounds has over 500 shareholders most of whom began as part of our global entrepreneur community.
GeniusU Pte Ltd is the Edtech company within Genius Group. The original company operating under the name GeniusU Pte Ltd was renamed Genius Group Ltd in July 2019 in order to focus on the current acquisition growth strategy. A new wholly owned subsidiary named GeniusU Pte Ltd was then incorporated in August 2019 to which all Genius Group Ltd’s Edtech platform, assets and operations were transferred. As a result, the current GeniusU Pte Ltdprovides the AI personalized learning and global community to the rest of the Group. The scale and deeptech developments within GeniusU are what we believe give Genius Group its competitive edge, as each student and faculty member is able to use the tools on GeniusU to design their own personalized path.
Entrepreneurs Institute is a Singapore-based company that owns what we believe is the leading set of entrepreneur education tools, for startups to high-growth companies. Entrepreneurs Institute was the original launch pad for what is now Genius Group, and is now wholly owned by Genius Group Ltd. It includes all the tests and education programs developed over the past 30 years by Roger James Hamilton, our Chief Executive Officer, and used by many of the leading fast-growth high-tech companies in the world, including Google, IBM and Microsoft.

The growing community within Entrepreneurs Institute has provided a test bed for GeniusU to grow and to now attract other educators to follow a similar model for global expansion. Many entrepreneurs within the community have gone from startup to high-growth, initial public offering, and exit over the last 20 years, and they are now supporting the creation of the Genius Group curriculum for their own children.
Following the acquisition of Entrepreneurs Institute, all products have been converted to digital offerings on GeniusU, and all revenues and costs of Entrepreneurs Institute have subsequently been absorbed into GeniusU Pte Ltd.
Entrepreneur Resorts is a Seychelles publicly traded company (MERJ: ERL) that we believe is the world’s leading group of resorts, retreats and co-working cafes for entrepreneurs and prior to acquisition operated as a sister company to Genius Group Ltd and Entrepreneurs Institute. Entrepreneur Resorts was acquired by Genius Group Ltd in July 2020 for $32 million. The company owns entrepreneur resorts in Bali, South Africa and Czech Republic which run entrepreneur retreats and workshops. It also owns a Genius Café, an entrepreneur beach club in Bali, and a Genius Central entrepreneur co-working hub in Singapore. It plans to expand with a license model to other locations around the world. Entrepreneur Resorts is in the process of rebranding as Genius Resorts.
Education Angels is a New Zealand-based home childcare and education company. The company has a model to train childcare professionals as educators for children from 0-5 years old, developing 21st century play and discovery skills as the first step in the Genius School curriculum. In New Zealand, 50% of students’ costs for the curriculum are government funded. We plan to expand this model globally.
E-Square, which we believe is South Africa’s leading entrepreneur education campus, provides a full range of programs from pre-primary through primary school, secondary school and vocational college. Founded 25 years ago, it has seen 35,000 students graduate from the campus. E-Square training programs are government funded, corporate sponsored, and give Genius Group a model and course content to expand globally.
Property Investors Network (PIN) is a U.K.-based company that provides investment education through its fifty city chapters and monthly events in England, held both virtually and in-person. We believe that it is the largest property investor network in England. The company has a city model that Genius Group plans to expand globally, giving students the option to study virtually, via microschools, in city pods or on campus.
University of Antelope Valley (UAV) is a U.S.-based university accredited by the Western Association of Schools and Colleges (WASC), based on a 10-acre campus in Lancaster, California. It offers career-focused on-campus and online programs at the Master’s, Bachelor’s and Associate degree level, as well as certificate and continuing education programs in high-demand sectors including business, hospitality, education, engineering, healthcare, EMS, nursing, sports management, psychology and criminal justice. We expect that upon the closing of this acquisition, we will expand both the online university globally and the campus of UAV in Lancaster to be the innovation lab for our curriculum.

Current companies and acquisitions

GeniusGroup

Genius Group is the holding company that is acquiring other companies in the group. This is the company being listed on NYSE

geniusU

GeniusU delivers digital assets and a global community that benefits all students in our group of companies.

ENTREPRENEURS INSTITUTE

Entrepreneurs Institute owns the leading set of entrepreneur education tools, for startups to high growth companies

ENTREPRENEUR RESORTS

Entrepreneurs Resorts is the world's leading group of resorts, retreats and coworking cafes for entrepreneurs

EDUCATION ANGELS IN HOME CHILDCARE

E-SQUARE EDUCATION Established in 1994

UNIVERSITY OF Antelope Valley

pin property investors network

In summary, the companies within the Group consist of Genius Group Ltd, a Singapore public limited company, which in turn owns or (upon the closing of the IPO Acquisitions) will own:
➢
100% ownership in GeniusU Pte Ltd, a Singapore private limited company;

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100% ownership in Entrepreneurs Institute, a Singapore private limited company;

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98% ownership in Entrepreneur Resorts, a Seychelles public listed company, which in turn owns five companies: Entrepreneur Resorts (Singapore); Genius Central Singapore, Vision Villa Resorts (Indonesia); Tau Game Lodge (South Africa); and Matla Game Lodge (South Africa);

➢
100% ownership in Education Angels, a New Zealand private limited company;

➢
100% ownership in E-Square, a South African private limited company;

➢
100% ownership in Property Investors Network, a U.K. private limited company; and

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100% ownership in University of Antelope Valley, a California corporation

As we acquire future businesses, they will be acquired either by Genius Group Ltd or under one of the Group companies based on which provides the most effective strategic fit.
Our Genius Curriculum
Our curriculum is being created in direct response to the challenges in the current education system. We began by making our curriculum an addition to the existing education system. We are now developing a life-long curriculum to provide a full, government accredited entrepreneurial alternative to the current systems offered from primary school and secondary school through to university, ongoing vocational training and entrepreneurial training.
We believe that the problem that we are solving is that individuals from students to employees to freelancers to startup founders want to learn how to be entrepreneurial and “create a job” instead of needing to “get a job.” We believe that the current education system and online courses do not provide any recognized curriculum that can be relied upon.

This problem has been highlighted in the recent World Economic Forum white paper, on the need for a 21st century Education system. They published the report in January 2020, just months before the COVID-19 pandemic began.
In the report the World Economic Forum identified eight critical characteristics in learning content and experiences that define high-quality learning in the Fourth Industrial Revolution: “Education 4.0”.
These are the same eight pillars that define our entrepreneur education curriculum:
1.
Global citizenship skills: Include content that focuses on building awareness about the wider world, sustainability and playing an active role in the global community.

2.
Innovation and creativity skills: Include content that fosters skills required for innovation, including complex problem-solving, analytical thinking, creativity and systems analysis.

3.
Technology skills: Include content that is based on developing digital skills, including programming, digital responsibility and the use of technology.

4.
Interpersonal skills: Include content that focuses on interpersonal emotional intelligence, including empathy, cooperation, negotiation, leadership and social awareness.

5.
Personalized and self-paced learning: Move from a system where learning is standardized, to one based on the diverse individual needs of each learner, and flexible enough to enable each learner to progress at their own pace.

6.
Accessible and inclusive learning: Move from a system where learning is confined to those with access to school buildings to one in which everyone has access to learning and is therefore inclusive.

7.
Problem-based and collaborative learning: Move from process-based to project- and problem-based content delivery, requiring peer collaboration and more closely mirroring the future of work.

8.
Lifelong and student-driven learning: Move from a system where learning and skills decrease over one’s lifespan to one where everyone continuously improves on existing skills and acquires new ones based on their individual needs.

The first example that the World Economic Forum report gave of a school that is practicing these eight characteristics is the Green School in Bali. This is the school where Roger James Hamilton, Founder and Chief Executive Officer of Genius Group Ltd, served as the founding Chairman of the Board for two years and oversaw the creation of the Green School curriculum. Genius Group is the evolution of this early work, and the Genius School curriculum has grown into the following critical differentiating components:
Genius School vs Traditional School
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Student-based and Personalized vs Classroom-based and Standardized;

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21st Century Leadership Skills vs Teaching to the Test;

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Collaborative vs Competitive;

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Challenge-based vs Course-based;

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Accelerated learning vs Rote learning;

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Global and flexible vs Local;

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Tech-based vs Textbook-based; and

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Multiple Mentors per challenge vs One teacher per class.

Genius Group delivers a full entrepreneur education system which we believe has already proven to be in high demand, with over 1.4 million students across 20,345 cities already using the curriculum in camps, events, accelerators, schools and companies. The curriculum is being used by leading companies and schools around the world. The campuses range from schools to colleges, resorts and co-working offices. The calendar includes over 500 local, online events and microdegrees on our Edtech platform, GeniusU.
A critical part of our curriculum is the way it is designed to ignite the genius of each student by being personalized to their unique talents, passions and purpose. GeniusU takes the metaphor further with the use of an AI-powered “Genie” which we are developing to be a personal mentor to each student on the GeniusU platform, guiding them to the courses, Mentors and opportunities best suited to their personal path.
The Genius Group curriculum includes both a core curriculum and accredited curriculum, ranging from school camps and programs through to entrepreneur accelerators, events and online courses. We believe that our intellectual property includes some of the most popular entrepreneur tools in the world. The curriculum is delivered locally via our 2,000+ City Leaders and faculty in cities around the world, in our campuses, centers and resorts as well as online via our Edtech platform, GeniusU.
Our Courses, Products and Services
Our courses, products and services form a full entrepreneur education curriculum together with a full suite of tools for students to learn and for faculty to earn.

geniusU
GENIUS RESORTS
GENIUS INSTITUTE
HEALTH DYNAMICS
pin
property investors network
GENIUS SCHOOL
QUANTUM LEARNING NETWORK
E-SQUARE EDUCATION
Established in 1994
EDUCATION ANGELS
IN HOME CHILDCARE
TWO
ONE
K
PRE-K
Prep
0-7
EIGHT
SEVEN
SIX
FIVE
FOUR
THREE
Primary
6-14
TWELVE
ELEVEN
TEN
NINE
Secondary
12-18
SENIOR
JUNIOR
SOPHOMORE
FRESHMAN
Apprentice
16-22
ULTRAVIOLET
VIOLET
INDIGO
BLUE
GREEN
YELLOW
ORANGE
RED
INFRARED
Entrepreneur
16-80
ELDER
MASTER TRAINER
TRAINER
FACILITATOR
CONSULTANT
COACH
Mentor
18-100+

PREP — 0 to 5 years old
Our early learning program begins from as young as 0 years old, with a highly successful model delivered by New Zealand-based Education Angels. In this model, parents hire certified home educators for their children ages 0-5 years old. 50% of the monthly charge is funded by the New Zealand government, and all home educators are trained in both child care and education, with children participating in group learning activities. The children learn through play, with a connection to the environment and citizenship. This home-based service is being expanded globally via our community of certified home educators who utilize the Mentor and microschool tools on GeniusU. This growth is being expanded in cities around the world with the support of our City Leaders.
PREP — 6 to 7 years old
Our early learning program continues at Kindergarten level with an extension of the Education Angels program providing parents with the option of home-based learning or tutor-based learning in their local city with our Certified Genius School Educators. Our Genius School program also delivers parent education microschools online and in person to provide parents with the skills to develop the personalized passions, values and talents of their children in their early years. Genius School programs are currently being delivered in numerous countries, including the U.S., the U.K., New Zealand, Australia, South Africa, Thailand, Indonesia, and the Czech Republic and our certified educators are opening new countries each month.
PRIMARY — 6 to 14 years old
Our current primary school programs range from entrepreneur microcamps and microschools sponsored by companies, hosted by schools and delivered by our faculty, through to full school programs. Primary school students have the options of joining a SuperCamp in partnership with our partners, Quantum Learning Network, hosted at universities throughout the world including Stanford University, to learn leadership and accelerated learning skills, joining a Genius Camp with their family at our safari lodge or in our Bali resort, or participating in our Young Entrepreneur Academy and create their own startup.
Our E-Square Primary Campus in Port Elizabeth, South Africa, is partnered with Microsoft as a licensed Microsoft Imagine Academy and is being developed as a primary school campus model that we are licensing to our global partners and City Leaders, beginning with South East Asia, the U.K. and the U.S. Our E-Square Campus is accredited with the South Africa Department of Education, and we are developing our curriculum to be accredited with the various governments in the countries in which we are launching our campuses. This is beginning online via our certified faculty, in partnership with local schools, and will expand through acquisition and accreditation.
SECONDARY — 12 to 18 years old
Our overlap in ages between the grades reflects the personalized student-centered education program we are developing, in which each student progresses through their chosen subjects at their own pace. Our microcamps and SuperCamps operate at Secondary School level in a similar model as primary school, with one- and two-week camps online and on campus. Our E-Square Campus model is also extended to full high school diploma at Grade 12. Our U.S. accredited university, the University of Antelope Valley, operates a high school, which we expect to combine with our E-Square campus model in the U.S. once the acquisition of the University of Antelope Valley is consummated.
The key skills that secondary school students learn through our camps and microschools are leadership skills, accelerated learning skills including literacy, memorization and speed-reading skills, entrepreneurial skills including product design, market testing and creating their pitch deck, and self-awareness through assessments and visioneering. Our GeniusU platform provides students with a series of free online assessments including the Purpose Test, Passion Test, Genius Test and Impact Test, which are utilized to create a learning pathway that is personalized to each student’s strengths and interests.
We are developing a full secondary curriculum leading to graduation through the U.K. and U.S. high school systems for launch in 2021 in partnership with accredited examination partners, delivered through the options of online learning, tutor-guided learning and blended learning with partnership schools and our E-Square Secondary School Campus. We are also developing our Genius Central Hub in Singapore into a City campus model that we will be licensing via our City Leaders and entrepreneur network around the world, beginning in the U.S., the U.K. and South East Asia.
APPRENTICE — 16 to 22 years old
We have developed a pathway for young people to transition smoothly to adulthood. At the center of this is the University of Antelope Valley in Lancaster, California. Situated on a 10-acre campus in the center of the city, the University provides career-focused on-ground and online programs at the Master’s, Bachelor’s and Associate Degree-level, as well as Certificate and Continuing Education Programs in the high-demand sectors of: healthcare, EMS, nursing, engineering, psychology, business, hospitality, education, criminal justice, and sports management. The university is WASC accredited to offer degrees on campus and online, and has Title IV certification to receive U.S. government financial aid together with U.S. Immigration and Customs Enforcement Student and Exchange Visitor Program (SEVP) certification to enroll international students.
Our plan is to extend the degrees offered by the university, with students who choose to achieve a higher-level certification being able to achieve this on-campus, online and via licensed tutor-guided microschools in their home country, while connecting and tracking their progress on our GeniusU platform. As such we will be the first Edtech company to be offering our own U.S.-accredited degree level programs online.
We will also be extending the facilities on campus at the university to include an innovations lab and startup accelerator to support the entrepreneurial initiatives of students and connect them with entrepreneurs to support and mentor them. Our Genius Apprentice Program connects young apprentice entrepreneurs around the world with entrepreneur sponsors who provide them with experience while they complete their studies.
Our plan is to develop our U.S. campus into a full onsite entrepreneur smart city that enables our full curriculum to be seen and experienced from prep through to adult learning, with students from our global network learning, connecting and launching startups on campus, with microschools and courses livestreamed on GeniusU, enabling virtual participation from our students around the world.
ENTREPRENEUR — 16 to 100+ years old
Our adult learning begins with free courses including microdegrees (our prerecorded courses) and masterclasses (our short one- to two-hour classes online and in-person). Students then may pay for live courses, including microschools, events and summits. Students also have access to a full store of training tools, mentoring sessions and services delivered by faculty. This includes the Wealth Dynamics Test and Talent Dynamics Test that collectively identify which of eight entrepreneur and leader profiles each student is most aligned with.
While students up to university graduation age progress through a series of grades and levels similar in name to the current Pre-K to 12 grades and four university grades, our adult learning is divided into nine levels that relate to the nine levels of entrepreneurship. This is a proprietary system called Impact Dynamics, owned by Genius Group Ltd, that has proven to be one of the greatest attractions to our entrepreneur students as it provides specific steps to take in order to move from one level to the next on their entrepreneur journey.
These levels are Infrared (In debt, seeking financial and leadership literacy), Red (Seeking a pathway to self-sufficiency), Orange (Capable of creating a job and delivering value to others), Yellow (Capable of attracting resources, a team and launching a startup), Green (Proficient at growing a high-performing team), Blue (Understanding how to attract and grow capital), Indigo (Able to lead and direct trust within a market), Violet (Trusted by others to lead societal change) and Ultraviolet (At a level to marshal global change).
The Mentors, microdegrees and microschools on GeniusU are designed to provide the learning and communities to support students at each of these levels, and as a result we are seeing students remain with us over many years as GeniusU can always provide them with a relevant next step to take and next person to connect to on their journey.
In addition to the microschools, Entrepreneurs Institute supplements the online programs of GeniusU with in-person training and events. The programs run by Entrepreneurs Institute include the annual one week Global Entrepreneur Festival (which in 2020 was attended by 20,000 entrepreneurs online over a five day entrepreneur challenge, a two day Global Entrepreneur Summit that included a preview of the Top 10 Trends in the coming Digital Decade, and a week-long series of workshops), the three day Impact Investor Retreat (which provides investors with the latest strategies and market insights), the one week Wealth Dynamics Masters Retreats (which enables business teams to plan out their coming year together, guided by Mentors), the one day Entrepreneur 5.0 Events (which gives an insight into the Japanese vision of the coming “Society 5.0” high-tech society and the future of jobs) and the one day Entrepreneur Fast Track Events (which provide an overview of the Genius curriculum and provides each participant with an assessment of their entrepreneur profile and entrepreneur level).
Entrepreneurs Institute also runs monthly evening events called Entrepreneur Socials hosted by City Leaders in cities around the world, which we believe provides the tools and templates for faculty to run their own in-person events and courses that add a high-touch, local element to the high-tech, global delivery on GeniusU. All the bookings and management of these various in-person events and programs, together with the pre-event and post-event activity, takes place on GeniusU.
Property Investors Network follows a similar model to Entrepreneurs Institute, and runs monthly evening events called PIN meetings hosted by PIN hosts in cities across the United Kingdom, specifically for property investors to share their knowledge, opportunities and listen to experienced investors who explain the details of their recent transactions. Both our entrepreneur and investor network have approximately fifty events per month, and we plan to grow this number as many of our students follow a natural path to become our partners and faculty.
In addition to the courses and products offered on GeniusU, the platform has three tiers of membership. Member level is free and gives access to the platform and community. Citizen level is a paid level which provides the student with additional learning dashboards, ability to earn credits and graduate, with student rates on all courses. Mentor level enables a student to become a part of the faculty and to create their own courses and products, with additional dashboards to track their students’ activities. More details on the Mentor level are provided below.
MENTOR — 18 to 100+ years old
We have found that a natural conclusion to the learning process is to want to pass the knowledge on to others. In the traditional education system this is challenging, as the academic system is directed towards research and graduate degrees, which can miss the opportunity for students to learn vital real-world experience from Mentors. We have grown 7,500 partners and 2,000 faculty through the natural path students have taken to rise to a Mentor level within our community. GeniusU Mentors have the ability to earn on the platform, either as a regional partner (as an event host, City Leader or country partner), or as a faculty member (as a Mentor, instructor or curriculum partner). Each of these positions come with an annual fee, a percent of revenue and certification courses to ensure our partner community and faculty reaches a level of proficiency within our network.
Mentors also receive ratings from their students, as do their microdegrees and microschools, ensuring that students are always learning from the faculty and courses that are most relevant and ensuring that the curriculum is always staying updated and relevant. While teachers in the traditional education system are limited by their class size, the impact they can have and the amount they can earn, our GeniusU platform and global community enables our best Mentors to reach a global audience and we have many examples of faculty and partners who have built multi-million dollar education businesses as a result of our system. This includes the majority of the acquisitions above.
In addition to the certifications provided to Mentors, GeniusU provides online accelerator programs that enable Mentors to train to deliver our Genius curriculum and our partners’ courses. GeniusU also provides mentoring programs for more experienced entrepreneurs and Genius Solutions, which provides services in agile leadership, digital marketing, remote sales, and cash flow strategies within companies.
ENTREPRENEUR RESORTS — All Ages
In addition to our college and university model, we have developed a series of location-based models that provide learning in environments very different from a traditional classroom or seminar room. Entrepreneur Resorts provide venues for our workshops and retreats, while also being a meeting place for our global community of students and entrepreneurs. All venues have a similar range of products and services, which include accommodation packages, our Genius Cafe menu of healthy food and drinks, and a full event schedule including accelerator programs and camps.

Our venues include: Vision Villa Resort, a 15-room spa resort in Bali; Tau Game Lodge, a 30 room safari lodge in South Africa; Matla Lodge, a 7-room high-end private lodge neighboring Tau; Genius Cafe, a beach club and cafe in Bali; and Genius Central, a cafe, bar and event space in Singapore. Each venue has catering, event and conference facilities.
ANNUAL CALENDAR AND EVENTS — All Ages
We believe that we are building a full life-long learning curriculum with 33 levels over 6 stages covering Prep, Primary, Secondary, Apprentice, Entrepreneur and Mentor. All of our courses and curriculum at each level follow an annual calendar with four quarters. Within each quarter we conduct a quarterly certification at each level with two monthly microschools per quarter together with practical application within projects and businesses.
As part of our curriculum, students earn learning credits called Genius Entrepreneur Merits (GEMs) throughout each quarter, and these go towards their diplomas. Students graduate from one level to the next by achieving the necessary academic and practical credits at each level. The GEMs they earn act as a digital credit which they can use to either purchase additional courses, products, mentoring or to retake the level they are on in the event they fail to pass it.
In addition to the microdegrees that students can take in their own time on the GeniusU platform, and the microschools we run each quarter, we also conduct specific events and conferences throughout the year. These include:
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The Global Entrepreneur Summit, attended annually online by over 20,000 entrepreneurs;

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The Wealth Dynamics Masters, conducted annually at both our Bali and South Africa resorts;

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Junior and Senior SuperCamps, taking place in July and August each year in partnership with schools and universities around the world including Stanford University, in partnership with our partners, SuperCamp and Quantum Learning Network;

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The Genius Partner Conference, conducted each October and attended by our partners around the world; and

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The Impact Investor Retreat, conducted each April at Tau, our South Africa Safari Lodge, attended by our investors.

Edtech Platform
Our GeniusU Edtech platform includes assessments algorithms which provide us with intelligent data on each student’s interests, entrepreneur level and social connections. While most AI is backward facing, focused on past habits, GeniusU’s AI is forward facing, based on where students want to go on their entrepreneur journey and the best steps to get there.
We have provided a full set of tools for teachers, trainers and Mentors. As a result, we see GeniusU as the “Amazon for Educators” — where every student and organization can find and purchase the mentoring, training, events and skills they need to succeed.
The platform supports what we believe to be the four key success drivers of the 21st century education company to support their curriculum and content: digital sales and marketing; community building; partner management; and payment automation.
GeniusU delivers each teacher a web store, events platform and microdegree learning platform to offer their entire product range in one place. Tailored to teachers and trainers, we give them the tools to run digital marketing campaigns and evergreen funnels into their online products, certifications, events and school programs. Teachers can benchmark their performance against others in the industry, and join our teacher community to learn the latest best practices.

It also gives them the ability to grow, manage and engage multiple communities around multiple microschools, courses and microdegrees, tapping into our ever-growing community of engaged students. Teachers can track their students’ activities and gain insight into how far each student has progressed with every step of their learning, enabling them to provide more relevant training and advice based on where they’re at.
Our Partner Management system takes care of all their partner management, from invitation to sign up to commission payments. In addition, each teacher has access to over 7,000 experienced and motivated Mentors and affiliates on GeniusU. We handle all payments, with teachers receiving cash and reports regularly. Our GeniusU and Salesforce dashboards allows each teacher and education company to track, measure and accurately predict future revenues and import direct to their own accounts system.
Our development road map for our Edtech Platform includes leveraging on the latest cutting-edge technology as it becomes available to ensure we maintain our first-mover advantage for entrepreneur education, including the developments within gasified learning, digital currency, artificial intelligence, virtual reality, augmented reality, instant translation and data intelligence.
Our Market
Overview
While historically the education and training market has been seen as separate markets, more recently they have been combined into one global education market. The entire pre-school, school, tertiary, adult education and corporate training market are one collective marketplace that is being disrupted by Edtech, new technologies and advances in the science and psychology of learning.
According to HolonIQ, the global education market is set to reach at least $10 trillion by 2030 as population growth in developing markets fuels a massive expansion and technology drives unprecedented re-skilling and up-skilling in developed economies. This is from the current market size of $2.5 trillion. It estimates that in the next decade the global education section will see an additional 350 million post-secondary graduates and nearly 800 million more K-12 graduates than today. We believe that Asia and Africa are the driving force behind the expansion. HolonIQ further states that the world will need to add 1.5 million teachers per year on average, approaching 100 million in total in order to keep pace with the unprecedented changes ahead in education around the world.
Alongside the growth of the education industry, Edtech companies are also growing rapidly. In 2019, a record $1.7 billion of funding was raised by Edtech companies in the U.S. alone. However, we believe that only few are focusing on creating a brand-new curriculum, and that none are focusing on creating a 21st century curriculum that is student-centered and entrepreneurial in the way that the above-referenced World Economic Forum white paper has articulated. We believe that most are providing courses delivering skills-based training or vocational training or serving as digital platforms for existing institutions and their existing curriculum — which simply means delivering an outdated education system faster and cheaper.
Market Trends
Company-Funded Education
We believe that company-funded education market is growing rapidly, with the growth of Edtech companies Guild Education and BetterUp, which receive corporate funding to up-skill employees with degrees, certifications and mentoring.
This goes beyond the traditional corporate training market towards partnerships with the education sector for employees to receive courses, mentoring, certifications and degrees that are delivered online and during office hours. In the first half of 2020, companies including Go1, eLearning Brothers and Degreed all experienced significant growth in this market.

As the unemployment crisis, skills gap, student debt crisis, and the number of unemployed school leavers and graduates continues to grow, this trend of companies paying for a more effective education system to up-skill their workforce and prospective recruits will continue to grow.
Self-Funded Entrepreneur Education
We believe that the education market has traditionally led to one of two pathways. Either to further academia or to potential employment. Education does not prepare students for the increasingly viable third option, starting a business. According to McKinsey, 20-30% of the U.S. and EU workforce is already involved in the gig economy — where they are self-employed or outside of traditional employment. That already accounts for 165 million workers in the U.S. and EU alone.
Based on the gig economy continuing to grow at current rates, MBO reports that more than 50% of the U.S. workforce will be in the gig economy by 2023. Every worker that chooses to find ways to generate their own income is seeking education on the best strategies to achieve this.
We believe that self-funded lifelong education has become a significant growth sector in the midst of the COVID-19 pandemic, with Edtech market leaders Coursera, Masterclass and Udemy targeting this market. All three platforms provide online skills-based courses, certifications and in Coursera’s case up to undergraduate degree level.
This second trend, like the first, represent a major growth in adult education. It is through these first two trends that Genius Group has achieved the growth rate that it has as the first phase of our growth strategy. However, we have taken a blended approach to Edtech to earn a larger part of the education market than pure Edtech companies can. According to Holon IQ, Edtech is growing at 16.3% annually and will grow 2.5x from 2019 to 2025, reaching $404 billion in total global expenditure. Impressive as the growth is, Edtech and digital expenditure will still only make up 5.2% of the $7.3 trillion global education market in 2025.
Licensed Certifications
A third fast-growing trend is the growth in licensed certifications and degrees in partnership with the leading institutions and universities. We believe that most of the traditional colleges and universities are aware that their business model is being disrupted. However, most do not have the leadership or technology to compete with the fast-growth Edtech companies that are disrupting their industry. As a result, most are willing to enter into partnerships to have their existing certifications delivered online on a licensed basis.
This Online Program Management model (OPM) is growing into a $7.7 billion market by 2025. As explained by HolonIQ in their February 2019 report “The Anatomy of an OPM and a $7.7B Market in 2025”: “Online degrees are one of the fastest growing areas of higher education. OPM providers help universities build, recruit for and deliver online programs. Revenue share is the dominant model with fee for service and hybrid relationships growing. 60+ operators in a $3B+ market growing at 17%.”
There are 60+ Edtech companies competing in this space, with Coursera and edX being the largest. However, there are also private universities throughout Asia that are also licensing degrees from universities and then delivering these degrees locally at a fraction of the cost of attending the university itself. We have already built a strong revenue stream by offering certifications and our growth strategy includes partnering with the top institutions to provide relevant certifications and degrees via GeniusU and our locations.
Global, Digital Schooling
In addition to the three trends above, which are impacting the education system above primary, middle and secondary school, we believe that the entire schooling system is also being disrupted by the shift to more online learning. The COVID-19 pandemic has accelerated this disruption.
The four largest Edtech companies in the world today, BYJU in India, and Yuanfudao, Zuoyebang and VIPKid in China are all online tutoring apps to supplement student learning.

This growth to digital schooling is taking place alongside a surge in homeschooling, as parents discover the benefits and ease of educating their children from home. A recent Forbes article reported “The number of children being homeschooled has more than doubled in five years, and in some areas has risen by more than 700%.”
Genius Group is benefiting from this growth as it expands its pre-school, primary school, middle school and high school programs, together with our virtual camps.
Microschools, Learning Pods and Blended Learning Models
Microschools, learning pods and blended learning are the three buzz phrases that are growing virally in 2021. Microschools are schools that are based around a teacher instead of a location or classroom, where each microschool may have only five or ten students. Learning pods are home-based groups of students who are following a particular class or curriculum online while gathering together for social learning. Blended learning is the combination of both online and offline learning to get the best of both worlds.
We see the future of work and education as being a spectrum of options which can be personalized to suit each person’s work style and learning style. We believe the trend will continue to move towards a blended approach where it will be just as important to have high-tech as well as high-touch options for faculty and students to choose from. This will mean that not only will the current local school and classroom model become less popular amongst the options available, but the purely online Edtech companies will need to either compete or partner with the companies that deliver a more blended approach.
Personalized and AI driven education
A recent World Economic Forum article titled “How technology will transform learning in the COVID-19 era” sums up the future of education as: AI + community = future of learning.
It goes on to say “All of us have a fundamental need to belong, learn and share. We need meaningful communities, because they are force multipliers. They make learning fun and create a peer-to-peer accountability mechanism that shapes a culture of learning. AI enables personalization at scale. Only by combining both AI and communities will higher education be relevant and prepare students for the adventures of the Fourth Industrial Revolution.”
While there is general agreement that personalized education is needed, and that artificial intelligence can help us to deliver it, the two unique competitive advantages that we believe we have in leading in this area is that we have built a global community who are already experiencing their virtual personal assistance “Genie” on GeniusU, and they are willingly providing us with the data from personality assessments and progress assessments that enable us to deliver relevant recommendations to get them to where they want to go. This leads to our tagline: “You don’t need to know every step. You just need to know the right step to take right now.”
We believe that while harnessing the first trends mentioned above help us to maintain our growth rate in the next five years, artificial intelligence and personalized learning will disrupt and transform the education as dramatically as Facebook, Google and YouTube, which have used AI to transform the media industry and Amazon has used AI to transform the retail industry. The era of one-size-fits-all education will end and be replaced by the school of one.
Our Competitive Strengths
Our Edtech Platform
Our GeniusU platform has grown over the last five years to be the backbone that connects all the companies in the Group. Each student has their own profile page with their photo, details, talents, passions and purpose (test results, groups, connections, attendances). Each has their own dashboard to track their learning, and access to all the microschools, microdegrees and products globally.

For students, GeniusU operates as a combination of a learning management system, a social network and a productivity tool, giving them simple ways to up-skill themselves in specific areas while also giving them tools to assess their progress, track their financials and find their team.
For faculty and partners, GeniusU operates as an “Amazon for Entrepreneurs” where they can set up shop and operate their microschool or training company on our platform. They can list their courses and products, manage their community, receive payments globally and pay out to partners and track all their data. As with Amazon, the rankings of all faculty and programs by students ensures the best and most trusted programs always rise to the top.
We believe that this combination provides us with a powerful network effect where the more students we attract, the more faculty we attract, and the more faculty we attract, the more students we attract. In our niche of entrepreneur education, we believe that we have not yet seen any competitor who has come close to matching our scale globally.
Our Curriculum
We believe that that we are offering a unique entrepreneur education curriculum that solves a global need. We own what we believe are the world’s most widely used entrepreneur assessment tools including Wealth Dynamics, Talent Dynamics, the Impact Test, the Genius Test, the Passion Test and the Purpose Test. These have been taken by over one million entrepreneurs globally, and they enable us to provide personalized education pathways tailored to each individual student.
The combined products of our eight companies deliver a full life long learning curriculum that we are developing into a full global curriculum.
Our Team
We have breadth and depth of strength in our global team. Our Board members have experience and skills in building and listing companies, with eight international initial public offerings between them and over $2 billion in capital value created. Our management team has extensive experience in managing and mentoring entrepreneurs and entrepreneurial teams, with our teams based globally in Singapore, Australia, New Zealand, Japan, Indonesia, India, South Africa, the U.K., Portugal, Poland, Ukraine, the U.S. and Canada.
We believe that our 2,000+ faculty are leading entrepreneur teachers, trainers and Mentors around the world with their own schools and training organizations established often before joining our faculty. Our 7,000+ partners are strong advocates for our courses and programs, ensuring a broad base of growth opportunities. As with the 500+ investors who have funded our growth to date, many of our faculty and partners began as students before becoming our supporters. We believe that this breadth and depth of leadership gives us an ongoing leadership position in our field.
Our Niche
Our niche focus on entrepreneur education has enabled us to build what we believe to be a dominant position within the global market, as we have grown largely by word-of-mouth and direct referral across 200 countries. The challenge for many education and Edtech companies is that they need to overcome the regulatory hurdles of their country’s education system or the operational hurdles of needing to build partnerships or clients one-by-one. By beginning in the entrepreneur education niche, we have attracted decision makers virally who are willing to invest in their own education and based on the Return on Investment (ROI) they receive from our courses and training, they return for more and refer us to others, building both lifetime value and vitality.
The majority of fast-growth education and Edtech companies are focused on a specific country, whether the U.S., China or India, or on a particular niche, whether primary, secondary, tertiary or adult education. As a result, they are limited in market size or in their share of the education spend of their students. With our chosen niche, we are able to capitalize on the growing entrepreneur movement together with the growing demand for a relevant, 21st century education system that provides a lifelong curriculum.
Our Venture Builder Structure
Our structure has enabled us to create a high-value, high-growth environment in which each company can be valued effectively relative to its peers, while also increasing the value of each Group company by the level of digital marketing, data intelligence and global growth it can immediately deliver to each new company.
Each education company within the Group can also maintain its focus and maximize its value as high-growth profit centers within the Group. The leadership, metrics and management required to manage each resort or cafe separately is different to that required for each of our college or training companies. The combination of our leadership, with our modular structure, and our ongoing education programs which all our staff participate in, has led to a robust, scalable growth model where we operate effectively more as a group than one entity.
Our Blended Approach
We believe that the two fastest growing industry trends in education are company-funded education and self-funded education. GeniusU is uniquely placed in these two fast-growing trends. We attract both the company-funded education sector and the self-funded education sector, and we do this across 200 countries. We believe that we are also the only platform that has its own lifelong entrepreneur education curriculum, and that provides a global community for entrepreneurs and qualifies for government funding via our partners. Genius Group is an ecosystem with its own curriculum and an Edtech company at its center. This enables us to combine high-tech and high-touch solutions both through partnerships and our own companies.
We already deliver a spectrum of options, from fully online courses and certifications, to faculty-led microschools, to city-based learning pods, to in-home tuition, to on-site campuses. Credits earned in any one of these models are fully transferable and collectively accounted for, wherever and whenever they learn. This enables any faculty member or student to switch models as their circumstances or preferences change, and it enables us to grow our community while evolving and adapting to our students’ preferences.
This blended approach, together with our acquisition strategy, also gives us direct access to government education funding in the various countries where we are expanding.
Our Community
The result of our growth to date has been a global community in which each microschool is attended by students from an average of 20 to 30 different countries. The scale and diversity of our student population, which has grown to 1.4 million students, is one of our greatest strengths. The success stories that come from our community is as much from the connections that are made and opportunities shared as from the courses and learning.
We have seen companies grow from startup to multi-million dollar successes. Examples include companies such as Wealth Migrate, CrowdProperty, WebinarVet and Bank to the Future, all of which were birthed at Genius Group courses and accelerators. Three of the companies we are currently acquiring, Education Angels, E-Square and Property Investors Network, all experienced significant growth as a result of our courses. We have seen children go into partnership with their parents on businesses and investments. We have seen couples form and get married. While the traditional education system sees bonds break when students graduate, Genius Group has no alumni, as our students remain students for life and with that longevity comes a level of loyalty that we experience daily.
Our Data and Systems
From the beginning we were aware that the key to personalization was in the quality of our personal data. Our goal has been to go beyond learning, and to transform education into a hospitality industry. We believe that the experience of too many students is that they do not feel like a valued customer in the education process. To achieve our goal, we focused on a robust, scalable data management and intelligence system. We partnered with Salesforce to provide our underlying Customer Relationship Management (CRM) system on which we built our GeniusU platform.
We have shared best practices in our data management and connected all our customer data including personal preferences, financial transactions, learning progress, community connections and all correspondence and conversations among GeniusU, Salesforce and our main social media platforms, including LinkedIn, Facebook and Google.
All our data is cloud-based and dashboard-driven, empowering our management, our partners and all our customers to manage and track their progress and update their data.
Our First Mover Advantage
Having started this journey five years ago, and with most of our operations taking place initially outside of the U.S. and China, we believe that we have not attracted any notable competitors or imitators in our niche. This has enabled us to grow quietly and through word of mouth to the point where we now believe that we have strong momentum with a first mover advantage.
In certain instances, companies that considered competing with us came to us instead to partner with us. While we can expect competition in the future, this critical mass and ongoing momentum is an important focus for us.
Our Agile Structure
A relatively hidden competitive strength is the agile leadership structure we have developed as part of our course curriculum over the last five years. We train entrepreneurial companies to develop cross-functional teams organized around discreet, profitable projects on a quarterly basis and this system “Entrepreneur Dynamic” is the leadership equivalent of scrum methodology for engineering teams.
Each team member is self-directed, rewriting their job description every quarter as a “personal compass” and every team is accountable for their performance and learning on a global “flight deck.”
This system not only enables us to scale rapidly, but also to acquire and align companies rapidly into a highly effective, decentralized leadership and learning structure. All our staff attend the same microschools and courses as our community, and as a result each is learning self-directed, entrepreneurial skills on their own personalized path. We see this strength as not only one that will enable us to scale through the next ten years as we grow Genius Group, but also in the way we are using a similar agile, learning structure to replace the more traditional hierarchical structure in the education system.
Our Strategy
Our Three-Phase Strategy
We believe that our three-phase strategy to disrupt the education industry is simple:
1.
Educate entrepreneurs;

2.
Expand to schools and colleges; and

3.
Establish a full curriculum.

In our first phase, from 2015 to 2020, we have been focused on entrepreneurs who are willing to self-fund their education. This has enabled us to grow globally and to self-fund our growth with the same entrepreneurs that we have been educating.

We have begun our second phase, from 2020 to 2025, with the acquisition of a series of education-based companies already serving the pre-school, primary and secondary school markets. We are also running Genius School programs with many of our entrepreneur students enrolling their children in them.
And our goal is to gather enough partnerships and licensing agreements with schools, colleges and universities that gain the benefit of our GeniusU platform and global community in this phase to then move to our third phase, from 2025 to 2030, when we aim to have our curriculum accredited in the U.S. and the U.K. as an alternative to the existing Cambridge and K-12 curriculums.
Our intention is to be able to deliver a more effective, engaging, relevant and flexible education system at a third of the current price of education.
Our Blended Edtech strategy
In the same way that Amazon, Apple, Google and Microsoft are acquiring companies that fit into an ecosystem based around their core architecture, we believe that the future of education rests on a similar structure. We are focused on acquiring companies that are leading the way in 21st century education, and then accelerating the speed, size and scale of these companies by connecting their courses, faculty and reach to GeniusU. This increases their enrollments through our digital marketing, increases their capacity to deliver through global, ongoing faculty certifications and increases their retention through personalized education pathways.
Acquisition Strategy
We have organized all learning within Genius Group into core curriculum and certified curriculum. These are similar to the distinction between required and elective courses at college.
Our core curriculum is the most important courses which we see as being required elements of our curriculum at the primary, secondary, post-secondary and adult education levels. Our strategy is to acquire the companies that are delivering the courses we see as being part of the core curriculum, in order that Genius Group opens all intellectual property in our core curriculum.
Certified curriculum, on the other hand, are the optional courses and programs that we recommend students take at each level of their progress. This is delivered by our partners on our GeniusU platform or at microschools, venues, events and retreats listed on GeniusU on a revenue share basis.

Our acquisition strategy is not only to acquire content to supplement our core curriculum, but also government accreditation and funding that our acquisition companies have earned over time. We also identify companies for acquisition that already benefit from a loyal student base, strong leadership, and a leadership position in their industry. Our goal is to ensure we can significantly grow their valuation from their purchase price from the first year of acquisition.
We believe that we have a strong acquisition and integration team to ensure that each acquisition is able to align rapidly with the culture and leadership systems of the Group. The number of entrepreneurs and companies that we have in our community also gives us a strong deal flow and talent flow so that we do not have to cold call for the right opportunities for acquisitions.
Partnership strategy
For our certified curriculum, we attract partners by making it profitable and simple for them to join Genius Group. GeniusU has a partner dashboard that enables each partner to track their revenues and we pay out weekly for all earning through the platform. We categorize partners into marketing partners, who receive 10% to 20% of all course and product fees on GeniusU for marketing the courses, faculty members, who earn 30% to 50% for delivering the courses, and program providers who earn 10% license fee for their content, marketed and taught by others.
We host certification courses on GeniusU, which enables partners to get trained and certified as marketing partners, faculty members or program providers, and our partners create their own certification programs on GeniusU to grow their own faculty and partner community globally.
Decentralized Curriculum
A critical network strategy in our growth is the design of our decentralized curriculum. The largest challenge of creating an education curriculum is how quickly it becomes outdated. We believe that most of the current education systems have centralized curriculum design departments. In today’s fast changing world, a centralized system quickly becomes a bottleneck.
We have designed a decentralized system not dissimilar to Apple’s App Store. Courses, microdegrees, microschools and certifications are posted by our program providers and faculty. These are both assessed by our team and rated by faculty and students, ensuring that the best courses rise to the top of GeniusU.
As a result of this, our curriculum will constantly improve as we grow, and the best program providers and faculty and we believe will earn exponentially more for the best courses. Students also contribute to an ever-improving system, sharing their coursework and entering our challenges and rewards with their presentations, plans and results, which then become part of the GeniusU library.
We believe that this decentralized curriculum that we grow in value as we grow in scale is a key strategy that will attract an ever-increasing number of partners and potential acquisitions to our platform.
Our Global Team
The Genius Group team includes over 254 full-time staff and 7,000 partners with teams, locations and offices divided across three geographic regions: NASA, EMEA and APAC. Our teams operate from over 40 cities in U.S., South America, Europe, Africa, Asia, New Zealand and Australia.
Our Competition
While we believe that there are no global companies directly competing with us to develop a uniquely entrepreneurial curriculum, there are comparable companies building an Edtech platform to provide alternatives or complements to the traditional education system, and also comparable education companies that are growing via acquisition. Such competition includes:

BYJU:   Currently the highest valued Edtech company, recently valued at $11.1 billion, BYJU is an India-based education company with a similar freemium model as GeniusU, but with a focus on mathematics and science for primary and secondary school students. It has 40 million users with 3 million paid subscribers. It has a similar growth model, making acquisitions and integrating new acquisitions on its platform.
Coursera:   The leading Edtech company in the U.S., Coursera is an online program manager for a range of universities, enabling students to take university courses online. The platform has approximately 3,000 courses and 70 million learners and has year-on-year growth of 248%. It was recently valued at $2.5 billion. Unlike GeniusU or BYJU it does not create or deliver its own curriculum.
Udemy:   A U.S.-based Edtech company with approximately 35 million students, Udemy has grown via its approximate 57,000 instructors who provide courses and certifications to their students. The platform has a total of approximately 130,000 courses. However, it focuses on adult learning and does not provide an alternative to the current schooling system, or a global community for students to connect and collaborate. Udemy was recently valued at approximately $2 billion.
Udacity:   A U.S.-based Edtech company that is focused more on tech-based vocational training courses, Udacity is another Edtech company that we believe has proven that there is a strong need for vocational nanodegrees supported by large tech companies. Udacity also offers a freemium model giving students an opportunity to enroll for free and pay after one month of access.
LinkedIn Learning:   LinkedIn purchased the Edtech company Lynda for $1.5 billion, and LinkedIn was subsequently purchased by Microsoft for $26.2 billion. Similar to GeniusU, Microsoft combined a social network with online courses, but focused mainly on technical and professional courses, with a flat monthly subscription rate. Like Udemy and Udacity, its focus is on professional adult learning.
Guild Education:   Another billion-dollar Edtech startup, Guild Education provides courses and degrees funded by companies for its employees. Together with similar Edtech companies like BetterUp and Degreed, it is focused on up-skilling employees who are already in a job, with its education and mentoring funded by its employer as an additional benefit.
China East Education:   While none of the Edtech companies above are public listed companies (except for LinkedIn Learning which is part of Microsoft), China East Education is the first of a series of recent China-based listed companies which are focused on vocational education, which has also included China Education Group, New Oriental Education and China Online Education Group. China East Education’s initial public offering in 2019 raised $625 million and was the largest in the world, underlining the current growth in vocational education.
Our Technology
Overview
We believe that Edtech will expand beyond the specific activity of learning, to the application of that learning. We have seen this within GeniusU where engagement is much higher when students can use the same environment in which they are learning to connect to others, share their learning, find team members and opportunities, and run their learning projects and challenges on the platform.
As described below, we believe our technology connects three tech sectors, Edtech, social media and productivity tools, and can be seen in the features that GeniusU provides to our students and faculty.
Edtech.   Faculty and education partners post their courses on GeniusU, which are then organized and recommended based on student rankings. Students take the courses and receive credits based on both the student rankings and recommendations from their AI-driven Genie.
Social Media.   All faculty and education companies have their own personal profile pages on GeniusU and receive both recommendations and ratings from students. Students connect with Mentors, team members and partners around the world with their own profiles, with the ability to post comments in social circles linked to each course, send personal messages and search for the Mentors, team members and partners most aligned to their purpose, passion, talents and interests.
Productivity Tools.   Faculty and education partners have a full suite of productivity tools to run their business on GeniusU, from posting courses and products to marketing their courses, running their courses, hosting their events, building their community, receiving payments, distributing commissions and tracking their students’ progress. Students also receive a full suite of productivity tools with their own dashboard to track their learning, manage their learning, find their Mentors and teams and find the right opportunities to pursue.
Gamified Learning
GeniusU is designed to make learning engaging and fun, with students undertaking challenge-based learning projects. Microdegrees are pre-designed online courses that include interactive video, exercises and assessments in which students can track their learning, earn credits, leave comments, rate the courses and connect with our faculty. Microschools are online courses conducted in real-time over one-week, two-week and four-week periods in which students start and complete the courses together, sharing their assignments and final work with each other and competing for awards and prizes if they choose to. Students earn credits called Genius GEMs for contributions they make to the platform, including credits for making connections, posting messages, leaving testimonials and taking microdegrees and microschools.
Digital Credit System
GeniusU also has its own digital credit system: Genius Entrepreneur Merits (GEMs) operate as an education credits and reward system on the platform. GEMs are earned in the same way as credits are earned towards High School diplomas and University degrees. They operate like a loyalty program where GEMs earned can be used to purchase additional courses, mentoring or resources on GeniusU, or used to retake courses.
Artificial Intelligence
GeniusU currently has a virtual assistant, Genie, to recommend the best courses, connections and actions for each student. We have plans underway to develop Genie to be an AI-driven virtual assistant that each student can personalize and grow to become their learning assistant for life. The first stage of this is underway with the development of Genie as a chatbot, and we are investing in the underlying data intelligence and AI platform of GeniusU to then develop Genie into an Intelligent Virtual Assistant (IVA) with conversational AI. We will be using Google’s machine learning engine, Tensorflow, as our AI engine to build the intelligence of our Genie AI, and utilizing the Einstein AI developed by our CRM partner, Salesforce, to segment, target and predict the next steps of our students.
Augmented Reality and Virtual Reality
We are also developing augmented reality with locational tracking, where entrepreneur students can connect with each other at our venues and events, directly connecting with the most useful Mentors, community members and opportunities in their area. We believe that there is potential for virtual reality for immersive education and the ability for students to join microschools and programs virtually in the coming decade. Our goal is for our community, faculty and curriculum to be able to upgrade to new technologies like augmented reality and virtual reality as they become commercially viable.
We believe the three-dimensional virtual world of the Metaverse will replace the two-dimensional environment of the Internet in popularity, and we are planning to migrate our community into virtual learning environments as they evolve. We are planning to use the Unity Engine to develop GeniusU into a virtual world. The Unity Engine is the leading virtual world engine for mobile apps, and is the engine used by PokemonGo for their popular augmented reality game and by Facebook in the development of their Facebook Horizons virtual reality platform.

Instant Translation
Our curriculum and content are already translated into Japanese, Chinese, Thai, Spanish, French, Polish and Czech. We are developing GeniusU to enable instant translation for both curriculum and communication. This will mean students in most countries will have access to our global faculty and curriculum, and entrepreneurs can launch enterprises, projects and provide mentorship across countries and languages.
Data Intelligence
We capture data on all students and faculty with their permission to provide personalized pathways for their learning and teaching. This includes all personal details and social media, assessment results, learning steps, enrollment, and purchase and payment history, along with connections, attendance and activity on GeniusU. Our GeniusU platform is linked to Salesforce as our CRM and Stripe as our payment platform, enabling us to build a powerful data-driven approach to recommend the best connections, courses and learning steps for each student to take along with the tools for faculty members to attract and engage their students.
Our Intellectual Property
Genius Group Ltd has registered “GeniusU”, “Genius School”, “Entrepreneurs Institute”, “Talent Dynamics” and “Wealth Dynamics” figurative trademarks with the Intellectual Office of Singapore using Nice Classification, an international classification of goods and services applied for the registration of trademarks.
All the above-mentioned trademarks are in the process of registration by the World Intellectual Organization (“WIPO”) for the territory of United States of America and European Union. The WIPO is a conglomerate of partner nations throughout the world, and a trademark that is registered with the organization is known as a WIPO trademark. The purpose of this international trademark is to protect intellectual property on a global level.
Community
Our community includes 1,400,000 students across 20,345 cities and 200 countries, meeting online and in over 500 events, with over 1,000 new students joining every day. Our faculty consists of over 2,000 Mentors and certified trainers delivering online and in person education as part of a multi-year curriculum to build entrepreneurial expertise. These include world famous entrepreneurs and NY Times bestselling thought leaders.
Our community is an important part of our company, as students return at each stage of their entrepreneurial journey to make new connections and pursue new opportunities as well as to get new learning. As the value of their experience increases as they bring their teams and partners with them, there is a high level of referral and word-of-mouth.
We have regional leaders that provide local mentoring and community connection in their countries and cities, using our GeniusU platform in their local area. We divide our global activity into three regions, each spanning eight time zones and collectively covering all twenty-four time zones. This means our curriculum is open 24/7, and at any time of day there are students learning on GeniusU.
The three regions are: APAC (Asia Pacific, North Asia and Australia); EMEA (Europe, Middle East and Africa); and NASA (North America and South America). Our community is fairly evenly divided between these three regions. We track the location of approximately 75% of our students and Mentors, and they are spread across the three regions as follows:

	Students	Paid Students	Partners and Faculty
APAC	272,792	75,771	2,758
EMEA	278,190	67,278	2,943
NASA	249,750	29,795	1,780
Not tracked	558,553	30,355	4,214
Total	1,359,285	203,199	11,695
Culture
We have developed a strong culture within our team, partners, faculty and community. This culture is based on six core principles that are practiced and recognized throughout the organization. They are the primary focus and first point of discussion on our quarterly company meetings and are the subject of our monthly Genius Shine Awards, in which team members nominate fellow team members based on them practicing our “Genius Values”: global, entrepreneurial; natural; inspiring; unique; and smart.
The way in which we educate our team, partners and community about our culture, enables us to align and lead our team remotely, to maintain a high level of trust with our partners and community, and integrate new acquisitions effectively into our global family.
Our focus on educating entrepreneurs to “create a job” instead of “getting a job” extends to our own team and partners, where we have an ongoing focus on developing each of our team, partners, faculty and community and to the next level of their own entrepreneurial journey. This has led to students becoming Mentors, Mentors becoming partners, partners becoming team members and team members becoming students. We believe that it has also led to a strong investor community as our students and Mentors improve their own financial success and choose to reinvest part of this success back into Genius Group.
This strength in our culture provides an ongoing deal flow, talent flow and resource flow that enables the Group to develop from the ongoing growth of our community.
Sales and Marketing
We believe that a key factor in our consistent growth has been our sales and marketing approach. We follow a quarterly schedule of promotions in which cross-functional teams focus on revenue and profit targets related to their product range and customer base, with a sales and marketing approach which is supported by a combination of five routes to market.
Digital Marketing
We believe that we have strong digital marketing expertise, which enables us to take the courses of our partners and acquisition companies, turn them into digital courses, and scale their reach to students around the world. We track students in four categories:
1.
Our followers are potential students who are paying us attention by following our free content on social media and by visiting our free course pages and videos. We track our followers via cookies and retarget them with relevant content until they become members. We currently have over 10.6 million followers.

2.
Our members are free students who are paying us time by registering on GeniusU for a free account and accessing our curriculum, community and free learning tools. We personalize content and engage with our members until they become prospects. We currently have over 1.4 million members.

3.
Our prospects are potential paying students who have experienced our free courses and are visiting a course enrollment page or booking a free discovery call with our faculty with a view to enrolling in a paid course. We invest additional time and attention to prospects until they become paying students. We currently have over 15,000 prospects.
4.
Our paying students who are paying us money. We currently have over 11,000 active paying students.

We believe that this digital marketing approach gives us scalable unit metrics with an average cost of acquisition per new student of $1 and a revenue per new student of $15. Our average cost of acquisition per paying customer is $60 and our average revenue per paying customer is $900, giving us a 15x return on marketing spend.
Affiliate Marketing
We have a strong community of partners and faculty who promote our courses and programs, and earn affiliate marketing fees for new enrollments and upgrades. We have over 7,000 partners who earn commissions via GeniusU. Our commissions are paid for different components of the student journey, with up to 20% paid for marketing referrals, 10% paid for the enrollment process, 30% paid for delivery and 10% paid for content.
As a result, partners can choose one or more parts of the process to be rewarded for, from the marketing, to the sale, to the training, to their content. This leads to teams in which everyone contributes in the area where they are strongest. This also enables educators who have strong content to connect with partners with strong communities such that both sides benefit financially.
Referral Marketing
While many education and Edtech companies rely on their marketing and enrollment teams to attract new students, we have the added benefit of viral products to deliver referrals and word-of-mouth. Our free assessments such as the Genius Test, Passion Test and Purpose Test attract over 1,000 new students daily who take the tests to discover more about themselves, and then they encourage their teams and peers to take the tests and connect on GeniusU, where they then find personalized paths for their learning.
Our freemium model enables new students to experience GeniusU and the Genius Curriculum for free, and our product pathway then enables them to take affordable steps into our courses and certifications. This creates a network effect where everyone is able to progress seamlessly at a level which works for them, and invite others in to join them at each level.
Locational Marketing
Our global network of local City Leaders and faculty members has led to the word of mouth offline to be even greater than the referrals online. Many students first hear about our Company from friends and colleagues at local meet-ups and through a connection with a Mentor or student.
We believe that this high-tech, high-touch structure of an enhanced real world learning environment with a digital layer being the future of education, which will be further enhanced as we develop our augmented reality and virtual assistant tools on GeniusU. We believe that all of our acquisition companies achieved early success through local marketing, and with the addition of our digital tools each is now scaling their local marketing globally through local microschools, learning pods, faculty, event hosts and partners.
Repeat Purchases and Upgrades
A large portion of our revenue comes from returning students and students progressing to the next level of their learning. While we believe that most education institutions have a limited lifespan per student, Genius Group has a curriculum that a student can follow from early learning through to adult learning. By also having a seamless continuum between learning, earning and teaching, many of our faculty began as students and have now progressed on to teaching others.
We believe that this “learning for life” model gives us a high lifetime value per student with strong retention and repeat business.
Customer Service
We believe that modern education has operated largely as a basic service, largely regulated by governments and delivered at low cost and low service levels, while being high-priced and compulsory. We see the opportunity for disruption being in transforming education into a model more aligned to the hospitality industry, with high levels of customer service and satisfaction.
This customer service is reflected in the personalized pathways, rapid response rates, personal mentorship and proactive community management we provide globally. Our local and global teams are trained to deliver a high quality of advice and service. Each leadership team shares a student story on our weekly global team meeting, keeping the customer experience and the forefront. The high level of service we provide in our entrepreneur resorts and cafes is extended to our colleges and microschools, and this is a large part of what brings students back consistently to our community.
Employees
We currently have 254 full-time employees, with 55 within Genius Group Ltd and GeniusU Pte Ltd, and 199 within Entrepreneur Resorts Ltd. We operate as one global team with regional leadership, and we established a remote working culture prior to the COVID-19 crisis, which put us in a strong position to manage through the crisis without any major change to our management process.
By illustration, our main leadership team works from Singapore, Australia, New Zealand, Indonesia, South Africa, England, Portugal, Poland and the United States. Our accounts team operates from Australia and our development team works from India, Ukraine and Poland. Our campus teams are based in Indonesia, Singapore and South Africa.
With our acquisitions, our employed team will grow by 50%, with our teams in the U.S., England, New Zealand and South Africa growing accordingly.
While we see our fully employed team continue to grow, when our 254 full-time employees are put in context of our 7,000+ partners, we see our talent acquisition strategy to be equally focused between the growth and development of our full-time team and growth and development of our partners and faculty.
Legal Proceedings
From time to time we may be subject to litigation and arbitration claims incidental to its business. Such claims may not be covered by our insurance coverage, and even if they are, if claims against our business are successful, they may exceed the limits of applicable insurance coverage.

REGULATION
Our adult education and training are conducted globally without the need to comply with any particular education regulations. Our school and university operations do need to comply with education regulations in various countries. The following discussion summarizes the most significant laws, rules and regulations that affect our operations in the following countries:
Early Learning Regulation in New Zealand, related to Education Angels
Education Angels is required to be approved by the NZ Ministry of Education (MOE) in order to operate and receive government funding. Education Angels is approved by the MOE and 50% of Education Angels’ Educator fees are paid for by the NZ Government. The Education and Training Act 2020 and the Education (Early Childhood Services) Regulations 2008 are the regulations that must be met by services in order for them to hold a license and to receive government funding. The standards we are monitored on and are required to meet include:
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Delivery of the New Zealand national curricular framework

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Compliance with the Health and Safety standards, governance and premises standards of the regulations.

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An excellent quality of staff-child interaction

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Interesting learning resources and programs that engage children

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Engagement and effective communication with families and communities

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Positive home learning environments that reinforce learning

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Maintaining the specific amount of qualified teachers and persons responsible.

As is common with many countries, New Zealand does not require early learning educators to be qualified. However, in order to receive funding, licensed home-based services requires one or more coordinators with a recognized early childhood education (ECE) teach qualification and a current practicing certificate. Education Angels is currently meeting all requirements in order to maintain its MOE approval.
Expansion of Education Angels to new countries will require similar MOE or DOE approvals in each country in order for the company and parents to benefit from government financing.
School Regulation in South Africa, related to E-Square
The South African Constitution permits anyone to establish private school, on the basis that the school may not discriminate on the basis of race and it must offer education of a quality not inferior to comparable public schools. All private schools must be registered with the Department of Education (DOE) in accordance with the South African Schools Act (SASA), 1996. A private school may not operate unless it is registered with the education department of the province in which it is situation. In the case of E-Square, this is Port Elisabeth, South Africa.
Certain provinces have additional requirements to be met in order to qualify for potential local government funding options. However, given the challenges and potential unreliability in these options, E-Square does not currently receive local government funding, and all education is funded by students and their parents.
University Regulation in the U.S. relevant to UAV
UAV is subject to extensive regulation by the U.S. Department of Education (DOE) and Western Association of Schools and Colleges, Senior College and University Commission (WASC). The regulations, standards and policies of these agencies cover UAV’s educational programs, facilities, instructional and administrative staff, administrative procedures, marketing, recruiting, finances, results of operations and financial condition.

As an institution of higher education that grants degrees and certificates, UAV is required to be authorized by WASC. In addition, in order to participate in the federal programs of student financial assistance for our students, we must be accredited by an accrediting commission recognized by the DOE. Accreditation is a non-governmental process through which an institution submits to qualitative review by an organization of peer institutions, based on the standards of the accrediting commission and the stated aims and purposes of the institution. The Higher Education Act requires accrediting commissions recognized by the DOE to review and monitor many aspects of an institution’s operations and to take appropriate action if the institution fails to meet the accrediting commission’s standards.
Our operations are also subject to regulation by the DOE due to our participation in federal student financial aid programs under Title IV of the Higher Education Act, which we refer to in this prospectus as the Title IV programs. The Title IV programs include educational loans with below-market interest rates that are guaranteed by the federal government in the event of a student’s default on repaying the loan, and also grant programs for students with demonstrated financial need. To participate in the Title IV programs, a school must receive and maintain authorization by the appropriate state education agency or agencies, be accredited by an accrediting commission recognized by the DOE, and be certified as an eligible institution by the DOE.
We are currently in good standing with WASC and we will be undertaking a reaffirmation process in 2021, for our WASC approval to be extended. All BA and MA degree programs at UAV are approved for both in-person and online delivery. In addition, we require and have secured the additional accreditations and approvals from the following approval bodies in order to deliver our education programs:
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U.S. Department of State for the International Exchange Programs (I-20 SEVP — F1 Visa)

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Commission on Accreditation of Allied Health Education Programs

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Bureau for Private Postsecondary Education

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California Board of Registered Nursing

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U.S. Department of Veterans Affairs

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Council for Higher Education Accreditation

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Official SAT Test Site

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California SBDC Partner

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Commission on Accreditation for Prehospital Continuing Education

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California Massage Therapy Council

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Council for Higher Education Accreditation

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Los Angeles County Emergency Medical Services Agency

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Board of Vocational Nursing and Psychiatric Technicians

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National Association of Intercollegiate Athletics

Our business activities are planned and implemented to comply with the standards of these bodies and regulatory agencies. We employ a full-time director of compliance who is knowledgeable about regulatory matters relevant to student financial aid programs and our chief financial officer and general counsel also provide oversight designed to ensure that we meet the requirements of our regulated operating environment.
Regulation of Federal Student Financial Aid Programs, related to UAV
To be eligible to participate in the Title IV programs, an institution must comply with specific requirements contained in the Higher Education Act and the regulations issued thereunder by the Department of Education. An institution must, among other things, be licensed or authorized to offer its educational programs by the state in which it is physically located (in our case, California) and maintain institutional accreditation by an accrediting commission recognized by the DOE. We are currently certified to participate in the Title IV programs.

The substantial amount of federal funds disbursed to schools through the Title IV programs, the large number of students and institutions participating in these programs, and allegations of fraud and abuse by certain for-profit educational institutions have caused Congress to require the DOE to exercise considerable regulatory oversight over for-profit educational institutions. As a result, our institution is subject to extensive oversight and review. Because the DOE periodically revises its regulations and changes its interpretations of existing laws and regulations, we cannot predict with certainty how the Title IV program requirements will be applied in all circumstances.
In general, the criteria that institutions must meet in order to remain qualified for Title IV funding include:
Administrative capability.   The DOE regulations specify extensive criteria by which an institution must establish that it has the requisite “administrative capability” to participate in Title IV programs. To meet the administrative capability standards, an institution must, among other things: comply with all applicable Title IV program requirements; have an adequate number of qualified personnel to administer Title IV programs; have acceptable standards for measuring the satisfactory academic progress of its students; not have student loan cohort default rates above specified levels; have various procedures in place for awarding, disbursing and safeguarding Title IV program funds and for maintaining required records; administer Title IV programs with adequate checks and balances in its system of internal controls; not be, and not have any principal or affiliate who is, debarred or suspended from federal contracting or engaging in activity that is cause for debarment or suspension; provide financial aid counseling to its students; refer to the DOE’s Office of Inspector General any credible information indicating that any student, parent, employee, third-party servicer or other agent of the institution has engaged in any fraud or other illegal conduct involving Title IV programs; submit all required reports and financial statements in a timely manner; and not otherwise appear to lack administrative capability. If an institution fails to satisfy any of these criteria, the DOE may require the institution to repay Title IV funds its students previously received, change the institution’s method of receiving Title IV program funds, which in some cases may result in a significant delay in the institution’s receipt of those funds, place the institution on provisional certification status or commence a proceeding to impose a fine or to limit, suspend or terminate the institution’s participation in Title IV programs. If the DOE determines that UAV fails to satisfy its administrative capability requirements, then the institution’s students could lose, or be limited in their access to, Title IV program funding.
Financial responsibility.   The WASC and DOE regulations establish extensive standards of financial responsibility that institutions such as ours must satisfy to participate in Title IV programs. The DOE evaluates institutions for compliance with these standards on an annual basis based on the institution’s annual audited financial statements as well as when the institution applies to the DOE to have its eligibility to participate in Title IV programs recertified. The most significant financial responsibility standard is the institution’s composite score, which is derived from a formula established by the DOE based on three financial ratios: (1) equity ratio, which measures the institution’s capital resources, financial viability and ability to borrow; (2) primary reserve ratio, which measures the institution’s ability to support current operations from expendable resources; and (3) net income ratio, which measures the institution’s ability to operate at a profit or within its means. The DOE assigns a strength factor to the results of each of these ratios on a scale from negative 1.0 to positive 3.0, with negative 1.0 reflecting financial weakness and positive 3.0 reflecting financial strength. The DOE then assigns a weighting percentage to each ratio and adds the weighted scores for the three ratios together to produce a composite score for the institution. The composite score must be at least 1.5 for the institution to be deemed financially responsible without the need for further DOE oversight. In addition to having an acceptable composite score, an institution must, among other things, provide the administrative resources necessary to comply with Title IV program requirements, meet all of its financial obligations including required refunds to students and any Title IV liabilities and debts, be current in its debt payments and not receive an adverse, qualified or disclaimed opinion by its accountants in its audited financial statements.
If the DOE determines that an institution does not meet the financial responsibility standards due to a failure to meet the composite score or other factors, the institution should be able to establish financial responsibility on an alternative basis permitted by the DOE. This alternative basis could include, in the DOE’s discretion, posting a letter of credit, accepting provisional certification, complying with additional DOE monitoring requirements, agreeing to receive Title IV program funds under an arrangement other than the

DOE’s standard advance funding arrangement, such as the reimbursement method of payment or heightened cash monitoring, or complying with or accepting other limitations on the institution’s ability to increase the number of programs it offers or the number of students it enrolls. Any requirement to post, maintain or increase a letter of credit or other sanctions that may be imposed by the DOE could increase our cost of regulatory compliance and could affect our cash flows. If our U.S. Institutions are unable to meet the minimum composite score requirement or comply with the other standards of financial responsibility, and could not post a required letter of credit or comply with the alternative bases for establishing financial responsibility, then students at UAV could lose their access to Title IV program funding.

MANAGEMENT
Directors and Executive Officers
The following table sets forth information regarding our executive officers and directors as of the date of this prospectus. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at 8 Amoy Street, #01-01, Singapore 049950.

Name	Age	Position with our Company
Roger James Hamilton	52	Chief Executive Officer and Chairman
Michelle Clarke	48	Chief Marketing Officer and Director
Suraj Naik	35	Chief Technology Officer and Director
Jeremy Harris	50	Chief Financial Officer
Sandra Morrell	53	Director
Patrick Grove	45	Director
Nic Lim	45	Director
Anna Gong	46	Director
Roger James Hamilton has been our Chief Executive Officer and Chairman since 2015. He is also the founder and Chief Executive Officer of Entrepreneur Resorts Limited, a hospitality company and a subsidiary of Genius Group Ltd, since 2017, where he is responsible for the growth of the company’s resorts and beach clubs and led the company through its initial public offering in 2017. Mr. Hamilton is also founder and Chairman of Entrepreneurs Institute and GeniusU, which are both companies within Genius Group. Mr. Hamilton is a New York Times bestselling author and entrepreneur who mentors other entrepreneurs to grow their enterprises and find their flow. He holds a B.A. from the University of Cambridge.
Michelle Clarke has been our Chief Marketing Officer since 2017 and a Director since 2020. Ms. Clarke founded Talent Dynamics in Partnership with Roger James Hamilton in 2009. Talent Dynamics is an extension of Wealth Dynamics for large teams and corporates. It grew into over 20 countries with over 500 mentors, before integrating into Entrepreneurs Institute in 2015. Michelle is now the Chief Marketing Officer for GeniusU, where she mainly works with the top-level partners, to grow their businesses and communities on GeniusU.
Suraj Naik has been our Chief Technology Officer since 2017 and Director since 2020. Prior to joining the group, Mr. Naik created an online event ticketing and registration platform, which he later sold to Idea Wave Labs. After successfully launching Wealth Dynamics and Millionaire Master Plan, where he was responsible for executing a 4-month campaign to ensure placement of The Millionaire Master Plan book on the bestsellers lists of the New York Times, USA Today, Amazon and Barnes & Noble, Suraj led the launch of GeniusU. Mr. Naik holds an MBA from James Cook University and a bachelor’s degree from Maharaja Sayajirao University.
Jeremy Harris has served as our Chief Financial Officer since 2017. Mr. Harris has over 25 years’ experience as an accountant and business advisor. He is the Lead CFO at the Grow CFO Co, a private limited company based in Australia. Mr. Harris was previously a partner at Gill, McKerrow & Associates, a full-service accounting and audit company in Australia, from 2000 to 2018 and a consultant at the firm from 2018 to 2020. He specializes in providing strategic financial advice to entrepreneurs and investors, and is a registered Tax Agent and Financial Adviser, and is a Member of Chartered Accountants Australia and New Zealand. He is also a director of Entrepreneur Resorts, a subsidiary of Genius Group Ltd. Mr. Harris holds a bachelor’s degree from the Queensland University of Technology.
Sandra Morrell was our Chief Operating Officer and Director from 2015. In 2020 she retired from the Chief Operating Officer position and became a non-executive Director. Ms. Morrell has over 30 years’ experience in management and general management positions in banking, commerce, training and hospitality. Previously, from 2017 to 2020, Ms. Morell was Chief Operating Officer of Entrepreneur Resorts Limited, a hospitality company and a subsidiary of Genius Group, overseeing a multi-million-dollar portfolio of companies and a global leadership team with offices in Australia, Indonesia, Singapore, Japan, Thailand, South Africa and England.
Patrick Grove has served as a Director since 2020. He is the Chief Executive Officer and co-founder of Catcha Group, an internet media company, a role he has held since 2000. He has been listed by Bloomberg Businessweek as one of Asia’s Best Young Entrepreneurs, by Business Week Asia as Top Entrepreneur under 40 and served as a judge of Talent Unleashed alongside Richard Branson and Steve Wozniak. He has listed four tech companies: Iproperty.com (IPP:ASX), Catcha Media (CHM:MAL), iCARAsia (ICQ:ASX) and iBuy Group (IBY: ASX). iProperty subsequently sold to a subsidiary of News Corp for A$751m and his latest company iFlix was recently acquired by Tencent. Mr. Grove holds a bachelor’s degree from the University of Sydney.
Nic Lim has served as a Director since 2018. Mr. Lim brings 20 years of experience in high-growth technology companies to the Board. He is the founder of 8capita and Executive Chairman and founder of 8common Limited, a company focused on productivity and performance enhancing software, which he founded in 2012 and which listed on the Australian Securities Exchange in 2014 (8CO:ASX). In 1999, he co-founded Catcha.com, an internet media company, which has evolved and led to three initial public offerings of technology companies: Iproperty.com (IPP:ASX), Catcha Media (CHM:MAL), iCARAsia (ICQ:ASX). Mr. Lim holds bachelor’s degrees from the University of Technology Sydney and the University of Western Sydney.
Anna Gong has served as a Director since 2018. Ms. Gong is the Chief Executive Officer of Perx Technologies, a role she has held since 2014. Perx Technologies is a leading digital customer loyalty company in South East Asia with investors including Golden Gate Ventures and Facebook co-founder, Eduardo Saverin. She is a sought-after speaker and expert in AI technology enabling customer engagement and loyalty, and is the winner of the Singapore Women Entrepreneur Award 2017. Ms. Gong holds a bachelor’s degree from the University of California, Los Angeles.
Board of Directors and Committees
Upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part, our board of directors will consist of 7 directors, including 3 executive directors and 4 independent directors. We will also establish an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We will adopt a charter for each of the three committees. Each of the committees of our board of directors shall have the composition and responsibilities described below.
The Singapore Companies Act requires that we must have at all times at least one director who is ordinarily resident in Singapore. Roger James Hamilton, Suraj Naik, Nic Lim, Anna Gong and Patrick Grove are all ordinarily resident in Singapore. Vacation of all five board positions by these Directors shall be deemed to be invalid absent a prior appointment of another director to the Board who is ordinarily resident in Singapore.
Audit Committee
Anna Gong, Nic Lim and Patrick Grove will serve as members of our Audit Committee. Patrick Grove will serve as the chairman of the Audit Committee. Each of our Audit Committee members will satisfy the “independence” requirements of the [•] listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Patrick Grove possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee will perform several functions, including:
➢
evaluating the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

➢
approving the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;

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monitoring the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

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reviewing the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

➢
overseeing all aspects of our systems of internal accounting control and corporate governance functions on behalf of the Board;

➢
reviewing and approving in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

➢
providing oversight assistance in connection with legal, ethical and risk management compliance programs established by management and our board of directors, including Sarbanes-Oxley Act implementation, and makes recommendations to our board of directors regarding corporate governance issues and policy decisions.

Compensation Committee
Nic Lim, Patrick Grove and Anna Gong will serve as members of our Compensation Committee. Anna Gong will serve as the chairman of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the [•] listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee will be responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.
Nominating and Corporate Governance Committee
Patrick Grove, Anna Gong and Nic Lim will serve as members of our Nominating and Corporate Governance Committee. Nic Lim will serve as the chairman of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members will satisfy the “independence” requirements of the [•] listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Nominating and Corporate Governance Committee will be responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.
Code of Ethics
Effective upon consummation of this offering, we will adopt a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the [•] and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business. We will file a copy of our Code of Ethics as an exhibit to the registration statement of which this prospectus is a part. You will be able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov.
Duties of Directors
Under Singapore law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. In certain limited exception circumstances, a shareholder has the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:
➢
convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

➢
declaring dividends and distributions;

➢
appointing officers and determining the term of office of officers;

➢
exercising the borrowing powers of our company and mortgaging the property of our Company; and

➢
approving the transfer of shares of our Company, including the registering of such shares in our share register.

Terms of Directors and Officers
Our officers are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the director resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.
Share Incentive Plan
Our Genius Group share incentive plan (the “Incentive Plan”) was introduced in 2018 to the then-existing employees of Genius Group Ltd. It was subsequently extended to all companies within the Pre-IPO Group and our intention is to extend it to the IPO Acquisitions and to continue to extend the plan to new employees and new acquisitions.
The purpose of our Incentive Plan is to provide eligible persons with an opportunity to share in the growth in value of our shares and to encourage them to improve the performance of Genius Group’s return to shareholders. It is also intended that the Incentive Plan will enable Genius Group to retain and attract skilled and experienced employees.
In summary, the rules of the Incentive Plan are:
➢
An option pool is determined by the Board of Directors at the beginning of each calendar year. The size of the pool is approximately equivalent to two months payroll cost and may change from time to time.

➢
Options are granted from the pool to eligible employees each year. Eligible employees are those that are in full-time employment and have been employed by the Company for at least three months prior to 31st December each year.

➢
At the grant date, employees are issued with a letter stating the number of options earned and the exercise price. These are calculated based on the total options pool available, and divided pro rata to their length of employment in the year and proportional to their salary as a percentage of total wages.

➢
The exercise price is at the share price at the time of the grant date.

➢
The vesting date is one year after the grant date. In order to vest, an employee must still be in employment with Genius Group as of the vesting date.

➢
On the vesting date, eligible employees may exercise their option at the pre-fixed exercise price.

➢
Should employees choose to exercise their option, shares are issued as an interest-free loan repayable at the time of sale of the shares.

➢
Should employees not to exercise, or if they leave employment prior to the vesting date, the options lapse.

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Employees are required to complete the KYC (Know Your Customer) process before receiving the share certificates.

Below are details of the options issued to date:
Year	Companies	No. of Shares	Price Per Share	Total Consideration
2018	Genius Group Ltd	20,317	$15.45	$313,898
2019	Genius Group Ltd, GeniusU Pte Ltd, Entrepreneurs Institute, Entrepreneurs Resort	42,913	$21.34	$915,763
2020	Genius Group Ltd, GeniusU Pte Ltd, Entrepreneurs Institute, Entrepreneurs Resort	20,075	$34.87	$700,015
TOTAL		83,305		$1,929,676
Employment Agreements
We have entered into employment agreements with each of our executive officers for a specified time period providing that the agreements are terminable for cause at any time. The terms of these agreements are substantially similar to each other. A senior executive officer may terminate his or her employment at any time upon 30 days’ prior written notice. We may terminate the executive officer’s employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties.
Each executive officer has agreed to hold in strict confidence and not to use, except for the benefit of our Company, any proprietary information, technical data, trade secrets and know-how of our Company or the confidential or proprietary information of any third party, including our subsidiaries and our clients, received by our Company. Each of these executive officers has also agreed to be bound by noncompetition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment.
We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Compensation of Officers and Directors
Under Singapore law, for so long as the Company is not listed on a securities exchange in Singapore, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information other than in this document and the associated financial statements. However, in the interest of investor disclosure, we have elected to provide the compensation details of the Group’s officers and directors for the year 2020.
	Year Ended December 31, 2020
Name of the Director and/or Officer	Compensation in USD	Employee Shares Granted
Roger James Hamilton	551,691	9,795
Michelle Clarke	103,748	1,775
Suraj Naik	70,917	1,279
Sandra Morrell	35,130	2,608
Jeremy Harris	91,440	—
Patrick Grove	8,824	1,000
Nic Lim	8,824	1,000
Anna Gong	8,824	1,000
Foreign Private Issuer Status
As a foreign private issuer, the Company will be exempt from the rules under the Exchange Act, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company will also be permitted to follow corporate governance practices in accordance with Singapore law in lieu of most of the corporate governance rules set forth by the [•], other than the [•]’s requirements that it must (1) have an audit committee that meets the requirements of Exchange Act Rule 10A-3 and (2) provide prompt notification from its chief executive officer of non-compliance with applicable provisions of the [•] corporate governance rules. Notably, the Company will be permitted to follow corporate governance practices in accordance with Singapore law in lieu of the [•]’s requirements concerning (i) a majority of independent directors, (ii) the nominating and corporate governance committee, (iii) the compensation committee, and (iii) the three-director minimum for the audit committee. The Company has elected to follow the corporate governance rules of the [•] at this time.

PRINCIPAL SHAREHOLDERS
The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this prospectus by (i) our officers, directors and director nominees, (ii) our officers, directors and director nominees as a group, and (iii) 5% or greater beneficial owners of ordinary shares.
We have determined beneficial ownership in accordance with the rules of the [•]. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.
	Prior to Offering		After Offering
Name and Address of Beneficial Owner	Amount of Beneficial Ownership(1)	Approximate Percentage of Outstanding Shares(2)	Amount of Beneficial Ownership	Approximate Percentage of Outstanding Shares(3)
Executive Officers and Directors
Roger James Hamilton	1,560,597	40.68%
Sandra Morrell	129,443	3.31%
Michelle Clarke	82,325	2.11%
Suraj Naik	43,932	1.11%
Jeremy Harris	13,836	*%
Patrick Grove	1,000	*%
Nic Lim	1,050	*%
Anna Gong	1,000	*%
All directors, director nominees and executive officers as a group (8 individuals)	1,833,183	48.16%

**
Less than 1%.

(1)
The Amount of Beneficial Ownership includes allocated shares only and does not included share options that are exercisable within 60 days, since there are no such share options.

(2)
The Approximate Percentages of Outstanding Shares are based on the total outstanding shares of 3,806,198 as of December 31, 2020 and includes all issued shares.

(3)
The Approximate Percentages of Outstanding Shares will be based on the total amount of outstanding shares after offering, which is not currently known.

RELATED PARTY TRANSACTIONS
Before the completion of this offering, we intend to adopt an audit committee charter, which will require the committee to review all related-party transactions on an ongoing basis and that all such transactions be approved by the committee.
Set forth below are the related party transactions of our Company that occurred during the past two fiscal years up to the date of this prospectus.
Related Party Transactions in 2018
World Game Pte Ltd (Roger Hamilton):   Genius Group pays fees to World Game Pte Ltd for the services of Roger Hamilton as CEO amounting to US $360,627 in 2018. This amount is part of the total director remuneration disclosed in the financial statements.
Entrepreneurs Institute Australia Pty Ltd — Genius Group pays fees to Entrepreneurs Institute Australia Pty Ltd (“EIA”), an Australian company controlled and ultimately owned by Roger Hamilton and Sandra Morrell, directors of the group. The total in 2018 was US $602,941. The sole purpose of the entity is to engage local team and physical resources to provide day to day support to the group with its own business requirements as well as catering to external clients. EIA on-charges its costs and does not record a material profit or loss, therefore the related party shareholders do not receive any financial benefit from this arrangement.
GU Web Services India Pvt Ltd — The group pays fees to GeniusU Web Services India Pvt Ltd (“GU India”), an Indian company controlled and ultimately owned by Suraj Naik, an employee of the group, and a family member of Suraj Naik. The total in 2018 was US $182,580. The sole purpose of the entity is to engage local team and physical resources to provide day to day support to the group with its own business requirements as well as catering to external clients. GU India on-charges its costs and does not record a material profit or loss, therefore the related party shareholders do not receive any financial benefit from this arrangement.
Related Party Transactions in 2019
World Game Pte Ltd (Roger Hamilton):   Genius Group pays fees to World Game Pte Ltd for the services of Roger Hamilton as CEO amounting to US $432,410 in 2019. This amount is part of the total director remuneration disclosed in the financial statements. In addition, 25,507 shares in Genius Group Ltd that were previously held by Wealth Dynamics Pte Ltd were transferred to World Game Pte Ltd for a total of US $666,498. This amount was booked to related party loan, which was then offset to contributed capital. These shares will be redeemed by the company prior to the IPO.
Employee share Option Plan — loan — In December 2019 some of the employees who had been granted options in December 2018 exercised those options, and under the terms of the Employee Share Option Plan the exercise price is recorded as an interest free loan to each employee, repayable on sale of the shares. The total loan amount for December 2019 was $ 318,596. This has been offset to contributed capital.
Entrepreneurs Institute Australia Pty Ltd — The group pays fees to Entrepreneurs Institute Australia Pty Ltd (“EIA”), an Australian company controlled and ultimately owned by Roger Hamilton and Sandra Morrell, directors of the group. The total in 2019 was US $509,415. The sole purpose of the entity is to engage local team and physical resources to provide day to day support to the group with its own business requirements as well as catering to external clients. EIA on-charges its costs and does not record a material profit or loss, therefore the related party shareholders do not receive any financial benefit from this arrangement.
GU Web Services India Pvt Ltd — The group pays fees to GeniusU Web Services India Pvt Ltd (“GU India”), an Indian company controlled and ultimately owned by Suraj Naik, an employee of the group, and a family member of Suraj Naik. The total in 2019 was US $215,871. The sole purpose of the entity is to engage local team and physical resources to provide day to day support to the group with its own business requirements as well as catering to external clients. GU India on-charges its costs and does not record a material profit or loss, therefore the related party shareholders do not receive any financial benefit from this arrangement.

DESCRIPTION OF SHARE CAPITAL
General
For the purposes of this section, references to “shareholders” mean those persons whose names and number of shares are entered in our register of members. Only persons who are registered in our register of members are recognized under Singapore law as shareholders of our Company with legal standing to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders. The branch register of members is maintained by our transfer agent.
The shares offered in the offering pursuant to this prospectus are expected to be held through the Depository Trust Company (“DTC”). Accordingly, DTC or its nominee, Cede & Co., will be the shareholder on record registered in our register of members. The holder of our shares held in book-entry through DTC or its nominee may become a registered shareholder by exchanging its interest in our shares for certificated shares and being registered in our register of members for such shares. The procedures by which a holder of book-entry interests held through DTC or its nominee may exchange such interests for certificated shares are determined by DTC and VStock Transfer, LLC, in accordance with their internal policies and guidelines regulating the withdrawal and exchange of book-entry interests for certificated shares, and following such an exchange VStock Transfer, LLC will perform the procedures to register the shares in the register.
Under the Singapore Companies Act, if (a) the name of any person is without sufficient cause entered in or omitted from the register of members; or (b) default is made or there is unnecessary delay in entering in the register of members the fact of any person having ceased to be a member, the person aggrieved or any member of the public company or the company itself, may apply to the Singapore courts for rectification of the register of members. The Singapore courts may either refuse the application or order rectification of the register of members, and may direct the company to pay any damages sustained by any party to the application. The Singapore courts will not entertain any application for the rectification of a register of members in respect of an entry which was made in the register of members more than 30 years before the date of the application.
The number of ordinary shares outstanding as of December 31, 2019, as shown above, is based on 1,623,833 ordinary shares issued to shareholders in Genius Group Ltd as of that date, and excludes:
➢
888,962 shares subsequently issued to Entrepreneur Resorts shareholders;

➢
179,840 shares subsequently issued as a fresh investment raise;

➢
348,541 shares, in the aggregate, to be issued in respect of the closing of the IPO Acquisitions; and

➢
765,022 shares underlying share options at a weighted average exercise price of $35.72, reserved

The following description of our share capital and provisions of our constitution (formerly known as our memorandum and articles of association) are summaries and are qualified by reference to the applicable provisions of Singapore law (including the Singapore Companies Act) and our constitution. A copy of our constitution has been filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part.
Ordinary Shares
As of December 31, 2019, our issued and paid-up ordinary share capital consisted of 1,623,833 ordinary shares as described above. We currently have only one class of issued ordinary shares, which have identical rights in all respects and rank equally with one another. Our ordinary shares have no par value and there is no authorized share capital under Singapore law. There is a provision in our constitution which provides that we may issue shares with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise as our board of directors may determine.
All of our shares presently issued are fully paid-up, and existing shareholders are not subject to any calls on these shares. Although Singapore law does not recognize the concept of “non-assessability” with respect to newly-issued shares, we note that any purchaser of our shares who has fully paid up all amounts due with respect to such shares will not be subject under Singapore law to any personal liability to contribute to the assets or liabilities of our Company in such purchaser’s capacity solely as a holder of such shares. We believe that this interpretation is substantively consistent with the concept of “non-assessability” under most, if not all, U.S. state corporations laws. All of our shares are in registered form. We cannot, except in the circumstances permitted by the Singapore Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our own shares. Except as described below under “— Takeovers,” there are no limitations imposed by the Singapore Companies Act or by our constitution on the right of shareholders not resident in Singapore to hold or vote ordinary shares.
Transfer Agent and Registrar
The transfer agent and registrar for our ordinary shares is VStock Transfer, LLC.
Listing
We have applied to have our ordinary shares listed on the [•] under the symbol “[•].” We cannot guarantee that we will be successful in listing our ordinary shares on the [•].
New Shares
Under the Singapore Companies Act, new shares may be issued only with the prior approval of our shareholders in a general meeting. General approval may be sought from our shareholders in a general meeting for the issue of shares. Approval, if granted, will lapse at the earlier of:
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the conclusion of the next annual general meeting; or

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the expiration of the period within which the next annual general meeting is required by law to be held (i.e., within six months after the end of each financial year), but any approval may be revoked or varied by the shareholders in a general meeting.

Our shareholders have provided such general authority to issue new ordinary shares until the conclusion of our 2021 annual general meeting. Such approval will lapse in accordance with the preceding paragraph if our shareholders do not grant a new approval at our 2021 annual general meeting. Subject to this and the provisions of the Singapore Companies Act and our constitution, our board of directors may allot and issue or grant options over or otherwise dispose of new ordinary shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose.
Preferred Shares
We currently do not have any preferred shares issued.
Under the Singapore Companies Act, different classes of shares in a public company may be issued only if (a) the issue of the class or classes of shares is provided for in the constitution of the public company and (b) the constitution of the public company sets out in respect of each class of shares the rights attached to that class of shares. Our constitution provides that we may issue shares of a different class with preferred, deferred or other special rights, or such restrictions, whether in regard to dividend, voting, return of capital or otherwise as our board of directors may determine. Under Singapore law, our preferred shareholders will have the right to attend any general meeting and on a poll at such general meeting, to have at least one vote for every preferred share held:
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upon any resolution concerning the voluntary winding-up of our Company under Section 160 of the Insolvency, Restructuring and Dissolution Act 2018 of Singapore (No. 40 of 2018);

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upon any resolution which varies the rights attached to such preferred shares and conferred on the preferred shareholder; or

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in the case of preferred shares issued after August 15, 1984, but before the commencement of Section 96 of the Companies (Amendment) Act 2014, when the dividends to be paid on our preferred shares or any part thereof are more than twelve months in arrears and unpaid, for the period they remain in arrears and unpaid.

We may, subject to the Singapore Companies Act and the prior approval in a general meeting of our shareholders, issue preferred shares which are, or at our option or are to be, subject to redemption provided that such preferred shares may not be redeemed out of capital unless:
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all the directors have made a solvency statement in relation to such redemption; and

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we have lodged a copy of the statement with the Singapore Registrar of Companies.

Further, such shares must be fully paid-up before they are redeemed.
As of the date of this prospectus, we have no preferred shares outstanding. At present, we have no plans to issue additional preferred shares.
Registration Rights
There are currently no registration rights relating to our securities.
Transfer of Ordinary Shares
Subject to applicable securities laws in relevant jurisdictions and our constitution, our ordinary shares are freely transferable. Our constitution provides that shares may be transferred by a duly signed instrument of transfer in any usual or common form or in a form approved by the directors. The directors may decline to register any transfer unless, among other things, evidence of payment of any stamp duty payable with respect to the transfer is provided together with other evidence of ownership and title as the directors may reasonably require to show the right of the transferor to make the transfer. We will replace lost or destroyed certificates for shares upon notice to us and upon, among other things, the applicant furnishing evidence and indemnity as the directors may require and the payment of all applicable fees.
Election and Re-election of Directors
We may, by ordinary resolution, remove any director before the expiration of his or her period of office, notwithstanding anything in our constitution or in any agreement between us and such director but where any director so removed was appointed to represent the interests of any particular class of shareholders or debenture holders the resolution to remove him or her shall not take effect until his or her successor has been appointed. We may also, by an ordinary resolution, appoint another person in place of a director removed from office pursuant to the foregoing.
Under our constitution, subject to the Singapore Companies Act, any director shall retire at the next annual general meeting and shall then be eligible for re-election at that meeting.
Our board of directors shall have the power, at any time and from time to time, to appoint any person to be a director either to fill a casual vacancy or as an additional director so long as the total number of directors shall not at any time exceed the maximum number (if any) fixed by or in accordance with our constitution.
Shareholders’ Meetings
We are required to hold an annual general meeting each calendar year and within six months after the end of each financial year. The directors may convene an extraordinary general meeting whenever they think fit and they must do so upon the written request of shareholders holding not less than 10% of the total number of paid-up shares as of the date of deposit of the requisition carrying the right to vote at a general meeting. In addition, two or more shareholders holding not less than 10% of our total number of issued shares (excluding our treasury shares) may call a meeting of our shareholders.
The Singapore Companies Act provides that a shareholder is entitled to attend any general meeting and speak on any resolution put before the general meeting. Unless otherwise required by law or by our constitution, resolutions put forth at general meetings may be decided by ordinary resolution, requiring the affirmative vote of a majority of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution. An ordinary resolution suffices, for example, for appointments of directors. A special resolution, requiring an affirmative vote of not less than three-fourths of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution, is necessary for certain matters under Singapore law, such as an alteration of our constitution. A shareholder entitled to attend and vote at a meeting of the company, or at a meeting of any class of shareholders of the company, shall be entitled to appoint another person or persons, whether a shareholder of the company or not, as the shareholder’s proxy to attend and vote instead of the shareholder at the meeting. Under the Singapore Companies Act, a proxy appointed to attend and vote instead of the shareholder shall also have the same right as the shareholder to speak at the meeting, but unless the constitution of the company otherwise provides, (i) a proxy shall not be entitled to vote except on a poll, (ii) a shareholder shall not be entitled to appoint more than two proxies to attend and vote at the same meeting and (iii) where a shareholder appoints two proxies the appointment shall be invalid unless the shareholder specifies the proportions of his holdings to be represented by each proxy.
Notwithstanding the foregoing, a registered shareholder entitled to attend and vote at a meeting of the company held pursuant to an order of court under Section 210(1) of the Singapore Companies Act, or at any adjourned meeting under Section 210(3) of the Singapore Companies Act, is, unless the court orders otherwise, entitled to appoint only one proxy to attend and vote at the same meeting, and except where the aforementioned applies, a registered shareholder having a share capital who is a relevant intermediary (as defined under the Singapore Companies Act) may appoint more than two proxies in relation to a meeting to exercise all or any of the shareholder’s rights to attend and to speak and vote at the meeting, but each proxy must be appointed to exercise the rights attached to a different share or shares held by the shareholder (which number and class of shares shall be specified), and at such meeting, the proxy has the right to vote on a show of hands.
Only registered shareholders of our Company, and their proxies, will be entitled to attend, speak and vote at any meeting of shareholders. Under the Singapore Companies Act, public companies may issue non-voting shares and shares that confer special, limited or conditional voting rights, such that the holder of a share may vote on a resolution before a general meeting of the company if, in accordance with the provisions of Section 64A of the Singapore Companies Act, the share confers on the holder a right to vote on that resolution.
Voting Rights
As provided under our constitution and the Singapore Companies Act, voting at any meeting of shareholders is by show of hands unless a poll has been demanded prior to or on the declaration of the result of the show of hands by, among others, (i) the chairman or (ii) at least one shareholder present in person or by proxy or by attorney or, in the case of a corporation, by a representative entitled to vote thereat, in each case representing in the aggregate not less than 5% of the total voting rights of all shareholders having the right to vote at the general meeting, provided that no poll shall be demanded in respect of an election of a chairman or relating to any adjournment of such meeting. On a poll every shareholder who is present in person or by proxy or by attorney, or in the case of a corporation, by a representative, has one vote for every share held by such shareholder or corporation which the representative represents. Proxies need not be shareholders.
Only those shareholders who are registered in our register of members as holders of ordinary shares will be entitled to vote at any meeting of shareholders. Therefore, DTC, or its nominee, will grant an omnibus proxy to DTC participants holding our shares in book-entry form through a broker, bank, nominee, or other institution that is a direct or indirect participant in DTC. Such shareholders will have the right to instruct their broker, bank, nominee or other institution holding these shares on how to vote such shares by completing the voting instruction form provided by the applicable broker, bank, nominee, or other institution. Whether voting is by a show of hands or by a poll, DTC’s vote will be voted by the chairman of the meeting according to the results of the DTC’s participants’ votes (which results will reflect the instructions received from shareholders that own our shares electronically in book-entry form).
Minority Rights
The rights of minority shareholders of Singapore companies are protected, among other things, under Section 216 of the Singapore Companies Act, which gives the Singapore courts a general power to make any order, upon application by any shareholder of a company, as they think fit to remedy any of the following situations:
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the affairs of a company are being conducted or the powers of the board of directors are being exercised in a manner oppressive to, or in disregard of the interests of, one or more of the shareholders, including the applicant; or

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a company takes an action, or threatens to take an action, or the shareholders pass a resolution, or propose to pass a resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of the shareholders, including the applicant.

Singapore courts have wide discretion as to the remedy they may grant, and the remedies listed in the Singapore Companies Act itself are not exclusive. In general, Singapore courts may, with a view to bringing to an end or remedying the matters complained of:
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direct or prohibit any act or cancel or modify any transaction or resolution;

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regulate the conduct of the affairs of the company in the future;

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authorize civil proceedings to be brought in the name of, or on behalf of, the company by a person or persons and on such terms as the court may direct;

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provide for the purchase of a minority shareholder’s shares by the other shareholders or by the company itself;

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in the case of a purchase of shares by the company provide for a reduction accordingly of the company’s capital; or

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provide that the company be wound up.

Dividends
Subject to any preferential rights of holders of any outstanding preferred shares, holders of our ordinary shares will be entitled to receive dividends and other distributions in cash, shares or property as may be declared by our Company from time to time. We may, by ordinary resolution, declare dividends at a general meeting of shareholders, but we are restricted from paying dividends in excess of the amount recommended by our board of directors. Pursuant to Singapore law and our constitution, no dividend may be paid except out of our profits. To date, we have not declared any cash dividends on our ordinary shares and have no current plans to pay cash dividends in the foreseeable future.
Bonus and Rights Issues
In a general meeting, our shareholders may, upon the recommendation of the directors, capitalize any reserves or profits and distribute them as bonus shares, credited as paid-up, to the shareholders in proportion to their shareholdings.
Subject to the provisions of the Singapore Companies Act and our constitution, our directors may also issue rights to take up additional ordinary shares to our shareholders in proportion to their respective ownership. Such rights are subject to any condition attached to such issue and the regulations of any stock exchange on which our shares are listed, as well as U.S. federal and blue sky securities laws applicable to such issue.

Takeovers
The Singapore Takeover Code applies to, among other things, the acquisition of voting shares of Singapore-incorporated listed public companies or unlisted public companies with more than 50 shareholders and net tangible assets of S$5 million or more. Any person acquiring, whether by a series of transactions over a period of time or not, either on such person’s own or together with parties acting in concert with such person, 30% or more of our voting shares, or, if such person holds, either on such person’s own or together with parties acting in concert with such person, between 30% and 50% (both amounts inclusive) of our voting shares, and if such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council in Singapore, extend a mandatory takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Takeover Code. Responsibility for ensuring compliance with the Singapore Takeover Code rests with parties (including company directors) to a take-over or merger and their advisors.
“Parties acting in concert” comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows:
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A company, its parent company, subsidiaries and fellow subsidiaries (together, the related companies), the associated companies of any of the company and its related companies, companies whose associated companies include any of these foregoing companies and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights;

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A company with any of its directors (together with their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts);

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A company with any of its pension funds and employee share schemes;

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A person with any investment company, unit trust or other fund whose investment such person manages on a discretionary basis, but only in respect of the investment account which such person manages;

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A financial or other professional adviser, including a stockbroker, with its client in respect of the shareholdings of the advisor and persons controlling, controlled by or under the same control as the adviser;

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Directors of a company (together with their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) which is subject to an offer or where the directors have reason to believe a bona fide offer for their company may be imminent;

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Partners; and

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an individual and (i) such individual’s close relatives, (ii) such individual’s related trusts, (iii) any person who is accustomed to act in accordance with such individual’s instructions, (iv) companies controlled by any of the individual, such individual’s close relatives, related trusts or any person who is accustomed to act in accordance with such individual’s instructions and (v) any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights.

Subject to certain exceptions, a mandatory offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror for voting rights of the offeree company during the offer period and within the six months prior to its commencement.
Under the Singapore Takeover Code, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a general offer to all other shareholders is normally required. An offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the takeover offer must be given sufficient information, advice and time to consider and decide on the offer. These legal requirements may impede or delay a takeover of our Company by a third party.
We may submit an application to the Securities Industry Council of Singapore for a waiver from the Singapore Takeover Code so that the Singapore Takeover Code will not apply to our Company for so long as we are not listed on a securities exchange in Singapore. We will make an appropriate announcement if we submit the application and when the result of the application is known.
Liquidation or Other Return of Capital
On a winding-up or other return of capital, subject to any special rights attaching to preferred shares or to any other class of shares, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings.
Limitations of Liability and Indemnification Matters
Under Section 172 of the Singapore Companies Act, any provision exempting or indemnifying the officers of a company (including directors) against any liability that would otherwise attach to them in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void. However, a company is not prohibited from (a) purchasing and maintaining for any such individual insurance against liability incurred by him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company, or (b) indemnifying the individual against liability incurred by him or her to a person other than the company except when the indemnity is against any liability (i) of the individual to pay a fine in criminal proceedings, (ii) of the individual to pay a penalty in respect of non-compliance with any requirements of a regulatory nature (howsoever arising), (iii) incurred by the individual in defending criminal proceedings in which he or she is convicted, (iv) incurred by the individual in defending civil proceedings brought by the company or a related company in which judgment is given against him or her, or (v) incurred by the individual in connection with an application for relief under Section 76A(13) or Section 391 of the Singapore Companies Act in which the court refuses to grant him or her relief.
Subject to the Singapore Companies Act and every other Singapore statute for the time being in force concerning companies and affecting our Company, our constitution provides that each of our directors and other officers and those of our subsidiaries and affiliates shall be entitled to be indemnified by us or such subsidiary against any liability incurred by him or her arising out of or in connection with any acts, omissions or conduct, actual or alleged, by such individual acting in his or her capacity as either director, officer, secretary or employee of us or the relevant subsidiary, except to such extent as would not be permitted under applicable Singapore laws or which would otherwise result in such indemnity being void in accordance with the provisions of the Singapore Companies Act.
Subject to the Singapore Companies Act and every other Singapore statute for the time being in force concerning companies and affecting our Company, we may indemnify our directors and officers against costs, charges, fees and other expenses that may be incurred by any of them in defending any proceedings (whether civil or criminal) relating to anything done or omitted or alleged to be done or omitted by such person acting in his or her capacity as a director, officer or employee of our Company, in which judgment is given in his or her favor, or in which he or she is acquitted or in which the courts have granted relief pursuant to the provisions of the Singapore Companies Act, or any other Singapore statute, provided that such indemnity shall not extend to any liability which by law would otherwise attach to him or her in respect of any negligence, default, breach of duty or breach of trust of which he or she may be found liable in relation to our Company, or which would otherwise result in such indemnity being voided under applicable Singapore laws.
No director or officer of our Company shall be liable for any acts, omissions, neglects, defaults or other conduct of any other director or officer, and to the extent permitted by Singapore law, our Company shall contribute to the amount paid or payable by a director or officer in such proportion as is appropriate to reflect the relative fault of such director or officer, taking into consideration any other relevant equitable considerations, including acts of other directors or officers and our Company, and the relative fault of such parties in respect thereof.
In addition, subject to the Singapore Companies Act and every other Singapore statute for the time being in force concerning companies and affecting our Company, no director, managing director or other officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense incurred by us, through the insufficiency or deficiency of title to any property acquired by order of the directors for us or for the insufficiency or deficiency of any security upon which any of our moneys are invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects are deposited, or any other loss, damage or misfortune which happens in the execution of his duties, unless the same happens through his own negligence, default, breach of duty or breach of trust.
We have entered into deeds of indemnity with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under our constitution and the Singapore Companies Act against liabilities that may arise by reason of their service to us as a director or officer of the Company (as the case may be), and to advance expenses incurred in connection with any proceeding against them by reason of their status as a director, officer, agent or employee of the Company in accordance with the terms of the deeds. These indemnification rights shall not be exclusive of any other right which an indemnified person may have or thereafter acquire under any applicable law, provision of our constitution, agreement, vote of shareholders or disinterested directors or otherwise.
We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

COMPARISON OF SHAREHOLDER RIGHTS
We are incorporated under the laws of Singapore. The following discussion summarizes material differences between the rights of holders of our ordinary shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the state of Delaware which result from differences in governing documents and the laws of Singapore and Delaware.
This discussion does not purport to be a complete statement of the rights of holders of our ordinary shares under applicable law in Singapore and our constitution or the rights of holders of the common stock of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

Delaware	Singapore
Board of Directors
A typical certificate of incorporation and bylaws provides that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.	The constitution of companies will typically state the minimum and maximum number of directors as well as provide that the number of directors may be increased or reduced by shareholders via ordinary resolution passed at a general meeting, provided that the number of directors following such increase or reduction is within the maximum (if any) and minimum number of directors provided in our constitution and the Singapore Companies Act, respectively.
Limitation on Personal Liability of Directors
A typical certificate of incorporation provides for the elimination of personal monetary liability of directors for breach of fiduciary duties as directors to the fullest extent permissible under the laws of Delaware, except for liability (i) for any breach of a director’s loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to the liability of directors for unlawful payment of a dividend or an unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit. A typical certificate of incorporation also provides that if the Delaware General Corporation Law is amended so as to allow further elimination of, or limitations on, director liability, then the liability of directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.	Pursuant to the Singapore Companies Act, any provision (whether in the constitution, a contract with the company or otherwise) exempting or indemnifying a director against any liability which by law would otherwise attach to him or her in respect of any negligence, default, breach of duty or breach of trust of which such director may be guilty in relation to the company is void. However, a company is not prohibited from (a) purchasing and maintaining for any such director insurance against any such liability, or (b) indemnifying such director against any liability incurred by him or her to a person other than the company except when the indemnity is against any liability (i) of the director to pay a fine in criminal proceedings, (ii) of the director to pay a penalty in respect of non-compliance with any regulatory requirements, (iii) incurred by the director in defending criminal proceedings in which he or she is convicted, (iv) incurred by the director in defending civil proceedings brought by the company or a related company in which judgment is given against him or her, or (v) incurred by the director in connection with an application for relief under Section 76A(13) or Section 391 of the Singapore Companies Act in which the court refuses to grant him or her relief. Nevertheless, a director can be released by the shareholders of a company for breaches of duty to a

Delaware	Singapore
company except in the case of fraud, illegality, insolvency of the company and oppression or disregard of minority interests.
Subject to the Singapore Companies Act and every other Singapore statute for the time being in force and affecting the Company, we may indemnify our directors against costs, charges, fees, and other expenses that may be incurred by any of them in defending any proceedings (whether civil or criminal) relating to anything done or omitted or alleged to be done or omitted by such person acting in his or her capacity as a director of our company, in which judgment is given in his or her favor, or in which he or she is acquitted or in which the courts have granted relief pursuant to the provisions of the Singapore Companies Act, provided that such indemnity shall not extend to any liability which by law would otherwise attach to him or her in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to our company, or which would otherwise result in such indemnity being voided under applicable Singapore laws.
Interested Shareholders

Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested stockholder” for three years following the time that the stockholder becomes an interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.
A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation, or an amendment to its original certificate or bylaws that was approved by majority stockholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.
There are no comparable provisions under the Singapore Companies Act with respect to public companies which are not listed on the Singapore Exchange Securities Trading Limited.

Delaware	Singapore
Removal of Directors
A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any preferred stock, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).	Under the Singapore Companies Act, directors of a public company may be removed before expiration of their term of office, notwithstanding anything in its constitution or in any agreement between the public company and such directors, by ordinary resolution (i.e., a resolution which is passed by a simple majority of those shareholders present and voting in person or by proxy). Notice of the intention to move such a resolution has to be given to the company not less than 28 days before the meeting at which it is moved. The company shall then give notice of such resolution to its shareholders not less than 14 days before the meeting. Where any director removed in this manner was appointed to represent the interests of any particular class of shareholders or debenture holders, the resolution to remove such director will not take effect until such director’s successor has been appointed.
Filling Vacancies on the Board of Directors
A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred stock, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.	The constitution of a Singapore company typically provides that the directors have the power to appoint any person to be a director, either to fill a vacancy or as an addition to the existing directors, but so that the total number of directors shall not at any time exceed the maximum number (if any) fixed by or in accordance with the constitution. Any director so appointed shall hold office until the next following annual general meeting, where such director will then be eligible for re-election. Our constitution provides that the directors may appoint any person to be a director either to fill a casual vacancy or as an additional director but so that the total number of Directors shall not at any time exceed the maximum number fixed by or in accordance with the constitution.
Amendment of Governing Documents
Under the Delaware General Corporation Law, amendments to a corporation’s certificate of incorporation require the approval of stockholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by the Delaware General Corporation Law, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the Delaware General Corporation Law. Under the Delaware General Corporation Law, the board of directors may amend bylaws if so authorized in the charter. The stockholders of a Delaware
Our constitution may be altered by special resolution (i.e., a resolution passed by at least a three-fourths majority of the shareholders entitled to vote, present in person or by proxy at a meeting for which not less than 21 days’ written notice is given). The board of directors has no right to amend the constitution.
Under the Singapore Companies Act, an entrenching provision may be included in the constitution with which a company is formed and may at any time be inserted into the constitution of a company only if all the shareholders of the company agree. An entrenching provision is a

Delaware	Singapore
corporation also have the power to amend bylaws.	provision of the constitution of a company to the effect that other specified provisions of the constitution may not be altered in the manner provided by the Singapore Companies Act or may not be so altered except (i) by a resolution passed by a specified majority greater than 75% (the minimum majority required by the Singapore Companies Act for a special resolution) or (ii) where other specified conditions are met. The Singapore Companies Act provides that such entrenching provision may be removed or altered only if all the members of the company agree.
Meetings of Shareholders

Annual and Special Meetings
Typical bylaws provide that annual meetings of stockholders are to be held on a date and at a time fixed by the board of directors. Under the Delaware General Corporation Law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws.

Annual General Meetings
All companies are required to hold an annual general meeting after the end of each financial year within either 4 months (in the case of a public company that is listed on an exchange in Singapore approved by the Monetary Authority of Singapore) or 6 months (in the case of any other company).

Extraordinary General Meetings
Any general meeting other than the annual general meeting is called an “extraordinary general meeting.” Notwithstanding anything in the constitution, directors of a company are required to convene an extraordinary general meeting if required to do so by requisition (i.e. written notice, requiring that a meeting be called, given to the directors) by shareholder(s) holding not less than 10% of the total number of paid-up shares as at the date of the deposit of the requisition carrying the right of voting at general meetings of the company. In addition, the constitution usually also provides that general meetings may be convened in accordance with the Singapore Companies Act by the directors.

Quorum Requirements	Quorum Requirements
Under the Delaware General Corporation Law, a corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.	Our constitution provides that any two shareholders present in person or by proxy or by attorney or, in the case of a corporation, by a representative and entitled to vote thereat; in each case representing in aggregate not less than a majority of the total voting rights of all shareholders having the right to vote at a general meeting, shall constitute a quorum. In the event a quorum is not present, the meeting if not convened on the requisition of shareholders may be adjourned for one week. When reconvened, the quorum for the meeting will be the same and if at such adjourned meeting a quorum is not present,

Delaware	Singapore
the meeting will be dissolved.

Shareholders’ Rights at Meetings
The Singapore Companies Act provides that every member shall, notwithstanding any provision in the constitution, have a right to attend any general meeting of the company and to speak on any resolution before the meeting. The company’s constitution may provide that a member shall not be entitled to vote unless all calls or other sums personally payable by him in respect of shares in the company have been paid.
Public companies may issue non-voting shares and shares that confer special, limited and conditional voting rights, such that the holder of a share may vote on a resolution before a general meeting if, in accordance with the provisions of Section 64A of the Singapore Companies Act, the share confers on the holder a right to vote on the resolution.
Circulation of Shareholders’ Resolutions
Under the Singapore Companies Act, (a) any number of shareholders representing not less than 5% of the total voting rights of all the shareholders having at the date of requisition a right to vote at a meeting to which the requisition relates or (b) not less than 100 shareholders holding shares on which there has been paid up an average sum, per shareholder, of not less than S$500, may requisition the company to give to shareholders notice of any resolution which may properly be moved and is intended to be moved at the next annual general meeting, and circulate to shareholders any statement of not more than 1,000 words with respect to the matter referred to in any proposed resolution or the business to be dealt with at that meeting.

Indemnification of Officers, Directors and Employees
Under the Delaware General Corporation Law, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority
Under Section 172 of the Singapore Companies Act, any provision exempting or indemnifying the officers of a company (including directors) against liability, which by law would otherwise attach to them in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.
However, the Singapore Companies Act allows a company to:
➢
purchase and maintain for any officer insurance against any liability which by law would otherwise attach to such officer in connection with any negligence, default, breach of duty or breach of trust in relation to the

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vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:	company;

➢
acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

➢
in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Delaware corporate law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.
To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware corporate law to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

➢
indemnify such officer against any liability incurred by him or her to a person other than the company except when the indemnity is against any liability (i) of the officer to pay a fine in criminal proceedings, (ii) of the officer to pay a penalty in respect of non-compliance with any regulatory requirements, (iii) incurred by the officer in defending criminal proceedings in which he or she is convicted, (iv) incurred by the officer in defending civil proceedings brought by the company or a related company in which judgment is given against him or her, or (v) incurred by the officer in connection with an application for relief under Section 76A(13) or Section 391 of the Singapore Companies Act in which the court refuses to grant him or her relief.

In cases where a director is sued by the company, the Singapore Companies Act gives the court the power to relieve directors either wholly or partially from their liability for their negligence, default, breach of duty or breach of trust. In order for relief to be obtained, it must be shown that (i) the director acted reasonably and honestly; and (ii) it is fair, having regard to all the circumstances of the case including those connected with such director’s appointment, to excuse the director. However, Singapore case law has indicated that such relief will not be granted to a director who has benefited as a result of his or her breach of trust.

Our constitution provides that subject to the provisions of the Singapore Companies Act and every other applicable statute for the time being in force concerning companies and affecting the company, the directors and officers are entitled to be indemnified against costs, charges, fees and other expenses that may be incurred by such person in defending any proceedings, whether civil or criminal, which relates to anything done or omitted or alleged to be done or omitted by such person as a director, officer or employee of the company and in which judgment is given in his or her favor or in which such person is acquitted or in which the courts have granted relief pursuant to the provisions of the Singapore Companies Act, provided that such indemnity shall not extend to any liability

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which by law would otherwise attach to him or her in respect of any negligence, default, breach of duty or breach of trust of which he or she may be guilty in relation to the company, or which would otherwise result in such indemnity being voided under applicable Singapore laws.
Shareholder Approval of Issuances of Shares
Under Delaware law, the board of directors has the authority to issue, from time to time, capital stock in its sole discretion, as long the number the shares to be issued, together with those shares that are already issued and outstanding and those shares reserved to be issued, do not exceed the authorized capital for the corporation as previously approved by the stockholders and set forth in the corporation’s certificate of incorporation. Under the foregoing circumstances, no additional stockholder approval is required for the issuance of capital stock. Under Delaware law, stockholder approval is required (i) for any amendment to the corporation’s certificate of incorporation to increase the authorized capital and (ii) for the issuance of stock in a direct merger transaction where the number of shares exceeds 20% of the corporation’s shares outstanding prior to the transaction, regardless of whether there is sufficient authorized capital.	Section 161 of the Singapore Companies Act provides that notwithstanding anything in the company’s constitution, the directors shall not exercise any power to issue shares without prior approval of Company’s shareholders in a general meeting. The affirmative vote of shareholders holding at least a majority of the ordinary shares held by the shareholders present in person or represented by proxy at the annual general meeting and entitled to vote is required for this authorization. Once this shareholders’ approval is obtained, unless previously revoked or varied by the company in general meeting, it continues in force until the conclusion of the next annual general meeting or the expiration of the period within which the next annual general meeting after that date is required by law to be held, whichever is earlier; but any approval may be revoked or varied by the company in general meeting. Notwithstanding this general authorization to allot and issue our ordinary shares, the Company will be required to seek shareholder approval with respect to future issuances of ordinary shares, where required under the [•] rules, such as if we were to propose an issuance of ordinary shares that would result in a change in control of the Company or in connection with a transaction involving the issuance of ordinary shares representing 20% or more of our outstanding ordinary shares.
Shareholder Approval of Business Combinations

Generally, under the Delaware General Corporation Law, completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation’s assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.
The Delaware General Corporation Law also requires a special vote of stockholders in connection with a business combination with an “interested stockholder” as defined in section 203 of the Delaware General Corporation Law. See “— Interested Shareholders” above.

The Singapore Companies Act mandates that specified corporate actions require approval by the shareholders in a general meeting, notably:
➢
notwithstanding anything in the company’s constitution, directors are not permitted to carry into effect any proposals for disposing of the whole or substantially the whole of the company’s undertaking or property unless those proposals have been approved by shareholders in a general meeting;

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➢
the company may by special resolution resolve that it be wound up voluntarily;

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subject to the constitution of each amalgamating company, an amalgamation proposal must be approved by the shareholders of each amalgamating company via special resolution at a general meeting;

➢
a compromise or arrangement proposed between a company and its shareholders, or any class of them, must, among other things, be approved by a majority in number representing three-fourths in value of the shareholders or class of shareholders present and voting either in person or by proxy at the meeting ordered by the court; and

➢
notwithstanding anything in the company’s constitution, the directors may not, without the prior approval of shareholders, issue shares, including shares being issued in connection with corporate actions.

Shareholder Action Without A Meeting
Under the Delaware General Corporation Law, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing. It is not uncommon for a corporation’s certificate of incorporation to prohibit such action.	There are no equivalent provisions under the Singapore Companies Act in respect of public companies which are listed on a securities exchange, like our company.
Shareholder Suits
Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under the Delaware General Corporation Law have been met. A person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law.
Standing
Only registered shareholders of our company reflected in our register of members are recognized under Singapore law as shareholders of our company. As a result, only registered shareholders have legal standing to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders. Holders of book-entry interests in our shares will be required to exchange their book-entry interests for certificated shares and to be registered as shareholders in our shareholder register in order to institute or enforce any legal proceedings or claims against us, our directors or our executive officers relating to shareholder rights. A holder of book-entry interests may become a registered shareholder of our company by

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exchanging its interest in our shares for certificated shares and being registered in our shareholder register.
Additionally, under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. The Delaware General Corporation Law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.
Personal remedies in cases of oppression or injustice
A shareholder may apply to the court for an order under Section 216 of the Singapore Companies Act to remedy situations where (i) the company’s affairs are being conducted or the powers of the company’s directors are being exercised in a manner oppressive to, or in disregard of the interests of one or more of the shareholders or holders of debentures of the company, including the applicant; or (ii) the company has done an act, or threatens to do an act, or the shareholders or holders of debentures have passed some resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of the company’s shareholders or holders of debentures, including the applicant.
Singapore courts have wide discretion as to the relief they may grant under such application, including, inter alia, directing or prohibiting any act or cancelling or varying any transaction or resolution, providing that the company be wound up, or authorizing civil proceedings to be brought in the name of or on behalf of the company by such person or persons and on such terms as the court directs.

Derivative actions and arbitrations
The Singapore Companies Act has a provision which provides a mechanism enabling shareholders to apply to the court for leave to bring a derivative action or commence an arbitration on behalf of the company. Derivative actions are also allowed as a common law action.
Applications are generally made by shareholders of the company, but courts are given the discretion to allow such persons as they deem proper to apply (e.g., beneficial owner of shares).
It should be noted that this provision of the Singapore Companies Act is primarily used by minority shareholders to bring an action or arbitration in the name and on behalf of the company or intervene in an action or arbitration to which the company is a party for the purpose of prosecuting, defending or discontinuing the action or arbitration on behalf of the company. Prior to commencing a derivative action or arbitration, the court must be satisfied that (i) 14 days’ notice has been given to the directors of the company of the party’s intention to commence such action or

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arbitration if the directors of the company do not bring, diligently prosecute or defend or discontinue the action, (ii) the party is acting in good faith and (iii) it appears to be prima facie in the interests of the company that the action be brought, prosecuted, defended or discontinued.

Class actions
The concept of class action suits in the United States, which allows individual shareholders to bring an action seeking to represent the class or classes of shareholders, does not exist in the same manner in Singapore. In Singapore, it is possible as a matter of procedure for a number of shareholders to begin proceedings on behalf of themselves and other shareholders who have the same interest in the proceedings whom they represent. These shareholders are known as “representative plaintiffs.”

Distributions and Dividends; Repurchases and Redemptions

The Delaware General Corporation Law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.
Under the Delaware General Corporation Law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

The Singapore Companies Act provides that no dividends can be paid to shareholders except out of profits.
The Singapore Companies Act does not provide a definition on when profits are deemed to be available for the purpose of paying dividends and this is accordingly governed by case law.
Our constitution provides that no dividend can be paid otherwise than out of profits.
Acquisition of a company’s own shares
The Singapore Companies Act generally prohibits a company from acquiring its own shares or purporting to acquire the shares of its holding company or ultimate holding company, whether directly or indirectly, in any way, subject to certain exceptions. Any contract or transaction made or entered into in contravention of the aforementioned prohibition by which a company acquires or purports to acquire its own shares or shares in its holding company or ultimate holding company is void. However, provided that it is expressly permitted to do so by its constitution and subject to the special conditions of each permitted acquisition contained in the Singapore Companies Act, a company may:
➢
redeem redeemable preferred shares on such terms and in such manner as is provided by its constitution. Preferred shares may be redeemed out of capital only if all the directors make a solvency statement in relation to such

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redemption in accordance with the Singapore Companies Act, and the company lodges a copy of the statement with the Registrar of Companies;
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whether listed on an exchange in Singapore approved by the Monetary Authority of Singapore or any securities exchange outside Singapore, or not, make an off-market purchase of its own shares in accordance with an equal access scheme authorized in advance at a general meeting;

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make a selective off-market purchase of its own shares in accordance with an agreement authorized in advance at a general meeting by a special resolution where persons whose shares are to be acquired and their associated persons have abstained from voting; and

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whether listed on an exchange in Singapore approved by the Monetary Authority of Singapore or any securities exchange outside Singapore, or not, make an acquisition of its own shares under a contingent purchase contract which has been authorized in advance at a general meeting by a special resolution.

A company may also purchase its own shares by an order of a Singapore court.
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The total number of ordinary shares, stocks in any class and non-redeemable preferred shares that may be acquired by a company in a relevant period may not exceed 20% (or such other prescribed percentage) of the total number of ordinary shares, stocks in any class or non-redeemable preferred shares (as the case may be) as of the date of the resolution to acquire the shares. Where, however, a company has reduced its share capital by a special resolution or a Singapore court made an order to such effect, the total number of ordinary shares, stocks in any class or non-redeemable preferred shares shall be taken to be the total number of ordinary shares, stocks in any class or non-redeemable preferred shares (as the case may be) as altered by the special resolution or the order of the court. Payment, including any expenses (including brokerage or commission) incurred directly in the acquisition by the company of its own shares, may be made out of the company’s profits or capital, provided that the company is solvent.

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Financial assistance for the acquisition of shares
A public company or a company whose holding company or ultimate holding company is a public company may not give financial assistance to any person whether directly or indirectly for the purpose of or in connection with:
➢
the acquisition or proposed acquisition of shares in the company or units of such shares; or

➢
the acquisition or proposed acquisition of shares in its holding company or ultimate holding company, or units of such shares.

Financial assistance may take the form of a loan, the giving of a guarantee, the provision of security, the release of an obligation, the release of a debt or otherwise.
However, it should be noted that a company may provide financial assistance for the acquisition of its shares or shares in its holding company or ultimate holding company if it complies with the requirements (including approval by special resolution) set out in the Singapore Companies Act.
Our constitution provides that subject to the provisions of the Singapore Companies Act, we may purchase or otherwise acquire our own shares upon such terms and subject to such conditions as we may deem fit. We may deal with any such shares which is so purchased or acquired by us in such manner as may be permitted under the Singapore Companies Act (including, without limitation, hold such shares as treasury shares).

Transactions with Officers or Directors
Under the Delaware General Corporation Law, some contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable because of such interest provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. Under the Delaware General Corporation Law, either (a) the stockholders or the board of directors of a corporation must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though	Under the Singapore Companies Act, directors and the chief executive officer of the company are not prohibited from dealing with the company, but where they have an interest, whether directly or indirectly, in a transaction with the company, that interest must be disclosed to the board of directors. In particular, every director or chief executive officer who is in any way, whether directly or indirectly, interested in a transaction or proposed transaction with the company must, as soon as is practicable after the relevant facts have come to such director’s or, as the case may be, the chief executive officer’s knowledge, declare the nature of such interest at a meeting of the directors or send a written notice to the company detailing the nature, character and extent of the interest.

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less than a majority of a quorum.

In addition, a director or chief executive officer who holds any office or possesses any property which directly or indirectly might create interests in conflict with such director’s or, as the case may be, the chief executive officer’s duties as director or chief executive officer is required to declare the fact and the nature, character and extent of the conflict at a meeting of directors or send a written notice to the company detailing the nature, character and extent of the conflict.
The Singapore Companies Act extends the scope of this statutory duty of a director and chief executive officer to disclose any interests by pronouncing that an interest of a member of a director’s or, as the case may be, the chief executive officer’s family (including spouse, son, adopted son, step-son, daughter, adopted daughter and step-daughter) will be treated as an interest of the director or chief executive officer (as the case may be).
A director or chief executive officer shall not be deemed to be interested or at any time interested in a transaction or proposed transaction where the interest of the director or chief executive officer (as the case may be) consists only of being a member or creditor of a corporation which is interested in the transaction or proposed transaction with the company if the interest may properly be regarded as immaterial. Where the transaction or the proposed transaction relates to any loan to the company, no disclosure need be made where the director or chief executive officer (as the case may be) has only guaranteed the repayment of such loan, unless the constitution provides otherwise.
Further, where the transaction or the proposed transaction has been or will be made with or for the benefit of a related corporation (i.e., the holding company, subsidiary or subsidiary of a common holding company), the director or chief executive officer shall not be deemed to be interested or at any time interested in such transaction or proposed transaction by virtue of only being a director or chief executive officer (as the case may be) of the related corporation, unless the constitution provides otherwise.

Subject to specified exceptions, the Singapore Companies Act prohibits a company (other than an exempt private company) from, among others, (i) making a loan or a quasi-loan to its directors or to directors of a related corporation, or giving a guarantee or security in connection with such a loan

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or quasi-loan, (ii) entering into a credit transaction as creditor for the benefit of its directors or the directors of a related corporation, or giving a guarantee or any security in connection with such a credit transaction, (iii) arranging an assignment to or assumption by us of any rights, obligations or liabilities under a transaction which, if it had been entered into by us, would have been a restricted transaction, and (iv) taking part in an arrangement under which another person enters into a transaction which, if entered into by us, would have been a restricted transaction and such person obtains a benefit from us or our related corporation pursuant thereto. Companies are also prohibited from entering into any of these transactions with the spouse or children (whether adopted or natural or step-children) of its directors.
Subject to specified exceptions, the Singapore Companies Act prohibits a company (other than an exempt private company) from making a loan or a quasi-loan to another company or a limited liability partnership or entering into any guarantee or providing any security in connection with a loan or a quasi-loan made to another company or a limited liability partnership by a person other than the first-mentioned company, entering into a credit transaction as a creditor for the benefit of another company or a limited liability partnership, or entering into any guarantee or provide any security in connection with a credit transaction entered into by any person for the benefit of another company or a limited liability partnership if a director or directors of the first-mentioned company is or together are interested in 20% or more of the total voting power in the other company or the limited liability partnership (as the case may be).
Such prohibition shall extend to apply to a loan, quasi-loan, credit transaction made by a company (other than an exempt private company), a credit transaction made by a company (other than an exempt private company) for the benefit of another company or limited liability partnership and a guarantee or security provided by a company (other than an exempt private company) in connection with a loan or quasi-loan made by a person other than the first-mentioned company to another company or a limited liability partnership where such other company or limited liability partnership is incorporated or formed (as the case may be) outside Singapore, if a director or directors of the first-mentioned company (a) is or together are interested in 20% or more of the total voting power

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in the other company or limited liability partnership or (b) in a case where the other company does not have a share capital, exercises or together exercise control over the other company whether by reason of having the power to appoint directors or otherwise.
The Singapore Companies Act also provides that an interest of a member of a director’s family (including spouse, son, adopted son, step-son, daughter, adopted daughter and step-daughter) will be treated as an interest of the director.

Dissenters’ Rights
Under the Delaware General Corporation Law, a stockholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.	There are no equivalent provisions in Singapore under the Singapore Companies Act.
Cumulative Voting
Under the Delaware General Corporation Law, a corporation may adopt in its bylaws that its directors shall be elected by cumulative voting. When directors are elected by cumulative voting, a stockholder has the number of votes equal to the number of shares held by such stockholder times the number of directors nominated for election. The stockholder may cast all of such votes for one director or among the directors in any proportion.	There are no equivalent provisions in Singapore under the Singapore Companies Act.

SHARES ELIGIBLE FOR FUTURE SALE
Upon completion of this offering, we will have [•] ordinary shares outstanding, assuming the underwriters do not exercise their over-allotment option to purchase additional ordinary shares. All of the ordinary shares sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares. Prior to this offering, there has been no public market for our ordinary shares. We have applied to list our ordinary shares on the [•], but we cannot assure you that our application will be approved or a regular trading market will develop. We cannot guarantee that we will be successful in listing our ordinary shares on the [•]; however, we will not complete this offering unless we are so listed.
Lock-up Agreements
Our directors and officers will, and we will cause any other holder of our outstanding ordinary shares as of the effective date of the registration statement of which this prospectus forms a part to, enter into customary “lock-up” agreements in favor of the underwriters pursuant to which such persons will neither offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any securities of the Company for a period of 12 months in the case of the Company’s directors and officers and 6 months in the case of the shareholders, without the underwriters’ prior written consent.
Following the lock-up periods set forth in the agreements described above, and assuming that the underwriters do not release any parties from these agreements, all of the ordinary shares that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.
Rule 144
All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:
➢
1% of the then outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

➢
the average weekly trading volume of our ordinary shares during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

CERTAIN MATERIAL TAX CONSIDERATIONS
Material United States Federal Income Tax Considerations
The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares in this offering and holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.
General
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.
If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.
The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.
Taxation of Dividends and Other Distributions on our Ordinary Shares
Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this prospectus.
To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.
Taxation of Dispositions of Ordinary Shares
Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.
Passive Foreign Investment Company
A non-U.S. corporation is considered a PFIC for any taxable year if either:
➢
at least 75% of its gross income for such taxable year is passive income; or

➢
at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.
We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our combined consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.
If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:
➢
the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

➢
the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

➢
the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.
A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply. The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations). If the ordinary shares are regularly traded on a qualified stock exchange or other market, and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.
Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.
If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.
You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.
Information Reporting and Backup Withholding
Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.
Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

Material Singapore Tax Considerations
The following discussion is a summary of material Singapore income tax, stamp duty and estate duty considerations relevant to the purchase, ownership and disposition of our ordinary shares by an investor who is not tax resident or domiciled in Singapore and who does not carry on business or otherwise have a presence in Singapore. The statements made herein regarding taxation are based on certain aspects of the tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines, or in the interpretation of those laws or guidelines, occurring after such date, which changes could be made on a retroactive basis. The statements made herein do not describe all of the tax considerations that may be relevant to all our shareholders, some of which (such as dealers in securities) may be subject to different rules. The statements are not intended to be and do not constitute legal or tax advice and no assurance can be given that courts or fiscal authorities responsible for the administration of such laws will agree with the interpretation adopted therein. Each prospective investor should consult an independent tax advisor regarding all Singapore income and other tax consequences applicable to them from owning or disposing of our ordinary shares in light of the investor’s particular circumstances.
Income Taxation Under Singapore Law
Dividend Distributions with Respect to Ordinary Shares
On the basis that a company is not tax resident in Singapore for Singapore tax purposes, dividends paid by the company should generally be considered as sourced outside Singapore (unless our ordinary shares are held as part of a trade or business carried on in Singapore in which event the holders of such shares may be taxed on the dividends as they are derived).
Foreign-sourced dividends received or deemed received in Singapore by an individual not resident in Singapore would be exempt from Singapore income tax. This exemption will also apply in the case of a Singapore tax resident individual who receives such foreign-sourced income in Singapore (except where such income is received through a partnership in Singapore).
Foreign-sourced dividends received or deemed received by corporate investors in Singapore will be liable for Singapore tax. However, if the conditions for the exemption of specified foreign-sourced income are met, foreign-sourced dividends received by corporate investors resident in Singapore would be exempt from Singapore tax.
Foreign-sourced dividends received or deemed received in Singapore on or after June 1, 2003 by a Singapore resident corporate taxpayer is exempt from tax, provided certain prescribed conditions are met, including the following:
(a)
such income is subject to tax of a similar character to income tax under the law of the jurisdiction from which such income is received;

(b)
at the time the income is received in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%; and

(c)
the Comptroller of Income Tax is satisfied that the tax exemption would be beneficial to the person resident in Singapore.

In the case of dividends paid by a company resident in a territory from which the dividends are received, the “subject to tax condition” in (a) above is considered met where tax is paid in that territory by such company in respect of its income out of which such dividends are paid or tax is paid on such dividends in that territory from which such dividends are received. Certain concessions and clarifications have also been announced by the Inland Revenue Authority of Singapore (“IRAS”) with respect to the above conditions.

Capital Gains upon Disposition of Ordinary Shares
Under current Singapore tax law, there is no tax on capital gains. As such, any profits from the disposal of our ordinary shares would not ordinarily be taxable in Singapore. However, there are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. If the gains from the disposal of ordinary shares are construed to be of an income nature (which could be the case if, for instance, the gains arise from activities which the IRAS regards as carrying on a trade or business in Singapore), the disposal profits would be taxable as income rather than capital gains. As the precise status of each prospective investor will vary from one another, each prospective investor should consult an independent tax advisor on the Singapore income tax and other tax consequences that will apply to their individual circumstances.
Subject to certain conditions being satisfied, gains derived by a company from the disposal of our ordinary shares between the period of June 1, 2012 and December 31, 2027 (inclusive of both dates) will not be subject to Singapore income tax, if the divesting company holds a minimum shareholding of 20% of our ordinary shares and these shares have been held for a continuous minimum period of 24 months. For disposals during the period from June 1, 2012 and May 31, 2022 (inclusive of both dates), this exemption would not apply to the disposal of unlisted shares in a company that is in the business of trading or holding immovable properties in Singapore (excluding property development). For disposals during the period from June 1, 2022 and December 31, 2027 (inclusive of both dates), this exemption would not apply to the disposal of unlisted shares in a company that is in the business of trading, holding or developing immovable properties in Singapore or abroad.
In addition, shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 (“FRS 39”), Financial Reporting Standard 109 (“FRS 109”) or Singapore Financial Reporting Standard (International) 9 (Financial Instruments) (“SFRS(I) 9”) (as the case may be), for the purposes of Singapore income tax may be required to recognize gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39, FRS 109 or SFRS(I) 9 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal of our ordinary shares is made. Singapore corporate shareholders who may be subject to such tax treatment should consult their own accounting and tax advisors regarding the Singapore income tax consequences of their acquisition, holding and disposal of our ordinary shares.
Stamp Duty
There is no Singapore stamp duty payable in respect of the issuance or holding of our ordinary shares. Singapore stamp duty will be payable if there is an instrument of transfer of our ordinary shares executed in Singapore or if there is an instrument of transfer executed outside of Singapore which is received in Singapore. Under Singapore law, stamp duty is not applicable to electronic transfers of our shares effected on a book entry basis outside Singapore. We therefore expect that no Singapore stamp duty will be payable in respect of ordinary shares purchased by U.S. holders in this offering assuming that they are acquired solely in book entry form through the facility outside Singapore established by our transfer agent and registrar outside Singapore.
Where shares evidenced in certificated form are transferred and an instrument of transfer is executed (whether physically or in the form of an electronic instrument) in Singapore or outside Singapore and which is received in Singapore, Singapore stamp duty is payable on the instrument of transfer for the sale of our ordinary shares at the rate of 0.2% of the consideration for, or market value of, the transferred shares, whichever is higher. The Singapore stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where the instrument of transfer is executed outside of Singapore and is received in Singapore, Singapore stamp duty must be paid within 30 days of receipt of the instrument of transfer in Singapore. Electronic instruments that are executed outside Singapore are treated as received in Singapore in any of the following scenarios: (a) it is retrieved or accessed by a person in Singapore; (b) an electronic copy of it is stored on a device (including a computer) and brought into Singapore; or (c) an electronic copy of it is stored on a computer in Singapore. Where the instrument of transfer is executed in Singapore, Singapore stamp duty must be paid within 14 days of the execution of the instrument of transfer.

Goods and Services Tax
The issue or transfer of ownership of our ordinary shares would be exempt from Singapore goods and services tax, or GST. Hence, no GST would be incurred on the subscription or subsequent transfer of our ordinary shares.
The sale of our ordinary shares by a GST-registered investor belonging in Singapore for GST purposes to another person belonging in Singapore is an exempt supply not subject to GST. Any input GST incurred by the GST-registered investor in making the exempt supply is generally not recoverable from the Singapore Comptroller of GST.
Where our ordinary shares are sold by a GST-registered investor in the course of or furtherance of a business carried on by such investor contractually to and for the direct benefit of a person belonging outside Singapore, the sale should generally, subject to satisfaction of certain conditions, be considered a taxable supply subject to GST at 0%. Subject to the normal rules for input tax claims, any input GST incurred by the GST-registered investor in making such a supply in the course of or furtherance of a business carried out by such investor may be fully recoverable from the Singapore Comptroller of GST.
Each prospective investor should consult an independent tax advisor on the recoverability of input GST incurred on expenses in connection with the purchase and sale of our ordinary shares if applicable.
Services consisting of arranging, brokering, underwriting or advising on the issue, allotment or transfer of ownership of our ordinary shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of our ordinary shares will be subject to GST at the standard rate of 7%. Similar services rendered by a GST-registered person contractually to and for the direct benefit of an investor belonging outside Singapore should generally, subject to the satisfaction of certain conditions, be subject to GST at 0%.
With the implementation of reverse charge from January 1, 2020, the “directly benefit” condition for zero-rating (i.e. GST at 0%) will be amended to allow the zero-rating of a supply of services to the extent that the services directly benefit a person belonging outside Singapore or a GST-registered person in Singapore. Under the reverse charge regime, a GST-registered partially exempt business that is not entitled to full input tax claims will be required to account for GST on all services that it procures from overseas suppliers (except for certain services which are specifically exempt from reverse charge). A non GST-registered person whose total value of imported services for a 12-month period exceeds S$1 million and is not entitled to full input tax claims even if such person was GST-registered may become liable for GST registration and be required to account for GST both on its taxable supplies and imported services subject to reverse charge.
Estate Duty
Singapore estate duty has been abolished with effect from February 15, 2008 in relation to the estate of any person whose death has occurred on or after February 15, 2008.
Tax Treaties Regarding Withholding Taxes
There is currently no comprehensive avoidance of double taxation agreement between the United States and Singapore which applies to withholding taxes on dividends or capital gains.
POTENTIAL PURCHASERS OF OUR ORDINARY SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME, GIFT, ESTATE OR GENERATION- SKIPPING TRANSFER, AND OTHER TAX AND TAX TREATY CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

UNDERWRITING
We have entered into an underwriting agreement with ThinkEquity, a division of Fordham Financial Management, Inc., acting as the sole book-running manager (sometimes referred to as the “Representative”). Subject to the terms and conditions of the underwriting agreement, the underwriters named below have agreed to purchase, and we have agreed to sell to them, the number of our ordinary shares at the public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this prospectus and as indicated below:
Underwriter	Number of Ordinary Shares
ThinkEquity, a division of Fordham Financial Management, Inc.

Total

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to various conditions and representations and warranties, including the approval of certain legal matters by its counsel and other conditions specified in the underwriting agreement. The ordinary shares are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by the underwriters. The underwriters reserve the right to withdraw, cancel or modify the offer to the public and to reject orders in whole or in part. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus if any such shares are taken.
We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.
Discounts and Commissions
The underwriters propose to offer the ordinary shares directly to the public at the public offering price set forth on the cover page of this prospectus. After the offering to the public, the offering price and other selling terms may be changed by the underwriters without changing the proceeds we will receive from the underwriters.
The following table summarizes the public offering price, underwriting commissions and proceeds before expenses to us. The underwriting commissions are 7.5% of the public offering price. We have also agreed to pay a non-accountable expense allowance to the Representative equal to 1.0% of the gross proceeds received at the closing of the offering. We have paid a $35,000 advance to the Representative upon execution of our engagement letter with the Representative, which shall be applied against actual out-of-pocket-accountable expenses, which will be returned to us to the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).
	Per Share	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Public offering price	$	$	$
Underwriting discount (7.5%)	$	$	$
Non-accountable expense allowance (1%)	$	$	$
Proceeds, before expenses, to us	$	$	$
We have also agreed to pay certain of the Representative’s expenses relating to the offering, including the fees and expenses of the Representative’s legal counsel and for the Representative’s use of Ipreo’s book-building, prospectus tracking and compliance software for this offering, totaling $[•]. Total estimated expenses of the offering, including the non-accountable expense allowance, registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, are approximately $[•].
Over-Allotment Option
We have granted a 45-day option to the Representative to purchase up to [•] additional ordinary shares from us solely to cover over-allotments, if any, at the public offering price less underwriting discounts and commissions.
Representative’s Warrants
Upon closing of this offering, we have agreed to issue to the Representative, or its designees, as compensation warrants to purchase a number of ordinary shares equal to 5% of the aggregate number of ordinary shares sold in this offering (the “Representative’s Warrants”). The Representative’s Warrants will be exercisable at a per share exercise price equal to 125% of the public offering price per share in this offering. The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, during the four and one-half year period commencing 180 days from the effective date of the registration statement of which this prospectus is a part.
The Representative’s Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1). The Representative (or permitted assignees under Rule 5110(e)(2)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the registration statement. In addition, the warrants provide for registration rights upon request, in certain cases. The one-time demand registration right provided will not be greater than five years from the effective date of the registration statement in compliance with FINRA Rule 5110(g)(8)(C). The unlimited piggyback registration right provided will not be greater than seven years from the effective date of the registration statement in compliance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of ordinary shares at a price below the warrant exercise price.
Discretionary Accounts
The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.
Lock-Up Agreements
Pursuant to “lock-up” agreements, we, our executive officers and directors, and our shareholders, have agreed, without the prior written consent of the Representative, not to, directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of shares of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) our ordinary shares, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of our ordinary shares, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any ordinary shares or securities convertible into or exercisable or exchangeable for ordinary shares or any other of our securities or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for, with respect to the Company and our shareholders, a period of 180 days from the date of this prospectus, and with respect to our executive officers and directors, a period of 365 days from the date of this prospectus.
Right of First Refusal
We have granted the Representative a right of first refusal, for a period of eighteen (18) months from the closing of the offering, to act as sole and exclusive investment banker, book-runner, financial advisor, underwriter and/or placement agent, at the Representative’s sole and exclusive discretion, for each and every future public and private equity and debt offering, including all of our equity linked financings (each, a “Subject Transaction”), or any successor (or any of our subsidiaries), on terms and conditions customary to the Representative for such Subject Transactions.
[•] Market
We intend to apply to have our ordinary shares listed on the [•] under the symbol “[•]”. Our application might not be approved and the consummation of this offering is contingent upon such approval.
Price Stabilization, Short Positions and Penalty Bids
In order to facilitate the offering of our securities, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our securities. In connection with the offering, the underwriters may purchase and sell our securities in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares of securities than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of securities in the offering. The underwriters may close out any covered short position by either exercising the over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares of securities to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option to purchase shares. “Naked” short sales are sales in excess of the over-allotment option to purchase shares. The underwriters must close out any naked short position by purchasing securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our securities in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of securities made by the underwriters in the open market before the completion of the offering.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As result, the price of our securities may be higher than the price that might otherwise exist in the open market.
The underwriters make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our securities. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Offer, Sale and Distribution of Securities
A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares of securities to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriter and selling group members that may make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part.
Other Relationships
From time to time, the underwriters and/or their affiliates may provide in the future, various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they will receive customary fees and commissions. However, except as disclosed in this prospectus, we have no present arrangements with the underwriters or any of their affiliates for any further services.
Pricing of the Offering
The public offering price was determined by negotiations between us and the Representative. Among the factors considered in determining the public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. Neither we nor the underwriters can assure investors that an active trading market for the shares will develop or that, after the offering, the shares will trade in the public market at or above the public offering price.
Offer Restrictions Outside the United States
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus.
This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
China
The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

United Kingdom
Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.
Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to our Company.
In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
Hong Kong
Neither the information in this document nor any other document relating to the offer has been delivered for registration to the Registrar of Companies in Hong Kong, and its contents have not been reviewed or approved by any regulatory authority in Hong Kong, nor have we been authorized by the Securities and Futures Commission in Hong Kong. This document does not constitute an offer or invitation to the public in Hong Kong to acquire shares. Accordingly, unless permitted by the securities laws of Hong Kong, no person may issue or have in its possession for the purpose of issue, this document or any advertisement, invitation or document relating to the shares, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than in relation to shares which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” (as such term is defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“SFO”) and the subsidiary legislation made thereunder) or in circumstances which do not result in this document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance of Hong Kong (Cap. 32 of the Laws of Hong Kong) (the “CO”) or which do not constitute an offer or an invitation to the public for the purposes of the SFO or the CO. The offer of the shares is personal to the person to whom this document has been delivered by or on behalf of our Company, and a subscription for shares will only be accepted from such person. No person to whom a copy of this document is issued may issue, circulate or distribute this document in Hong Kong or make or give a copy of this document to any other person. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice. No document may be distributed, published or reproduced (in whole or in part), disclosed by or to any other person in Hong Kong or to any person to whom the offer of sale of the shares would be a breach of the CO or SFO.

EXPENSES OF THIS OFFERING (USD)
Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the [•] listing fee and the FINRA filing fee, all amounts are estimates and are in USD.
SEC Registration Fee	$	[•]
[•] Listing Fee		[•]
FINRA Filing Fee		[•]
Legal Fees and Expenses		350,000
Accounting Fees and Expenses		690,000
Printing and Engraving Expenses		50,000
Transfer Agent Fee		500
Miscellaneous Expenses		0
Total	$	[•]

LEGAL MATTERS
We are being represented by Ellenoff Grossman & Schole LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented Dentons US LLP, New York, New York. The validity of the ordinary shares offered in this offering will be passed upon for us by CNP Law LLP. Ellenoff Grossman & Schole LLP may rely upon CNP Law LLP with respect to matters governed by Singapore law.
EXPERTS
The combined consolidated financial statements of Genius Group Limited and Subsidiaries and Entrepeneur Resorts Limited and Subsidiaries as of and for the years ended December 31, 2019 and 2018 included in this registration statement have been audited by Marcum LLP, Accountants and Advisors, an independent registered public accounting firm, as stated in their reports. Such combined consolidated financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
The financial statements of University of Antelope Valley, Inc. for the years ended December 31, 2019 and 2018 included in this registration statement have been audited by Lightheart, Sanders and Associates, Certified Public Accountants, an independent registered public accounting firm, as stated in their reports. Such financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
ENFORCEABILITY OF CIVIL LIABILITIES
We are incorporated under the laws of the Republic of Singapore, and certain of our officers and directors are residents outside the United States. Moreover, a majority of our consolidated assets are located outside the United States. Although we are incorporated outside the United States, we have agreed to accept service of process in the United States through our agent designated for that purpose. Nevertheless, since a majority of the consolidated assets owned by us are located outside the United States any judgment obtained in the United States against us may not be enforceable within the United States. There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore.
There is uncertainty as to whether judgments of courts in the United States based upon the civil liability provisions of the federal securities laws of the United States would be recognized or enforceable in Singapore. In making a determination as to enforceability of a judgment of the courts of the United States, the Singapore courts would have regard to whether the judgment was final and conclusive and on the merits of the case, given by a court of law of competent jurisdiction, and was expressed to be for a fixed sum of money. In general, a foreign judgment would be enforceable in Singapore unless procured by fraud, or the proceedings in which such judgments were obtained were not conducted in accordance with principles of natural justice, or the enforcement thereof would be contrary to public policy, or if the judgment would conflict with earlier judgment(s) from Singapore or earlier foreign judgment(s) recognized in Singapore, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. Civil liability provisions of the federal and state securities law of the United States permit the award of punitive damages against us, our directors and officers. Singapore courts would not recognize or enforce judgments against us, our directors and officers to the extent that doing so would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. It is uncertain as to whether a judgment of the courts of the United States under civil liability provisions of the federal securities law of the United States would be regarded by the Singapore courts as being pursuant to foreign, penal, revenue or other public laws. Such a determination has yet to be made by a Singapore court in a reported decision.
In addition, holders of book-entry interests in our shares will be required to exchange such interests for certificated shares and to be registered as shareholders in our shareholder register in order to have standing to bring a shareholder suit and, if successful, to enforce a foreign judgment against us, our directors or our executive officers in the Singapore courts.
A holder of book-entry interests in our shares may become a registered shareholder of our Company by exchanging such holder’s interest in our shares for certificated shares and being registered in our shareholder register. The administrative process of becoming a registered shareholder could result in delays prejudicial to any legal proceeding or enforcement action.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to underlying ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ordinary shares.
Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing to us at 7 Amoy Street, #01-01 Singapore 049950, or call us at +65 8940 1200. We also maintain a website at www.geniusgroup.net, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, and that can be accessed through, our website is not incorporated into and is not part of this prospectus.

Genius Group Limited and Subsidiaries
Entrepreneur Resorts Limited and Subsidiaries
Combined Consolidated Financial Statements
As of December 31, 2019, 2018 and 2017
and
For the Years Ended December 31, 2019 and 2018

Genius Group Limited and Subsidiaries
Entrepreneur Resorts Limited and Subsidiaries
Combined Consolidated Financial Statements

Genius Group Limited and Subsidiaries
Entrepreneur Resorts Limited and Subsidiaries
Directors’ Statement
For the financial year ended December 31, 2019
The directors present their statement to the members together with the audited financial statements for the financial year ended December 31, 2019.
Opinion of the Directors
In the opinion of the directors,
a.
the accompanying combined consolidated financial statements are drawn up so as to give a true and fair view of the financial position of Genius Group Limited and Subsidiaries and Entrepreneur Resorts Limited and Subsidiaries (“the Group”) at December 31, 2019 and of the financial performance of the business, and changes in equity and cash flows for the financial year then ended; and

b.
at the date of this statement, there are reasonable grounds to believe that the Group will be able to pay its debts as and when they fall due.

Directors
The directors of Genius Group Ltd in office at the date of this statement are as follows:
Roger James Hamilton
Michelle Clarke
Suraj Naik
Sandra Morrell
Patrick Grove
Nic Lim
Anna Gong
Directors’ interests in shares or debentures
The directors hold shares and options over shares in Genius Group Ltd as disclosed in the audited financial statements.

Roger James Hamilton, Director

Suraj Naik, Director
Date:

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
Genius Group Limited and Subsidiaries and Entrepreneur Resorts Limited and Subsidiaries
Opinion on the Financial Statements
We have audited the accompanying combined consolidated statements of financial position of Genius Group Limited and Subsidiaries and Entrepreneur Resorts Limited and Subsidiaries (the “Company”) as of December 31, 2019, 2018, and 2017 the related combined consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, 2018, and 2017 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Adoption of New Accounting Standards
As discussed in Note 2 to the combined consolidated financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of IFRS 16, Leases, effective January 1, 2019.
/s/ Marcum LLP
Marcum LLP
We have served as the Company’s auditor since 2020.
10 Melville Park Rd,
Melville, NY 11747
April 6, 2021

Genius Group Limited and Subsidiaries (pre IPO Group)
Genius Group Limited and Subsidiaries
Entrepreneur Resorts Limited and Subsidiaries
Combined Consolidated Statements of Financial
Position as of December 31, 2019, 2018 and 2017
		December 31,
	Note	2019	2018	2017
Assets
Current Assets
Cash and cash equivalents		$3,290,095	$2,737,889	$2,728,311
Accounts receivable	2	1,263,849	649,115	678,605
Due from related parties	5	67,310	104,481	185,010
Inventories	6	119,516	91,723	111,091
Prepaid expenses and other current assets	7	1,065,035	352,202	464,981
Total Current Assets		5,805,805	3,935,410	4,167,998
Property and equipment, net	8	7,399,412	6,261,425	6,668,719
Operating lease right-of-use asset	9	2,194,073	—	—
Investments at fair value	10	28,526	27,792	—
Goodwill	11	9,988,857	6,333,290	6,333,290
Intangible assets, net	12	6,165,712	745,638	543,809
Other non-current assets	14	—	43,393	20,637
Total Assets		$31,582,385	$17,346,948	$17,734,453
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable		$486,871	$585,765	$1,056,861
Accounts payable, related parties		—	—	73,805
Accrued expenses and other current liabilities	15	1,442,590	1,158,686	1,880,213
Deferred revenue	16	3,231,431	2,395,125	2,026,094
Operating lease liabilities – current portion	9	544,551	—	—
Loans payable – current portion	17	64,379	—	—
Loans payable – related parties – current portion	18	432,800	31,703	33,622
Total Current Liabilities		6,202,622	4,171,279	5,070,595
Operating lease liabilities – non current portion	9	1,729,188	—	—
Loans payable – non current portion	17	1,217,509	1,500,000	1,500,000
Loans payable – related parties – noncurrent portion	18	400,000	—	—
Convertible debt obligations, net of debt discount of $337,838 as of December 31, 2019	19	1,918,340	—	—
Deferred tax liability	13	1,317,779	434,198	794,009
Other non-current liabilities	20	25,147	—	3,653,045
Total Liabilities		12,810,585	6,105,477	11,017,649
Commitments and Contingencies
Stockholders’ Equity:
Contributed capital	21	26,846,043	16,460,431	11,626,159
Subscriptions receivable	21	(1,125,774)	—	—
Accumulated other comprehensive loss	2	(323,067)	(14,895)	(152,324)
Accumulated deficit		(6,130,926)	(5,071,564)	(4,757,031)
Treasury stock, at cost	21	(494,476)	(132,501)	—
Total Stockholders’ Equity		18,771,800	11,241,471	6,716,804
Total Liabilities and Stockholders’ Equity		$31,582,385	$17,346,948	$17,734,453

Genius Group Limited and Subsidiaries (pre IPO Group)
Genius Group Limited and Subsidiaries
Entrepreneur Resorts Limited and Subsidiaries
Combined Consolidated Statements of Operations and
Comprehensive Loss for the years ended December 31, 2019
and 2018
		For the Years Ended December 31,
	Note	2019	2018
Revenue	22	$9,949,057	$9,122,916
Cost of revenue		(5,120,969)	(3,938,199)
Gross profit		4,828,088	5,184,717
Operating (Expenses) Income
General and administrative	24	(7,102,720)	(6,259,429)
Depreciation and amortization		(47,537)	(59,343)
Other operating income	23	94,131	798,191
Bargain purchase gain	4	1,060,794	—
Gains (losses) from foreign currency transactions	2	31,704	(237,491)
Total operating expenses		(5,963,628)	(5,758,072)
Loss from operations		(1,135,540)	(573,355)
Other (Expense) Income
Interest (expense) income, net	25	(863,871)	121,428
Change in fair value of derivative liabilities	26	783,735	—
Total other income		(80,136)	121,428
Loss Before Income Tax		(1,215,676)	(451,927)
Income tax (expense) benefit	27	(94,877)	316,472
Net Loss		(1,310,553)	(135,455)
Other comprehensive (loss) income:
Foreign currency translation	2	(308,172)	137,429
Total Comprehensive Loss		$(1,618,725)	$1,974

Genius Group Limited and Subsidiaries (pre IPO Group)
Genius Group Limited and Subsidiaries
Entrepreneur Resorts Limited and Subsidiaries
Combined Consolidated Statements of Changes in
Stockholders’ Equity for the years ended December 31, 2019 and 2018
	Contributed Capital	Subscriptions Receivable	Accumulated Other Comprehensive Loss	Treasury Stock	Accumulated Deficit	Total Equity
Balance, January 1, 2018	$11,626,159	$—	$(152,324)	$—	$(4,757,031)	$6,716,804
Net loss	—	—	—	—	(135,455)	(135,455)
Foreign currency translation adjustments	—	—	137,429	—	—	137,429
Share issued for cash	1,049,781	—	—	—	—	1,049,781
Shares issued in satisfaction of liability	3,651,250	—	—	—	—	3,651,250
Share based compensation	133,241	—	—	—	—	133,241
Purchase of treasury shares	—	—	—	(263,501)	—	(263,501)
Resale of treasury shares	—			131,000		131,000
Dividends	—	—	—	—	(179,078)	(179,078)
Balance, December 31, 2018	16,460,431	—	(14,895)	(132,501)	(5,071,564)	11,241,471
Net loss	—	—	—	—	(1,310,553)	(1,310,553)
Foreign currency translation adjustments	—	—	(308,172)	—	—	(308,172)
Impact of Entrepreneurs Institute common control merger	6,400,000	—	—	—	398,748	6,798,748
Shares issued for cash	2,599,978	—	—	—	—	2,599,978
Shares issued for subscriptions receivable	1,125,774	(1,125,774)	—	—	—	—
Share based compensation	171,768	—	—	—	—	171,768
Purchase of treasury shares	—	—	—	(656,513)	—	(656,513)
Resale of treasury stock	88,092	—	—	294,538		382,630
Dividend	—	—	—	—	(147,557)	(147,557)
Balance December 31, 2019	$26,846,043	$(1,125,774)	$(323,067)	$(494,476)	$(6,130,926)	$18,771,800

Genius Group Limited and Subsidiaries (pre IPO Group)
Genius Group Limited and Subsidiaries
Entrepreneur Resorts Limited and Subsidiaries
Combined Consolidated Statements of Cash Flows for the
years ended December 31, 2019 and 2018
	For the Years Ended December 31,
	2019	2018
Cash Flows From Operating Activities
Net loss	$(1,310,553)	$(135,455)
Adjustments to reconcile net loss to net cash provided by (used) in operating activities:
Stock-based compensation	171,768	133,241
Depreciation and amortization	1,358,775	637,437
Bargain purchase gain	(1,060,794)	—
Amortization of deferred tax liability	(16,433)	—
Amortization of debt discount	580,049	—
(Gain) loss on foreign exchange transactions	(31,704)	237,491
Change in fair value of derivative liability	(783,735)	—
Deferred tax liability	84,046	(359,812)
Changes in operating assets and liabilities:	—
Accounts receivable	(557,044)	55,026
Prepaid expenses and other current assets	(699,189)	109,138
Inventory	(27,793)	19,368
Accounts payable	(138,625)	(572,266)
Accrued expenses and other current liabilities	290,219	(754,874)
Deferred revenue	833,050	373,059
Operating lease liability	(153,437)	—
Other non-current liabilities	22,323	—
Total adjustments	(128,524)	(122,192)
Net Cash Provided By (Used In) Operating Activities	(1,439,077)	(257,647)
Cash Flows From Investing Activities
Purchase of intangible assets	(423,959)	(424,599)
Purchase of equipment	(636,165)	(71,550)
Sale of equipment	3,545	35,624
Acquisition of Entrepreneurs Institute	(800,000)	—
Cash paid in Matla acquisition	(1)	—
Cash acquired in Matla acquisition	14,759	—
Purchase of investment in Health360	(373)	—
Purchase of investment in yougo.world	—	(27,792)
Net Cash Used In Investing Activities	(1,842,194)	(488,317)
Cash Flows From Financing Activities
Amount due to/from related party	48,066	68,465
Dividends paid	(147,557)	(179,078)
Purchase of treasury stock	(656,513)	(263,501)
Proceeds from sale of treasury stock	382,630	131,000
Proceeds from convertible debt, net of issuance costs	2,256,178	—
Convertible debt issuance costs	(134,151)	—
Proceeds from equity issuances, net of issuance costs	2,599,978	1,049,781
(Repayments) proceeds from loans payable	(218,572)	170,351
Net Cash Provided By Financing Activities	4,130,059	977,018
Effect of Exchange Rate Changes on Cash	(296,582)	(221,476)
Net Increase In Cash	552,206	9,578
Cash – Beginning of year	2,737,889	2,728,311
Cash – End of year	$3,290,095	$2,737,889
Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for interest	$—	$—
Non-Cash Investing and Financing Activities
Shares issued in satisfaction of non current liabilities	$—	$3,653,045
Debt discount for derivative liability	$783,735	$—
ROU asset for lease liability	$2,427,176	$—
Shares issued for subscription receivable	$1,125,774	$—
Shares issued for the acquisition of Entrepreneurs Institute	$6,400,000	$—
Loan payable for the acquisition of Entrepreneurs Institute	$800,000	$—

Genius Group Limited and Subsidiaries (pre IPO Group)
Genius Group Limited and Subsidiaries
Entrepreneur Resorts Limited and
Subsidiaries
Notes to Combined Consolidated Financial Statements
Note 1 — Business Organization and Nature of Operations
Genius Group Ltd is a limited company incorporated on November 30, 2015 and domiciled in Singapore. The registered office and principal of business of Genius Group is 8 Amoy Street, #01-01, Singapore 049950.
Genius Group Ltd operates through its subsidiaries, GeniusU Pte Ltd, which provides a full entrepreneur education system and management consultancy services, and Entrepreneurs Institute, which provides business development tools and management consultancy services to entrepreneurs.
Entrepreneur Resorts Limited and its subsidiaries (together, “Entrepreneur Resorts”) were incorporated in Seychelles on May 9, 2017, and represent a group of resorts, retreats and co-working cafes for entrepreneurs. Through its subsidiary, Entrepreneur Resorts Pte Ltd, Entrepreneur Resorts owns resorts in Bali and South Africa which run entrepreneur retreats and workshops. It also owns Genius Café, an entrepreneur beach club in Bali, and Genius Central Singapore Pte Ltd, an entrepreneur co-working hub in Singapore.
As of the December 31, 2019, 2018 and 2017, Genius Group Ltd and Entrepreneur Resorts are held under the common control of a shared director (the “Director”).
The accompanying combined consolidated financial statements of Genius Group Ltd and Entrepreneur Resorts (collectively, the “Pre-IPO Group”), after elimination of all intercompany accounts and transactions, present the historical combined consolidated statements of financial positions, operations and comprehensive loss, changes in stockholders’ equity, and cash flows of the Pre-IPO Group. These combined consolidated financial statements have been derived from the accounting records of Genius Group Ltd and Enterpreneur Resorts, and should be read in conjunction with the accompany notes hereto.
During January 2020, the World Health Organization declared the COVID 19 virus an international pandemic. The virus spread throughout the world with unfavorable stock market condition during the beginning of March 2020. During the end of March 2020, multiple countries went into a national enforced shut down. These lock downs put significant strain on the world economy and on companies worldwide. The Pre-IPO Group is maintaining tight fiscal discipline and is emphasizing its digital business given these conditions.
Note 2 — Summary of Significant Accounting Policies
Basis of Presentation
The accompanying combined consolidated financial statements have been prepared on the assumption that the Pre- IPO Group will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Pre-IPO Group is not expected to continue operations for the foreseeable future. The Pre-IPO Group’s ability to continue as a going concern for the foreseeable future involves significant judgment. As at December 31, 2019, the Pre-IPO Group has a cash balance of $3.2 million. During the years ended December 31, 2019 and 2018, the Pre-IPO Group incurred net losses of $1.3 million and $0.1 million respectively, used cash in operations of $0.2 million and $0.3 million respectively, and used cash for investing activities of $3.1 million and $0.5 million, respectively.
Historically, the Pre-IPO Group's primary source of funding has been through the issuance of debt and equity securities for cash, and the acquisition of complementary business to increase and expand the Pre-IPO

Note 2 — Summary of Significant Accounting Policies (continued)
Group’s revenue streams. While we believe that this success will continue, there can be no assurance of continued access to sources of significant equity or debt funding, or of the Pre-IPO Group’s ability to successfully close on the acquisition of profitable or synergistic businesses. We expect to fund operating costs of the Pre-IPO Group for the foreseeable future with cash on hand, with cash raised in connection with offerings of our securities, and through our continued growth through acquisitions. However, if these are unsuccessful, management believes that it can shift its focus from aggressive growth through acquisitions, (reducing related expenses and cash required for investments) to optimizing the profitability of its existing operations.
The combined consolidated financial statements have been prepared on the historical cost convention, unless otherwise stated in the accounting policies which follow and incorporate the principal accounting policies set out below. The presentation currency is US Dollars (“USD”).
The combined consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB. Given that these are the first combined consolidated financial statements of the Pre-IPO Group, the combined consolidated statement of financial position as of December 31, 2017 has been included for informational purposes.
Principles of Consolidation
The combined consolidated financial statements incorporate the financial statements of the Pre-IPO Group and all its subsidiaries. Subsidiaries are entities (including structured entities) which are controlled by the Pre-IPO Group. The Pre-IPO Group has control of an entity when it is exposed to or has rights to variable returns from involvement with the entity and it has the ability to affect those returns through use its power over the entity. The results of subsidiaries are included in the combined consolidated financial statements from the effective date of acquisition to the effective date of disposal. Adjustments are made when necessary to the financial statements of subsidiaries to bring their accounting policies in line with those of the Pre-IPO Group. All inter-company transactions, balances, and unrealized gains on transactions between combined and consolidated companies are eliminated in full upon consolidation. Unrealized losses on transactions between combined and consolidated companies are also eliminated upon consolidation unless the transaction provides evidence of an impairment of the asset transferred.
Business Combinations
The Pre-IPO Group accounts for business combinations using the acquisition method of accounting and has elected to do so for common control business combinations also. The cost of the business combination is measured as the aggregate of the fair values of assets given, liabilities incurred or assumed, and equity instruments issued. Costs directly attributable to the business combination are expensed as incurred, except the costs to issue debt which are amortized as part of the effective interest, and costs to issue equity which are included in stockholders’ equity.
Any contingent consideration is included in the cost of the business combination at fair value as at the date of acquisition. Subsequent changes to the assets, liability or equity which arise as a result of the contingent consideration are not affected against goodwill, unless they are valid measurement period adjustments. Otherwise, all subsequent changes to the fair value of contingent consideration that is deemed to be an asset or liability is recognized in either profit or loss or in other comprehensive income, in accordance with relevant IFRS. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within stockholders’ equity.
The acquiree’s identifiable assets, liabilities and contingent liabilities which meet the recognition conditions of IFRS 3 — Business Combinations (“IFRS 3”) are recognized at their fair values at acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 —  Non-current Assets Held For Sale and Discontinued Operations, which are recognized at fair value less costs to sell.

Note 2 — Summary of Significant Accounting Policies (continued)
Contingent liabilities are only included in the identifiable assets and liabilities of the acquiree where there is a present obligation at acquisition date.
On acquisition, the acquiree’s assets and liabilities are reassessed in terms of classification and are reclassified where the classification is inappropriate for Pre-IPO Group purposes. This excludes lease agreements and insurance contracts whose classification remains as per their inception date.
Non-controlling interests in the acquiree are measured on an acquisition-by-acquisition basis either at fair value or at the non- controlling interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. This treatment applies to non-controlling interests which are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation. All other components of non-controlling interests are measured at their acquisition date fair values unless another measurement basis is required by IFRS.
In cases where the Pre-IPO Group held a non-controlling shareholding in the acquiree prior to obtaining control, that interest is measured to fair value as at acquisition date. The measurement to fair value is included in profit or loss for the year. Where the existing shareholding was classified as an available-for-sale financial asset, the cumulative fair value adjustments recognized previously to other comprehensive income and accumulated in stockholders’ equity are recognized in profit or loss as a reclassification adjustment.
Goodwill is determined as the consideration paid, plus the fair value of any shares held prior to obtaining control, plus non-controlling interest and less the fair value of the identifiable assets and liabilities of the acquiree. If, in the case of a bargain purchase, the result of this formula is negative, then the difference is recognized directly in profit or loss.
Goodwill is not amortized but is tested on an annual basis for impairment. If goodwill is assessed to be impaired, that impairment is not subsequently reversed.
Goodwill arising on acquisition of foreign entities is considered an asset of the foreign entity. In such cases, the goodwill is translated to the functional currency of the Pre-IPO Group at the end of each reporting period with the adjustment recognized in equity through to other comprehensive income.
Significant Judgments and Use of Estimates
The preparation of combined consolidated financial statements in conformity with IFRS requires management, from time to time, to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These estimates and associated assumptions are based on experience and various other factors that are believed to be reasonable under these circumstances. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Critical judgements in applying accounting policies
Management did not make critical judgements in the application of accounting policies, apart from those involving estimations, which would significantly affect the financial statements.
Fair value estimation
Several assets and liabilities of the Pre-IPO Group are either measured at fair value or disclosure is made of their fair values. Observable market data is used as inputs to determine fair value, to the extent that such information is available.

Note 2 — Summary of Significant Accounting Policies (continued)
Cash and Cash Equivalents
For the purpose of the combined consolidated statement of cash flows, cash and cash equivalents consist of cash in hand, bank balances and short-term deposits with original maturity of three months or less.
Trade and other receivables
Trade and other receivables are recognized when the Pre-IPO Group becomes a party to the contractual provisions of the receivables. Trade and other receivables, are classified as financial assets subsequently measured at amortized cost, adjusted for any loss allowance. For receivables which contain a significant financing component, interest income is calculated using the effective interest method, and is included in profit or loss in investment income.
Inventories
Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.
The cost of inventories comprises of all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.
The cost of inventories of items that are not ordinarily interchangeable, and goods or services produced and segregated for specific projects, are assigned using specific identification of the individual costs.
The cost of inventories is assigned using the first-in, first-out (FIFO) formula. The same cost formula is used for all inventories having a similar nature and use to the entity.
When inventories are sold, the carrying amount of those inventories are recognized as cost of sales in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories arising from an increase in net realizable value are recognized as a reduction in the amount general and administrative expenses in the period in which the reversal occurs.
Property and Equipment
Property and equipment are tangible assets which the Pre-IPO Group holds for its own use and which are expected to be used for more than one year. An item of property and equipment is recognized as an asset when it is probable that future economic benefits associated with the item will flow to the Pre-IPO Group, and the cost of the item can be measured reliably. Property and equipment is initially measured at cost. Cost includes all of the expenditures which are directly attributable to the acquisition or construction of the asset, including the capitalization of borrowing costs on qualifying assets and adjustments in respect of hedge accounting, where appropriate.
Expenditures incurred subsequently for major services, additions to or replacements of parts of property and equipment are capitalized if it is probable that future economic benefits associated with the expenditure will flow to the Pre-IPO Group and the cost can be measured reliably. Day-to-day servicing costs are expensed as incurred. Subsequent to initial recognition, property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.
Increases in the carrying amounts arising on revaluation of land and buildings are recognized, net of tax, in other comprehensive income and accumulated in reserves in shareholders’ equity. To the extent that the

Note 2 — Summary of Significant Accounting Policies (continued)
increase reverses a decrease previously recognized in profit or loss, the increase is first recognized in profit or loss. Any decrease in an asset’s carrying amount, as a result of a revaluation, is recognized in profit or loss in the current year. Decreases that reverse previous increases of the same asset are first recognized in other comprehensive income to the extent of the accumulated other comprehensive income attributable to the asset; all other decreases are charged to profit or loss.
Depreciation of an asset commences when the asset is available for use as intended by management. Depreciation is charged to write off the asset’s carrying amount over its estimated useful life to its estimated residual value, using a method that best reflects the pattern in which the asset’s economic benefits are consumed by the Pre-IPO Group. Depreciation is not charged to an asset if its estimated residual value exceeds or is equal to its carrying amount. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale or derecognized.
The useful lives of items of property and equipment have been assessed as follows:
Category	Depreciation Method	Useful Life
Buildings	Straight line	20 years
Machinery	Straight line	5 years
Furniture and fixtures	Straight line	5 years
Motor vehicles	Straight line	5 years
Office equipment	Straight line	5 years
IT equipment	Straight line	3 – 5 years
Computer software	Straight line	2 – 8 years
Spa equipment, curtains, crockery, glassware and linen	Straight line	5 years

The residual value, useful life and depreciation method of each asset are reviewed at the end of each reporting year. If the expectations differ from previous estimates, the change is accounted for prospectively as a change in accounting estimate. The depreciation charge for each year is recognized in profit or loss unless it is included in the carrying amount of another asset.
An item of property or equipment is derecognized upon disposal or when no future economic benefits are expected from its continued use or disposal. Any gain or loss arising from the derecognition of an item of property or equipment, determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item, is included in profit or loss when the item is derecognized.
As of December 31, 2019, the Pre-IPO Group has $825,307 of construction in progress that has not yet been placed into service. No depreciation expense is recorded on construction in progress until such time as the assets are completed and placed into service.
Intangible Assets
An intangible asset is recognized when it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity and the cost of the asset can be measured reliably. Intangible assets are initially recognized at cost, less any accumulated amortization and any impairment losses. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.
Deferred development costs arising from development expenditures on the Pre-IPO Group website, GeniusU Platform (“GeniusU”), are recognized as an intangible asset when:

Note 2 — Summary of Significant Accounting Policies (continued)
➢
it is technically feasible to complete the asset so that it will be available for use or sale.

➢
there is an intention to complete and use or sell it.

➢
there is an ability to use or sell it.

➢
it will generate probable future economic benefits.

➢
there are available technical, financial and other resources to complete the development and to use or sell the asset.

➢
the expenditure attributable to the asset during its development can be measured reliably.

Amortization begins when development is complete, and the asset is available for use. Development costs are amortized based on a useful life of 5 years.
In addition, Entrepreneurs Institute developed content, customer relationships, and trade names and trademarks were recognized as part of the acquisition accounting in August 2019. Developed content is being amortized over ten years and customer relationships are being amortized over seven years. Trade names and trademarks have been determined to have an indefinite useful life. See Note 4 — Business Combinations.
Impairment of Long-Lived Assets
Impairment tests are performed on property and equipment when there is an indicator that they may be impaired. When the carrying amount of an item of property and equipment is assessed to be higher than the estimated recoverable amount, an impairment loss is recognized immediately in profit or loss to bring the carrying amount in line with the recoverable amount.
For intangible assets, reassessing the useful life of an intangible asset with a finite useful life after it was classified as indefinite is an indicator that the asset may be impaired. As a result, the asset is tested for impairment and the remaining carrying amount is amortized over its useful life.
Management assesses at each end of the reporting period whether there is any indication that an asset may be impaired. If any such indication exists, management estimates the recoverable amount of the asset. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs is determined.
The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs to sell and its value in use. If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss. An impairment loss of assets carried at cost less any accumulated depreciation or amortization is recognized immediately in profit or loss. Any impairment loss of a revalued asset is treated as a revaluation decrease.
Goodwill acquired in a business combination is, from the acquisition date, allocated to each of the cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units or groups of units. An impairment loss is recognized for cash-generating units if the recoverable amount of the unit is less than the carrying amount of the units. The impairment loss is allocated to reduce the carrying amount of the assets of the unit in the following order:
➢
first, to reduce the carrying amount of any goodwill allocated to the cash-generating unit and

➢
then, to the other assets of the unit, pro rata on the basis of the carrying amount of each asset in the unit.

An entity assesses at each reporting date whether there is any indication that an impairment loss recognized in prior periods for assets other than goodwill may no longer exist or may have decreased. If any such indication exists, the recoverable amounts of those assets are estimated.

Note 2 — Summary of Significant Accounting Policies (continued)
The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior periods.
A reversal of an impairment loss of assets carried at cost less accumulated depreciation or amortization other than goodwill is recognized immediately in profit or loss. Any reversal of an impairment loss of a revalued asset is treated as a revaluation increase.
Financial Instruments
Financial instruments held by the Pre-IPO Group are classified in accordance with the provisions of IFRS 9 —  Financial Instruments. Broadly, the classification possibilities, which were adopted by the Pre-IPO Group in 2019, as applicable, are as follows:
Financial assets which are equity instruments:
➢
Mandatorily at fair value through profit or loss; or

➢
Designated as at fair value through other comprehensive income. (This designation is not available to equity instruments which are held for trading or which are contingent consideration in a business combination).

Financial assets which are debt instruments:
➢
Amortized cost. (This category applies only when the contractual terms of the instrument give rise, on specified dates, to cash flows that are solely payments of principal and interest on principal, and where the instrument is held under a business model whose objective is met by holding the instrument to collect contractual cash flows); or

➢
Mandatorily at fair value through profit or loss. (This classification automatically applies to all debt instruments which do not qualify as at amortized cost or at fair value through other comprehensive income); or

➢
Designated at fair value through profit or loss. (This classification option can only be applied when it eliminates or significantly reduces an accounting mismatch;

Financial liabilities:
➢
Amortized cost;

➢
Mandatorily at fair value through profit or loss. (This applies to contingent consideration in a business combination or to liabilities which are held for trading); or

➢
Designated at fair value through profit or loss. (This classification option can be applied when it eliminates or significantly reduces an accounting mismatch;

➢
the liability forms part of a group of financial instruments managed on a fair value basis; or it forms part of a contract containing an embedded derivative and the entire contract is designated as at fair value through profit or loss).

Trade and other receivables
Trade and other receivables, including amounts due from related parties, are classified as financial assets subsequently measured at amortized cost. They have been classified in this manner because their contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding, and the Pre-IPO Group’s business model is to collect the contractual cash flows on trade and other receivables.

Note 2 — Summary of Significant Accounting Policies (continued)
Trade and other receivables are recognized when the Pre-IPO Group becomes a party to the contractual provisions of the receivables. They are measured, at initial recognition, at fair value plus transaction costs, if any and are subsequently measured at amortized cost. The amortized cost is the amount recognized on the receivable initially, minus principal repayments, plus cumulative amortization (interest) using the effective interest method of any difference between the initial amount and the maturity amount, adjusted for any loss allowance.
A loss allowance for expected credit losses is recognized on trade and other receivables and is updated at each reporting date. The Pre-IPO Group measures the loss allowance for trade and other receivables at an amount equal to lifetime expected credit losses (“lifetime ECL”), which represents the expected credit losses that will result from all possible default events over the expected life of the receivable.
A provision matrix is used as a practical expedient to the determination of expected credit losses on trade and other receivables. The provision matrix is based on the Pre-IPO Group’s historic credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current and forecasted direction of conditions at the reporting date, including the time value of money, where appropriate.
The loss allowance is calculated on a collective basis for all trade and other receivables in totality. An impairment gain or loss is recognized in profit or loss with a corresponding adjustment to the carrying amount of trade and other receivables, through use of a loss allowance account. The impairment loss is included in operating expenses as a movement in credit loss allowance.
Receivables are written off when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, e.g., when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Receivables written off may still be subject to enforcement activities under the Pre-IPO Group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in profit or loss.
Investments in equity instruments
Investments in equity instruments are presented in Note 10, Investments at Fair Value. Investments in equity instruments are designated as mandatorily at fair value through profit or loss. As an exception to this classification, the Pre-IPO Group may make an irrevocable election, on an instrument-by-instrument basis, and on initial recognition, to designate certain investments in equity instruments as at fair value through other comprehensive income. The designation as at fair value through other comprehensive income is never made on investments which are either held for trading or contingent consideration in a business combination.
Investments in equity instruments are recognized when the Pre-IPO Group becomes a party to the contractual provisions of the instrument. The investments are measured, at initial recognition, at fair value. Transaction costs are added to the initial carrying amount for those investments which have been designated as at fair value through other comprehensive income. All other transaction costs are recognized in profit or loss.
Investments in equity instruments are subsequently measured at fair value with changes in fair value recognized either in profit or loss or in other comprehensive income (and accumulated in equity in the reserve for valuation of investments), depending on their classification. Fair value gains or losses recognized on investments at fair value through profit or loss are included in other operating gains (losses).
Dividends received on equity investments are recognized in profit or loss when the Pre-IPO Group’s right to receive the dividends is established, unless the dividends clearly represent a recovery of part of the cost of the investment. Dividends are included in investment income.
Investments in equity instruments are not subject to impairment provisions.

Note 2 — Summary of Significant Accounting Policies (continued)
The gains or losses which accumulated in equity in the reserve for valuation of investments for equity investments at fair value through other comprehensive income are not reclassified to profit or loss on derecognition of the related investment. Instead, the cumulative amount is transferred directly to retained earnings.
Trade and other payables
Trade and other payables, excluding VAT and amounts received in advance, are classified as financial liabilities subsequently measured at amortized cost. They are recognized when the Pre-IPO Group becomes a party to the contractual provisions, and are measured, at initial recognition, at fair value plus transaction costs, if any, and are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.
If trade and other payables contain a significant financing component, and the effective interest method results in the recognition of interest expense, then it is included in profit or loss. Trade and other payables expose the Pre-IPO Group to liquidity risk and possibly to interest rate risk. Refer to Note 29, Financial Risk Management, for details of risk exposure and management thereof.
Loans payable and convertible debt
Loans payable are recognized when the Pre-IPO Group becomes a party to the contractual provisions of the loan and are classified as financial liabilities subsequently measured at amortized cost.
The loans are measured, at initial recognition, at fair value plus transaction costs, if any, and are subsequently measured at amortized cost using the effective interest method. Interest expense, calculated on the effective interest method, is included in profit or loss. Borrowings expose the Pre-IPO Group to liquidity risk. Refer to Note 29, Financial Risk Management, for details of risk exposure and management thereof.
Convertible debt is bifurcated into its liability component and equity or derivative liability component at the date of issue, in accordance with the substance of the debt agreements. Conversion options that are bifurcated as derivative liabilities are recorded as a debt discount, which is amortized over the term of the related debt. Derivative liabilities are recorded at fair value at issuance and are marked-to-market at each statement of financial position date.
Income Taxes
Current income taxes
Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.
Current income taxes are recognized in profit or loss except to the extent that the tax relates to items recognized outside profit or loss, either in other comprehensive income or directly in equity. Management evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.
Deferred taxes
A deferred tax asset or liability is recognized for all taxable temporary differences, except to the extent that the deferred tax asset or liability arises from the initial recognition of an asset or liability in a transaction which at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

Note 2 — Summary of Significant Accounting Policies (continued)
A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. A deferred tax asset is recognized for the carry forward of unused tax losses and unused Secondary Tax on Companies (“STC”) credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused STC credits can be utilized.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.
Current and deferred taxes are recognized as income or an expense and included in profit or loss for the period, except to the extent that the tax arises from:
➢
a transaction or event which is recognized, in the same or a different period, to other comprehensive income, or

➢
a business combination.

Current tax and deferred taxes are charged or credited to other comprehensive income if the tax relates to items that are credited or charged, in the same or a different period, to other comprehensive income.
Current tax and deferred taxes are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly in equity.
On January 1, 2019, the Company adopted an amendment to IAS 12 “Income Tax” published in December 2017 and such adoption did not have a material impact on the Company's financial statements.
Leases
The Pre-IPO Group adopted IFRS 16, Leases (“IFRS 16’) on January 1, 2019. Prior period comparative information has not been restated and continues to be reported on the basis of IAS 17, Leases (“IAS 17”), the accounting standard in effect for the prior periods. Refer to the Note 3, Recently Adopted Accounting Policies, regarding the impact of the adoption of IFRS 16 on these combined consolidated financial statements.
Management assesses whether a contract is or contains a lease at the inception of the contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
In order to assess whether a contract is or contains a lease, management determines whether the asset under consideration is “identified”, which means that the asset is either explicitly or implicitly specified in the contract and that the supplier does not have a substantial right of substitution throughout the period of use. Once management has concluded that the contract includes an identified asset, the right to control the use thereof is considered. To this end, control over the use of an identified asset only exists when the Pre-IPO Group has the right to substantially all of the economic benefits from the use of the asset as well as the right to direct the use of the asset.
Pursuant to IFRS 16, a lease liability and corresponding right-of-use asset are recognized at the lease commencement date for all lease agreements for which the Pre-IPO Group is a lessee. Details of leasing arrangements where the Pre-IPO Group is a lessee are presented in Note 9, Right of Use Asset and Lease Liability.
Right-of-use assets
Right-of-use assets are presented as a separate line item on the combined consolidated statement of financial position. Lease payments included in the measurement of the lease liability comprise the following:

Note 2 — Summary of Significant Accounting Policies (continued)
➢
the initial amount of the corresponding lease liability;

➢
any lease payments made at or before the commencement date;

➢
any initial direct costs incurred;

➢
any estimated costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, when the Pre-IPO Group incurs an obligation to do so, unless these costs are incurred to produce inventories; and

➢
less any lease incentives received.

Right-of-use assets are subsequently measured at cost less accumulated depreciation and impairment losses. Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. However, if a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Pre-IPO Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. Depreciation starts at the commencement date of a lease.
For right-of-use assets which are depreciated over their useful lives, the useful lives are determined consistently with items of the same class of property and equipment. Refer to the accounting policy for property and equipment for details of useful lives.
The residual value, useful life and depreciation method of each asset are reviewed at the end of each reporting year. If the expectations differ from previous estimates, the change is accounted for prospectively as a change in accounting estimate. Each part of a right-of-use asset with a cost that is significant in relation to the total cost of the asset is depreciated separately. The depreciation charge for each year is recognized in profit or loss unless it is included in the carrying amount of another asset.
Lease liability
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Pre-IPO Group uses its incremental borrowing rate.
Lease payments included in the measurement of the lease liability comprise the following:
➢
fixed lease payments, including in-substance fixed payments, less any lease incentives;

➢
variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;

➢
the amount expected to be payable by the Pre-IPO Group under residual value guarantees;

➢
the exercise price of purchase options, if the Pre-IPO Group is reasonably certain to exercise the option;

➢
lease payments in an optional renewal period if the Pre-IPO Group is reasonably certain to exercise an extension option, and

➢
penalties for early termination of a lease, if the lease term reflects the exercise of an option to terminate the lease.

Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability (or right-of-use asset). The related payments are recognized as an expense in the period incurred and are included in operating expenses. The lease liability is presented as a separate line item on the combined consolidated statement of financial position. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect lease payments made. Interest charged on the lease liability is included in interest expense on the accompany combined consolidated statements of operations and comprehensive loss.

Note 2 — Summary of Significant Accounting Policies (continued)
Management remeasures the lease liability when:
➢
there has been a change to the lease term, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;

➢
there has been a change in the assessment of whether the Pre-IPO Group will exercise a purchase, termination or extension option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;

➢
there has been a change to the lease payments due to a change in an index or a rate, in which case the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used);

➢
there has been a change in expected payment under a residual value guarantee, in which case the lease liability is remeasured by discounting the revised lease payments using the initial discount rate;

➢
a lease contract has been modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised payments using a revised discount rate.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of- use asset or is recognized in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
Leases accounted for under IAS 17
Pursuant to IAS 17, a lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership. For leases classified as finance leases, the property is capitalized as leasehold property and is depreciated over the lease term. Leased assets are depreciated over the shorter of their expected useful lives and the lease term.
Finance leases are recognized as assets and liabilities in the combined consolidated statement of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding liability to the lessor is included in the combined consolidated statement of financial position as a finance lease obligation.
The discount rate used in calculating the present value of the minimum lease payments is the interest rate determined to be applicable to the company based on prevailing market rates at the commencement of the lease in the relevant location, adjusted to reflect risk regarding credit risk profile, term, security and amounts borrowed. The interest rates used are 11.25% for South Africa and 2.7% for Singapore. The lease payments are apportioned between the finance charge and reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate on the remaining balance of the liability.
Operating lease payments are recognized as an expense on a straight-line basis over the lease term. The difference between the amounts recognized as an expense and the contractual payments are recognized as an operating lease asset. This liability is not discounted. Any contingent rents are expensed in the period they are incurred.
Contributed Capital and Equity
Contributed capital represents the aggregate shareholder investment in Genius Group Ltd and Entrepreneur Resorts.

Note 2 — Summary of Significant Accounting Policies (continued)
Revenue from Contracts with Customers
The Pre-IPO Group recognizes revenue from the following major sources:
➢
Digital education platform

➢
In person education courses

➢
Sales of goods — retail

➢
Service revenue

Revenue is measured based on the consideration to which the Pre-IPO Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. Revenue is recognized when the Pre-IPO Group satisfies a performance obligation by transferring a promised good or service to the customer, which is when the customer obtains control of the good or service. A performance obligation may be satisfied at a point in time or over time. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.
Revenue is recognized when the goods or services are delivered to the customer and all criteria for acceptance have been satisfied. For sales of goods to retail customers, revenue is recognized at the point in time when control of the goods has transferred, being at the point the customer purchases accommodation, food, beverages, and spa treatments at a resort or cafe. Payment of the transaction price is due immediately at the point the customer purchases the goods.
For services, including education services, revenue is recognized over the period of time that the service is rendered.
The timing of the Pre-IPO Group’s revenue recognition may differ from the timing of payment by its customers. A receivable is recorded when revenue is recognized prior to payment and the Pre-IPO Group has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Pre-IPO Group records deferred revenue until the performance obligations are satisfied.
Borrowing Costs
Borrowing costs are recognized as an expense in the period in which they are incurred.
Foreign Currency Transactions
The Pre-IPO Group’s reporting currency is the United States (“U.S.”) dollar. The functional currencies of the Genius Group Ltd and its subsidiaries are their local currencies (Singapore dollar and British pound) and the functional currency of Entrepreneur Resorts and its subsidiaries are their local currencies (Singapore dollar, South African Rand, and Indonesian Rupiah). The Pre-IPO Group engages in foreign currency denominated transactions with customers and suppliers, as well as between subsidiaries with different functional currencies. Gains and losses resulting from transactions denominated in non-functional currencies are recognized in earnings.
At the end of the reporting period, assets and liabilities are translated into U.S. dollars using the exchange rate at the balance sheet date and revenue and expense accounts are translated at a weighted average exchange rate for the period or for the year then ended. Resulting translation adjustments are made directly to accumulated other comprehensive income.
Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period, or in previous combined consolidated financial statements, are recognized in profit or loss in the period in which they arise.

Note 2 — Summary of Significant Accounting Policies (continued)
When a gain or loss on a non-monetary item is recognized to other comprehensive income and accumulated in equity, any exchange component of that gain or loss is recognized to other comprehensive income and accumulated in equity. When a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss. Cash flows arising from transactions in a foreign currency are recorded in U.S. Dollars by applying to the foreign currency amount the exchange rate between the U.S. Dollar and the foreign currency at the date of the cash flow.
Stock Based Compensation
For service-based awards, compensation expense is measured at the grant date based on the fair value of the award and is recognized on a straight-line basis over the requisite service period, which is typically the vesting period.
Note 3 — Recent Accounting Pronouncements
Recently Adopted Accounting Standards
Standard/Interpretation	Effective Date
Plan Amendment, Curtailment or Settlement – Amendments to IAS 19	January 1, 2019
Long-term Interests in Joint Ventures and Associates – Amendments to IAS 28	January 1, 2019
Prepayment Features with Negative Compensation – Amendment to IFRS 9	January 1, 2019
Amendments to IFRS 3 Business Combinations: Annual Improvements to IFRS 2015 – 2017 cycle	January 1, 2019
Amendments to IFRS 11 Joint Arrangements: Annual Improvements to IFRS 2015 – 2017 cycle	January 1, 2019
Amendments to IAS 12 Income Taxes: Annual Improvements to IFRS 2015 – 2017 cycle	January 1, 2019
Amendments to IAS 23 Borrowing Costs: Annual Improvements to IFRS 2015 – 2017 cycle	January 1, 2019
IFRS 16 Leases	January 1, 2019

The adoption of the standards above did not materially impact the Pre-IPO Group’s combined consolidated financial statements.

Recent Accounting Standards Not Yet Adopted
Standard/Interpretation	Effective for periods beginning on or after
Amendments to References to the Conceptual Framework in IFRS Standards	January 1, 2020
Amendments to FRS 1 and FRS 8 Definition of Material	January 1, 2020
Amendments to IFRS 3 Definition of a Business	January 1, 2020
Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform	January 1, 2020
Amendment to IFRS 16 COVID-19 Related Rent Concessions	June 1, 2020
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2	January 1, 2021
Amendments to IFRS 3 Reference to the Conceptual Framework Relating to Business Combinations	January 1, 2022
Amendments to IAS 37 Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
Annual Improvements to IFRS Standards 2018-2020	January 1, 2022
Amendments to IAS 16 Property, Plant and Equipment – Proceeds before Intended Use	January 1, 2022
Amendments to IAS 1 Classification of Liabilities as Current or Non-current	January 1, 2023
Amendments to IFRS 17 Insurance Contracts	January 1, 2023

The Pre-IPO Group expects that the adoption of the standards above will have no material impact on the combined consolidated financial statements in the year of initial application.
Note 4 — Business Combinations
The Pre-IPO Group continues to make acquisitions to accelerate the revenue and profitability growth of the group, to add valuable assets to the group portfolio, and to fulfill management’s vision for the business — in terms of both positive impact on customers and shareholder value. The Pre-IPO Group believes that the acquisitions will further enhance the efficiency of the group and will add value through synergies and leverage.
Genius Group Ltd’s Acquisition of Entrepreneurs Institute
On August 30, 2019, Genius Group Ltd acquired 100% of the voting equity interest of Entrepreneurs Institute, an entity under common control with Genius Group Ltd, for $8,000,000 of purchase consideration, including $6,400,000 of Genius Group Ltd ordinary shares, $800,000 of cash and a $800,000 non-interest bearing note payable to the sellers with $400,000 payable on each of the first and second anniversaries of the acquisition date. Entrepreneurs Institute operates a suite of entrepreneur assessment tools.
Below is a summary of the allocation of the purchase consideration to the fair value of the assets and liabilities associated with Entrepreneurs Institute at acquisition.

Note 4 — Business Combinations (continued)
Amount
Cash & equivalents	$159,000
Accounts receivable	984,000
Advances to affiliates	830,000
Prepaid expenses	468,000
Trade names and trade marks	2,530,000
Developed content	2,460,000
Customer relationships	350,000
Goodwill	3,655,567
Other assets	9,000
Total acquired assets	11,445,567
Less: Acquired liabilities
Accounts payable	(566,000)
Accrued expenses	(58,000)
Deferred tax liability	(597,567)
Deferred revenue	(2,224,000)
Net assets acquired	$8,000,000

Goodwill of $3,655,567 arising from the acquisition consists largely of the synergies and economies of scale expected from combining the operations of the entities, as well as from intangible assets which did not qualify for separate recognition. The goodwill is not deductible for income tax purposes.
Entrepeneurs Institute's financial results for the years ended December 31, 2019 and 2018 are fully included in the combined consolidated financial results because it was an entity under common control with Genius Group Limited. Accordingly, it isn't necessary to disclose pro forma combined results for those periods.
Entrepreneur Resorts’ Acquisition of Matla Game Lodge
On August 22, 2019, Entrepreneur Resorts acquired 100% of the voting equity interest of Matla Game Lodge Proprietary Limited (“Matla”) for $1 of cash purchase consideration. Matla became one of the Genius Group Ltd’s campuses. The Pre-IPO Group recognized a $1,060,794 bargain purchase gain on the acquisition date to the fact that the fair value of Matla’s net assets exceeded the purchase price. The seller agreed to sell the property for purchase consideration that was less than the property’s fair value because recurring losses resulting from operating restrictions imposed by the land lease had negatively impacted the seller’s cash flows. Entrepreneur Resorts management has determined that the impact of these operating restrictions on the Entrepreneur Resorts business are mitigated by synergies provided by Entrepreneur Resorts business association with Genius Group Ltd and the operation of Entrepreneur Resorts’ existing Tau Game lodge (“Tau”).
Below is a summary of the fair value of the assets and liabilities associated with Matla at acquisition.

Note 4 — Business Combinations (continued)
Amount
Cash & equivalents	$14,759
Buildings	975,008
Right of use asset	166,925
Other property and equipment	290,865
Other assets	9,888
Total acquired assets	1,457,445
Less: Acquired liabilities
Accounts payable	(8,499)
Lease liability	(166,925)
Deferred tax liability	(218,402)
Other liabilities	(2,824)
Net assets acquired	$1,060,795

No pro forma operating results for the years ended December 31, 2019 and 2018 are disclosed herein because Matla's operating results for those periods isn't material to the presented combined consolidated operating results.
Note 5 — Due from Related Party
Due from related parties at December 31, 2019, 2017 and 2017 represents amounts receivable from entities that are controlled by a director of the Pre-IPO Group. The receivables are unsecured, bear no interest and are due on demand.
Note 6 — Inventories
As of December 31, 2019, 2018 and 2017, inventories consist of:
	December 31,
	2019	2018	2017
Food and beverage	$47,224	$31,179	$31,720
Merchandise	65,098	50,593	63,839
Consumables	7,194	9,951	15,532
Total inventories	$119,516	$91,723	$111,091

Note 7 — Prepaid Expenses and Other Current Assets
As of December 31, 2019, 2018 and 2017, prepaid expenses and other current assets consist of:
	December 31,
	2019	2018	2017
Prepaid expenses	$832,280	$313,687	$381,003
Deposits	223,718	32,724	40,311
Other receivables	9,037	5,791	43,667
Total	$1,065,035	$352,202	$464,981

Note 8 — Property and Equipment
Property and equipment consist of the following as of December 31, 2019, 2018 and 2017:
	As of December 31,
	2019			2018			2017
	Cost	Accumulated Depreciation	Carrying Value	Cost	Accumulated Depreciation	Carrying Value	Cost	Accumulated Depreciation	Carrying Value
Land	$1,486,718	$—	$1,486,718	$1,486,453	$—	$1,486,453	$1,487,006	$—	$1,487,006
Buildings	3,774,580	(344,035)	3,430,545	3,626,765	(178,674)	3,448,091	3,661,836	(29,689)	3,632,147
Leasehold property	3,373,869	(2,354,975)	1,018,894	2,667,723	(1,835,721)	832,002	2,639,967	(1,654,434)	985,533
Plant and machinery	167,428	(71,509)	95,919	77,663	(64,273)	13,390	74,288	(64,273)	10,015
Furniture and fixtures	450,618	(219,166)	231,452	436,246	(196,487)	239,759	436,246	(150,094)	286,152
Motor vehicles	356,094	(220,244)	135,850	285,303	(211,248)	74,055	250,038	(193,667)	56,371
Office equipment	23,700	(10,909)	12,791	7,256	(5,897)	1,359	7,256	(5,109)	2,147
IT equipment	113,630	(71,190)	42,440	94,948	(58,933)	36,015	89,794	(45,169)	44,625
Computer software	4,456	(4,456)	—	4,456	(4,456)	—	4,456	(2,228)	2,228
Spa equipment, curtains. crockery, glassware and linen	257,094	(137,598)	119,496	248,188	(117,887)	130,301	248,188	(85,693)	162,495
Construction in progress	825,307	—	825,307	—	—	—	—	—	—
Total	$10,833,494	$(3,434,082)	$7,399,412	$8,935,001	$(2,673,576)	$6,261,425	$8,899,075	$(2,230,356)	$6,668,719

Reconciliation of property and equipment — 2019
	Opening Balance	Additions	Disposals	Depreciation	Net Carrying Value
Land	$1,486,453	$265	$—	$—	$1,486,718
Buildings	3,448,091	147,815	—	(165,361)	3,430,545
Leasehold property	832,002	706,146	—	(519,254)	1,018,894
Plant and machinery	13,390	93,074	(3,309)	(7,236)	95,919
Furniture and fixtures	239,759	14,372	—	(22,679)	231,452
Motor vehicles	74,055	70,791	—	(8,996)	135,850
Office equipment	1,359	16,658	(214)	(5,012)	12,791
IT equipment	36,015	18,682	—	(12,257)	42,440
Spa equipment, curtains. crockery, glassware and	130,301	8,928	(22)	(19,711)	119,496
Construction in progress	—	825,307	—	—	825,307
Total	$6,261,425	$1,902,038	$(3,545)	$(760,506)	$7,399,412

Reconciliation of property and equipment — 2018
During the years ended December 31, 2019 and 2018, $712,969 and $383,877 of property and equipment depreciation, respectively, was recorded as cost of revenue, and $47,537 and $59,343, respectively, is included in depreciation and amortization on the accompanying statements of operations and comprehensive loss.

Note 8 — Property and Equipment (continued)
	Opening Balance	Additions	Disposals	Depreciation	Net Carrying Value
Land	$1,487,006	$—	$(553)	$—	$1,486,453
Buildings	3,632,147	—	(35,071)	(148,985)	3,448,091
Leasehold property	985,533	27,756	—	(181,287)	832,002
Plant and machinery	10,015	3,375	—	—	13,390
Furniture and fixtures	286,152	—	—	(46,393)	239,759
Motor vehicles	56,371	35,265	—	(17,581)	74,055
Office equipment	2,147	—	—	(788)	1,359
IT equipment	44,625	5,154	—	(13,764)	36,015
Computer software	2,228	—	—	(2,228)	—
Spa equipment, curtains. crockery, glassware and	162,495	—	—	(32,194)	130,301
Construction in progress	—	—	—	—	—
Total	$6,668,719	$71,550	$(35,624)	$(443,220)	$6,261,425

Note 9 — Right of Use Asset and Lease Liability
Net carrying amounts of right-of-use assets
The carrying amounts of right-of-use assets are as follows:
	As of December 31,
	2019	2018	2017
Right of use asset – buildings	$1,378,312	$—	$—
Right of use asset – office space	58,412	—	—
Right of use asset – leaseholds	992,410	—	—
Accumulated depreciation on right of use assets	(235,061)	—	—
Right of use asset, net	$2,194,073	$—	$—

During the year ended December 31, 2019, the Pre-IPO Group recorded depreciation of right-of-use assets of $235,061 which is included in cost of revenue on the accompanying statements of operations and comprehensive loss.

Note 9 — Right of Use Asset and Lease Liability (continued)
Lease liabilities
The maturity analysis of lease liabilities is as follows:
	As of December 31,
	2019	2018	2017
Within one year	$544,551	$—	$—
Two to five years	1,214,787	—	—
Thereafter	15,534,632	—	—
	17,293,970	—	—
Less: finance charges component	(15,020,231)	—	—
	$2,273,739	$—	$—
Lease liabilities, current	$544,551	$—	$—
Lease liabilities, non-current	1,729,188	—	—
	$2,273,739	$—	$—

Note 10 — Investments at Fair Value
As of December 31, 2019, 2018 and 2017, investments at fair value consist of:
	As of December 31,
	2019	2018	2017
Investments: Investments in YouGo World	$28,155	$27,792	$—
Other investments	371	—	—
Total	$28,526	$27,792	$—

On September 11, 2017, the Pre-IPO Group entered into an agreement to purchase a 2.5% interest in yougo.world ltd., a start-up company focusing on mixed reality platforms, content and services. The investment was funded in 2018.
Note 11 — Goodwill
Changes in goodwill are as follows during the years ended December 31, 2019 and 2018:
Balance as of December 31, 2017	$6,333,290
Additions	—
Balance as of December 31, 2018	6,333,290
Additions – acquisition of Entrepreneurs Institute	3,655,567
Balance as of December 31, 2019	$9,988,857

See Note 4 — Business Combinations for additional details related to the Entrepreneurs Institute goodwill.
Goodwill is allocated to the Pre-IPO Group’s cash-generating units. The recoverable amounts of these cash-generating units have been determined based on value in use calculations. Other assumptions included in value

Note 11 — Goodwill (continued)
in use calculations are closely linked to entity-specific key performance indicators. Management believes that any reasonably possible change in the key assumptions on which recoverable amounts are based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating units.
Note 12 — Intangible Assets
The Pre-IPO Group’s intangible asset consists of costs incurred in connection with the development of the Pre-IPO Group’s digital education software platform.
A reconciliation of intangible assets for the years ended December 31, 2019 and 2018 is as follows:
	Balance at December 31, 2018	Software Development Additions	Purchase of Intangibles	Amortization Expense	Foreign Currency Translation	Balance at December 31, 2019
GeniusU software platform	1,103,705	423,959	—	—	35,529	1,563,193
Entrepreneurs Institute acquired:
Developed content	—	—	2,460,000	—	—	2,460,000
Trade names/marks	—	—	2,530,000	—	—	2,530,000
Customer relationships	—	—	350,000	—	—	350,000
Accumulated amortization	(358,067)	—	—	(365,166)	(14,248)	(737,481)
Net carrying value	745,638	423,959	5,340,000	(365,166)	21,281	6,165,712

	Balance at December 31, 2017	Software Development Additions	Amortization Expense	Foreign Currency Translation	Balance at December 31, 2018
GeniusU software platform	$719,335	$424,599	$—	$(40,229)	$1,103,705
Accumulated amortization	(175,526)	—	(194,217)	11,676	(358,067)
Net carrying value	$543,809	$424,599	$(194,217)	$(28,553)	$745,638

During the year ended December 31, 2019, the Pre-IPO Group recorded amortization of intangible assets in the amount of $365,166 and $194,217, respectively, which is included in cost of revenue on the accompanying statements of operations and comprehensive loss.

Note 13 — Deferred Tax Assets and Liabilities
Deferred tax assets and (liabilities) as of December 31, 2019, 2018, and 2017 and the related activity for the years ended December 31, 2019 and 2018 are as follows:
	Balance December 31, 2018	Recognized In Business Combinations	Recognized In Provision For Income Taxes	Balance December 31, 2019
Non-current assets:
Intangible assets	$—	$(907,800)	$16,433	$(891,367)
Property, plant, and equipment	(853,231)	(218,402)	66,628	(1,005,005)
Other	—	—	—	—
	(853,231)	(1,126,202)	83,061	(1,896,372)
Current assets:
Receivables	—	—	—	—
Prepaid expenses	(1,536)	—	1,536	—
Other	(70,427)	—	58,718	(11,709)
	(71,963)	—	60,254	(11,709)
Current liabilities:
Depreciation	—	—	—	—
Income in Advance	117,378	—	(12,270)	105,108
Tax Losses	373,618	310,233	(198,657)	485,194
	490,996	310,233	(210,927)	590,302
Net deferred tax assets and (liabilities)	$(434,198)	$(815,969)	$(67,612)	$(1,317,779)
	Balance December 31, 2017	Recognized In Business Combinations	Recognized In Provision For Income Taxes	Balance December 31, 2018
Non-current assets:
Intangible assets	$—	$—	$—	$—
Property, plant, and equipment	(794,009)	—	(59,222)	(853,231)
Other	—	—	—	—
	(794,009)	—	(59,222)	(853,231)
Current assets:
Receivables	—	—	—	—
Prepaid expenses	—	—	(1,536)	(1,536)
Other	—	—	(70,427)	(70,427)
	—	—	(71,963)	(71,963)
Current liabilities:
Depreciation	—	—	—	—
Income in Advance	—	—	117,378	117,378
Tax Losses	—	—	373,618	373,618
	—	—	490,996	490,996
Net deferred tax assets and (liabilities)	$(794,009)	$—	$359,811	$(434,198)

Note 13 — Deferred Tax Assets and Liabilities (continued)
Unused tax losses for which no deferred tax assets have been recognized as of December 31, 2019 and 2018 are as follows:
	Years Ended December 31,
	2019	2018
Unused tax losses for which no deferred tax assets has been recognized	$4,141,417	$2,066,368
Potential tax benefit of such unused tax losses at applicable statutory tax rates	$784,847	$351,283
Management has evaluated and concluded that there were no material uncertain tax positions requiring recognition in the Pre-IPO Group’s financial statements as of December 31, 2019 and 2018.
No tax audits were commenced or were in process during the years ended December 31, 2019 and 2018 and no tax related interest or penalties were incurred during those years.
Note 14 — Other Non-Current Assets
Other non-current assets consist of non-current prepaid rent expense of $0, $43,393 and $20,637 as of December 31, 2019, 2018 and 2017, respectively.
Note 15 — Accrued Expenses and Other Current Liabilities
As of December 31, 2019, 2018 and 2017, accrued expenses and other current liabilities consist of:
	December 31,
	2019	2018	2017
Accrued expenses	$275,258	$193,685	$1,003,517
North West Parks Board	986,516	755,315	783,563
Other taxation payable	135,381	150,411	89,203
VAT	33,938	48,283	3,930
Sundry payables	11,497	10,992	—
Total	$1,442,590	$1,158,686	$1,880,213

The North West Parks Board accrual represents the amounts owed related to the Pre-IPO Group’s Tau Game Lodge land lease.
Note 16 — Deferred Revenue
As of December 31, 2019, 2018 and 2017, deferred revenue consists of:
	As of December 31,
	2019	2018	2017
Advance bookings for lodges	$399,291	$310,329	$161,880
Membership fees paid in advance	2,724,427	1,754,024	1,666,949
Other prepaid income	107,713	330,772	197,265

Note 16 — Deferred Revenue (continued)
	As of December 31,
	2019	2018	2017
Total	$3,231,431	$2,395,125	$2,026,094

Note 17 — LOANS PAYABLE
As of December 31, 2019, 2018 and 2017, loans payable consisted of:
	As of December 31,
	2019	2018	2017
Loans payable – current portion	$64,379	$—	$—
Loans payable – non-current portion	1,217,509	1,500,000	1,500,000
Total	$1,281,888	$1,500,000	$1,500,000

In 2017, the Pre-IPO Group purchased shares of an entity for consideration of $4,000,000 in cash and through the issuance of an unsecured loan in the amount of $1,500,000 which bears interest at rates per annum as agreed upon by the parties from time to time. The loan provides for a maturity date based on the completion of specified performance conditions that had not been met as of December 31, 2019. Accordingly, the loan was not mandatorily repayable within twelve months from December 31, 2019, 2018 and 2017 and as a result was classified as non-current loans payable as of December 31, 2019, 2018 and 2017. During the year ended December 31, 2019, the Pre-IPO Group repaid $500,000 of the loan in conjunction with the negotiation of the purchase of the Matla Game Lodge (see Note 4 — Business Combinations). Also, see Note 33 —  Events After the Reporting Period.
In September of 2019, the Pre-IPO Group obtained lines of credit in the aggregate amount of S$400,000 (approximately $296,912 at the 2019 exchange rate) for working capital and business expansions requirements, which the Pre-IPO Group drew down on in full. Loans in the amount of S$100,000 (approximately $74,228 at the 2019 exchange rate) shall be repaid over 36 monthly installments including both principal and the respective accrued interest. Interest on such principal shall bear at a rate of 8% per annum plus a margin of 0.88%, subject to adjustment. The Pre-IPO Group has the option to prepay the loan before its maturity date, subject to a fee of 6.88% if paid within twelve months from the drawdown date. Loans in the amount of S$300,000 (approximately $222,684 at the 2019 exchange rate) shall be repaid over 60 monthly installments including both principal and the respective accrued interest. Interest on such principal shall bear at a rate of 6.25% per annum, subject to adjustment. The loans are secured by personal guarantees of the Director. During the year ended December 31, 2019, the Pre-IPO Group repaid an aggregate of S$20,505 (approximately $15,024 at the 2019 exchange rate) of principal plus the respective accrued interest.

Note 18 — LOANS PAYABLE — RELATED PARTIES
Loans from related parties as of December 31, 2019, 2018 and 2017 consist of the following:
	As of December 31,
	2019	2018	2017
Loan payable to related parties for the acquisition of Entrepreneurs Institute
Current portion	$400,000	$—	$—
Non current portion	400,000	—	—
Subtotal	800,000
Other loans payable to related parties, current	32,800	31,703	33,622
Total loans payable to related parties	$832,800	$31,703	$33,622

The loan payable to related parties for the acquisition of Entrepreneurs Institute is non-interest bearing, with note payable $400,000 payable on each of the first and second anniversaries of the acquisition date. Other loans payable to related parties represent unsecured loans from shareholders, which bear no interest and are payable on demand.
Note 19 — CONVERTIBLE DEBT OBLIGATIONS
During the year ended 2019, Entrepreneurs Resorts issued 36-month convertible loans in the principal amount of $2,256,178 which bear interest at rates between 10% to 12% per annum, payable either quarterly, annually or at maturity depending upon the convertible note. The convertible notes are convertible upon Entrepreneur Resorts listing on the Australian Stock Exchange at a price equal to 70% of the initial listing price on the Australian Stock Exchange. The Pre-IPO Group bifurcated the conversion option as a derivative liability with a fair value of $783,735 with a debit to deferred debt discount to be amortized over the term of the convertible notes. Additionally, in connection with the convertible note issuances, the Pre-IPO Group incurred $134,152 of debt issuance costs which are being accounted for as debt discount and being amortized over the term of the convertible notes. During the year ended December 31, 2019, the Pre-IPO Group recognized amortization of debt discount of $580,049 as interest expense.
As of December 31, 2019, 2018 and 2017, the Pre-IPO Group’s convertible obligations consisted of the following:
	December 31,
Account	2019	2018	2017
Convertible debt obligations, gross	$2,256,178	$—	$—
Deferred debt discount	(337,838)	—	—
Convertible debt obligations, net of debt discount	$1,918,340	$—	$—

Note 20 — OTHER NON-CURRENT LIABILITIES
Other non-current liabilities of $25,147 at December 31, 2019 related to investor deposits for the purchase of ordinary shares of the Pre-IPO Group. Other non-current liabilities of $3,653,045 at December 31, 2017 represents the amount owed in connection with the acquisition of a subsidiary of Entrepreneur Resorts during 2017. During 2018, Entrepreneur Resorts issued shares of its ordinary shares in full satisfaction of this liability.

Note 21 — EQUITY
Contributed Capital
Equity Issued
During the years ended December 31, 2019 and 2018, the Pre-IPO Group issued stock for gross cash proceeds of $2,599,978 and $1,049,781, respectively.
During the year ended December 31, 2018, the Pre-IPO Group issued Entrepreneur Resorts ordinary shares valued at $3,651,250 in satisfaction of an obligation (see the $3,653,045 other non-current liability as of December 31, 2017 in the accompanying statement of financial position) to issue stock to the seller in connection with the 2017 acquisition of two newly acquired subsidiaries of Entrepreneur Resorts. The Entrepreneur Resorts’ shares were valued using the market approach based on the price per share paid by third parties for Entrepreneur Resorts ordinary shares as of the acquisition date and stock delivery date.
During the year ended December 31, 2019, the Pre-IPO Group issued Genius Group Ltd stock valued at $6,400,000 to the seller in connection with the 2019 acquisition of Entrepreneurs Institute. The Genius Group Ltd shares were valued using the market approach based on the price per share paid by third parties for Genius Group Ltd ordinary shares as of the acquisition date and stock delivery date.
See below for discussions regarding additional equity issuances.
Subscriptions Receivable
On December 31, 2019, an entity owned by the Pre-IPO Group’s Chief Executive Officer purchased 25,507 shares of Genius Group Ltd ordinary shares in exchange for a $668,214 subscription receivable.
Also, see Stock-Based Compensation below.
Stock-Based Compensation
In January 2018, the Pre-IPO Group granted options for the purchase of 20,317 shares of GeniusU Pte Ltd ordinary shares, with a grant date value of $91,941. The options vested on December 31, 2019 and were exercisable upon vesting at $15.45 per share. The Pre-IPO Group funds the exercise price as a non-interest-bearing loan, which is repaid upon the sale of the underlying ordinary shares. Options that are not exercised on the vesting date are forfeited.
On December 31, 2019, the Pre-IPO Group issued 20,317 shares of GeniusU Pte Ltd ordinary shares in exchange for a subscription receivable of $316,880 in connection with the exercise of stock options.
In January 2018, the Pre-IPO Group granted options for the purchase of 233,501 shares of Entrepreneur Resorts ordinary shares, with a grant date value of $88,213. The options vested on December 31, 2019, and were exercisable upon vesting at $1.30 per share. The Pre-IPO Group funds the exercise price as a non-interest-bearing loan, which is repaid upon the sale of the underlying ordinary shares. Options that are not exercised on the vesting date are forfeited.
On December 31, 2019, options for the purchase 108,215 shares of Entrepreneur Resorts ordinary shares were exercised in exchange for a subscription receivable in the amount of $140,680.
During the year ended December 31, 2019, the Pre-IPO Group granted options for the purchase of 42,913 shares of Genius Group ordinary shares, with a grant date value of $217,114. The options vest two years from the date of grant and are exercisable upon vesting at $21.34 per share. The Pre-IPO Group funds the exercise price as a non-interest-bearing loan, which is repaid upon the sale of the underlying ordinary shares. Options that are not exercised on the vesting date are forfeited.

Note 21 — EQUITY (continued)
The Pre-IPO Group values stock options using the Black-Scholes option pricing model and used the following assumptions during the reporting periods:
	For the Years Ended December 31,
	2019	2018
Risk-free interest rate	2.50%	1.92%
Contractual term (years)	2.00	2.00
Expected volatility	39.00%	50.00%
Expected dividends	0.00%	0.00%

A summary of the option activity during the years ended December 31, 2019 and 2018 was as follows:
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life In Years	Aggregate Intrinsic Value
Outstanding, January 1, 2018	—	—
Granted	253,818	2.43
Exercised	—	—
Expired	—	—
Outstanding, December 31, 2018	253,818	2.43	1.0	$119,667
Granted	42,913	21.34
Exercised	(253,818)	2.43
Expired	—	—
Outstanding, December 31, 2019	42,913	21.34	1.0	$580,613

The following table presents information related to options outstanding at December 31, 2019:
Options Outstanding			Options Exercisable
Exercise Price	Outstanding Number of Options	Underlying Ordinary Shares	Weighted Average Remaining Life In Years	Exercisable Number of Warrants
$21.34	42,913	Genius Group	n/a	n/a

The Pre-IPO Group recorded stock-based compensation in the amount of $171,768 and $133,241 during the years ended December 31, 2019 and 2018, respectively, in connection with the amortization of the grant date value of the stock options and the remaining amortization of certain 2017 share grants. As of December 31, 2019, there was $52,597 of unamortized stock-based compensation.
Treasury Stock
During the years ended December 31, 2019 and 2018, the Pre-IPO Group repurchased ordinary shares for $656,513 and $263,501 of cash consideration, respectively. During the years ended December 31, 2019 and 2018, the Pre-IPO Group resold ordinary shares for gross proceeds of $382,630 and $131,000, respectively.

Note 21 — EQUITY (continued)
Other
On August 30, 2019, the Pre-IPO Group recorded a $398,748 credit against accumulated deficit in connection with the Entrepreneurs Institute’ acquisition accounting, in order to eliminate Entrepreneurs Institute’ cumulative pre-acquisition accumulated deficit. Entrepreneurs Institute and Genius Group Ltd are entities under common control whose financials are presented as combined during the pre-acquisition periods presented in these financial statements.
During the years ended December 31, 2019 and 2018, Entrepreneurs Institute paid $147,557 and $179,078 of dividends, respectively.
Note 22 — REVENUE
The breakdown of revenues for the years ended December 31, 2019 and 2018 are shown below. The revenue is disaggregated into the categories the Pre-IPO Group believes depict how and the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.
	For the Years Ended December 31,
	2019	2018
Campus Revenue
– Sale of goods	$1,796,961	$1,530,199
– Rendering of services	2,635,035	2,712,285
Campus sub-total	4,431,996	4,242,484
Education Revenue
– Digital	4,771,253	3,857,605
– In-Person	745,808	1,022,827
Education sub-total	5,517,061	4,880,432
Total Revenue	$9,949,057	$9,122,916

The Pre-IPO Group applies the practical expedient in paragraph 121.b of IFRS 15 and does not disclose information about its remaining performance obligations because the Pre-IPO Group has a right to consideration from its customers in an amount that corresponds directly with the value to the customer of the Pre-IPO Group’s performance completed to date.
Revenues from memberships and programs that are delivered over a period of time are recognized over that period of time. The totals of such revenues, which are included in the Education Revenue — Digital category, are $3,822,667 for 2019 and $3,591,722 for 2018. All other revenues are recognized at a point in time.

Note 23 — OTHER OPERATING INCOME
For the years ended December 31, 2019 and 2018, other operating income consists of:
	For the Years Ended December 31,
	2019	2018
Administration and management fees received	$12,458	$13,580
ER investor accommodation	—	15,215
Business interruption insurance proceeds	—	673,262
Other income	81,673	96,134
	$94,131	$798,191

Note 24 — GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses for the years ended December 31, 2019 and 2018 include the following:
	For the Years Ended December 31,
	2019	2018
Consulting and professional services	$606,738	$795,841
Marketing	814,873	529,912
Rent expense	457,735	431,036
Repairs and maintenance	120,023	146,306
Salaries, wages, bonuses and other benefits	3,538,114	3,049,695
Travel	447,383	393,673
Utilities	85,319	151,888
Other	499,834	375,250
Development charges	360,933	252,587
Stock-based compensation	171,768	133,241
Total General and administrative expenses	$7,102,720	$6,259,429

Note 25 — INTEREST EXPENSE, NET
For the years ended December 31, 2019 and 2018, the Pre-IPO Group earned interest income and incurred interest expense as follows:
	For the Years Ended December 31,
	2019	2018
Interest income
Bank and other cash	$1,996	$131,698
Other financial assets – loans	102,431	—
Total interest income	104,427	131,698
Interest expense/finance costs
Lease liabilities	122,190	—
Other interest paid – loans	266,059	10,270
Amortization of debt discount	580,049	—
Total interest expense/ finance costs	968,298	10,270
Total interest (expense) income, net	$(863,871)	$121,428

Note 26 — CHANGE IN FAIR VALUE OF DERIVATIVE LIABILITIES
During the year December 31, 2019, the Pre-IPO Group recorded Level 3 derivative liabilities that were measured at fair value at issuance in the aggregate amount of $783,735, related to the redemption features of certain convertible notes payable. See Note 19 — Convertible Debt Obligations for additional details. Management estimated the fair value of the redemption features recorded as derivative liabilities to be $0 as of December 31, 2019 and recorded a change in fair value of derivative liabilities of $783,735 during the year ended December 31, 2019. The fair value of the derivative was valued using management’s estimate of the probability of Entrepreneur Resorts’ listing on the Australian Stock Exchange, which was 80% at issuance and was 0% as of December 31, 2019.
Note 27 — INCOME TAX EXPENSE
The Pre-IPO Group is subject to income taxes in the countries of Indonesia, Singapore, and South Africa.
The provision for income taxes consists of the following provisions (benefits):
	Years Ended December 31,
	2019	2018
Current tax:
Current tax on profits for the year	$27,265	$43,339
Adjustments for current tax of prior periods	—	—
	27,265	43,339
Deferred income tax:
Decrease (increase) in deferred tax assets	210,926	(490,996)
(Decrease) increase in deferred tax liabilities	(143,314)	131,185
	67,612	(359,811)
Provision (benefit) for income taxes	$94,877	$(316,472)

The reconciliation of income taxes at the statutory rate of Singapore to the effective tax rates for the years ended December 31, 2019 and 2018 is as follows:
	Years Ended December 31,
	2019	2018
Loss before income tax	$(1,215,676)	$(451,927)
Tax at the Singapore rate of 17%	$(206,665)	$(76,828)
Reconciling items:
Rate differential – non-Singapore entities	188,728	156,095
Permanent differences	91,519	70,027
Initial recognition of deferred tax assets/liabilities	—	(381,262)
Usage of unrecorded net operating loss deferred tax asset	(316,226)	(121,947)
Current period net operating losses not recognized as a deferred tax asset	272,204	47,266
Other deferred tax activity	65,317	(9,823)
Income tax expense (benefit)	$94,877	$(316,472)

Note 28 — FAIR VALUE INFORMATION
Fair value hierarchy
The table below analyses assets and liabilities carried at fair value. The different levels are defined as follows:
Level 1: Quoted unadjusted prices in active markets for identical assets or liabilities that the Pre-IPO Group can access at measurement date.
Level 2: Inputs other than quoted prices included in level 1 that are observable for the asset or liability either directly or indirectly.
Level 3: Unobservable inputs for the asset or liability.
During the year ended December 31, 2019, the Pre-IPO Group recognized a gain on the change in fair value of derivative liabilities of $783,735 related to the mark-to-market of the bifurcated conversion options of convertible notes issued during 2019. See Note 19, Convertible Debt Obligations, for additional details.
As of December 31, 2019, 2018, and 2017 the Pre-IPO Group’s financial assets and liabilities by level within the fair value hierarchy are as follows:
	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Financial assets at amortized cost
Cash	$3,290,095	$—	$—	$3,290,095
Accounts receivable	—	1,263,849	—	1,263,849
Due from related parties	—	67,310	—	67,310
Financial assets at fair value through profit or loss
Investments at fair value	—	—	28,526	28,526
FINANCIAL LIABILITIES
Financial liabilities at amortized cost
Accounts payable	—	486,871	—	486,871
Loans payable	—	1,281,888	—	1,281,888
Loans payable, related parties	—	832,800	—	832,800
Lease liabilities	—	2,273,739	—	2,273,739
Convertible debt obligations, net	—	1,918,340	—	1,918,340

	As of December 31, 2018
	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Financial assets at amortized cost
Cash	$2,737,889	$—	$—	$2,737,889
Accounts receivable	—	649,115	—	649,115
Due from related parties	—	104,481	—	104,481
Financial assets at fair value through profit or loss
Investments at fair value	—	—	27,792	27,792

Note 28 — FAIR VALUE INFORMATION (continued)
	As of December 31, 2018
	Level 1	Level 2	Level 3	Total
FINANCIAL LIABILITIES
Financial liabilities at amortized cost
Accounts payable	—	585,765	—	585,765
Loans payable	—	1,500,000	—	1,500,000
Loans payable, related parties	—	31,703	—	31,703

	As of December 31, 2017
	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Financial assets at amortized cost
Cash	$2,728,311	$—	$—	$2,728,311
Accounts receivable	—	678,605	—	678,605
Due from related parties	—	185,010	—	185,010
FINANCIAL LIABILITIES
Financial liabilities at amortized cost
Accounts payable	—	1,056,861	—	1,056,861
Accounts payable, related parties	—	73,805	—	73,805
Loans payable	—	1,500,000	—	1,500,000
Loans payable, related parties	—	33,622	—	33,622

Note 29 — FINANCIAL RISK MANAGEMENT
The Pre-IPO Group’s activities expose it to certain financial risks mainly related to:
➢
market risk (currency risk, interest rate risk and price risk);

➢
credit risk, and

➢
liquidity risk.

The board of directors has overall responsibility for the establishment and oversight of the Pre-IPO Group’s risk management framework. The board has established the risk committee, which is responsible for developing and monitoring the Pre-IPO Group’s risk management policies. The committee reports quarterly to the board of directors on its activities.
The group’s risk management policies are established to identify and analyze the risks faced by the Pre-IPO Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Pre-IPO Group’s activities.
The group’s board of directors oversees how management monitors compliance with the risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Pre-IPO Group.

Note 29 — FINANCIAL RISK MANAGEMENT (continued)
Market risk
Interest rate risk
Fluctuations in interest rates impact on the value of investments and financing activities, giving rise to interest rate risk.
The debt of the Pre-IPO Group is comprised of different instruments, which bear interest at either fixed or floating interest rates. The ratio of fixed and floating rate instruments in the loan portfolio is monitored and managed, by incurring either variable rate bank loans or fixed rate bonds as necessary. Interest rate swaps are also used where appropriate, in order to convert borrowings into either variable or fixed, in order to manage the composition of the ratio. Interest rates on all borrowings compare favorably with those rates available in the market.
The Pre-IPO Group policy with regards to financial assets, is to invest cash at floating rates of interest and to maintain cash reserves in short-term investments in order to maintain liquidity, while also achieving a satisfactory return for shareholders.
Foreign currency risk
The Pre-IPO Group is exposed to foreign currency risk as a result of certain transactions and borrowings which are denominated in foreign currencies. Exchange rate exposures are managed within approved policy parameters utilizing foreign forward exchange contracts where necessary. The foreign currencies in which the Pre-IPO Group deals primarily are US Dollars, Singapore Dollars, Indonesian Rupees and South African Rands.
Credit risk
Credit risk arises from the potential default of a counterparty to an agreement or financial instrument, resulting in financial loss. The Pre-IPO Group is exposed to credit risk in its operating activities (mainly in connection with trade receivables) and financial activities, including deposits with banks and other financial institutions and other financial instruments contracted.
To mitigate risks associated with trade receivables, management makes use of credit approvals, limits and monitoring, and only deals with reputable counterparties with consistent payment histories. Sufficient collateral or guarantees are also obtained when necessary. Each counterparty is analyzed individually for creditworthiness before terms and conditions are offered. The analysis involves making use of information submitted by the counterparties as well as external bureau data (where available). Counterparty credit limits are in place and are reviewed and approved by credit management committees. The exposure to credit risk and the creditworthiness of counterparties is continuously monitored.
Credit loss allowances for expected credit losses are recognized for all debt instruments except those measured at fair value through profit or loss. Credit loss allowances are also recognized for loan commitments and financial guarantee contracts. For trade receivables and contract assets which do not contain a significant financing component, the loss allowance is determined as the lifetime expected credit losses of the instruments. For all other trade receivables, contract assets and lease receivables, IFRS 9 permits the determination of the credit loss allowance by either determining whether there was a significant increase in credit risk since initial recognition or by always making use of lifetime expected credit losses. Management has chosen as an accounting policy, to make use of lifetime expected credit losses. Management does therefore not make the annual assessment of whether the credit risk has increased significantly since initial recognition for trade receivables, contract assets or lease receivables.
Liquidity risk
The Pre-IPO Group is exposed to liquidity risk, which is the risk that the Pre-IPO Group will encounter difficulties in meeting its obligations as they become due.

Note 29 — FINANCIAL RISK MANAGEMENT (continued)
The Pre-IPO Group manages its liquidity risk by effectively managing its working capital, capital expenditure and cash flows. The financing requirements are met through a mixture of cash generated from operations, loans payable and convertible debt. Committed borrowing facilities are available for meeting liquidity requirements and deposits are held at central banking institutions.
Note 30 — RELATED PARTIES
Relationships
Members of key management	Roger James Hamilton
Michelle Clarke
Dennis Owen Du Bois
Vilma Lisa Bovio
Jeremy Justin Harris
MI Senne Suraj Naik

See Note 18 — Loans Payable, Related Parties for information on related party balances.
Note 31 — KEY MANAGEMENT COMPENSATION
The following tables set forth information regarding compensation awarded to or earned by our Executive Officers:
Name and principal position	Year	Salary	Equity Awards	Total
Roger James Hamilton Chief Executive Officer	2019	$432,411	$60,007	$492,418
	2018	360,627	11,982	372,609
Michelle Clarke Chief Marketing Officer	2019	$93,746	$15,870	$109,616
	2018	91,605	7,168	98,772
Suraj Naik Chief Technology Officer	2019	$75,701	$11,588	$87,289
	2018	72,334	5,317	77,651
Sandra Morrell Chief Operating Officer	2019	$165,947	$20,150	$186,097
	2018	157,670	7,363	165,033

Note 31 — KEY MANAGEMENT COMPENSATION (continued)
The following table sets forth information regarding the compensation earned for service on our Board of Directors by our non-employee directors during the year ended December 31, 2018 and 2019.
Name	Year	Director Fees Paid in Cash	Equity Awards	Total
Jeremy Harris Director	2019	$50,688	$—	$50,688
	2018	50,688	16,667	67,355
Dennis DuBois Director	2019	$24,000	$—	$24,000
	2018	24,000	16,667	40,667
Nic Lim Director	2019	$5,882	$—	$5,882
	2018	5,882		5,882
Anna Gong Director	2019	$5,882	$—	$5,882
	2018	5,882	—	5,882
Lisa Bovio Director	2019	$24,000	$—	$24,000
	2018	24,000	16,667	40,667
Clifford Green Director	2019	$—	$—	$—
	2018	—	16,667	16,667

Note 32 — SEGMENT REPORTING
Each of the Pre-IPO Group’s business segments offer different, but synergistic products and services, and are managed separately. Discrete financial information is available for each segment, and segment performance is evaluated based on operating results. Adjustments to reconcile segment results to combined consolidated results are included under the caption “Intercompany” which eliminates the effect of transactions between the segments.
The Pre-IPO Group’s business consists of two reportable business segments:
➢
Education — entrepreneur education, management consultancy and business development tools.

➢
Campus — resorts, retreats and co-working cafes for entrepreneurs.

The detailed segment information of the Pre-IPO Group is as follows:

Note 32 — SEGMENT REPORTING (continued)
	For the Year ended December 31, 2019				For the Year ended December 31, 2018
	Education	Campus	Intercompany Eliminations	TOTAL	Education	Campus	Intercompany Eliminations	TOTAL
Revenues	$5,913,369	$4,942,446	$(906,758)	$9,949,057	$5,459,673	$4,724,090	$(1,060,847)	$9,122,916
Depreciation and Amortization	$373,465(1)	$985,310(2)	$—	$1,358,775	$202,796(1)	$434,641(3)	$—	$637,437
Loss from Operations	$(1,302,451)	$166,911	$—	$(1,135,540)	$(479,345)	$(94,010)	$—	$(573,355)
Net Profit or Loss	$(1,286,019)	$(24,534)	$—	$(1,310,553)	$(479,345)	$343,890	$—	$(135,455)
Interest Expense, net	$—	$863,871	$—	$863,871	$—	$121,428	$—	$121,428
Capital Expenditures	$423,959	$636,165	$—	$1,060,124	$429,753	$66,396	$—	$496,149
Total Property and Equipment, net	$11,519	$7,387,893	$—	$7,399,412	$21,054	$6,240,371	$—	$6,261,425
Total Assets	$13,019,811	$20,153,547	$(1,590,973)	$31,582,385	$1,917,750	$15,975,624	$(546,426)	$17,346,948
Total Liabilities	$5,018,657	$8,356,185	$(564,257)	$12,810,585	$2,596,233	$4,055,670	$(546,426)	$6,105,477

(1)
Depreciation and amortization related to the Education segment is included in cost of revenue in the accompanying statements of operations.

(2)
Consists of $884,069 of Campus segment depreciation and amortization which is included in cost of revenue and $47,537 which is included in operating expenses in the accompanying statements of operations.

(3)
Consists of $375,298 of Campus segment depreciation and amortization which is included in cost of revenue and $59,343 which is included in operating expenses in the accompanying statements of operations.

A summary of revenue by geographic location appears below:
	For the Year ended December 31, 2019			For the Year ended December 31, 2018
	Education	Campus	TOTAL	Education	Campus	TOTAL
Europe / Middle East / Africa	$1,818,859	$1,951,769	$3,770,628	$2,305,194	$2,080,312	$4,385,506
Asia / Pacific	2,108,503	2,480,027	4,588,530	2,039,538	2,162,172	4,201,710
North America / South America	1,589,899	—	1,589,899	535,700	—	535,700
	$5,517,261	$4,431,796	$9,949,057	$4,880,432	$4,242,484	$9,122,916

A summary of non-current assets (other than financial instruments) by geographic location appears below:
	As of December 31, 2019			As of December 31, 2018
	Education	Campus	TOTAL	Education	Campus	TOTAL
Europe / Middle East / Africa	$—	$12,909,577	$12,909,577	$—	$11,313,545	$11,313,545

Note 32 — SEGMENT REPORTING (continued)
	As of December 31, 2019			As of December 31, 2018
	Education	Campus	TOTAL	Education	Campus	TOTAL
Asia / Pacific	9,861,324	3,005,679	12,867,003	794,484	1,303,509	2,097,993
	$9,861,324	$15,915,256	$25,776,580	$794,484	$12,617,054	$13,411,538

Note 33 — EVENTS AFTER THE REPORTING PERIOD
Convertible Debt Obligations
Subsequent to December 31, 2019 and prior to the issuance of these financial statements, Genius Group Ltd offered an aggregate of approximately $1.8 million of 3-year convertible debt obligations, which bear interest at rates ranging between 10-12% per annum, payable quarterly. The Pre-IPO Group is allowed to make early repayments on principal and interest. Unless previously converted, redeemed or purchased and cancelled, the convertible debt obligations will be redeemed on or before the date three years after the agreement. The convertible debt obligations are convertible, at the lender’s option upon receipt of an offer, prior to an initial public offering into shares of Genius Group Ltd ordinary shares, or a holding company that holds Genius Group Ltd, at the then market price of the ordinary shares.
Subsequent to December 31, 2019 and prior to the issuance of these financial statements, convertible debt obligations consisting of approximately $1.7 million including interest were converted into 45,257 shares of Genius Group Ltd ordinary shares pursuant to conversion offers extended by the Pre-IPO Group.
Subsequent to December 31, 2019 and prior to the issuance of these financial statements, convertible debt obligations consisting of $992,813 of principal were converted into 496,408 shares of Entrepreneur Resorts ordinary shares pursuant to conversion offers extended by Entrepreneur Resorts.
Shares Issued for Cash
Subsequent to December 31, 2019 and prior to the issuance of these financial statements, Genius Group Ltd sold an aggregate of 53,234 shares of its ordinary shares for gross proceeds of $2,005,582 and incurred aggregate issuance costs of $40,112.
Subsequent to December 31, 2019 and prior to the issuance of these financial statements, GeniusU Pte Ltd sold an aggregate non-controlling interest of 3.94% of GeniusU Pte Ltd for gross proceeds of $1,410,996 and incurred aggregate issuance costs of $28,220.
Loans Payable
Subsequent to December 31, 2019 and prior to the issuance of these financial statements, the parties to the Pre-IPO Group’s $1,500,000 loan payable amended the loan to specify that the outstanding balance of $1,000,000 (at December 31, 2019) would be repaid upon the achievement of certain performance conditions. At a later date, the same parties agreed to settle the note early whereby Genius Group Ltd paid consideration of $600,000, consisting of $250,000 of cash and $350,000 of Genius Group Ltd ordinary shares in full satisfaction of the loan payable and Genius Group Ltd would release the holder from the performance conditions.
Stock-Based Compensation
In January 2020, Genius Group Ltd issued an aggregate of 3,000 shares of ordinary shares to Directors, for services rendered. The shares vest on the one-year anniversary of the grant date.

Note 33 — EVENTS AFTER THE REPORTING PERIOD (continued)
Subsequent to December 31, 2019, and prior to the issuance of these financial statements, Genius Group Ltd Ltd issued an aggregate of 13,764 and 58,500 shares of vested ordinary shares to Entrepreneur Resorts directors and management, respectively, for services previously rendered.
Subsequent to December 31, 2019 and prior to the issuance of these financial statements, Genius Group Ltd agreed to issue an aggregate of 12,238 shares of ordinary shares to its employees in exchange for cash compensation in the aggregate amount of $426,739 during the period from March 2020 through August 2020. The stock vests upon the closing of the Pre-IPO Group’s initial public offering, if the employee is still employed with the Pre-IPO Group on that date.
Business Combinations
The Pre-IPO Group continues to make acquisitions to accelerate the revenue and profitability growth of the group, to add valuable assets to the group portfolio, and to fulfill management’s vision for the business — in terms of both positive impact on customers and shareholder value. The Pre-IPO Group believes that the acquisitions will further enhance the efficiency of the group and will add value through synergies and leverage.
Subsequent to December 31, 2019 and prior to the issuance of these financial statements, Genius Group Ltd closed the following business combinations:
Genius Group Ltd’s Acquisition of Entrepreneur Resorts
In July 2020, Genius Group Ltd acquired 97.84% of the voting equity interest of Entrepreneur Resorts for purchase consideration of $31.958 million of Genius Group Ltd ordinary shares. Entrepreneur Resorts operates a group of campuses including resorts, retreats and co-working cafes for entrepreneurs. Prior to July 2020, Entrepreneur Resorts was under common control with the Genius Group Ltd.
Subsequent to December 31, 2019 and prior to the issuance of these financial statements, the Pre-IPO Group executed definitive agreements to close the following business combinations upon the completion of the Pre-IPO Group’s initial public offering:
Genius Group Ltd’s Pending Acquisition of the University of Antelope Valley
On December 18, 2020, Genius Group Ltd signed a definitive agreement to acquire 100% of the voting equity interest of University of Antelope Valley for $30 million of purchase consideration, including $6 million of Genius Group Ltd ordinary shares and $24 million of cash. The University of Antelope Valley is a California-based, WASC accredited, U.S. university issuing degrees on campus and on-line.
Genius Group Ltd’s Pending Acquisition of Education Angels
On October 22, 2020, Genius Group Ltd signed a definitive agreement to acquire 100% of the voting equity interest of Education Angels in Home Childcare Limited for purchase consideration of NZ 3 million (approximately $2.0 million US dollars) of Genius Group Ltd ordinary shares. Education Angels delivers home educators and childcare for 0-5 year olds with creative thinking and play modules.
Genius Group Ltd’s Pending Acquisition of E-Square
On November 28, 2020, Genius Group Ltd signed a definitive agreement to acquire 100% of the voting equity interest of E-Squared Education Enterprises (Pty) Ltd for purchase consideration of ZAR 10 million (approximately $654,000 US dollars) of Genius Group Ltd’s ordinary shares. E-Square is a full campus with primary, secondary and college education for students in entrepreneurship.

Note 33 — EVENTS AFTER THE REPORTING PERIOD (continued)
Genius Group Ltd’s Pending Acquisition of Property Investors Network
On November 30, 2020, Genius Group Ltd signed a definitive agreement to acquire 100% of the voting equity interest of Property Investors Network Ltd and Mastermind Principles Limited for purchase consideration equal to its December 31, 2019 annual revenue, of which 90% will be paid in Genius Group Ltd ordinary shares and 10% will be paid in cash. Property Investors Network is an investor education network with investor meetups held in 50 cities and on-line.

[    ] Ordinary Shares
Genius Group Limited

PRELIMINARY PROSPECTUS

ThinkEquity
a division of Fordham Financial Management, Inc.
           , 2021
Through and including           , 2021 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.
INDEMNIFICATION of DIRECTORS and OFFICERS.

Section 172 of the Singapore Companies Act prohibits a company from exempting or indemnifying its officers (including directors acting in an executive capacity) and similarly Section 208A of the Singapore Companies Act prohibits a company from exempting or indemnifying its auditors against any liability, which by law would otherwise attach to them for any negligence, default, breach of duty or breach of trust of which they may be guilty relating to us. However, a company is not prohibited from (a) purchasing and maintaining for any such individual insurance against any such liability, or (b) indemnifying such individual against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted, or in connection with any application under Section 76A(13) or 391 or any other provision of the Singapore Companies Act in which relief is granted to him by the court, (c) or indemnifying an officer against liability incurred by him or her to a person other than the company except in circumstances where such liability is for any criminal or regulatory fines or penalties, or where such liability is incurred in respect of (i) defending criminal proceedings in which he or she is convicted, (ii) defending civil proceedings commenced by the company or a related company against him in which judgment is given against him or (iii) in connection with an application for relief under section 76A(13) or section 391 of the Singapore Companies Act in which the court refuses to grant him relief.
Subject to the Singapore Companies Act and every other Singapore statute for the time being in force concerning companies and affecting us, our constitution provides that each of our directors and officers and those of our subsidiaries and affiliates shall be entitled to be indemnified by us or such subsidiary against any liability incurred by him or her arising out of or in connection with any acts, omissions or conduct, actual or alleged, by such individual acting in his or her capacity as either director, officer, secretary or employee of us or the relevant subsidiary, except to such extent as would not be permitted under applicable Singapore laws or which would otherwise result in such indemnity being void in accordance with the provisions of the Singapore Companies Act.
We may indemnify our directors and officers against costs, charges, fees, expenses and liabilities that may be incurred by any of them in defending any proceedings (whether civil or criminal) relating to anything done or omitted or alleged to be done or omitted by such person acting in his or her capacity as a director, officer or employee of our Company, in which judgment is given in his or her favor, or in which he or she is acquitted or in which the courts have granted relief pursuant to the provisions of the Singapore Companies Act or other applicable statutes, provided that such indemnity shall not extend to any liability which by law would otherwise attach to him or her in respect of any negligence, default, breach of duty or breach of trust in relation to our Company, or which would otherwise result in such indemnity being voided under applicable Singapore laws. No director or officer of our Company shall be liable for any acts, omissions, neglects, defaults or other conduct of any other director or officer, and to the extent permitted by Singapore law, our Company shall contribute to the amount paid or payable by a director or officer in such proportion as is appropriate to reflect the relative fault of such director or officer, taking into consideration any other relevant equitable considerations, including acts of other directors or officers and our Company, and the relative fault of such parties in respect thereof.
In addition, subject to the Singapore Companies Act and every other Singapore statute for the time being in force concerning companies and affecting our Company, no director, managing director or other officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense incurred by us, through the insufficiency or deficiency of title to any property acquired by order of the directors for us or for the insufficiency or deficiency of any security upon which any of our moneys are invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects are deposited, or any other loss, damage or misfortune which happens in the execution of his duties, unless the same happens through his own negligence, default, breach of duty or breach of trust.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.
The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.
Item 7.
Recent Sales of UNREGISTERED SECURITIES.

During the past three years, we have issued the following ordinary shares. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were involved in these issuances of ordinary shares.
Description	Date of Sale	Number of Shares	Consideration (USD)
Opening Share Capital Balance (Before 2018)	2017 and Prior	1,300,007	1,649,201
Share Issue – 10 Investors @ $21.34 per share	Q2 2018	21,088	450,020
Share Issue – 3 Investors @ $26.13 per share	Jan 2019	7,653	200,000
Share Issue – 37 Investors @ 28.75 per share	May to Jul 2019	39,349	1,131,000
Share Issue – 34 Investors @ 29.53 per share	Aug 2019	21,372	631,168
Share Issue – 3 Investors @ 32.81 per share (Entrepreneurs Institute Acquisition)	Aug 2019	195,062	6,399,984
Share Issue – 35 Investors @ 32.91 per share	Aug 2019 to Sep 2019	8,054	265,049
Share Issue – 5 Investors @ 32.91 per share	Dec 2019	4,255	140,000
Share Issue – 23 Investors @ 34.87 per share	Dec 2019	6,676	232,760
Share Issue – 13 Investors (Employee Share Issue for 2018 Options – Exercised)	Dec 2019	20,317	313,897
Share Issue – 7 Investors @ 32.91	Jan 2020	5,167	170,033
Share Issue – 22 Investors @ 34.87	Feb 2020 to Jun 2020	8,863	309,000
Share Issue – 112 Investors @ 34.87	Jul to Aug 2020	55,046	1,919,427
Share Issue – 251 Investors @ 34.87 (Entrepreneur Resorts Acquisition)	Jul 2020	888,962	30,997,810
Share Issue – 51 Investors @ 42.86	Sep 2020	37,582	1,610,809
Share Issue – 7 @ 0.01 (Entrepreneur Resorts Directors)	Sep 2020	72,264	722.64
Share Issue – 14 @ 1 (City Leader Promotion)	Sep 2020	918	918

Item 8.
EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

a) Exhibits
See Exhibit Index beginning on page II-7 of this registration statement.
The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of

“materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.
We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.
b) Financial Statement Schedules
Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our combined consolidated financial statements or the notes thereto.
Item 9.
UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)
For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on April [•], 2021.
GENIUS GROUP LIMITED
By:

Name: Roger James Hamilton
Title:  Chief Executive Officer
KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below hereby constitutes and appoints Roger James Hamilton, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933 increasing the number of shares for which registration is sought, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, making such changes in this registration statement as such attorney-in-fact and agent so acting deem appropriate, with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done with respect to the offering of securities contemplated by this registration statement, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agent or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Roger James Hamilton	Chief Executive Officer, Chairman (principal executive officer)	April [•], 2021
Michelle Clarke	Chief Marketing Officer, Director	April [•], 2021
Suraj Naik	Chief Technology Officer, Director	April [•], 2021
Jeremy Harris	Chief Financial Officer (principal financial and accounting officer)	April [•], 2021

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN
THE UNITED STATES
Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Genius Group Limited, has signed this registration statement or amendment thereto in Newark, Delaware on April [•], 2021.
PUGLISI & ASSOCIATES
By:

Name: Mr. Donald J. Puglisi
Title:  Managing Director

GENIUS GROUP LIMITED
EXHIBIT INDEX
Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
2.1*	Share Purchase Agreement dated Oct. 22, 2020 among Genius Group Ltd, David Raymond Hitchins and Angela Stead
2.2*	Share Purchase Agreement dated Nov. 28, 2020 between Genius Group Ltd and Lillian Magdalena Niemann
2.3*	Share Purchase Agreement dated Nov. 30, 2020 between Genius Group Ltd and Property Mastermind International PTE Ltd.
2.4*	Stock Purchase Agreement dated Dec. 18, 2020 among Sandra Johnson, Marco Johnson, University of Antelope Valley, Inc., and University of Antelope Valley, LLC, and Genius Group Ltd
2.5*	Tender Offer Letter dated May 14, 2020 for Genius Group Ltd to acquire Entrepreneur Resorts Limited
2.6*	Asset Transfer Agreement dated Oct. 1, 2019 between Genius Group Ltd and GeniusU Pte Ltd
2.7*	Share Purchase Agreement dated Aug. 30, 2019 between Genius Group Ltd and Wealth Dynamics Pte Ltd
3.1*	Constitution of the Registrant
4.1*	Registrant’s Specimen Certificate for Ordinary Shares
5.1*	Opinion of CNP Law LLP regarding legality of offered shares
8.1*	Opinion of Ellenoff Grossman & Schole LLP regarding certain U.S. tax matters
8.2*	Opinion of CNP Law LLP regarding certain Singapore tax matters
10.1*	Tenancy Agreement dated June 27, 2019 between China Classic Pte Ltd and Entrepreneur Resorts Pte Ltd
10.2*	Employment and Board of Directors Agreement dated June 15, 2020 between Genius Group Ltd and Roger James Hamilton
10.3*	Employment and Board of Directors Agreement dated June 15, 2020 between Genius Group Ltd and Michelle Clarke
10.4*	Employment and Board of Directors Agreement dated June 15, 2020 between Genius Group Ltd and Suraj Naik
10.5*	Employment of Director Agreement dated June 15, 20202 between Genius Group Ltd and Sandra Morrell
10.6*	Employment Agreement dated June 15, 2020 between Genius Group Ltd and Jeremy Harris
10.7*	Board of Directors Services Agreement dated Jan. 1, 2020 between Genius Group Ltd and Patrick Grove
10.8*	Board of Directors Services Agreement dated Jan. 1, 2020 between Genius Group Ltd and Anna Gong
10.9*	Board of Directors Services Agreement dated Jan. 1, 2020 between Genius Group Ltd and Nic Lim Kah Wui
10.10*	Facility Letter dated Sept. 12, 2019 between Wealth Dynamics PTE Ltd and United Overseas Bank Limited
10.11*	Employee Share Option Scheme Rules
14.1*	Code of Ethics
21.1*	List of Subsidiaries

Exhibit Number	Description of Document
23.1*	Consent of Marcum LLP
23.2*	Consent of CNP Law LLP (contained in Exhibit 5.1)
23.3*	Consent of Elenoff, Grossman & Schole LLP (contained in Exhibit 8.1)
23.4*	Consent of CNP Law LLP (contained in Exhibit 8.2)
99.1*	Charter of Audit Committee
99.2*	Charter of Compensation Committee
99.3*	Charter of Nominating and Corporate Governance Committee

*
To be filed by amendment.